As confidentially submitted with the Securities and Exchange Commission on June 17, 2021 as Amendment No. 1 to the initial confidential submission.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WCG Clinical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	84-3769177
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

212 Carnegie Center, Suite 301

Princeton, NJ 08540

(609) 945-0101

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Laurie L. Jackson

Chief Financial Officer and Chief Administration Officer

212 Carnegie Center, Suite 301

Princeton, NJ 08540

(609) 945-0101

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard A. Sobel John Giouroukakis Benjamin J. Cohen Alison A. Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Barbara J. Shander Chief Legal Officer 212 Carnegie Center, Suite 301 Princeton, NJ 08540 (609) 945-0101	William B. Brentani David W. Azarkh Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of common stock that may be sold if the underwriters fully exercise their option granted by the Registrant to purchase additional shares of common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission  is  effective.  This  preliminary prospectus  is  not an  offer to sell nor does it seek an offer to buy  these  securities in any  jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2021.

Shares

WCG Clinical, Inc.

Common Stock

This is an initial public offering of shares of common stock of WCG Clinical, Inc. We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                . We intend to apply to list our common stock on the                  under the symbol “WCGC.”

After the completion of this offering, certain affiliates of our Sponsors will together own         % of our outstanding common stock (or         % if the underwriters exercise their option to purchase additional shares in full) and will be parties to a voting agreement. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of                  and we will rely on certain exemptions from the corporate governance requirements of                 . See “Management—Director Independence and Controlled Company Exception.”

We are an “emerging growth company” under the federal securities laws and, as such, may elect to comply with certain reduced public reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 19 of this prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”), nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional                 shares of our common stock from us at the initial price to public less the underwriting discount within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley	BofA Securities	Barclays

Jefferies	William Blair	BMO Capital Markets

UBS Investment Bank	SVB Leerink	HSBC

Prospectus dated                , 2021.

i

ABOUT THIS PROSPECTUS

You should rely only on the information included in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that included in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets we serve. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data.

BASIS OF PRESENTATION

Our previous parent company, WCG HoldCo IV LLC (the “Seller”), entered into a Stock Purchase Agreement on November 6, 2019, with WCG Purchaser Corp. (formerly known as Da Vinci Purchaser Corp.) (the “Purchaser” or “Operating Company”), pursuant to which the Purchaser purchased all of the issued and outstanding equity interests in WCG Holding IV Inc. and WCG Market Intelligence & Insights Inc. (collectively, the “Acquiree”) from the Seller (the “Transaction”). In connection with the Transaction, a new parent entity, Da Vinci Purchaser Holdings LP (the “Parent”), was formed, together with two new entities, WCG Clinical, Inc. (formerly known as WCG Purchaser Holdings Corp.), the issuer in this offering, and WCG Purchaser Intermediate Corp., the direct subsidiary of the issuer, to act as intermediate holding companies between the Parent and the Operating Company. On January 8, 2020, the Transaction closed, resulting in a change to our corporate structure. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the terms “WCG,” “we,” “us,” “our,” or the “Company” refer to the Seller and its consolidated subsidiaries prior to the Transaction, and WCG Clinical, Inc. and its consolidated subsidiaries following the completion of the Transaction.

The consolidated financial statements included in this prospectus reflect the consolidated historical results of operations of WCG and its subsidiaries. WCG’s consolidated financial statements prior to and including

December 31, 2019 represent the financial information of the Acquiree and its consolidated subsidiaries prior to the Transaction, and such financial information is labeled as “Predecessor.” The Seller had no operations other than its ownership of the Acquiree and its consolidated subsidiaries, and, as a result, the same information has been presented as would be presented if the Acquiree were deemed to be the predecessor entities. The consolidated financial information for the periods beginning on and subsequent to January 1, 2020 represent the financial information of WCG Clinical Inc. and its consolidated subsidiaries subsequent to the Transaction, and such financial information is labeled as “Successor.” We determined that the operational activities from January 1, 2020 through the close of the Transaction on January 8, 2020 (the “effective date”) were immaterial to the financial statements for the year ended December 31, 2020, and do not result in material differences in the amounts recognized on the Balance Sheet, Statement of Operations, or Statement of Cash Flows. In light of the proximity of the effective date to the start of our January accounting period (i.e. only four business days from January 1, 2020 to the effective date, during which the Predecessor did not have material operations), we elected to present the activities from January 1, 2020 through January 7, 2020 in the Successor period (including the year ended December 31, 2020). See Note 1 to WCG’s audited consolidated financial statements included elsewhere in this prospectus.

Prior to the completion of this offering, the Parent will be liquidated and the unit holders of our Parent will receive shares of our common stock in exchange for their units of the Parent. See “Prospectus Summary—Distribution.”

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

As used in this prospectus, unless the context otherwise requires, references to:

•

“Amended and Restated Registration Rights Agreement” means the registration rights agreement to be effective upon the consummation of this offering, by and between the Sponsors, certain other existing stockholders and the Company;

•	“Arsenal” means investment funds affiliated with or advised by Arsenal Capital Partners;

•

“client retention ratio” means the ratio of clients retained by the Company over a specified period of time, and is calculated by dividing the number of retained clients in the current period that were also clients as of the end of the comparable prior year period by the total number of clients at the end of the comparable prior year period. The client retention ratio excludes clients with total annual revenue less than $20 thousand (and account for less than 1% of total revenues) to isolate the churn related to very small, one-time IRB customers that are not considered part of the Company’s normal customer base;

•	“Credit Facilities” means our First Lien Facilities and Second Lien Term Loan Facility;

•	“DGCL” means the Delaware General Corporation Law;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“First Lien Facilities” means the First Lien Term Loan Facility and the Revolving Credit Facility;

•

“First Lien Term Loan Facility” means our senior secured first lien term loan facility in an initial principal amount of $920.0 million entered into on January 8, 2020, as amended by the incremental term loan facility in an initial amount of $150.0 million entered into on November 2, 2020;

•	“GAAP” means U.S. generally accepted accounting principles;

•	“GIC Investor” means Dein Investment Pte. Ltd;

•	“LGP” means investment funds affiliated with or advised by Leonard Green & Partners, L.P.;

•	“Novo” means investment funds affiliated with or advised by Novo Holdings A/S;

•

“Organic Revenue Growth” means internally-generated growth measured by comparable sales of products and services year over year, excluding the impact of acquisitions until they have been under our ownership for at least four full fiscal quarters at the start of a fiscal reporting period;

•	“Revolving Credit Facility” means our $125.0 million revolving credit facility entered into on January 8, 2020;

•	“Second Lien Term Loan Facility” means our senior secured second lien term loan facility in an initial principal amount of $345.0 million entered into on January 8, 2020;

•	“Sponsors” means LGP, Arsenal, Novo and the GIC Investor; and

•	“Voting Agreement” means the voting agreement to be effective upon the consummation of this offering, by and among the Sponsors and the Company.

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including AIMS™, Avoca™, Connexus 5.0™, InvestigatorSpace™, IRBNet™, Pharmaseek™, KMR™, MCC™, My-Patient.com™, Safety Portal™, The WCG Patient Experience™, Velos™, Virgil™, WCG Clinical Trial Ecosystem™, WCG Knowledge Base™ and WCG Predict™. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

NON-GAAP FINANCIAL MEASURES

We report our financial results in accordance with GAAP. In addition to our GAAP financial results, we believe the non-GAAP financial measure, Adjusted EBITDA, is useful in evaluating our performance. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, as well as a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure prepared in accordance with GAAP.

A LETTER FROM WCG FOUNDER, EXECUTIVE CHAIRMAN & CHIEF EXECUTIVE OFFICER, DONALD A. DEIESO

WCG has embraced its role as a “Servant to Mankind”, with the ultimate aim of improving global public health. At the core of our mission, we apply leading scientific knowledge and proprietary technology to advance life-saving innovations. By helping to improve the clinical trial process, we allow valuable therapies to be delivered to patients sooner and at a lower cost. WCG is proud to serve the individuals on the frontlines of science and medicine, and the organizations that strive to develop new products and therapies to improve the quality of human health. We believe that it is our role to empower the scientific advancement of human health, while ensuring that the risks of progress never outweigh the value of human life.

As a mission-driven organization at heart with a strong commitment to the highest ethical standards, WCG is focused on safeguarding the interests of all stakeholders engaged with our Company, including clients, patients, employees and shareholders.

Strategically positioned at the very center of the clinical trial ecosystem, we act as the key point of connectivity among our various clients, who leverage our solutions to inform the critical decisions that save significant time and expense, enhance drug safety and efficacy, and ultimately improve millions of lives.

With 2.5 million patients enrolled in WCG-supported studies, our relationship with patients is also key to our mission, as demonstrated by our commitment to champion a new and improved paradigm for treating trial participants, The WCG Patient Experience™. Beyond raising patient awareness for clinical studies, we are shifting the clinical trial framework from treating participants as “subjects” to placing a greater focus on the patient experience, one which should rely on empathy from start to finish.

Our employees bring their heads and hearts to the mission, acting as change agents to serve a greater societal purpose. We maintain a leading employee retention ratio of 92% by selectively recruiting individuals who align with our core mission, and by providing differentiated compensation and benefits packages. We are proud of our Diversity and Inclusion culture with its emphasis on ensuring that we maintain an environment of mutual respect and equal opportunity for all.

The COVID-19 pandemic highlighted our organization’s remarkable dedication to its mission. Despite facing the challenges of remote working and the personal impacts of the pandemic, our team supported and contributed to over 723 COVID-19 trials, including many of the most highly impactful vaccines and antivirals.

It is our role to empower our team to accelerate advancement. We firmly believe that we must have the clinical insight to develop, the courage to advance, and the persistence to transform a change-resistant industry, while never compromising the highest level of ethical standards.

I am grateful that you are considering an investment in WCG’s initial public offering, and excited that as a result, you are thinking of supporting our mission to accelerate the scientific advancement of human health.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 17 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 56 of this prospectus, and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Overview

Our Mission

WCG’s mission is to provide clinical trial stakeholders with the highest-quality service, accelerate the scientific advancement of human health, and ensure that the risks of progress never outweigh the value of human life.

Our Company

We believe we are a leading provider of clinical trial solutions, focused on providing solutions that are designed to measurably improve the quality and efficiency of clinical research, stimulate growth and foster compliance. Our transformational solutions enable biopharmaceutical companies, contract research organizations (“CROs”), and institutions to accelerate the delivery of new treatments and therapies to patients, while maintaining the highest standards of human protection. We leverage our differentiated strategic position at the center of the clinical trial ecosystem to provide new types of technology-enabled solutions to all stakeholders involved, with the aim to address the key critical pain points throughout the clinical trial process.

Clinical trials are an essential part of the drug and device development process, but ineffective trial design and management continues to delay much-needed therapies from being made available to patients. Delayed patient enrollment, slow trial startup, burdensome administrative processes, use of disparate technologies, and under-representation of minority patients are a few of the key critical pain points our clients face in running clinical trials today. As a result, clinical trials are increasingly more expensive to conduct, are regularly delayed, and often face regulatory and data quality challenges.

WCG was founded in 2012, backed by Arsenal Capital Partners, with the goal of systematically transforming drug development by addressing the key critical pain points adversely affecting clinical trial performance. Our proprietary suite of technology-enabled solutions provides ethical review services as well as broader clinical trial solutions including study planning and optimization, patient engagement, and scientific and regulatory review services. We serve all stakeholders in the clinical trial ecosystem, including biopharmaceutical companies and CROs, trial sites, institutions and investigators, as well as patients and advocacy groups. Our solutions include software as well as technology-enabled clinical services that provide integrated, end-to-end support along the clinical trial process. Our clients leverage our solutions to inform the critical decisions that are key to saving significant time and expense, enhancing drug safety and efficacy, and ultimately allowing for the improvement of millions of lives.

Starting with our first and oldest business, Western IRB, we believe WCG has built a 50-year reputation for excellence in the performance of ethical reviews to become a partner of choice to some of the most sophisticated biopharmaceutical companies, regulators, and investigators. We have expanded our platform’s capabilities over the years and presently enjoy a differentiated strategic position at the center of the clinical trial ecosystem, enhancing efficiency and connectivity by uniting all stakeholders through our integrated technology platform. Since our founding, our end-to-end solutions have benefitted over 5,000 biopharmaceutical companies and

CROs, of which 4,000 are small and mid-cap biopharmaceutical companies, 10,000 research sites, and several million patients. Our management estimates that over the last two years ended December 31, 2020, WCG supported approximately 90% of all global clinical trials, across a broad array of therapeutic areas and trial phases and, over the same period, our solutions have been leveraged by 87% of all new drugs and therapeutic biologics approved by the U.S. Food and Drug Administration (“FDA”). With a global workforce of over 4,000 individuals who are core to our mission and our platform, we have a presence in 71 countries. Our significant expertise is evidenced by our track record of supporting over 4,000 global clinical trials from March 2020 through February 2021. We expect to continue to expand our operations at home and abroad as needed to service our increasingly diverse and international client base. We believe our clinical professionals are industry thought-leaders who provide expert consultation on ethical standards, trial operations, and regulatory submissions for drugs and devices. We believe our strategic position at the center of the clinical trial ecosystem provides us with the breadth and depth of knowledge and insight to serve our mission, and confidently develop new products and services to enhance our value proposition and growth trajectory.

We believe we have a proven track record of consistent growth and strong financial performance. We serve a high-growth market, and have outperformed through organic expansion of our portfolio, cross-selling of our solutions into our large client base and the strategic acquisition of complementary capabilities.

•

From 2018 to 2020, our revenues increased by approximately 16% per year, from $345.6 million to $463.4 million, with an Adjusted EBITDA margin (defined as Adjusted EBITDA divided by revenue) reaching 47% in 2020. Our revenues increased by approximately 33%, from $103.5 million to $137.6 million, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, with Adjusted EBITDA margin reaching 43% in the first quarter of 2021.

•	For 2019 and 2020, 74% and 69% of the Company’s revenue growth, respectively, was organic.

•

We had a net loss of $2.6 million in 2018, net income of $18.2 million in 2019, and a net loss of $95.3 million in 2020 primarily due to the impact of the Transaction. In addition, we had a net loss of $20.6 million and $30.1 million in the three months ended March 31, 2021 and 2020, respectively. Our Adjusted EBITDA increased by approximately 50%, from approximately $146.0 million in 2018 to approximately $218.4 million in 2020. Our Adjusted EBITDA increased by approximately 24%, from $47.6 million to $59.1 million, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

•

From 2019 to 2020, our bookings increased by approximately 12%, from $555.2 million to $621.8 million. Our bookings increased by approximately 55%, from $171.8 million to $266.2 million, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

•

As of March 31, 2021, our top 25 clients each purchased on average more than four of our solutions, and each contributed revenues of over $2 million. We estimate the current opportunity from further cross selling our existing solutions to these clients to be over $1.6 billion.

•	WCG has a strong track record of acquiring and integrating leading technologies and solutions into our platform, having closed 30 acquisitions since 2012.

See “—Summary Consolidated Financial and Operating Data” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding bookings and Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net (loss) income.

Our Differentiated Platform of Integrated Solutions

WCG’s Clinical Trial Ecosystem™—A Key Differentiator

For decades, the biopharmaceutical industry has approached clinical trials on a trial-by-trial basis, with each new trial requiring a one-time assembly of research sites, patient participants, and supporting technologies. When a trial ends, the teams organized to carry it out are disbanded. Each trial becomes a one-time and episodic collaboration of the operational expertise, human capital, and specific technology used in the trial. This single-trial model has discouraged many organizations from making long-term investments in unifying the end-to-end trial process given the required investment horizon. Yet, many of the operational challenges affecting clinical trials today, including high costs, long duration, and poor patient enrollment, are the direct results of this lack of continuity and connectivity. WCG has created a more permanent alignment of interest across stakeholders and improved consistency of workflows through the WCG Clinical Trial Ecosystem™, which leverages our expansive client relationships and deep data-driven insights to enhance the connectivity and efficiency throughout the clinical trial process. We believe our strategic position at the center of the clinical trial ecosystem provides us with differentiated breadth and depth of knowledge and insight to serve our clients, fulfill our mission, and confidently develop new products and services to enhance our value proposition and growth trajectory.

Positioned at the center of the clinical trial ecosystem, WCG acts as a single point of connectivity among all stakeholders involved, a large number of which are clients that we have relationships with and that we serve:

*	Based on revenue.
**	Based on management estimates.

Each of these stakeholders benefits from WCG’s differentiated platform of end-to-end solutions:

•

patients benefit from the ability to access life-saving therapies sooner and may participate in clinical trials with increased safety through faster enrollment, improved engagement and increased awareness;

•

sites, institutions and investigators benefit by having access to a unified and interconnected network, allowing them to enhance their visibility to sponsors, more effectively recruit the appropriate group of patients, and therefore more efficiently conduct clinical trials; and

•

sponsors and CROs benefit from the ability to select strong performing sites with greater precision and to more efficiently enroll patients, by leveraging unified workflows, interconnected sites, and integrated technology-enabled solutions. This in turn allows them to conduct clinical trials faster and at a lower overall cost.

WCG’s Knowledge Base™—Comprehensive Real-Time Trial Data

Leveraging the WCG Knowledge Base™, our management estimates that over the last two years ended December 31, 2020, WCG participated in over 90% of all global clinical trials, across a broad array of therapeutic areas and trial phases, which provides us with unique access to clinical trial data and deep insights in the industry. WCG’s Knowledge Base™ is a primary dataset which was purpose-built to aggregate a wide array of clinical trial performance data assembled over the years. WCG has strategically developed proprietary algorithms that query WCG Knowledge Base™ and provide authoritative insights into the matters that are central to effective clinical trial decisions. We leverage the WCG Knowledge Base™ across our businesses, from generating client insights to informing our new product innovation and broader business development.

A selection of direct applications of the WCG Knowledge Base™ are provided below.

How We Serve Our Clients

In order to best serve our clients’ needs throughout the clinical trial continuum, WCG is organized into two segments:

Ethical Review segment. Our Ethical Review (“ER”) segment provides technology-enabled services that ensure clinical trials respect the rights and protect the welfare of patient participants. Over the last two decades,

WCG has performed over 58,000 ethical reviews, developing specialized expertise and capabilities that we believe are differentiated in the industry. Federal regulations require clinical trial sponsors, including CROs and biopharmaceutical companies, to submit specific documentation related to the conduct of the clinical trial to a qualified IRB. The IRB is an independent committee established to review and approve research involving human participants, whose primary purpose is to protect the rights and welfare of the participating patients. The IRB has the authority to approve, require modifications in, or disapprove clinical trials. It is responsible for reviewing key aspects of the clinical trial, including trial protocols, investigators, and participant informed consent.

Clinical Trial Solutions segment. Our Clinical Trial Solutions (“CTS”) segment provides an integrated suite of over 40 technology-enabled solutions that support the conduct of effective clinical trials, including study planning and site optimization, patient engagement, and scientific and regulatory review. Study Planning and Site Optimization provides integrated, turnkey services to identify, activate, and benchmark sites. Patient Engagement improves patient-related activities in a clinical trial. Scientific & Regulatory Review ensures that the data recorded in a clinical trial can support effective regulatory submissions. These solutions include proprietary software and specialty clinical consulting services which provide integrated, end-to-end support of workflows along the clinical trial process and have been designed with the specific objective to optimize efficiency. Using the WCG Clinical Trial Ecosystem™ we are able to offer clients a fit-for-purpose suite of the solutions that match the specific needs of a project, optimizing cost and efficiency.

Our revenues consist of fees for the review of clinical research trial protocols and investigators, technology-enabled specialty clinical consulting services which support various steps of the clinical trial process that are designed to optimize efficiency, sale of software licenses and hosted SaaS software applications which support the conduct of effective clinical trials. Because many of our agreements with our customers contain performance obligations over a period of years, spanning the life of a clinical trial, our backlog provides us, at any point in time, with visibility into approximately 75% of our revenues for the next twelve months.

Our Market Opportunity

Traditional drug development has led to immeasurable public health benefits, but challenging diseases persist while many patients await life-saving medicines. Developing a new drug can take over 10 years and cost more than $2 billion to bring to market, according to Tufts Center for the Study of Drug Development (“CSDD”). While investments in research and development (“R&D”) have reached new highs, the returns on investment have steadily declined. In 2021, global biopharmaceutical R&D expenditures are expected to reach $195 billion according to EvaluatePharma. However, according to the Deloitte Center for Health Solutions, each of the 12 leading biopharmaceutical companies realized, on average, a return on R&D investment of approximately 2% in 2018, down from 10% in 2010.

This decreasing return on drug R&D is driving a transformation of the industry’s approach to drug development, especially as it relates to clinical trials, which represent the most costly and time-consuming stage of the R&D process and therefore bear the greatest investment risk. Tufts CSDD reports that, in 2020, there were 6,500 total active drugs in clinical trial phases each drug having less than 12% probability of receiving regulatory approval. Contributing to this unfavorable trend, the costs of clinical trials are escalating, trial timelines are being extended, and data quality issues result in undesirable delays in regulatory approvals. In addition, new therapeutic categories and scientific advances, including cell and gene therapy, and precision medicine, are emerging at a rapid pace and have stimulated new and innovative approaches for addressing oncology and rare diseases. These advances have the potential to bring significant benefits, but also result in greater trial complexity and related expenses. As of December 31, 2020, the average trial protocol requires 263 procedures per patient, up 44% since 2009, as reported by Tufts CSDD. This increasing complexity is fueling the demand for the new type of outsourced, data-driven and science-based trial solutions that we provide, therefore expanding the size of our market opportunity.

The key critical pain points that contribute to this time and cost burden are ethical review, study planning and site optimization, patient engagement, scientific and regulatory review, amongst others. Leveraging our strategic position at the center of the clinical trial ecosystem, we have developed a suite of integrated and technology-enabled solutions that we believe have had a significant impact on these existing hurdles, and in turn have created value to all stakeholders, including:

•	increasing speed to market for treatments and reducing costs to healthcare systems by removing unnecessary delays;

•	increasing trial access for patients with rare diseases by utilizing our proprietary data and clinical insights solutions; and

•	providing thought leadership through publications and information services.

These key critical pain points in the clinical trial process impact both costs and timelines, which are key focus areas for industry participants, allowing for WCG’s addressable market to rapidly expand. Our integrated suite of solutions includes both proprietary technologies and services, including research compliance and quality management services, as well as specialty clinical expertise, all of which address the key requirements for effective end-to-end clinical trials. According to EvaluatePharma, the total global pharmaceutical research and development spend is expected to reach approximately $195 billion in 2021. Approximately half of that spend, or $89 billion, represents clinical trial spend across phases I through IV, of which approximately $48 billion is conducted by pharmaceutical companies and $41 billion is outsourced to CROs. As part of this clinical trial market, the specific segments which WCG addresses, including IRB, study planning and site optimization, patient engagement, and scientific and regulatory review, account for approximately $9 billion in 2021, which is projected to grow at 14% annually between 2021 and 2023.

WCG captures an increasing share of the drug development being conducted by small and mid-cap biopharmaceutical companies, which accounted for approximately 63% of all clinical trials in 2019. These earlier stage companies typically rely on fewer internal resources and are subject to shorter competitive timeframes. We believe WCG’s fit-for-purpose solutions have positioned us as a partner of choice for these emerging players in the clinical trial ecosystem. This growing client segment accounted for 20% of our annual bookings growth in 2020, and we believe will continue to drive increased activity, fueled by record levels of funding. U.S. listed biotechnology companies raised a record of over $63 billion in 2020, representing more than twice the funds raised a year earlier.

As clinical trials have become more complex and costly, clients rely increasingly on our expert clinical insights and proprietary technology-enabled applications, a trend which has increased the size of our market opportunity and which we expect to persist.

Our Contributions to Society

During our 50-year history through our predecessor companies, WCG has embraced its role as a “Servant to Mankind.” At the core of our mission, we apply leading scientific knowledge and proprietary technology to advance life-saving innovations. By helping to improve the clinical trial process, we allow valuable therapies to be delivered to patients sooner and at a lower cost. WCG is proud to serve the individuals on the frontlines of science and medicine, and the organizations that strive to develop new products and therapies to improve the quality of human health. We believe that it is our role to empower the scientific advancement of human health, while ensuring that the risks of progress never outweigh the value of human life.

As a mission-driven organization at heart with a strong commitment to the highest ethical standards, WCG is focused on safeguarding the interests of all stakeholders engaged with our Company, including clients, patients, employees and shareholders.

In 2002, in partnership with the World Health Organization and the National Institutes of Health, WCG established the International Fellows Program to provide clinical professionals from both developed and emerging economies with the knowledge necessary to create, manage and administer Institutional Review Boards (“IRBs”) within their own countries. WCG sponsors these Fellows to travel to the United States and attend six-month IRB training programs provided twice a year. Since inception, 200 program graduates, representing over 26 countries across four continents, have returned to their home countries with the requisite knowledge to improve the quality of clinical research and to ensure patient protection in their clinical trials, demonstrating WCG’s continued commitment to a 50-year long legacy of protecting the interests of patients in clinical research.

The COVID-19 pandemic also highlighted our organization’s remarkable dedication to its mission. Despite facing the challenges of remote working and the personal impacts of the pandemic, our team supported and contributed to over 723 COVID-19 trials, including many of the most highly impactful vaccines and antivirals.

Our Competitive Strengths

We compete by offering a specialized and integrated suite of technology applications and expert clinical services across all stages of the clinical trial continuum. We differentiate ourselves through our competitive strengths, which include:

A Leading Position with a Long-standing Reputation: Through our predecessor companies, we have been serving the clinical trial community for over 50 years and have positioned ourselves as a leading provider of clinical trial solutions. Our strong reputation is evidenced by our client retention ratio of 99% as of December 31, 2020. The average tenure for our top 30 clients is more than 14 years. WCG has conducted over 58,000 ethical reviews over the past two decades, providing highly differentiated clinical trial services to stakeholders across the ecosystem.

Our Large, Growing and Diversified Client Base: Uniquely positioned at the center of the clinical trial ecosystem, we have provided our solutions and services to over 5,000 biopharmaceutical companies and CROs, 10,000 research sites, and several million patients over the past nine years. Addressing a broad array of therapeutic areas and trial phases, we serve a diversified base of clients, including all of the top 50 biopharmaceutical companies by revenue, all of the top eight CROs by revenue, and approximately 4,000 small and midcap biopharmaceutical companies. Additionally, WCG is contracted to provide services to 3,300 institutions, hospitals, and academic medical centers, representing virtually all participants in FDA-regulated research. Our top five clients represented less than 25% of our total revenues for the year ended December 31, 2020.

Our Differentiated and Integrated End-to-End Platform: We believe WCG has developed a powerful and differentiated platform, the WCG Clinical Trial Ecosystem™, allowing for better connectivity among the three principal clinical trial stakeholders – sponsors and CROs, research sites, and patients. WCG has built on its unique position at the center of the clinical trial ecosystem, leveraging its long-term client relationships and a 50-year reputation.

Our Proprietary Technology Applications: Our proprietary clinical technology applications have been built to address the key requirements of clinical trials, from start to end. These end-to-end applications have been designed by clinicians who have a deep understanding of the workflows involved at each stage of clinical trial execution. We offer 30 client-facing and purpose-built applications which are integrated into a single platform, with over 93% of WCG engagements delivered through our proprietary technology. Leveraging our technology, we maintain real-time connectivity to our clients and their clinical trial activity on a day-to-day basis and are strategically positioned to assemble large amounts of data which we believe provides us with differentiated insights.

The Deep Expertise of Our People and Our Culture of Quality and Innovation: We are led by a diverse, global, and talented team of scientists, software engineers, and subject matter experts who not only advance our solutions but also seek to understand and tackle the industry’s greatest challenges. We believe that the extraordinary expertise of our teams and our high employee retention provide a powerful competitive advantage and remain focused on investing in individual employee development programs.

Our Growth Strategy

Our future growth strategy relies on four key drivers:

Capitalize on Our Large and High-Growth Markets: As clinical trials have become more complex and costly, clients rely increasingly on our expert clinical insights and proprietary technology-enabled applications, a trend which has increased the size of our market opportunity and which we expect to persist. WCG has demonstrated approximately 16% revenue growth per year between 2018 and 2020, representing a significantly faster rate than our total market, which is projected to grow at a rate of 7% from 2018 through 2023.

Grow Within Our Existing Client Base: Our strong growth is driven in large part by increasing penetration of our solutions within our existing client base. WCG has a proven track record of cross-selling its solutions, with our top 25 clients purchasing at least four of our solutions as of March 31, 2021. We believe that we have significant opportunity to expand our revenues with existing clients and estimate the additional market opportunity from expanding our existing solutions within our top 25 clients to surpass $1.6 billion.

Further Leverage the WCG Clinical Trial Ecosystem™, the WCG Knowledge Base™ and Our Proprietary Technology Platform: The improvement and optimization of clinical trial processes is being realized through operational transparency, which is only made possible by real-time data-driven analysis. Positioned at the core of our clinical trial platform, the WCG Knowledge Base™ is a central repository of data, assembled by leveraging our role as the point of connectivity between all stakeholders of the clinical trial ecosystem. WCG Knowledge BaseTM includes 31 terabytes of real-time, regulatory-grade data. Our ubiquitous involvement in 90% of all global clinical trials over the last two years ended December 31, 2020, as estimated by our management, provides us with a unique access to data which, when combined with our clinical expertise, delivers actionable trial insights to our clients.

Continuously Expand Our Platform Through the Acquisition of New Capabilities: Since 2012, we have acquired and successfully integrated 30 companies, which have allowed us to further expand our suite of solutions and capabilities. Acquiring and integrating additional capabilities are part of our core competencies and will remain an important pillar of our growth strategy. We expect to continue to rely on strategic acquisitions to enhance our capabilities and will leverage our business development team to drive further cross-selling in with the aim to supplement our organic growth.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

•

our continued revenue growth depends on our ability to successfully increase our client base and expand our relationships and the products, technologies and services we provide to our existing clients;

•

we have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan and our recent growth may also not be sustainable or indicative of future growth;

•	as our costs increase, we may not be able to sustain the level of profitability we have achieved in the past;

•	the markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be materially adversely affected;

•	as clients increase their utilization of our products and services, we may be subject to additional pricing pressures;

•	an inability to attract and retain highly skilled employees and contingent workers could materially adversely affect our business;

•	defects or disruptions in our solutions could result in diminished demand for our solutions, a reduction in our revenues, and subject us to substantial liability;

•

we may acquire other companies or technologies, which could divert on management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results;

•	our business could be materially adversely affected if our clients are not satisfied with the professional services provided by us or our partners, or with our technical support services;

•

we are subject to laws and regulations related to compliance with economic sanctions that could impair our ability to compete in international markets in which our products may not be sold or subject us to liability if we violate these laws and regulations;

•

our estimate of the market size for our solutions we have provided publicly may prove to be inaccurate, and even if the market size is accurate, we cannot assure you our business will serve a significant portion of the market;

•

our bookings, backlog and client engagements might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenues reflected in our bookings, backlog and client engagements;

•	our business may be subject to risks arising from natural disasters and epidemic diseases, such as the recent COVID-19 pandemic;

•

nearly all of our revenues are generated by sales of our products and services to clients in, or connected to, the biopharmaceutical industry, and factors that adversely affect this industry, including mergers within the biopharmaceutical industry or regulatory changes, could also adversely affect us;

•

increasing competition within the biopharmaceutical industry, as well as delays in the drug discovery and development process, may reduce demand for our products and services and negatively impact our results of operations and financial condition;

•	our clients may delay or terminate contracts, or reduce the scope of work, for reasons beyond our control, potentially resulting in financial losses;

•

we may be sued by third parties for alleged infringement of their proprietary rights or misappropriation or other violation of intellectual property and we may suffer damages or other harm from such proceedings;

•

we are subject to complex and evolving laws and regulations related to privacy and data protection, our violation of which could result in penalties and other regulatory enforcement action, reputational damage or other negative impacts on our results of operations or financial condition; and

•	current and future litigation against us, which may arise in the ordinary course of our business, could be costly and time consuming to defend.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Corporate Information

Our principal executive office is located at 212 Carnegie Center, Suite 301, Princeton, NJ 08540 and our telephone number at that address is (609) 945-0101. We maintain a website on the Internet at www.wcgclinical.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can also take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

Distribution

Prior to the closing of this offering, the Parent will be liquidated and its sole asset, the shares of our common stock it holds, will be distributed to its equity holders based on their relative rights under its limited partnership agreement. The equity holders of Parent will receive the number of shares of our common stock in the liquidation of Parent that they would have held had they held our common stock directly immediately before the distribution, with no issuance of additional shares by us. Each holder of vested units of Parent will receive shares of our common stock in the distribution. Each holder of unvested units of Parent that are subject to time-vesting conditions will receive unvested restricted shares of our common stock in the distribution.

We refer to these transactions collectively as the “Distribution.” Unless otherwise indicated, all information in this prospectus assumes the completion of the Distribution prior to the closing of this offering and a public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The Distribution will not affect our operations, which we will continue to conduct through our operating subsidiaries.

Recent Developments

Acquisition of Intrinsic Imaging LLC

On June 1, 2021, we completed the acquisition of Intrinsic Imaging LLC, a comprehensive medical imaging and cardiac safety core lab services firm. Intrinsic provides these services to customers in support of clinical trials across all therapeutic areas and device and software validation studies, including but not limited to advisory services, consulting services, data acquisition, data centralization and harmonization, data analysis, quality control, data processing, data review, data transfer, query management, and reader management and oversight. The total purchase price was $80 million and was funded entirely by the Company’s cash on hand, with the potential for earn-outs totaling $12.1 million in the aggregate.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of common stock).

Option to purchase additional shares	The underwriters have an option to purchase up to an aggregate of additional shares of common stock from us. The underwriters can exercise this option at any time within days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes to support the growth of our business. We may also use a portion of the proceeds to repay indebtedness and/or for the acquisition of, or investment in, technologies, solutions and/or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Symbol	“WCGC.”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the . See “Management—Director Independence and Controlled Company Exception.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering is based on                shares of common stock outstanding as of March 31, 2021, and excludes:

•	additional shares of common stock reserved for future issuance under our 2021 Incentive Award Plan (the “2021 Plan”).

Unless otherwise indicated, all information contained in this prospectus:

•

assumes the completion of the Distribution prior to the closing of this offering, including the issuance of                shares of restricted common stock to be issued to certain current holders of unvested units of Parent in the Distribution;

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes the underwriters’ option to purchase additional shares will not be exercised;

•	gives effect to a -for- stock split effected on , 2021; and

•	gives effect to our amended and restated certificate of incorporation and our second amended and restated bylaws.

Summary Consolidated Financial and Operating Data

The following tables summarize our consolidated financial and operating data for the periods and as of the dates indicated. We derived our summary consolidated statement of operations data and cash flows data for the years ended December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data and cash flows data for the three months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus.

The summary audited consolidated statement of operations data and cash flows data are presented for two periods, Successor and Predecessor, which relate to the period succeeding the Transaction and the period preceding the Transaction, respectively. See “Basis of Presentation” and Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis consistent with the presentation of our audited consolidated financial statements that are included elsewhere in this prospectus. We have included in our opinion, all adjustments necessary to state fairly our results of operations for these periods.

Our historical results are not necessarily indicative of the results to be expected in the future and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year or any other future period. You should read the following information in conjunction with the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes and other financial information included elsewhere in this prospectus.

	Successor	Predecessor
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except share/unit and per share/unit data)
Consolidated Statement of Operations Data
Revenues	$463,441	$412,846	$137,642	$103,499
Cost of revenues (exclusive of depreciation and amortization)	169,131	157,686	51,561	37,264
Operating expenses
Selling, general and administrative expenses	90,036	90,397	28,602	21,245
Depreciation and amortization	205,697	64,602	53,044	50,924
Acquisition-related expenses	38,469	26,789	9,062	17,463

Total operating expenses	334,202	181,788	90,708	89.632
Operating (loss) income	(39,892)	73,372	(4,627)	(23,397)
Other expense
Interest expense	91,310	55,415	21,735	22,794
Other expense (income)	2,976	43	25	(8)

Total other expense	94,286	55,458	21,760	22,786
(Loss) income before income taxes	(134,178)	17,914	(26,387)	(46,183)
Income tax benefit	(38,904)	(279)	(5,763)	(16,091)

Net (loss) income	$(95,274)	$18,193	$(20,624)	$(30,092)

	Successor	Predecessor
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands, except share/unit and per share/unit data)
Net loss per common share:(6)
Basic and diluted	$(95,083.83)		$(20,419.80)	$(30,092.00)
Weighted average common shares outstanding:(6)
Basic and diluted	1,002		1,010	1,000

Net income per common unit:
Basic and diluted		12.59

Weighted average common units outstanding:
Basic and diluted		610,971

	As of March 31, 2021
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$174,988	$
Total assets	3,811,638
Total debt	1,366,034
Total liabilities	1,892,817
Total stockholders’ equity	1,918,821
Total liabilities and stockholders’ equity	3,811,638

	Successor	Predecessor
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands)
Consolidated Cash Flows Data
Net cash provided by (used in):
Operating activities	$124,201	$61,390	$16,316	$651
Investing activities	(3,055,651)	(101,864)	(14,882)	(2,905,898)
Financing activities	3,109,528	38,747	(4,532)	3,098,713

	Successor	Predecessor
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(dollars in thousands)
Other Financial and Operating Data
Adjusted EBITDA(2)	$218,363	$168,718	$59,124	$47,600
Bookings(3)	$621,823	$555,194	$266,190	$171,787
Backlog(4)	$701,720	$595,526
Client engagements(5)	12,706	10,782	13,441	11,075

(1)

The as adjusted consolidated balance sheet data reflects the Distribution, the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws and the sale and issuance by us of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted data discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(2)

We define Adjusted EBITDA, which is a non-GAAP measure, as net (loss) income excluding interest expense, income taxes, depreciation and amortization, stock option expense, integration costs, acquisition related adjustments, restructuring costs, litigation costs, change in value of contingent consideration, management fees, charitable contributions and other items not indicative of our ongoing operating performance. For information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

The following table reconciles net (loss) income to Adjusted EBITDA.

	Successor	Predecessor
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands)
Net (loss) income	$(95,274)	$18,193	$(20,624)	$(30,092)
Interest expense	91,310	55,415	21,735	22,794
Income tax benefit	(38,904)	(279)	(5,763)	(16,091)
Depreciation and amortization	205,697	64,602	53,044	50,924
Stock option expense	4,594	—	1,285	—
Integration cost(a)	20,172	12,241	6,072	6,213
Acquisition-related adjustments(b)	21,242	14,913	(59)	13,797
Restructuring costs(c)	5,169	(3)	530	—
Litigation(d)	2,829	—	(22)	—
Change in value of contingent consideration(e)	1,358	1,011	2,926
Management fees(f)	55	2,125	—	55
Charitable contribution(g)	—	500	—	—
Other(h)	115	—	—	—

Adjusted EBITDA	$218,363	$168,718	$59,124	$47,600

(a)

Includes certain integration costs in connection with mergers and acquisitions, including the Transaction, the acquisition of Trifecta Multimedia, LLC (“Trifecta”), and other acquisitions made by WCG. These costs include system integration costs, marketing and rebranding costs, and certain payroll and employee related expenses.

(b)

Includes legal and professional costs related to the Company’s mergers and acquisitions. Costs related to the Transaction for the years ended December 31, 2020 and 2019, and the three months ended March 31, 2020, were $15.0 million, $10.2 million and $11.8 million, respectively. Costs related to the Trifecta acquisition were $0.9 million, which occurred during the year ended December 31, 2020. Costs related to other acquisitions made by WCG were $5.3 million for the year ended December 31, 2020 and $4.7 million for the year ended December 31, 2019.

(c)	Includes costs related to restructuring initiatives and the closing of a product line, and impairment of related assets.

(d)	Includes litigation costs outside of the ordinary course of business related to settlement with certain employees.
(e)

Includes valuation adjustments for acquisition-related contingent consideration, which is subject to remeasurement at each balance sheet date. Any change in the fair value of such acquisition-related contingent consideration is reflected in our condensed consolidated statements of operations as a change in fair value of the liability. We adjust the carrying value of the acquisition-related contingent consideration until the contingency is finally determined or final payment is made.

(f)	Includes management fee paid to our prior sponsor in 2019 and 2020. Upon completion of the Transaction on January 8, 2020, this management fee was eliminated.
(g)	Includes a contribution to the WCG Foundation, a charitable organization for developing grants and programs for education.
(h)	Reflects one-time costs related to the preparation for this offering.
(3)	Bookings represents the dollar value of all new signed contracts, purchase orders, and site notifications of required ethical review services during a period.
(4)	Backlog represents the dollar value of all unsatisfied performance obligations at a point in time as well as revenue expected to be recognized in the next twelve months from IRB recurring services.
(5)

Client engagements represent the number of all active client contracts as of the periods ended shown above, between the Company and a CRO, clinical research site, partner organization or biopharmaceutical sponsor. Through these client engagements, the Company delivers value in exchange for direct remuneration or establishes or supports the contractual frameworks for the delivery of solutions to be provided by the Company.

(6)

We have made a correction to previously disclosed amounts to correct for an error related to the basic and diluted net (loss) per share for the year ended December 31, 2020 (Successor). The correction of this presentation error had no impact on the Successor’s previously reported consolidated net (loss) and comprehensive (loss) for the year ended December 31, 2020 (Successor). Refer to Note 9. Earnings (Loss) per Share/Unit to the audited Consolidated Financial Statements for additional information.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks described below.

Risks Related to Our Business

Our continued revenue growth depends on our ability to successfully increase our client base and expand our relationships and the products, technologies and services we provide to our existing clients.

Our products and services are used primarily by biopharmaceutical companies and CROs, trial sites, institutions and investigators, as well as patients and advocacy groups. We have relationships with many large companies in the clinical trial ecosystem, and part of our growth strategy entails deriving more revenues from these existing clients by expanding their use of our existing and new products, technology and services. Our ability to increase revenues with existing clients may be limited without significant investment in marketing our existing products, technologies and services or developing new offerings, which could be time-consuming and costly and may not be successful.

We are also focused on increasing the number of small biotechnology clients we serve. These relatively small companies are increasingly responsible for much of the discovery and development of new treatments, and their share of the total industry research and development discovery and development spending is rapidly growing. Attracting these smaller clients may require us to expend additional resources on targeted marketing, as they may not be as familiar with our Company or products. Although these small biotechnology companies tend to use third parties, such as WCG, for many of their development activities, these smaller companies also tend to be less financially secure. If their products are not successful or they have difficulty raising sufficient investment capital, they may not be able to timely or fully pay for our services, or they may terminate or decrease the scope of projects for which they use our products and services, which could adversely impact our revenues.

Our strategy also includes expanding into new solutions and new geographies, either organically or by acquiring other companies in these markets. For example, we recently acquired several leading clinical trial management service companies, including Trifecta, Statistics Collaborative, Inc. (“SCI”), and PharmaSeek, LLC (“PharmaSeek”). If our strategies are not executed successfully, or we cannot integrate acquired solutions into our platform, our products and services may not achieve market acceptance or penetration in targeted new categories within our existing clients or new clients. See “—We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and materially affect our operating results.” We cannot guarantee that we will be able to identify new technologies of interest to our clients, or develop or acquire them in a timely fashion. We may also face pricing pressure as we expand geographically and our client profile evolves. For example, smaller biotechnology companies, or companies based in countries that have less developed economies, may not be able to afford our products and services at our customary rates. If we are unable to develop or acquire new services and products and/or create demand for those newly developed services and products, accelerate the development of products where there is a market demand, or maintain or increase our historic pricing levels, our future business, results of operations, financial condition and cash flows could be materially adversely affected.

We have experienced rapid growth, and if we fail to manage our growth effectively, we may be unable to execute our business plan. Our recent growth may also not be sustainable or indicative of future growth.

In recent years we have experienced rapid growth and expansion of our operations. Our revenues, client count, product and service offerings, countries of operation, facilities and computing infrastructure needs have all increased significantly, and we expect them to increase in the future. We have also experienced rapid growth in our employee base. As we continue to grow, both organically and through acquisitions, we must effectively integrate, develop, and motivate an increasing number of employees, while executing our growth plan and maintaining the beneficial aspects of our culture. Any failure to preserve our culture could materially adversely affect our future success, including our ability to attract and retain highly qualified employees and to achieve our business objectives.

Our rapid growth has placed, and will continue to place, a significant strain on our management capabilities, administrative and operational infrastructure, facilities and other resources. We anticipate that additional investments in our facilities and computing infrastructure will be required to maintain and grow our operations. To effectively manage growth, we must continue to: improve our key business applications, processes, and computing infrastructure; enhance information and communication systems; and ensure that our policies and procedures evolve to reflect our current operations. These enhancements and improvements will require additional investments and allocation of valuable management and employee time and resources. Failure to effectively manage growth could result in difficulty or delays in deploying our solutions, declines in quality or client satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could materially adversely affect our business performance and results of operations.

Additionally, our historical rate of growth may not be sustainable or indicative of our future rate of growth. While we have experienced significant revenue growth in prior periods, it is not indicative of our future revenue growth. In our fiscal years ended December 31, 2019 and 2020, our revenues grew by 19% and 12%, respectively, as compared to total revenues from the prior fiscal year, and our revenues for the three months ended March 31, 2021 grew by 33% compared to our revenues from the same period in the prior fiscal year. Our revenue growth rate has declined in the past and we expect it to decline again in the future. You should not rely on our historical rate of revenue growth as an indication of our future performance. If we are unable to maintain consistent revenue growth, it may adversely impact our profitability and the value of our common stock.

We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various product offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our client base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape and the maturation of our business. Any of these factors could cause our revenue growth to decline and may materially adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins would have a material adverse effect on our business, results of operations and financial condition.

As our costs increase, we may not be able to sustain the level of profitability we have achieved in the past.

We expect our future expenses to increase as we continue to invest in and grow our business. We expect to incur significant future expenditures related to:

•	developing new solutions and enhancing our existing solutions;

•	improving the technology infrastructure, scalability, availability, security, and support for our solutions;

•

expanding and deepening our relationships with our existing client base, including expenditures related to increasing the adoption of our solutions by the R&D departments of biopharmaceutical companies;

•	sales and marketing, including expansion of our direct sales organization and global marketing programs;

•	expansion of our professional services organization;

•	employee compensation, including stock-based compensation;

•	international expansion;

•	acquisitions and investments; and

•	general operations, IT systems, and administration, including legal and accounting expenses related to being a public company.

If our efforts to increase revenues and manage our expenses are not successful, or if we incur costs, damages, fines, settlements, or judgments as a result of other risks and uncertainties described in this report, we may not be able to sustain or increase our historical levels of profitability.

The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be materially adversely affected.

The markets for our solutions and services are highly competitive. Examples of companies that provide point solutions that compete with one or a few of our products and services include: Advarra, Inc., eResearch Technology, Inc., Medidata Solutions, Inc., Signant Health and other providers. With the introduction of new technologies, we expect competition to intensify in the future, and we may face competition from new market entrants as well.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business recognition, and agreements with a broader set of industry participants and other partners. If our competitors’ products, services or technologies become more accepted than our solutions, if they are successful in bringing their products or services to market earlier than we are, if their products or services are more technologically capable than ours, or if clients replace our solutions with custom-built software, then our revenues could be materially adversely affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could materially adversely affect our business. For all of these reasons, we may not be able to compete favorably against our current and future competitors.

As clients increase their utilization of our products and services, we may be subject to additional pricing pressures.

One of our strategic goals is to increase the breadth and utilization of products and services we provide to our existing clients, such as increasing the number of user licenses for our software products, selling licenses for new software products and expanding the number and scope of services we provide to individual clients. As the total annual expenditure from a particular client increases, we may experience pricing pressure, often from the client’s procurement department, in the form of requests for discounts or rebates, price freezes and less favorable payment terms. This could have a material adverse effect on our profitability.

An inability to attract and retain highly skilled employees and contingent workers could materially adversely affect our business.

To execute our growth plan, we must attract and retain highly qualified employees and contingent workers. Competition for employees in the clinical trial ecosystem is intense. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees and contingent workers with the appropriate level of qualifications. With respect to our employees, even if we are successful in attracting highly qualified personnel, it may take several months or longer before they are fully trained and productive. Many of the companies with which we compete for experienced employees and contingent workers have greater resources than we have and may offer compensation packages that are perceived to be better than ours. For example, we offer equity awards to executive and senior leadership hires and existing employees as part of their overall compensation package. If the perceived value of our equity awards declines, including as a result of declines in the market price of our common stock or changes in perception about our future prospects, it may adversely affect our ability to recruit and retain experienced and highly skilled executives. Additionally, changes in our compensation structure may be negatively received by employees and contingent workers and result in attrition or cause difficulty in the recruiting process. If we fail to attract new employees and contingent workers or fail to retain and motivate our current employees and contingent workers, our business and future growth prospects could be materially adversely affected.

Defects or disruptions in our solutions could result in diminished demand for our solutions, a reduction in our revenues, and subject us to substantial liability.

We have from time to time found defects in our solutions, and new defects may be detected in the future. In addition, we have experienced, and may in the future experience, service disruptions, degradations, outages and other performance problems. These types of problems may be caused by a variety of factors, including human or software errors, viruses, cyber-attacks, fraud, spikes in client usage, problems associated with our third-party computing infrastructure and network providers, infrastructure changes, and denial of service issues. Service disruptions may result from errors we make in delivering, configuring, or hosting our solutions, or designing, installing, expanding, or maintaining our computing infrastructure. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It is also possible that such problems could result in losses of client data or our own sensitive or proprietary information.

Since our clients use our solutions for important aspects of their business, any errors, defects, disruptions, service degradations, or other performance problems with our solutions could hurt our reputation and may damage our clients’ businesses. If that occurs, our clients may delay or withhold payment to us, cancel their agreements with us, elect not to renew, or make service credit claims, warranty claims, or other claims against us, and we could lose future sales. The occurrence of any of these events could result in diminishing demand for our solutions, a reduction of our revenues, an increase in our bad debt expense or in collection cycles for accounts receivable, or could require us to incur the expense of litigation or substantial liability.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have in the past acquired and may in the future seek to acquire or invest in businesses, solutions or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. For example, in June 2021, we acquired Intrinsic, a medical imaging core lab, in April 2021, we acquired The Avoca Group, Inc., a life science consulting firm (“Avoca”), in 2020, we acquired Trifecta, a provider of clinical trial site communications platforms, and in 2019, we made four acquisitions, including our acquisition of Velos LLC, a provider of clinical trial management solutions. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following an acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	costs, liabilities, or accounting charges associated with the acquisition;

•	difficulty integrating the privacy, data security, and accounting systems, operations, and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•

difficulty converting the clients of the acquired business onto our solutions and contract terms, including due to disparities in the revenues, licensing, support, or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•

problems arising from differences in applicable accounting standards or practices of the acquired business (for instance, non-U.S. businesses may not be accustomed to preparing their financial statements in accordance with GAAP) or difficulty identifying and correcting deficiencies in the internal controls over financial reporting of the acquired business;

•	material adverse effects to business relationships with our existing business partners and clients as a result of the acquisition;

•	difficulty in retaining key personnel of the acquired business;

•	use of substantial portions of our available cash to consummate the acquisition;

•	use of resources that are needed in other parts of our business; and

•

the possibility of investigation by, or the failure to obtain required approvals from, governmental authorities on a timely basis, if at all, under various regulatory schemes, including competition laws, which could, among other things, delay or prevent us from completing a transaction, subject the transaction to divestiture after the fact, or otherwise restrict our ability to realize the expected financial or strategic goals of the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired intangible assets and goodwill, which we must assess for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. See “—Risks Related to Our Financial Performance, How We Contract with Customers, and the Financial Position of Our Business—Impairment of goodwill or other intangible assets may materially adversely affect future results of operations.” Acquisitions may also result in purchase accounting adjustments, write-offs or restructuring charges, which may materially adversely affect our results.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, results of operations and financial condition may be materially adversely affected.

Our business could be materially adversely affected if our clients are not satisfied with the professional services provided by us or our partners, or with our technical support services.

Our business depends on our ability to satisfy our clients, both with respect to our solutions and the professional services that are performed in connection with our solutions. If a client is not satisfied with the quality of work performed by us or with the solutions delivered or professional services performed, then we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired and the client’s dissatisfaction with our services could damage our ability to expand the number of solutions subscribed to by that client. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective clients.

Once our solutions are deployed, our clients depend on our support organization to resolve technical issues relating to our solutions. We may be unable to respond quickly enough to accommodate short-term increases in client demand for technical support services. Increased client demand for our services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our solutions and business and on positive recommendations from our existing clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could materially adversely affect our reputation, our ability to sell our solutions to existing and prospective clients, and our business, results of operations and financial condition.

We are subject to risks associated with the operation of a global business. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. We face risks in doing business internationally that could adversely affect our business, including:

•

the need and expense to localize and adapt our solutions for specific countries, including translation into foreign languages, and ensuring that our solutions enable our clients to comply with local biopharmaceutical industry laws and regulations;

•	data privacy laws which require that client data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations, including employee laws and regulations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles, and collections issues;

•	new and different sources of competition;

•

weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•

compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection, and anti-bribery laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences, including the potential for non-U.S. withholding tax obligations imposed on any repatriations of non-U.S. funds to the United States;

•	fluctuations in the exchange rates of foreign currency in which our foreign revenues or expenses may be denominated;

•

changes in trade relations and trade policy, including the status of trade relations between the United States and China, and the implementation of or changes to trade sanctions, tariffs, and embargoes;

•	public health crises, such as epidemics and pandemics, including COVID-19; and

•	unstable regional and economic political conditions in the markets in which we operate.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be materially adversely affected if our business partners are not able to successfully manage these risks, which could materially adversely affect our business.

We are subject to laws and regulations related to compliance with economic sanctions that could impair our ability to compete in international markets in which our products may not be sold or subject us to liability if we violate these laws and regulations.

Our business is subject to economic sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State,

the United Nations Security Council and other relevant government authorities. These laws and regulations generally prohibit the sale of products or provision of services to countries, governments, and persons targeted by sanctions. Under current sanctions laws and regulations, our products may not be sold in certain jurisdictions in which certain of our non-U.S. based clients have operations. As a result, such clients may choose to use solutions other than ours. While we take precautions to prevent our products and services from being sold in violation of these laws and regulations, we cannot guarantee that the precautions we take will prevent violations. Violations of sanctions laws or regulations may expose us to significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. In the event of criminal knowing and willful violations of these laws, fines and possible incarceration for responsible employees and managers could be imposed. Any such violation could materially adversely affect our reputation, business, results of operations and financial condition.

We are subject to the FCPA, the Bribery Act and similar applicable anti-corruption laws and regulations in other countries. Violations of these laws and regulations could harm our reputation and business, or materially adversely affect our business, results of operations, financial condition and/or cash flows.

We operate in numerous countries around the world and are subject to the Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“Bribery Act”) and similar anti-corruption laws in the countries in which we operate. Our international business may bring us into direct and indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, including physicians, health care professionals, and other state-owned or affiliated hospitals. The FCPA prohibits us and our officers, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to government officials, political parties, or political candidates for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA further requires us to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The Bribery Act also extends beyond bribery of government officials and creates offenses in relation to “commercial” bribery and accepting bribes, including private sector recipients.

We have implemented an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws, including the FCPA, and the Bribery Act. However, our directors, officers, employees, contractors, agents, and others acting on our behalf, may take actions in violation of our policies or applicable law. Any such violation could have a material adverse effect on our reputation, business, results of operations and prospects.

Any violation of the FCPA, Bribery Act, or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, related stockholder lawsuits, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, financial condition and prospects. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our estimate of the market size for our solutions we have provided publicly may prove to be inaccurate, and even if the market size is accurate, we cannot assure you our business will serve a significant portion of the market.

Our estimate of the market size for our solutions that we have provided publicly, sometimes referred to as total addressable market (“TAM”), is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. These estimates are, in part, based upon the size of the general application areas in which our solutions are targeted. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. For example, in order to address the entire TAM we have identified, we must continue to enhance and add functionality to our existing solutions and introduce new solutions. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our solutions.

Our bookings, backlog and client engagements might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenues reflected in our bookings, backlog and client engagements.

Our bookings represent the dollar value of all new signed contracts, purchase orders, and site notifications of required ethical review services during a period. Our backlog represents the dollar value of all unsatisfied performance obligations at a point in time as well as revenues expected to be recognized in the next twelve months from IRB recurring services. Our client engagements represent the number of all active client contracts as of a period end, between us and a CRO, clinical research site, partner organization or biopharmaceutical sponsor. Through these client engagements, we deliver value in exchange for direct remuneration or establish or support the contractual frameworks for the delivery of our solutions. Bookings, backlog and client engagements vary from period to period depending on numerous factors, including the overall health of the biopharmaceutical industry, regulatory developments, industry consolidation, and sales performance. Once work begins, we severally recognize revenues over the life of the contract based on our performance of services under the contract, which may occur in the same period where we recognize the related bookings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Performance–Growing Bookings, Backlog and Client Engagements.” Contracts may be terminated or delayed by our clients for reasons beyond our control. To the extent projects are delayed, the anticipated timing of our revenues could be materially adversely affected.

In the event a client terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are generally not entitled to receive the full amount of revenues reflected in our bookings in the event of a contract termination. A number of factors may affect bookings, backlog and client engagements and the revenues generated from our bookings and client engagements, including:

•	the size, complexity and duration of solutions;

•	changes in the scope of work during the course of a clinical trials; and

•	the cancellation or delay of a solution.

Our bookings for the year ended December 31, 2020 were $621.8 million compared to bookings of $555.2 million for the year ended December 31, 2019, and our bookings for the three months ended March 31, 2021 were $266.2 million compared to bookings of $171.8 million for the three months ended March 31, 2020. Our backlog for the year ended December 31, 2020 was $701.7 million compared to backlog of $595.5 million for the year ended December 31, 2019. Our client engagements as of March 31, 2021 were 13,441 compared to client engagements of 11,075 as of March 31, 2020. Our client engagements as of December 31, 2020 were 12,706 compared to client engagements of 10,782 as of December 31, 2019. Although we expect an increase in bookings, backlog and client engagements will generally result in an increase in future revenues to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in bookings, backlog and client engagements over a particular period in time does not necessarily correspond to an increase in revenues during a particular period. For example, cancelled or delayed projects remain in bookings when they are cancelled in a subsequent period from when they were first booked (even though backlog would be adjusted to reflect the loss of the value of the cancelled projects). The timing and extent to which bookings, backlog and client engagements will result in revenues depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in client engagements until they are canceled or completed. As a result of these factors, bookings, backlog and client engagements are not necessarily a reliable indicator of future revenues and we might not realize all or any part of the revenues from the authorizations in bookings, backlog and client engagements as of any point in time.

Our business may be subject to risks arising from natural disasters and epidemic diseases, such as the recent COVID-19 pandemic.

We may be subject to risks related to natural disasters and public health crises, such as the global pandemic associated with COVID-19. Since its initial outbreak in late 2019, SARS-CoV-2, and the resulting disease COVID-19, has rapidly spread throughout the world. During the pandemic, our clients, employees, contractors, vendors and other partners have been, and may continue to be, hindered or prevented from conducting customary business activities. Most countries and public health organizations have recommended or mandated restrictions on non-essential travel or entry into certain jurisdictions, which has, among other things, impacted our ability to meet face-to-face with our clients.

The COVID-19 pandemic has also had a significant and sustained negative impact on the global economy and a negative impact on many of our clients. Many of our clients have experienced or may in the future be adversely impacted by supply chain interruptions, disruptions to pipeline development and clinical trials, decreased product demand (including due to reduced elective healthcare consumption and as a result of increased unemployment), costs associated with the COVID-19 pandemic and interruptions or delays in regulatory approvals due to the impact of the COVID-19 pandemic on the operations of certain regulatory authorities. We may also see a reduction in total users of our solutions due to layoffs resulting from the COVID-19 pandemic in the biopharmaceutical industry. These and other material adverse effects on our clients and economic conditions related to the COVID-19 pandemic may cause our clients to significantly scale back their operations or research and development spending and limit the use of third parties, which could have a material adverse effect on our business.

We have undertaken several actions to mitigate and/or limit the spread of COVID-19 amongst our employees, including restricting employee travel, closing our offices in compliance with local guidelines and, when reopening offices, implementing a number of safety measures, such as requiring vaccinations and/or increasing sanitation, mandating social distancing or use of personal protective equipment, and limiting the number of employees at each location. Furthermore, even if we follow what we believe to be best practices, there can be no assurance that our measures will prevent the transmission of COVID-19 between employees. Any incidents of actual or perceived transmission may expose us to liability claims, adversely impact employee productivity and morale, and result in negative publicity and reputational harm.

Travel restrictions and the cancellation of industry conferences have significantly limited face-to-face interactions with existing and potential clients, which have traditionally been an effective avenue for developing new business. If our employees and contractors are not able to effectively communicate and interact with our existing and potential clients remotely, a prolonged period of limited direct contact with clients could translate into reduced contracts for our products and services, and could negatively impact our revenue generation.

The continued spread of COVID-19 could also materially adversely affect our business, financial condition or results of operations as a result of increased costs, negative impacts to our healthy workforce, or a sustained economic downturn. The extent to which the COVID-19 pandemic may impact our business in the future is highly uncertain and cannot be predicted. In addition, a recession or a prolonged period of depressed economic activity related to COVID-19 and measures taken to mitigate its spread could have a material adverse effect on our business, financial condition and results of operations.

In addition to the current COVID-19 pandemic, our business could be negatively impacted by other new disease epidemics, and such events may also exacerbate a number of the other risks discussed in this section, any of which could have a material effect on us. We are a global company with operations in many countries. Disruptions due to COVID-19 or similar epidemics or pandemics, either on a local or global scale, could adversely affect our ability to serve our clients.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act and if we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and, if required, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and PCAOB rules and regulations that require remediation. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business.

We identified a material weakness in our internal control over financial reporting as we had not designed or maintained an effective control environment and associated control activities to meet our accounting and reporting requirements. Specifically we did not have appropriately designed and implemented internal controls to ensure (i) appropriate segregation of duties by restricting user and privileged access to certain financial applications, including the approval of journal entries, and (ii) the review and approval of account balance reconciliations which did not allow for reliable financial reporting.

During 2021, we established a remediation plan to address our material weakness and we have been actively engaged in the implementation of remediation efforts to address the material weakness. As part of our commitment, we have established reviews over journal entries and account balance reconciliations and continue to evaluate the additional internal controls we have designed during 2020 and 2021. When we are satisfied these internal controls have operated in our business in an effective manner for a sufficient period of time we will determine if we have remediated our material weakness.

We have not been required to provide a management assessment of internal controls under section 404(a) of the Sarbanes-Oxley Act. It is possible that if we had a 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal controls over financial reporting.

In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remedy in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our Company. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our common stock may be adversely affected, and we could become subject to sanctions or investigations by                , the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.

If our security measures or those of our vendors are breached or unauthorized access to IT systems or client data is otherwise obtained, our solutions may be perceived as not being secure, clients may reduce the use of or stop using our solutions, and we may incur significant liabilities.

The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security and other similar incidents, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors. While we believe that we have taken appropriate measures designed to prevent unintended access to, and use and disclosure of, the data we hold (including implementing security and privacy controls, training our workforce and implementing new technology) and we continue to improve and enhance our systems in this regard, our efforts may not always be successful, particularly as security threats evolve and become more difficult to detect and successfully defend against. In addition, we do not know whether our current practices will be deemed sufficient under applicable laws or whether new regulatory requirements might make our current practices insufficient.

Our solutions involve the collection, use, analysis, processing, transmission, storage and disclosure of our clients’ clinical trial data and personal data. Unauthorized access to, or use or disclosure of, this information or data, whether by third-party action or employee error, and whether deliberate or unintentional, could result in the loss of information, litigation, indemnity obligations, damage to our reputation and other liability. Our increased reliance on remote access to our information systems due to the COVID-19 pandemic has increased our exposure to potential cybersecurity breaches and the risk of loss or exposure of such information and data. Despite measures designed to prevent, detect, address, and mitigate cybersecurity incidents, such incidents may occur. Additionally, we rely on third parties and their security procedures for the secure storage, processing, maintenance, and transmission of information that is critical to our operations and such third-parties may also experience cybersecurity incidents. Depending on their nature and scope, this could potentially result in the misappropriation, destruction, corruption, unavailability, or unauthorized access or disclosure of critical data and confidential or proprietary information (our own or that of third parties, including information about our clients and employees) and the disruption of business operations.

Any or all of these issues could materially adversely affect our ability to attract new clients, cause existing clients to terminate their business or elect to not renew their subscriptions, result in reputational damage, or subject us to third-party lawsuits, regulatory fines, mandatory disclosures, or other action or liability, which could result in material costs or otherwise adversely affect our operating results. Our insurance may not be adequate to cover losses associated with such events, and in any case, such insurance may not cover all of the types of costs, expenses, and losses we could incur to respond to and remediate a security incident or breach.

Risks Related to the Principal Industry We Serve

Nearly all of our revenues are generated by sales of our products and services to clients in, or connected to, the biopharmaceutical industry, and factors that adversely affect this industry, including mergers within the biopharmaceutical industry or regulatory changes, could also adversely affect us.

Nearly all sales of our products and services are to clients in, or connected to, the biopharmaceutical industry. Demand for our solutions could be affected by factors that adversely affect the biopharmaceutical industry, including:

•

The changing regulatory environment of the biopharmaceutical industry—Changes in regulations could materially adversely affect the business environment for our biopharmaceutical clients. Healthcare laws and regulations are rapidly evolving and may change significantly in the future. In particular, legislation or regulatory changes regarding the pricing of drugs and other healthcare treatments sold by biopharmaceutical companies has continued to be a topic of discussion by political leaders and regulators in the United States and elsewhere.

•

Consolidation of companies within the biopharmaceutical industry—Consolidation within the biopharmaceutical industry has accelerated in recent years, and this trend could continue. We have in the past and may in the future suffer reductions of client orders due to industry consolidation. We may not be able to expand sales of our solutions and services to new clients enough to counteract any negative impact of company consolidation on our business. In addition, new companies that result from such consolidation may decide that our solutions are no longer needed because of their own internal processes or alternative solutions. As these companies, IRBs and CROs consolidate, competition to provide solutions and services will become more intense and the importance of establishing relationships with large industry participants will become greater. These industry participants may also try to use their market power to negotiate price reductions for our solutions. If consolidation of our larger clients occurs, the combined company may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on the combined company’s revenues to continue to achieve growth. In addition, if large biopharmaceutical companies merge, it would have the potential to reduce per unit pricing for our solutions for the merged companies or to reduce demand for one or more of our solutions as a result of potential personnel reductions over time.

•

Decrease in biopharmaceutical funding and bankruptcy within the biopharmaceutical industry—Biopharmaceutical companies depend heavily on the availability of equity and debt financing to bring their products through the clinical trial process. If there is a substantial and prolonged decrease in equity and debt funding available for biopharmaceutical companies, it may decrease the market for our products and services. In addition, our earlier-stage clients with pre-commercial treatments in clinical trials may be unsuccessful and may subsequently declare bankruptcy, which would decrease the market for our products and services.

•

Changes in global economic conditions and changes in the global availability of healthcare treatments provided by the biopharmaceutical companies to which we sell—Our business depends on the overall economic health of our existing and prospective clients. The purchase of our solutions may involve a significant commitment of capital and other resources. If economic conditions, including the ability to market biopharmaceutical products in key markets or the demand for biopharmaceutical products globally deteriorates, many of our clients may delay or reduce their spending. This could result in reductions in sales of our solutions, longer sales cycles, reductions in subscription duration and value, slower adoption of new technologies and solutions, and increased price competition. Moreover, our business depends on clinical trials conducted or sponsored by biopharmaceutical companies and CROs, trial sites and institutions. Any changes in global economic conditions or the biopharmaceutical industry resulting in a downturn in spending on research and development and clinical trials and any COVID-19 measures or other changes that result in delays in initiating clinical trials, cancellations or difficulties in enrolling participants, may result in decreased demands for our ethical review services.

Any decrease in research and development expenditures or in the size, scope, or frequency of clinical trials could materially adversely affect our business, results of operations and financial condition.

Accordingly, our operating results and our ability to efficiently provide our solutions and services to biopharmaceutical companies and to grow or maintain our client base could be adversely affected as a result of factors that affect the biopharmaceutical industry generally.

Increasing competition within the biopharmaceutical industry, as well as delays in the drug discovery and development process, may reduce demand for our products and services and negatively impact our results of operations and financial condition.

Our biopharmaceutical clients’ demand for our products and services is driven by continued demand for their products, and dependent upon our clients’ research and development needs and available funding. Demand for our clients’ products could decline, and prices charged by our clients for their products may decline, as a result of increasing competition. In addition, our clients’ expenses could continue to increase as a result of the higher costs of developing more complex drugs and biologics and complying with more onerous government regulations. Furthermore, delays in the biopharmaceutical development cycle, particularly related to clinical trials being delayed or canceled, such as those caused by the recent COVID-19 pandemic, could also impact the demand for our products and services. A decrease in demand for our clients’ products, and additional costs associated with product development could cause our clients to reduce or delay research and development expenditures.

Because our products and services depend on our clients’ research and development expenditures, our revenues may be materially negatively affected by the COVID-19 pandemic or any economic, competitive, demand, or other market impact that decreases our clients’ profitability or causes them to decrease or delay research and development spend. In such an event, our revenues may be reduced through reduction in the scope of projects and delays or cancellations of ongoing clinical trials. Any material decrease in demand for our technologies or services may have a material adverse effect on our business, results of operations and financial condition.

Changes in government regulation or in practices relating to the biopharmaceutical industry, including healthcare reform and cost-containment measures, could materially adversely affect our business.

There have been, and we expect there will continue to be, a number of executive, legislative and regulatory changes to the healthcare system designed to expand healthcare coverage while, at the same time, curtailing and better controlling the increasing costs of healthcare. By way of example, in March 2010, the U.S. Congress (the “Congress”) passed the Patient Protection and Affordable Care Act (as amended, the “ACA”), which substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. Various portions of the ACA are currently undergoing legal and constitutional challenges in the U.S. Supreme Court, and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The U.S. Supreme Court is expected to rule on a legal challenge to the constitutionality of the ACA in mid-2021. We expect there will be additional challenges and amendments to the ACA in the future, and the continuing implementation of this legislation may significantly impact the biopharmaceutical industry.

Healthcare reform measures have resulted in Congressional inquiries, proposed and enacted legislation and regulations, guidance documents, and executive orders and other actions designed, among other things, to bring more transparency to product pricing, reform government program reimbursement methodologies for drug products, and provide procedures for the importation of certain prescription drugs authorized for sale in a foreign country. Individual states in the United States have also become increasingly active in implementing laws and regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access such as prior authorization requirements or right-to-try laws, and marketing cost disclosure and transparency measures, and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference-pricing systems and publication of discounts and list prices. Any of these legislative, regulatory or executive efforts could harm our clients’ businesses, which could cause them to reduce their spending on research and development, which, in turn, could materially adversely affect our business.

The U.S. government may also take other administrative, legislative, or regulatory action that could materially affect our business. For example, in November 2019, certain U.S. senators requested information about our IRB operations in connection with a review of commercial IRBs. In June 2020, these senators requested that the U.S. Government Accountability Office (“GAO”) investigate the operation of commercial IRBs and consider, among other things, how IRBs, the FDA, and the U.S. Department of Health and Human Services (“HHS”) can address any shortcomings in the current system to improve quality and patient outcomes. In their request, these members of Congress asked GAO to examine market consolidation, conflicts of interest, and pay-for-participation issues, among others. In August 2020, GAO accepted that request to review issues involving the operation of commercial IRBs and stated that it anticipated initiating an engagement in about six months. GAO may ultimately issue a report that makes recommendations for policy changes that could adversely impact our business. Any recommended policy changes would require changes to laws or regulations relating to commercial IRBs. HHS and GAO have conducted two previous investigations of the commercial IRB industry in 1998 and 2008, respectively. While neither of the prior investigations resulted in changes to laws or regulations, we cannot predict what actions Congress, the FDA, the HHS, or others may take in connection with the GAO report or its recommendations.

Our clients’ profitability could decline as a result of efforts by government and third-party payors to reduce the cost of healthcare. If cost-containment efforts or other measures limit our clients’ profitability, they may reduce their research and development expenditures, which could decrease the demand for our services and materially adversely affect our growth prospects and our business.

Trends in research and development spending, the use of third parties by biopharmaceutical companies and a shift toward more research and development occurring at smaller biotechnology companies could materially adversely affect our growth potential, business, results of operations, financial condition and/or cash flows.

We provide software platforms and services to biopharmaceutical companies and CROs, trial sites, institutions and investigators, as well as patients and advocacy groups, and our direct revenues, growth prospects and bookings are highly dependent on their research and development spending levels and use of third parties. Our clients determine the amounts that they will spend on research and development on the basis of, among other things, available resources and their need to develop new products, which, in turn, is dependent upon a number of factors, including their competitors’ research, development, and production initiatives. Our clients finance their research and development spending from both private and public sources, including the capital markets. As a result, our revenues and financial performance may be adversely impacted if our clients are unable to obtain sufficient capital on acceptable terms to finance their research and development spending. Government and university-based funding of scientific research can vary for a number of reasons, including general economic conditions, political priorities, changes in the number of students and other demographic changes. Smaller biotechnology companies increasingly represent a larger proportion of industry research and development expenditures, and these small companies may not be as familiar with our Company or products. If we are not successful in marketing to and establishing relationships with these smaller companies, our continued revenue growth could be materially adversely affected.

Industry trends, economic factors, regulatory developments, patent protection and political and other events and circumstances that affect the biopharmaceutical industry, such as volatility or declines in securities markets limiting capital and liquidity or decreased government funding of scientific research, or other circumstances that decrease our clients’ research and development spending also affect us. Furthermore, our financial success depends upon the creditworthiness and ultimate collection of amounts due from our clients. If we are not able to collect amounts due from our clients in a timely fashion due to funding or liquidity challenges or for any other reason, we may be required to write-off significant accounts receivable and recognize bad debt expenses, which could materially and adversely affect our operating results. All of these events could have a material adverse effect on our business, results of operations and financial condition.

Our solutions address heavily regulated functions within the biopharmaceutical industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.

Our clients use our solutions for business activities that are subject to a complex regime of global laws and regulations, including requirements for maintenance of electronic records and electronic signatures, requirements governing the conduct and review of clinical trials, and other laws and regulations. Our solutions are expected to be capable of use by our clients in compliance with such laws and regulations. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly and include validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes.

In addition, our current and prospective clients may be required to comply with foreign, federal, and state regulation of payments and transfers of value provided to healthcare professionals or entities. For example, the U.S. Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report such information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse-midwives. Our solutions and services targeted at biopharmaceutical companies are used by our clients to assist with their reporting obligations under the Sunshine Act and comparable state laws. If our solutions and services fail to assist our clients to meet such reporting obligations in a timely and accurate manner, demand for our solutions could decrease, which could materially adversely affect our business.

As we increase the number of products we offer and the number of countries in which we offer solutions, the complexity of adjusting our solutions to comply with legal and regulatory changes will increase. This complexity is exacerbated as emerging countries evolve and enhance their own regulations and regulatory regimens. If we are unable to effectively manage this increase or if we are not able to provide solutions that can be used in compliance with applicable laws and regulations, clients may be unwilling to use our solutions and any such non-compliance could result in the termination of our client agreements or claims arising from such agreements with our clients.

Additionally, any failure of our clients to comply with laws and regulations applicable to the functions for which our solutions are used could result in fines, penalties, or claims for substantial damages against our clients that may harm our business or reputation. If such failure were allegedly caused by our solutions or services, our clients may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management’s attention and adversely affect our business and client relationships, and our insurance coverage may not be sufficient to cover such claims against us.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be liable for significant costs or penalties and our reputation could be harmed.

The services we provide to biopharmaceutical companies and other clients are complex and subject to contractual requirements, regulatory requirements and standards and ethical considerations. For example, some of our services must adhere to regulatory requirements of the FDA governing our activities relating to clinical trials, including Good Clinical Practices. Additionally, we are subject to compliance with FDA’s regulations set forth in part 11 of title 21 of the Code of Federal Regulations, which relates to the creation, modification, maintenance, storage, retrieval, or transmittal of electronic records submitted to the FDA.

We also operate an IRB, which is tasked with reviewing and approving human clinical research on behalf of our clients who are sponsors of or institutions conducting clinical trials. FDA regulations govern the composition, registration, operation, and responsibilities of IRBs that review certain clinical trials. If it is determined that any of our IRBs are not compliant with applicable regulatory requirements, we may be subject to audits, investigations, enforcement actions, legal claims, and/or adverse publicity, which may have a material, adverse effect on our business. Moreover, in the event of a repeated failure to comply with applicable regulations, the FDA may disqualify an IRB where the noncompliance adversely affects the rights or welfare of the human subjects in a clinical investigation. Unless and until the IRB is reinstated, the FDA may also refuse to consider data from a clinical trial reviewed by a disqualified IRB in support of a marketing authorization. If any of these events were to occur, our business could be materially and adversely harmed.

We may be subject to inspection by regulatory authorities in connection with our clients’ marketing applications and other regulatory submissions. If we fail to perform our services in accordance with regulatory requirements, regulatory authorities may take action against us or our clients for failure to comply with applicable regulations governing the development and testing of therapeutic products. Such actions may include sanctions, such as warning or untitled letters, injunctions or failure of such regulatory authorities to grant marketing approval of products, delay, suspension or withdrawal of approvals, license revocation, loss of accreditation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Further, although we structure our IRB to operate independently from our clinical trial solutions division, governmental or regulatory authorities may assert that the combination of these services for a client compromises the integrity of the IRB decisions or the data or analyses generated during any trials.

The performance of clinical development and testing services is complex. If we make mistakes in providing services, such mistakes could negatively impact or obviate the usefulness of the trial or the data generated from it or cause the results of the trial to be reported improperly. If the trial results are compromised, we could be subject to significant costs or liability, which could have a material adverse impact on our business, reputation, and ability to perform services, and result in the cancellation of current contracts by or failure to obtain future contracts from the affected client and other clients. Regulatory authorities may also disqualify certain data or analyses from consideration in connection with our clients’ applications for regulatory approvals, which would result in our clients not being able to rely on our services in connection with their regulatory submissions and may subject our clients to additional or repeat clinical trials and delays or failures in the development and regulatory approval process. Mistakes in providing services to our clients could also affect medical decisions for patients in clinical trials and create liability for personal injury. Customers may also bring claims against us for breach of our contractual obligations or errors in the outcomes of our products or services, may terminate their contracts with us and/or may choose not to award further work to us. Any such action could have a material adverse effect on our reputation, business, results of operations and financial condition.

If we fail to comply with certain healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be materially adversely affected.

Even though we do not order healthcare services or bill directly to Medicare, Medicaid or other third party payors, as a result of contractual, statutory or regulatory requirements, we may be subject to healthcare fraud and abuse laws of both the federal government and the states in which we conduct our business. In the United States, these laws include, among others, the False Claims Act, which prohibits submitting or causing the submission of false statements or improper claims for government healthcare program payments, and the Anti-Kickback statute, which prohibits paying, offering to pay or receiving payment with the intent to induce the referral of services or items that are covered under a federal healthcare program. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any healthcare laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our results of operations.

Increasingly complex data protection and privacy regulations are burdensome, may reduce demand for our solutions, and non-compliance may impose significant liabilities.

Our clients use our solutions to collect, use, store, transfer and otherwise process personal data or personally identifiable or sensitive information regarding their employees and the medical professionals with whom our clients have contact, and, potentially, personal data (including potentially sensitive data such as health information) regarding patients maintained by our clients pursuant to clinical, regulatory, or quality processes. In many countries, national and local governmental bodies have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, processing, security, storage, transfer and disclosure of personal information obtained from individuals, making compliance an increasingly complex and evolving task. Furthermore, our business has expanded into new product areas that now trigger the need to comply with additional regulations.

For example, in the United States, the U.S. Department of Health and Human Services promulgated certain data privacy, security and breach notification rules, under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), including patient privacy rules that cover protected health information (“PHI”) by limiting use and disclosure, giving individuals the right to access, amend, and seek accounting of their PHI, and limiting most use and disclosures of their PHI to the minimum amount reasonably necessary to accomplish the intended purposes. HIPAA imposes obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Certain of our clients may be either business associates or covered entities under HIPAA, and, as a result, we may be a business associate or a subcontractor. For example, while HIPAA does not apply to pharmaceutical companies or adverse event reporting, some of our clients may be university hospitals that conduct research as well as provide medical care and do not segregate their IT systems, causing them to fall under the HIPAA regulatory regime. Therefore, we must comply with HIPAA as a business associate to the extent that PHI is introduced into our solutions by our clients and maintain a HIPAA compliance program. With respect to such data, we are required to comply with HIPAA de-identification standards. Certain states have signed into law or are intending to enact laws regarding requirements on de-identified information, and there is some uncertainty regarding those laws’ conformity with the HIPAA de-identification standards. Compliance with state laws could require additional investment and management attention and may subject us to significant liabilities if we do not comply appropriately with new and potentially conflicting regulations. Entities that are found to be in violation of HIPAA, whether as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

In addition, California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which took effect on January 1, 2020, and which broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations. Furthermore, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”), which amends and expands CCPA with additional data privacy compliance requirements that may adversely impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. We are a service provider and business under CCPA and CPRA for our software solutions and data products, respectively. The effects of this legislation are potentially far-reaching and may require us to further modify our data management practices and to incur substantial expense in an effort to comply.

Our operations abroad may also be subject to increased scrutiny or attention from data protection authorities. Many countries in these regions have established or are in the process of establishing privacy and data security legal frameworks with which we, our collaborators, service providers, including our CROs, and contractors must comply. For example, we are a data controller and data processor under the European Union’s General Data Protection Regulation (“GDPR”) and the UK GDPR, which incorporates the provisions of the EU GDPR into the United Kingdom’s own data protection laws and took effect on January 1, 2021 at the end of the Brexit transition. With respect to our software solutions, we act as a data processor. We collect and sell a database, via our WCG Knowledge Base™, for which we are a data controller. Compliance with GDPR, the UK GDPR, CCPA and CPRA have and will continue to require valuable management and employee time and resources, and failure to comply with such laws and regulations could involve severe penalties and could reduce demand for our solutions.

In addition to imposing substantial data governance requirements on companies, giving individuals extensive rights to control how companies handle their personal data and imposing data breach notification requirements, the GDPR restricts the ability of companies to transfer personal data from the EU to the United States and other countries. One of the mechanisms on which we previously relied for such transfers, the EU-U.S. Privacy Shield Framework, was invalidated by the Court of Justice of the European Union, or CJEU, in a July 2020 decision (also known as “Schrems II”). The decision called into question whether companies can lawfully use the European Commission’s Standard Contractual Clauses, often also referred to as Model Clauses, which we routinely utilize to ensure that our European clients have the appropriate legal mechanisms in place for their personal data to be accessed within the United States. At present, there are few, if any, viable alternatives to the Model Clauses, and companies that use them are required to assess their appropriateness on a case-by-case basis, which can involve substantial expenditure and use of resources in an effort to comply. If we are unable to implement sufficient safeguards to ensure that our transfers of personal data from the EU are lawful, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EU. Loss of our ability to lawfully transfer personal data out of the EU to the United States or any other jurisdiction may cause reluctance or refusal by current or prospective European clients to use our products, and we may be required to increase our data processing capabilities in the EU at significant expense.

There is also a trend toward countries enacting data localization requirements which are not particularly compatible with the cloud computing model. For example, Russia’s localization law (Federal Law No. 242-FZ) requires that the source of data for Russian nationals collected on Russian territory must be stored in Russia. We are also monitoring the impact of China’s Cybersecurity Law and its related implementation rules, as well as China’s draft Personal Information Protection Law, the latter of which proposes extraterritorial application to companies overseas that process the personal information of data subjects in China for certain purposes. Further, the Australian My Health Records Act 2012, which superseded the Personally Controlled Electronic Health Records Act 2012 (“My Health Records Act”), prohibits heath records that are maintained for purposes of the “My Health Record” system from being transferred or maintained outside of Australia, with certain limited exceptions for health records that do not include personal information or other identifying information of an individual or entity. The My Health Records Act establishes the Australian government’s digital health records system, and, among other things, establishes a privacy framework that imposes certain restrictions on how health information maintained in such records may be collected, used or disclosed. Unauthorized collection, use and disclosure of health information contained in such health records may result in civil and criminal penalties.

Customers expect that our solutions can be used in compliance with such laws and regulations, which are constantly evolving, may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our solutions to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our clients or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our clients’ ability or desire to collect, use, process, and store personal or healthcare-related information using our solutions or to license data products from us, which could reduce demand for our solutions.

Risks Related to Our Reliance on Third Parties

We rely upon three internal hosting facilities and two cloud-based providers to deliver our solutions to our clients and any disruption of or interference with our hosting systems, operations, or use of the cloud-based providers could materially adversely affect our business and results of operations.

Substantially all of the computer hardware necessary to deliver our solutions is located at our internal hosting facilities in Valley Forge, PA, Puyallup, WA and Secaucus, NJ. In addition to our dedicated hosting facility, we utilize third-party cloud computing services from Amazon Web Services (“AWS”) and Microsoft Azure (“Azure”) to help us efficiently scale our cloud-based solutions and provide training. Because we cannot easily switch our AWS or Azure-serviced operations to another cloud provider, any disruption of or interference with our use of AWS or Azure could impact our operations, and our business could be adversely impacted. Our systems and operations or those of AWS or Azure could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war, and similar events. The occurrence of a natural disaster, an act of terrorism or other unanticipated problems at our AWS’ or Azure’s hosting facilities could result in lengthy interruptions in our service. Although we AWS and Azure maintain backup facilities and disaster recovery services in the event of a system failure, these may be insufficient or fail. Any system failure, including network, software, or hardware failure, that causes an interruption in our data centers or our use of AWS or Azure, or that causes a decrease in responsiveness of our cloud-based solutions, could damage our reputation and cause us to lose clients, which could materially adversely affect our business and results of operations. Our business may be harmed if our clients and potential clients believe our service is unreliable.

We employ third-party licensed software and software components for use in or with our solutions, and the inability to maintain these licenses or the presence of errors in the software we license could limit the functionality of our products and result in increased costs or reduced service levels, which could materially adversely affect our business.

Our solutions incorporate or utilize certain third-party software and software components obtained under licenses from other companies. Additionally, certain products and solutions utilize third-party development and tools, such as our partnership with Palantir Technologies Inc. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. The unexpected bankruptcy or failure of one or more of our third-party software providers could require us to seek more costly alternatives or cause delays in our ability to render services to our clients. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In addition, if the third-party software we utilize has errors or otherwise malfunctions, the functionality of our solutions may be negatively impacted and our business may be materially adversely affected.

Risks Related to Our Indebtedness

Our indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt and could divert our cash flow from operations to debt payments.

We have a significant amount of indebtedness. As of March 31, 2021, we had (i) $1,062 million of indebtedness outstanding under our First Lien Term Loan Facility, (ii) no borrowings under our Revolving Credit Facility and (iii) $345 million of indebtedness outstanding under our Second Lien Term Loan Facility. We also had $125.0 million availability under our Revolving Credit Facility as of March 31, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Credit Facilities.” In addition, subject to restrictions in the agreements governing our Credit Facilities, we may incur additional debt.

Our debt could have important consequences to you, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•

a portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, acquisitions and other purposes;

•	we may be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry may be more limited;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our level of debt; and

•	our ability to borrow additional funds or to refinance debt may be limited.

Furthermore, a majority of our debt under our Credit Facilities bears interest at variable rates. If these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness, our ability to borrow additional funds may be reduced and the risks related to our debt would intensify. For example, a hypothetical 100 basis point increase in interest rates would have increased our interest expense by $3.4 million for the three months ended March 31, 2021 and by $13.7 million for the year ended December 31, 2020.

Servicing our debt requires a significant amount of cash. For the years ended December 31, 2019 and December 31, 2020, we used cash of $56.4 million and $77.6 million (excluding the repayment and extinguishment of our old credit facility), respectively, to service our debt. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors, such as those described in this “Risk Factors” section, that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Restrictive covenants in the agreements governing our Credit Facilities and future indebtedness that we may incur may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt.

The operating and financial restrictions and covenants in one or more of the agreements governing our Credit Facilities and future indebtedness that we may incur may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Such agreements limit our ability, among other things, to:

•	incur liens;

•	incur or assume additional indebtedness and guarantee indebtedness or amend our debt and other material agreements;

•	prepay, redeem or repurchase indebtedness;

•	declare or make dividends on or make distributions and redeem, repurchase or retire equity interests or make other restricted payments;

•	make certain acquisitions, investments, loans, guarantees and advances;

•	transfer or sell certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	redeem, repay, repurchase or refinance other indebtedness;

•	enter into agreements restricting the ability to pay dividends or grant liens securing obligations under the credit agreements;

•	enter into certain transactions with our affiliates;

•	amend or modify governing documents or other debt agreements; and

•	alter the business conducted by us and our restricted subsidiaries.

In addition, the restrictive covenants in our Credit Facilities require us to maintain a specified first lien leverage ratio when a certain percentage of our credit facility commitments are borrowed and outstanding as of the end of each fiscal quarter. In certain circumstances, our ability to meet this financial covenant may be affected by events beyond our control.

A breach of any of these covenants could result in a default under one or more of our Credit Facilities. Upon the occurrence of an event of default under our Credit Facilities, the lenders could elect to declare all amounts outstanding under our Credit Facilities to be immediately due and payable and terminate any commitments to extend further credit. In the event of an acceleration of our debt upon a default, we may not have or be able to obtain sufficient funds to make any accelerated payments. If we were unable to repay those amounts, the lenders under our Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral to secure our Credit Facilities. The proceeds from the sale of such assets may not be sufficient to repay such indebtedness.

Furthermore, the terms of any future indebtedness we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

We and our subsidiaries may incur substantially more debt. This could further exacerbate the risks associated with our leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although the agreements governing our Credit Facilities contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends, if any, is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from operations to allow us and them to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

Risks Related to Our Financial Performance, How We Contract with Customers, and the Financial Position of Our Business

Our clients may delay or terminate contracts, or reduce the scope of work, for reasons beyond our control, potentially resulting in financial losses.

Many of our product or service contracts may be terminated by the client at its discretion immediately or after a short notice period without penalty. Customers terminate, delay or reduce the scope of these types of contracts for a variety of reasons, including but not limited to:

•	lack of available funding or financing;

•	mergers or acquisitions involving the client;

•	a change in client priorities;

•	delay or termination of a specific clinical trial or product candidate development program; and

•	the client decides to shift business to a competitor or to use internal resources.

As a result, contract terminations, delays and reductions in scope occur regularly in the normal course of our business. However, the delay, loss or reduction in scope of a large contract or multiple smaller contracts could result in under-utilization of our personnel, a decline in revenues and profitability and adjustments to our bookings, any or all of which could have a material adverse effect on our business, results of operations, financial condition and/or cash flows.

From time to time, we have also had to commit unanticipated resources to complete projects, resulting in lower margins and profitability on those projects. We might experience similar situations in the future, which could have a material adverse impact on our results of operations and cash flows.

We have government clients, which potentially subject us to risks including early termination, audits, investigations, sanctions, or penalties.

We derive limited revenues from contracts with the U.S. government, we may enter into further contracts with the U.S. or foreign governments in the future, or accept grant funds. These government contracts and grants subject us to statutes and regulations applicable to companies doing business with the government. Government contracts and grants are generally subject to greater scrutiny by the government, which can unilaterally initiate reviews, audits and investigations regarding our compliance with government contract and grant requirements. In addition, if we fail to comply with government contract laws, regulations and contract or grant requirements, our contracts and grants may be subject to termination or suspension, and we may be subject to financial and/or other liability under our contracts or under criminal or civil provisions including the Federal Civil False Claims Act. The False Claims Act’s “whistleblower” provisions allow private individuals, including present and former employees, to sue on behalf of the U.S. government. The False Claims Act statute provides for treble damages and civil penalties and, if our operations are found to be in violation of the False Claims Act, we could face other adverse action, including suspension or prohibition from doing business with the U.S. government. Any penalties, damages, fines, suspension, or damages could materially adversely affect our ability to operate our business and our financial results.

Our revenues and gross margin from professional services fees are volatile and may not increase from quarter to quarter or at all.

We derive a significant portion of our revenues from professional services fees. Our professional services revenues fluctuate from quarter to quarter as a result of the requirements, complexity, and timing of our clients’ projects in our professional services arrangements. Our clients may also choose to use third parties rather than us for certain professional services related to our solutions or for their clinical trials. As a result of these and other factors, our professional services revenues may not increase on a quarterly basis in the future or at all. Additionally, the gross margin generated from professional services fees fluctuates based on a number of factors which may vary from period to period, including wages for professional services and utilization of our employees. As a result of these and other factors, the gross margin from our professional services may not increase on a quarterly basis in the future or at all.

Impairment of goodwill or other intangible assets may materially adversely affect future results of operations.

We have intangible assets, including goodwill, on our balance sheet due to our acquisitions of businesses. The initial identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition involve use of management judgments and estimates. These estimates are based on, among other factors, input from accredited valuation consultants, reviews of projected future income cash flows and statutory regulations. The use of alternative estimates and assumptions might have increased or decreased the estimated fair value of our goodwill and other intangible assets that could potentially result in a different impact to our results of operations. If the future growth and operating results of our business are not as strong as anticipated and/or our market capitalization declines, this could impact the assumptions used in calculating the fair value of goodwill or other intangibles. To the extent goodwill or other intangibles are impaired, their carrying value will be written down to its implied fair value and a charge will be made to our income from continuing operations. Such an impairment charge could materially and adversely affect our operating results. As of December 31, 2019 and 2020, and the three months ended March 31, 2021, the carrying amount of goodwill was $467.3 million, $1.7 billion and $1.7 billion, respectively, on our consolidated balance sheet.

Adverse developments in applicable tax laws could have a material adverse effect on our business, results of operations and financial condition. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law resulting from the most recent U.S. presidential and congressional elections or changes in the scope of our operations.

We are subject to taxation in the United States at the federal level and by certain states and municipalities and various non-U.S. jurisdictions because of the scope of our operations and product offerings. In determining our income tax liability and tax compliance obligations for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more taxing jurisdictions could seek to impose incremental or new taxes on us. In addition, as a result of the most recent presidential and congressional elections in the United States, there could be significant changes in tax law and regulations that could result in additional federal income taxes being imposed on us. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global low-taxed income and the imposition of minimum taxes or surtaxes on certain types of income. Any adverse developments in these laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material adverse effect on our business, results of operations and financial condition. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate.

Currency exchange fluctuations may materially adversely affect our financial results.

Some of our international agreements provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. As we continue to expand our operations in countries outside the United States, an increasing proportion of our revenues and expenditures in the future may be denominated in foreign currencies. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact our operating results when translated into U.S. dollars. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Canadian Dollar, British Pound Sterling, Hong Kong Dollar, Singapore Dollar, Chinese Yuan and Japanese Yen, and may be materially adversely affected in the future due to changes in foreign currency exchange rates. Changes in exchange rates may negatively affect our revenues and other operating results as expressed in U.S. dollars in the future. Further, we have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

We may, in the future, hedge selected significant transactions or net monetary exposure positions denominated in currencies other than the U.S. dollar. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Risks Related to Our Intellectual Property

We may be sued by third parties for alleged infringement of their proprietary rights or misappropriation or other violation of intellectual property and we may suffer damages or other harm from such proceedings.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, including so-called non-practicing entities, or NPEs, may own or claim to own intellectual property relating to our solutions. From time to time, third parties may claim that we are infringing upon their intellectual property rights or that we have misappropriated or otherwise violated their intellectual property. As competition in our market grows, the possibility of patent infringement and other intellectual property claims against us increases. In the future, we expect others to claim that our solutions and underlying technology infringe or violate their intellectual property rights. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation have caused and in the future could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses (if available on reasonable terms, or at all), modify applications or refund fees, which could be costly and our insurance may not be adequate to cover losses associated with such outcomes. Any litigation regarding our intellectual property would be inherently uncertain, and could be costly and time-consuming and divert the attention of our management and key personnel from our business operations even if we were to ultimately prevail in such litigation.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property, including patents, trademarks, copyrights and trade secrets. We rely on applicable laws as well as confidentiality, invention assignment or license agreements with our employees, clients, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate or unenforceable. We cannot guarantee that our applications for patent protection or trademark registrations will be successful. Nor can we guarantee that, if issued, our patents will provide meaningful protection. Third parties may challenge the validity or enforceability of, or infringe upon or otherwise violate, our intellectual property. Further, laws related to intellectual property are subject to change at any time and differ by jurisdiction, such that we cannot guarantee that our patents, trademarks, and other intellectual property will receive the same protection in foreign countries as they do in the United States.

In order to protect our intellectual property rights, we may be required to spend significant financial and managerial resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights is inherently uncertain, could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Negative publicity related to a decision by us to initiate such enforcement actions against a client or former client, regardless of its accuracy, may adversely impact our other client relationships or prospective client relationships, harm our brand and business and could cause the market price of our common stock to decline. Our inability to prevent the theft or unauthorized copying or use of our intellectual property, or our failure to otherwise secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

Our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could materially adversely affect our business.

Our solutions include, and will include in the future, software covered by open source licenses. The terms of various open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market, provide or distribute our solutions. By the terms of certain open source licenses, third parties could claim ownership, or demand that we release the source code of our proprietary software, and/or that we make our proprietary software available under open source licenses, if we combine our proprietary software with, or link our proprietary software to, open source software in a certain manner. These claims could also result in litigation, and in the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, could be prohibited from charging fees for the use of our software, could be required to cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement (which could require significant additional research and development resources) or could otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could materially adversely affect our business.

Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop, be sustainable or provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on            , or otherwise or how active, sustainable and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the common stock that you buy.

Negotiations between us and the underwriters will determine the initial public offering price for our common stock, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:

•	variations in our operating results compared to market expectations or any guidance given by us, or changes in our guidance or guidance practices

•	changes in the preferences of our clients;

•	low revenue growth and gross margins compared to market expectations;

•	the failure of securities analysts to cover us after this offering or changes in financial estimates by the analysts who cover us, our competitors or the retail industry in general;

•	economic, legal and regulatory factors unrelated to our performance;

•	changes in the economy;

•	increased competition or stock price performance of our competitors;

•	announcements by us or our competitors of new strategic investments or acquisitions;

•	actual or anticipated variations in our or our competitors’ operating results, and our competitors’ growth rates;

•	future sales of our common stock or the perception that such sales may occur;

•	changes in senior management or key personnel;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations that are applicable to our business;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	action by institutional stockholders or other large stockholders;

•

events beyond our control, such as war, terrorist attacks, transportation and fuel prices, natural disasters, severe weather and widespread illness or pandemics, including developments relating to the COVID-19 pandemic; and

•	the other factors listed in this “Risk Factors” section.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the common stock, regardless of our operating performance. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management’s attention from other business concerns, regardless of the outcome of such litigation.

Because each of the Sponsors own a significant percentage of our common stock, they may control all major corporate decisions and their interests may conflict with your interests as an owner of our common stock and our interests.

We are controlled by the Sponsors. LGP currently owns approximately     % of our common stock and will own approximately     % after the consummation of this offering, Arsenal currently owns approximately     % of our common stock and will own approximately     % after the consummation of this offering, Novo currently owns approximately     % of our common stock and will own approximately     % after the consummation of this offering, and GIC Investor currently owns approximately     % of our common stock and will own approximately     % after the consummation of this offering. Accordingly, the Sponsors currently control the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. Pursuant to the Voting Agreement, LGP, Arenal and Novo will each be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors and GIC Investor will be entitled to designate an individual to be a non-voting observer of our board of directors. Each of the Sponsors will also agree to vote, or cause to vote, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the LGP directors, the Arsenal directors and the Novo directors.

So long as LGP owns, in the aggregate, (i) greater than 50% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, LGP will be entitled to nominate two directors, (ii) less than or equal to 50%, but greater than 30% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate one director, and (iii) less than or equal to 30%, it will not be entitled to nominate a director.

So long as Arsenal owns, in the aggregate, (i) greater than 70% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, Arsenal will be entitled to nominate two directors, (ii) less than or equal to 70%, but greater than 40% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate one director, and (iii) less than or equal to 40%, it will not be entitled to nominate a director.

So long as Novo owns, in the aggregate, (i) greater than 60% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, Novo will be entitled to nominate one director, and (ii) less than, or equal to 60%, it will not be entitled to nominate a director.

So long as GIC Investor owns, in the aggregate, (i) greater than 75% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, GIC Investor will be entitled to nominate one non-voting observer. See “Certain Relationships and Related Party Transactions—Voting Agreement.” The directors the Sponsors elect have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to shareholders. Even if the Sponsors were to own or control less than a majority of our total outstanding shares of common stock, they will be able to influence the outcome of corporate actions so long as they own a significant portion of our total outstanding shares of common stock.

The Sponsors may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, the Sponsor’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. They may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Shareholders should consider that the interests of the Sponsors may differ from their interests in material respects.

We are a “controlled company” within the meaning of                 ’s rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, the Sponsors will together continue to control a majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of                 ’s corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of                 ’s rules and may elect not to comply with certain corporate governance requirements of                 , including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to rely on all of the exemptions listed above. For at least a period following this offering, we intend to utilize all of these exemptions. As a result, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. As a result, our board of directors and those committees may have more directors who do not meet                 ’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include being permitted to have only two years of audited financial statements and management’s discussion and analysis of financial condition and results of operations disclosures in this prospectus; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as December 31, 2026, the fiscal year-end following the fifth anniversary of the completion of this offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenues in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt securities over a three-year period. If some investors find our common stock less attractive as a result of us utilizing some or all of these exemptions or forms of relief, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for             days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. After this offering, we will have outstanding shares of common stock based on the number of shares outstanding as of                 , 2021. Subject to limitations, shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition,                 shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Further, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could have a material and adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of                  % of our outstanding common stock will have rights, subject to certain conditions such as the lock-up arrangement described above, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $                 per share, representing the difference between the assumed initial public offering price of $                 per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our as adjusted net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

We may apply the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Because our executive officers hold or may hold restricted shares or option awards that will vest upon a change of control, these officers may have interests in us that conflict with yours.

Our executive officers hold or may hold restricted shares and options to purchase shares that would automatically vest upon a change of control. As a result, these officers may view certain change of control transactions more favorably than an investor due to the vesting opportunities available to them and, as a result, may have an economic incentive to support a transaction that may not be viewed as favorable by other stockholders.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your returns on your investment may depend solely on the appreciation of our common stock.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our shareholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Credit Facilities, significantly restrict, and the terms of any future debt or preferred securities may further restrict, the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, which in turn limits our ability to pay dividends on our common stock. See “Dividend Policy.” Accordingly, your only opportunity to achieve a return on your investment in our Company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock. See “—There is no existing market for our common stock and we do not know if one will develop, be sustainable or to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.”

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our second amended and restated bylaws, as well as provisions of the DGCL could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the voting agreement) to fill any vacancy on the board;

•

providing that our stockholders may remove members of our board of directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our then-outstanding stock, following such time as the Sponsors cease to own, or no longer have the right to direct the vote of, at least 50% of the voting power of our common stock;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further stockholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders), if the Sponsors cease to own, or no longer have the right to direct the vote of, at least 50% of the voting power of our common stock;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except for the Sponsors, so long as the Sponsors own, or have the right to direct the vote of, at least 50% of the voting power of our common stock;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our certificate of incorporation or bylaws if the Sponsors cease to own, or no longer have the right to direct the vote of, at least 50% of the voting power of our common stock.

In addition, while we have opted out of Section 203 of the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction provided for or through us resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock and the affiliates and associates of such person. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation will provide that the Sponsors, their affiliates and any of their direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who qualifies as an “interested stockholder” to effect certain business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors in order to avoid the stockholder approval requirement if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware or federal district courts of the United States will be the sole and exclusive forum for certain types of lawsuits, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and second amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or the proposed bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The amended and restated certificate of incorporation and second amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

General Risks

Current and future litigation against us, which may arise in the ordinary course of our business, could be costly and time consuming to defend.

We are subject to claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes, employment claims made by our current or former employees, or claims brought by third-parties for failure to adequately protect their personal data. Third parties may in the future assert intellectual property rights to technologies that are important to our business and demand back royalties or demand that we license their technology. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, overall financial condition and operating results. Insurance may not cover such claims, may not be sufficient for one or more of such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, negatively affecting our business, financial condition and results of operations.

Our insurance coverage may not be sufficient to avoid material impact on our financial position resulting from claims or liabilities against us, and we may not be able to obtain insurance coverage in the future.

We maintain insurance coverage for protection against many risks of liability, including professional errors and omissions, breach of fiduciary duty, and cybersecurity risks. The extent of our insurance coverage is under continuous review and is modified as we deem it necessary. Despite this insurance, it is possible that claims or liabilities against us may not be fully insured, or our insurance carriers may contest coverage, which could have a material adverse impact on our financial position or results of operations. In addition, we may not be able to obtain any insurance coverage, or adequate insurance coverage, when our existing insurance coverage expires.

If securities or industry analysts do not publish or cease publishing research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about us or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include the estimated variable consideration included in the transaction price in our contracts with clients and equity-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of shares in this offering will be approximately $         million, based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us will be approximately $         million,              after              deducting underwriting discounts and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ option to purchase additional shares from us, for general corporate purposes to support the growth of our business. We may also use a portion of the proceeds to repay indebtedness and/or for the acquisition of, or investment in, technologies, solutions and/or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021:

•	on an actual basis;

•

on an as adjusted basis, to give effect to the (i) Distribution, as described under “Prospectus Summary—Distribution”, (ii) filing and effectiveness of our amended and restated certificate of incorporation and second amended and restated bylaws and (iii) the sale and issuance by us of              shares of our common stock in this offering at an assumed public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read this information in conjunction with the sections titled “Use of Proceeds,” “Prospectus Summary—Summary Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	As Adjusted(2)
	(dollars in thousands)
Cash and cash equivalents	$174,988	$

Long-term debt, including current maturities:
First Lien Term Loan Facility	$1,062,348	$
Second Lien Term Loan Facility	345,000
Unamortized discount and issuance costs	(41,314)
Revolving Credit Facility(1)	—

Total debt	1,366,034
Stockholders’ equity (deficit):
Common stock; $0.01 par value; 1,200 shares authorized, 1,010 shares issued and shares outstanding, actual; shares authorized, shares issued and shares outstanding, as adjusted	—
Additional paid-in capital	2,034,973
Retained (deficit) earnings	(115,898)
Accumulated other comprehensive loss	(254)
Treasury stock at cost; shares outstanding, actual; shares outstanding, as adjusted	—

Total stockholders’ (deficit) equity	1,918,821

Total capitalization	$3,459,843	$

(1)	As of March 31, 2021, we had no borrowings outstanding and $125.0 million of available borrowing capacity under our Revolving Credit Facility.
(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $             million, assuming the assumed initial public offering price of

$ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

The number of shares outstanding excludes:

•	additional shares of common stock reserved for future issuance under our 2021 Plan.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our shareholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Credit Facilities, significantly restrict, and the terms of any future debt or preferred securities may further restrict, the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, which in turn limits our ability to pay dividends on our common stock. See “Description of Certain Indebtedness” and “Risk Factors—Risks Relating to Our Common Stock and this Offering—We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your returns on your investment may depend solely on the appreciation of our common stock.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2021, our historical net tangible book value (deficit) was $         million, or $         per share of common stock. Historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2021.

After giving effect to (i) the Distribution, (ii) the filing and effectiveness of our amended and restated certificate of incorporation and (iii) our sale of              shares of our common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2021 would have been approximately $         million, or $         per share. This represents an immediate increase in as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $         per share to new investors purchasing shares of our common stock in this offering. Dilution in as adjusted net tangible book value (deficit) represents the difference between the price per share paid by investors in this offering and our net tangible book value per share of immediately after the offering.

The following table illustrates this dilution on a per share basis to investors in this offering:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$
Increase in net tangible book value per share attributable to the Distribution and new investors purchasing common stock in this offering
As adjusted net tangible book value per share

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value by $            , or $             per share, and the dilution per common share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by $             and decrease the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share by $             and increase the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the dilution in net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on an as adjusted basis as of March 31, 2021, after giving effect to the adjustments described above, the difference among existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $             million and total consideration paid by all stockholders and average price per share paid by all stockholders by $             million and $             per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $             million and total consideration paid by all stockholders and average price per share paid by all stockholders by $             million and $             per share, respectively, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

The above assumes the underwriters do not exercise their option to purchase additional shares in this offering. If the underwriters fully exercise their option to purchase              additional shares of our common stock in this offering, the as adjusted net tangible book value per share would be $             per share and the dilution to new investors in this offering would be $             per share. If the underwriters fully exercise their option to purchase additional shares, the number of shares held by new investors will increase to              shares of our common stock, or approximately     % of the total number of shares of our common stock outstanding after this offering.

The information presented in the tables and discussions above excludes:

•	additional shares of common stock reserved for future issuance under our 2021 Plan.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity, and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial and Operating Data,” and our consolidated financial statements and the related notes thereto and our unaudited condensed consolidated financial statements and the related notes thereto all included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity, and capital resources, and all other non-historical statements in this discussion are forward-looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus.

The following discussion and analysis presents operations, cash flows and stockholders’ equity for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The Company refers to the operations of WCG Clinical, Inc. and subsidiaries for both the Predecessor and Successor periods. See “Basis of Presentation.”

Overview

We believe we are a leading provider of clinical trial solutions, focused on providing solutions that are designed to measurably improve the quality and efficiency of clinical research, stimulate growth and foster compliance. Our transformational solutions enable biopharmaceutical companies, CROs, and institutions to accelerate the delivery of new treatments and therapies to patients, while maintaining the highest standards of human protection. We leverage our differentiated strategic position at the center of the clinical trial ecosystem to provide new types of technology-enabled solutions to all stakeholders involved, with the aim to address the key critical pain points throughout the clinical trial process. We operate in two segments: the ER segment and the CTS segment. The ER segment accounted for 48% of our revenues and the CTS segment accounted for the remaining 52% of our revenues for the three months ended March 31, 2021. The ER segment accounted for 52% of our revenues and the CTS segment accounted for the remaining 48% of our revenues for the year ended December 31, 2020.

Ethical Review: The ER segment provides technology-enabled compliance services that assure the protection of the human participants who participate in clinical trials. Federal regulations mandate that clinical trial sponsors (e.g. biopharmaceutical companies) submit to a qualified IRB specific documents related to the conduct of the clinical trial. The IRB is an independent committee established to review and approve research involving human participants in the trial. The primary purpose of the IRB is to protect the rights and welfare of the human subjects. The IRB has the authority to approve, require modifications in (to secure approval), or disapprove clinical trials. The IRB is responsible for reviewing the following:

•	Trial Protocol—which describes the objectives and methods/procedures which must be followed in the conduct of the trial;

•	Investigators—licensed and qualified clinicians who will conduct the trial on behalf of the sponsor; and

•

Participant Informed Consent—the informed consent form consists of two parts: the information sheet which describes in lay terms the risks and benefits to the participant associated with participation in the trial, and the consent certificate which documents that understanding.

Clinical Trial Solutions: The CTS segment provides specialized services around the administration, conduct and optimization of clinical trials enabled by a variety of integrated technology-enabled solutions. These solutions include specialty clinical consulting services and proprietary software which provide integrated, end-to-end support of various steps of the clinical trial process that have been designed to optimize efficiency.

The primary solutions within the CTS segment include:

•

WCG Study Planning & Site Optimization (SP&SO) solutions provide sites and sponsors with integrated, turnkey services to identify, activate, and benchmark sites through deep scientific and clinical expertise and proprietary insights;

•

WCG Patient Engagement solutions rely on data-driven tools and high-touch on-site Clinical research coordinators to precisely identify, recruit and retain the right patients, as well as rater training and eCOA solutions to enable trials that rely on subjective endpoints; and

•

WCG Scientific & Regulatory Review solutions provide services that offer an integrated solution based on scientific expertise and safety services and technology, supporting strong compliance and reporting.

During 2020, we supported a high volume of COVID-19 clinical trials, ultimately aiding in vaccine development. As such, despite the COVID-19 pandemic, we still experienced improved results in each of our segments.

Key Factors Affecting Performance

We believe that the growth of and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address to sustain our growth and improve results of operations.

Growing Bookings, Backlog and Client Engagements

Our future operating results depend, in part, on our ability to grow our client engagements through expanding our solution capabilities, cross-selling our existing clients additional solutions and contracting with new, emerging clients. We monitor three key performance indicators to evaluate our visibility into anticipated revenue: bookings, backlog and client engagements.

•

Bookings: Our bookings represent the dollar value of all new signed contracts, purchase orders, and site notifications of required ethical review services during a period. Bookings vary from period to period depending on numerous factors, including the overall health of the biopharmaceutical industry, regulatory developments, industry consolidation, and sales performance. See “Risk Factors—Risks Related to Our Business—Our bookings and client engagements might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenues reflected in our bookings and client engagements.”

	Predecessor					Successor
	Quarter ended				Year ended December 31, 2019	Quarter ended				Year ended December 31, 2020	Quarter ended March 31, 2021
(in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019		March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020

Bookings	$121,860	$145,728	$144,134	$143,471	$555,194	$171,787	$149,498	$148,501	$152,037	$621,823	$266,190

Bookings performance in the first quarter of 2021 was positively impacted by strong results in all product lines with patient recruitment, scientific and regulatory services, solutions for clinical trial sites, and Ethical Review all posting strong growth over the first quarter of 2020. Bookings quarter-over-quarter reflected the strong results of operations from the expansion of our solution capabilities. Bookings were additionally catalyzed with our considerable investment in a high-level team of clinical experts who are engaged in executive solution selling with WCG’s key clients. Growth in bookings year-over-year for the second, third and fourth quarters of 2020 was both positively and negatively impacted by COVID-19, as we were engaged to support COVID-19 studies in each of our operating segments, while clinical trials for non-critical procedures were halted or delayed due to COVID-19 related lockdowns. As such, we saw growth in bookings year-over-year in these quarters, although at a lesser rate than the growth in the first quarter of 2020.

•

Backlog: Our backlog represents the dollar value of all unsatisfied performance obligations at a point in time as well as revenue expected to be recognized in the next twelve months from IRB recurring services. Bookings and revenue recognition vary from period to period depending on numerous factors and therefore ending backlog may vary from period to period. Our ending backlog might not accurately reflect our future revenue, and we might not realize all or any part of the anticipated revenue in our ending backlog.

	Successor	Predecessor
	Year Ended December 31,
(in thousands)	2020	2019
Backlog	$701,720	$595,526

Backlog growth from 2019 and 2020 was predominantly driven by the strong bookings growth in 2020 along with the backlog that was acquired with the purchase of Trifecta.

•

Client engagements: Our client engagements represent the number of all active client contracts as of a period end, between WCG and a CRO, clinical research site, partner organization or biopharmaceutical sponsor, through which WCG delivered value in exchange for direct remuneration or established or supported the contractual frameworks for the delivery of WCG solutions . See “Risk Factors—Risks Related to Our Business—Our bookings, backlog and client engagements might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our bookings, backlog and client engagements.”

	Predecessor				Successor
	As of
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Active client contracts	9,432	9,872	10,370	10,782	11,075	11,674	12,246	12,706	13,441

Because our level of client engagements is directly proportional to the interest level in WCG solutions, that interest has grown with the number of service offerings we provide. Moreover, our strategy over the past few years to more closely engage with clinical research sites (of which there are thousands in the United States) has also provided us more opportunity to expand the reach of WCG in the industry and, in turn, expand our client engagements.

Investments in Growth

We have invested and intend to continue to invest in expanding the breadth and depth of our solutions, including through acquisitions and global expansion. We expect to continue to invest (i) in specialized clinical talent to expand our ability to deliver solutions to continue to improve clinical trials; (ii) in sales and marketing to promote our solutions to new and existing customers and in existing and expanded geographies; (iii) in research and development to support existing solutions and innovate new technology; and (iv) in other operational and administrative functions to support our expected growth. We expect that our headcount will increase over time and also expect our total operating expenses will continue to increase over time, albeit, at a rate lower than expected revenue growth in the long term.

Components of Results of Operations

Revenues

Our revenues consist of fees for the review of clinical research trial protocols, technology-enabled specialty clinical consulting services which support various steps of the clinical trial process, and fees for software licenses and hosted software applications which support the conduct of effective clinical trials. The following describes the nature of our primary types of revenues and the revenue recognition policies as they pertain to the types of transactions we enter into with our clients.

•

ER Segment: We recognize revenue under the ER segment through services satisfied at points in time associated with the review of clinical research trial protocols, including initial and continuing review of protocols, initial and continuing review of investigators, and other reviews associated with research trials. Our ER segment also separately provides a hosted software application to its clients on a subscription basis for research management and trial submissions.

•

Ethical Review Services: We recognize revenue associated with the review of research protocols when the client has taken control, and the performance obligation of review is satisfied, which is when delivery of the certificate of action has been issued and provided to the client.

•

Software Hosting: Revenues from software hosting or SaaS arrangements are recognized ratably over the contractual term of the contract as the client has the right to continuous use of software at any time throughout the term, simultaneously receiving and consuming the benefits of the SaaS arrangement as it is provided. Further, while the client has the right to continuous use of the software provided, the contractual right to take possession of the source code is not included within the contractual terms. The output method that accurately depicts the transfer of control was determined to be the ratable delivery of accessibility to the client.

•

CTS Segment: We recognize revenue under the CTS segment through specialized services provided for the administration, conduct and optimization of clinical trials enabled by a variety of integrated technology-enabled solutions. These solutions include specialty clinical consulting services and proprietary software which provide integrated, end-to-end support of various steps of the clinical trial process that have been designed to optimize efficiency.

•

Clinical Consulting Services: Our primary clinical consulting service offerings include study planning, site identification and activation, including contracting and budgeting, site optimization through benchmarking and analytics, patient enrollment and retention services, clinical rater and patient training and assessments, specialized biostatistical analysis and endpoint adjudication, research management and independent expert reviews of clinical endpoints and safety data.

Clinical consulting services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over five years. The performance obligation of clinical consulting services is satisfied over time because the client simultaneously receives and consumes the benefits provided as the services are performed.

Some of these services are enabled by proprietary technology as discussed below.

•

Software Licenses and Hosting: Our software license offerings include clinical management and support software that contain many of our data analysis platform, learning modules and integration software for clients to track and maintain data for their clinical trials and to deliver trial safety documents. Many of these offerings can be delivered entirely or partially through SaaS or cloud delivery models, while others are delivered as on-premise software licenses.

Revenue from on-premise software licenses, whereby the client has the right to take contractual possession of the software, are recognized at the point in time when the software is delivered, and control has transferred to the client. Revenue from software hosting or SaaS arrangements is recognized ratably over the contractual term of the contract, as the client has the right to continuous use of the software at any time throughout the term, simultaneously receiving and consuming the benefits of the SaaS arrangement as it is provided. In software hosting arrangements, the rights provided to the client (e.g., license rights, contract termination provisions and the ability of the client to operate the software on its own in the case of an on-premise license agreement) are considered in determining whether the arrangement includes a license. In arrangements that include a software license, the associated license revenue is recognized at the point in time the software license has significant standalone value and the functionality of the license is not expected to substantively change due to ongoing activities.

We also separately provide software services that include configuration, maintenance and support, training and consulting. Revenue is recognized as services are performed, measured on a proportional-performance basis, using either input or output methods that are specific to the service provided.

•

Other Revenues: Other revenues include newsletter subscriptions, market research reports, and other professional education materials. Subscription revenue is recognized over the term of the subscription or contract period. The output method based on the passage of time or progress based on volume of activities accurately depicts the transfer of control. Revenue from products sold on a one-off basis is recognized at the point of sale, when the client obtains control of the product.

Cost of Revenues (exclusive of depreciation and amortization)

Cost of revenues, excluding depreciation and amortization (referred to as “cost of revenues”), consists primarily of payroll, employee related expenses, site services, client reimbursable expenses, rent, review board fees, equity-based compensation and overhead directly attributable to the delivery of services and goods. This amount includes the direct labor costs used to provide our services. Cost of revenues do not include indirect expenses such as advertising, sales commissions, and other expenses that cannot be directly attributed to the goods or services we provide. We expect to add or expand service providers, make additional investments or add resources to support growth.

Operating Expenses

•

Selling, general and administrative expenses: Selling, general and administrative expenses (“SG&A”) consist of non-revenue producing employee-related expenses, including payroll, sales commissions and equity-based compensation, associated with our executive, legal, finance, human resources, and other administrative functions. SG&A expense also includes professional fees for external legal, accounting and other consulting services, overhead costs, impairment of intangible assets, lease abandonment charges and other general operating expenses.

•

We expect to increase the size of our general and administrative staff to support the anticipated growth of our business. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company. These costs include the costs of complying with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, including third party and internal resources related to accounting, auditing, SOX compliance, legal, and investor and public relations expenses. In addition, as a public company, we expect to incur increased expenses such as insurance and professional services. As a result, we expect the dollar amount of our SG&A expense to increase for the foreseeable future.

•	Depreciation and amortization: Depreciation and amortization consists of depreciation of property and equipment and amortization of leasehold improvements, intangible assets and internal-use software.

•

Acquisition-related expenses: Acquisition-related expenses consist of transaction costs such as third-party advisory fees, legal expenses, and related costs incurred with acquisitions; expenses related to contingent consideration related to acquisitions; synergy expenses; restructuring & integration costs; and seller transaction costs.

Other Expense

•	Interest Expense: Interest expense consists primarily of interest expense associated with our term loans, including amortization of debt issuance costs and issuance discounts.

•	Other expenses: Other expenses consist of miscellaneous non-operating expenses primarily comprised of litigation settlements and foreign exchange transaction gains and losses.

Factors Affecting Results of Operations and Comparability

Acquisitions-related Activities

Change in Control Transaction:

On January 8, 2020, (the “effective date”), Da Vinci Purchaser Corp purchased all of the equity interests of WCG Holding IV Inc. and WCG Market Intelligence & Insights Inc. from WCG Holding IV LLC for total consideration of $3.2 billion (the “Transaction”). The Transaction was accounted for using the acquisition method of accounting, and the Successor financial statements reflect a new basis in the net assets acquired, measured at fair value on the effective date. See “Basis of Presentation.” As a result of the application of the acquisition method of accounting on the effective date, the financial statements for the Predecessor and Successor periods are presented on a different basis and are, therefore, not comparable. In connection with the Transaction, we recorded $1.6 billion of goodwill and $1.8 billion of intangible assets. As a result of the increase in intangible assets, amortization increased $132.9 million from the year ended December 31, 2019 to the year ended December 31, 2020. The goodwill recorded is not deductible for income tax purposes.

Concurrent with the closing of the Transaction, we issued $920.0 million of term loans under the First Lien Term Loan Facility and $345.0 million of term loans issued under the Second Lien Term Loan Facility. As part of the closing of the Transaction, all outstanding obligations under the Predecessor first lien credit facility and the Predecessor second lien credit facility were repaid.

We determined that the operational activities from January 1, 2020 through the close of the Transaction on January 8, 2020 were immaterial to the financial statements for the year ended December 31, 2020 and the three months ended March 31, 2020, and do not result in material differences in the amounts recognized on the consolidated balance sheet, consolidated statement of operations, or consolidated statement of cash flows. In light of the proximity of the effective date to the start of our January accounting period (i.e. only four business days from January 1, 2020 to the effective date, during which the Predecessor did not have material operations), we elected to present the activities from January 1, 2020 through January 7, 2020 in the Successor period (including the year ended December 31, 2020 and the three months ended March 31, 2020).

We expensed all transaction costs as incurred, which are included in acquisition-related expenses in the consolidated statements of operations, with the exception of certain expenses resulting from the change of control. For the Successor period, the Successor incurred $11.8 million of transaction costs. For the Predecessor period, the Predecessor incurred transaction costs of $10.2 million. See Note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

Trifecta Acquisition: On November 1, 2020, we acquired Trifecta, which is a technology-enabled clinical trial solution company with its major asset being the comprehensive site communication platform. In connection with the Trifecta acquisition, we recorded $137.9 million of net assets acquired, $65.9 million of intangible assets subject to amortization, and $63.6 million of goodwill as of the acquisition date November 1, 2020. Net loss attributable to Trifecta from the acquisition date of November 1, 2020 to December 31, 2020 is $1.8 million. We incurred $0.9 million of transaction costs, primarily consisting of legal and advisory fees, associated with the Trifecta acquisition in the year ended December 31, 2020 and the costs were included in general and administrative expenses in the consolidated statements of operations. We also incurred costs for the issuance of debt, which were capitalized as debt issuance costs as of the acquisition date in the amount of $4.0 million. See Note 3 to our consolidated financial statements appearing elsewhere in this prospectus.

Avoca Acquisition: On April 1, 2021, we acquired Avoca, a life sciences solutions firm dedicated to improving quality and compliance in clinical trials. The Avoca Quality Consortium (AQC®) is comprised of leading pharma, biotech, CRO, site, and clinical service provider companies with the shared objective of elevating clinical trial quality and bringing key stakeholders in the clinical trials process into greater alignment. In connection with the Avoca acquisition, the total purchase price was $44.0 million, of which $36.0 million was paid in cash and $8.0 million of membership interests in the Parent were granted at fair value as equity consideration. In addition, the sellers and certain participating Avoca employees have the opportunity to earn an additional $12.0 million in the aggregate by achieving certain future EBITDA targets. The acquisition of Avoca does not constitute a material business combination. See Note 17 to our consolidated financial statements appearing elsewhere in this prospectus.

Intrinsic Acquisition: On June 1, 2021, we acquired Intrinsic, a comprehensive medical imaging and cardiac safety core lab services firm. Intrinsic provides these services to customers in support of clinical trials across all therapeutic areas and device and software validation studies, including but not limited to advisory services, consulting services, data acquisition, data centralization and harmonization, data analysis, quality control, data processing, data review, data transfer, query management and reader management and oversight. In connection with the Intrinsic transaction, the total purchase price was $80.0 million which was funded entirely by the Company’s cash on hand. In addition, certain participating Intrinsic management team members have the opportunity to earn an additional $12.1 million in the aggregate by achieving certain future EBITDA targets. The Company is in the process of determining the purchase price valuation, and the allocation of the purchase price has not yet been completed. The acquisition of Intrinsic does not constitute a material business combination. See Note 17 of our condensed consolidated financial statements appearing elsewhere in this prospectus.

Impact of COVID-19

The continued spread of COVID-19 may adversely impact our business, financial condition or results of operations as a result of increased costs, negative impacts to our workforce or a sustained economic downturn. The extent to which the COVID-19 pandemic may impact our business in the future is highly uncertain and cannot be predicted. For example, revenue and bookings growth in 2020 was both positively and negatively impacted by COVID-19, as we were engaged to support COVID-19 studies in each of our operating segments, while clinical trials for non-critical procedures were halted or delayed due to COVID-19 related lockdowns, as further described below. In the first quarter of 2021, several COVID-19 vaccines were distributed within the markets with which we operate domestically and internationally. Consistent with the prior year, the impact of COVID-19 on our revenues and bookings was both positive and negative. In addition, a recession or a prolonged period of depressed economic activity related to COVID-19 and measures taken to mitigate its spread could have a material adverse effect on our business, financial condition and results of operations. Therefore, while we expect that this matter may impact our financial condition, results of operations, or cash flows, the extent of the financial impact and duration cannot be reasonably estimated at this time. See “Risk Factors—Risks Related to Our Business—Our business may be subject to risks arising from natural disasters and epidemic diseases, such as the recent COVID-19 pandemic.”

Results of Operations

Three Months ended March 31, 2021 Compared to Three Months ended March 31, 2020 (Unaudited)

The following table summarizes our unaudited statements of operations data for the three months ended March 31, 2021 and 2020:

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Revenues	$137,642	$103,499	$34,143	33%
Cost of revenues (exclusive of depreciation and amortization)	51,561	37,264	14,297	38%

Operating expenses:
Selling, general and administrative expenses	28,602	21,245	7,357	35%
Depreciation and amortization	53,044	50,924	2,120	4%
Acquisition-related expenses	9,062	17,463	(8,401)	(48)%

Total operating expenses	90,708	89,632	1,076	1%

Operating (loss) income	(4,627)	(23,397)	18,770	(80)%

Other expense:
Interest expense	21,735	22,794	(1,059)	(5)%
Other expense (income)	25	(8)	33	N/M

Total other expense	21,760	22,786	(1,026)	(5)%
(Loss) income before income taxes	(26,387)	(46,183)	19,796	(43)%
Income tax benefit	(5,763)	(16,091)	10,328	(64)%

Net (loss) income	$(20,624)	$(30,092)	$9,468	(31)%

N/M – not meaningful

Revenues

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
ER segment revenues	$66,127	$53,770	$12,357	23%
CTS segment revenues	71,515	49,729	21,786	44%

Total revenues	$137,642	$103,499	$34,143	33%

Revenues increased by $34.1 million, or 33% to $137.6 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase in revenues was driven by both the continuation of COVID-19 studies that began in 2020 and an increase in volume of non-COVID-19 studies. Additionally, there was an increase of $9.6 million specifically related to the acquisition of Trifecta that occurred on November 1, 2020.

ER revenues increased by $12.4 million, or 23%, to $66.1 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily driven by an increase in volume related to COVID-19 studies.

CTS revenues increased $21.8 million, or 44%, to $71.5 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase was primarily driven by an increase in volume related to COVID-19 studies and COVID-19 vaccine support. The Company’s acquisition of Trifecta that occurred after March 31, 2020 also contributed to the increase in revenues between the disclosed periods.

Cost of Revenues

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
ER segment cost of revenues	$13,458	$10,180	$3,278	32%
CTS segment cost of revenues	38,103	27,084	11,019	41%

Total cost of revenues	$51,561	$37,264	$14,297	38%

Cost of revenues increased by $14.3 million, or 38%, to $51.6 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase in cost of revenues was driven primarily by an additional $5.0 million in wages and benefits costs and $5.7 million in additional site services costs to support the growth in revenue. Additionally, there was an increase in cost of revenues related to the Trifecta acquisition of $1.2 million.

Cost of revenues increased in the ER segment by $3.3 million, or 32%, to $13.5 million, primarily due to an additional $1.5 million in wages and benefits costs to support the growth in revenue in the segment.

Cost of revenues increased in the CTS segment by $11.0 million, or 41%, to $38.1 million, primarily due to a $2.9 million increase in wages and benefits costs to support the growth in revenues in the segment. Additionally, a $7.8 million increase in third-party contractors and a $0.4 million increase in various non-labor operating expenses and the additional cost of revenues from the 2020 acquisition of Trifecta also contributed to the overall increase in the segment’s cost of revenues.

Selling, General and Administrative expenses

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Selling, general and administrative expenses	$28,602	$21,245	$7,357	35%

Selling, general and administrative expenses increased by $7.4 million, or 35%, to $28.6 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase in selling, general and administrative expenses was driven primarily by an increase in wages and benefits for additional positions filled since the first quarter of 2020 to support overall growth of operations.

Depreciation and Amortization

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Depreciation and amortization	$53,044	$50,924	$2,120	4%

Depreciation and amortization expenses increased by $2.1 million, or 4%, to $53.0 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The increase in depreciation and amortization was driven by an increase of $2.6 million in amortization expense and offset by a $0.5 million decrease in depreciation expense. The increase in amortization included a $3.0 million increase as a result of the Trifecta acquisition, offset by a $0.4 million decrease due to the abandonment of certain assets.

Acquisition-Related Expenses

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Acquisition-related expenses	$9,062	$17,463	$(8,401)	(48)%

Acquisition-related expenses decreased by $8.4 million, or 48%, to $9.1 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. This decrease was primarily driven by transaction costs of $11.8 million incurred in the three months ended March 31, 2020 related to the Transaction. These decreases were partially offset by higher costs associated with acquisition related contingent consideration and incentives of $2.9 million.

Interest Expense

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Interest Expense	$21,735	$22,794	$(1,059)	(5)%

Interest expense decreased by $1.1 million, or 5%, to $21.7 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The decrease in interest expense between the three months ended March 31, 2021 and the three months ended March 31, 2020 was largely driven by a 0.87% decline in the interest rate on our First Lien Credit Facility between the two periods.

Other Expense (Income)

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Other Expense (Income)	$25	$(8)	$33	N/M

N/M – not meaningful

Other expenses increased by $0.03 million, from $0.01 million of other income to $0.03 million of Other expense for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Income Tax Benefit

In Thousands	Three Months Ended March 31,		Change
	2021	2020	$	%
Income Tax Benefit	$(5,763)	$(16,091)	$(10,328)	64%

Income tax benefit decreased by $10.3 million, or 64% during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. This change in the income tax benefit was driven primarily by the change in pre-tax book loss which reduced the income tax benefit by $4.1 million and changes in tax-effected discrete items which reduced the income tax benefit by $5.4 million. The most notable of these tax-effected discrete items was a change in the tax rate for a net operating loss carryback that applied to 2020 but did not apply in 2021. The reduction in our effective tax rate reduced the income tax benefit by $0.8 million.

Year ended December 31, 2020 (Successor) Compared to Fiscal Year ended December 31, 2019 Period (Predecessor)

The following table summarizes our audited statements of operations data for the year ended December 31, 2020 and 2019:

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Revenues	$463,441	$412,846	$50,595	12%
Cost of Revenues (exclusive of depreciation and amortization)	169,131	157,686	11,445	7%

Operating Expenses:
Selling, general and administrative expenses	90,036	90,397	(361)	<1%
Depreciation and amortization	205,697	64,602	141,095	218%
Acquisition-related expenses	38,469	26,789	11,680	44%

Total Operating Expenses	334,202	181,788	152,414	84%

Operating (Loss) Income	(39,892)	73,372	(113,264)	(154)%

Other Expenses:
Interest expense	91,310	55,415	35,895	65%
Other expenses	2,976	43	2,933	6,821%

Total Other Expenses	94,286	55,458	38,828	70%
(Loss) Income Before Income Taxes	(134,178)	17,914	(152,092)	(849)%
Income Tax Benefit	(38,904)	(279)	(38,625)	N/M

Net (Loss) Income	$(95,274)	$18,193	$(113,467)	(624)%

N/M – not meaningful

Revenues

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
ER segment revenues	$239,381	$202,246	$37,135	18%
CTS segment revenues	224,060	210,600	13,460	6%

Total revenues	$463,441	$412,846	$50,595	12%

Revenues increased by $50.6 million, or 12%, to $463.4 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Revenue growth in 2020 was both positively and negatively impacted by COVID-19, as we were engaged to support COVID-19 studies in each of our operating segments, while clinical trials for non-critical procedures were halted or delayed due to COVID-19 related lockdowns. Revenue increases related to acquisitions included $11.3 million from the acquisition of SCI on December 31, 2019, and $4.2 million from the acquisition of Trifecta on November 1, 2020. Additionally, our acquisitions of Analgesic Solutions, WCG CSO Consulting, and PharmaSeek, which were completed during 2019, contributed to an overall increase in revenue for 2020 of $8.6 million, as a result of the inclusion of a full year of results from these acquired businesses.

ER revenues increased by $37.1 million, or 18%, to $239.4 million for the year ended December 31, 2020, primarily driven by an increase in volume related to COVID-19 studies throughout 2020, partially offset by a slight reduction in non-COVID-19 study activity and submissions earlier in the year.

CTS revenues increased by $13.5 million, or 6%, to $224.1 million for the year ended December 31, 2020, primarily driven by an increase in volume of COVID-19 studies, as well as COVID-19 vaccine support, and revenue increases related to the inclusion of the Company’s 2019 and 2020 acquisitions, offset by the negative impact on clinical trials related to COVID-19 lockdowns.

Cost of Revenues

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
ER segment cost of revenues	$45,135	$45,780	$(645)	(1)%
CTS segment cost of revenues	123,996	111,906	12,090	11%

Total cost of revenue	$169,131	$157,686	$11,445	7%

Cost of revenues increased by $11.4 million, or 7%, to $169.1 million for the year ended December 31, 2020 as compared to 2019. The increase was primarily due to the inclusion of a full year of expenses related to the 2019 acquisitions of Analgesic Solutions, PharmaSeek, and SCI and the 2020 acquisition of Trifecta which contributed a combined incremental increase of $15.4 million, comprised of increases of $6.8 million in wages and benefits and $2.1 million in third-party contractor expenses. This increase was partially offset by reductions of $3.7 million in certain direct client reimbursable expenses due to varying client needs and $2.9 million of bonus expense, $1.8 million of travel and related expenses, and general hiring restrictions and other cost control initiatives due, in each case due to the COVID-19 pandemic.

Costs of revenues decreased in the ER segment by $0.7 million, or 1%, primarily due to cost savings achieved as a result of continued process harmonization and consolidation as well as general cost savings initiatives as a result of the COVID-19 pandemic.

Cost of revenues increased in the CTS segment by $12.1 million, or 11%, primarily due to $15.4 million related to the inclusion of the Company’s 2019 and 2020 acquisitions, comprised of increases of $4.8 million related to wages and benefits, and $2.1 million for third-party contractors and professional fees, partially offset by $4.1 million of reductions in client reimbursable expenses due to varying client needs and a $2.0 million decrease in bonus expense for senior management, a $1.5 million reduction in travel and related expenses, and general cost savings, in each case due to cost control initiatives surrounding the COVID-19 pandemic.

Selling, General and administrative expenses

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Selling, general and administrative expenses	$90,036	$90,397	$(361)	<1%

Selling, general and administrative expenses decreased by $0.4 million, or less than 1%, to $90.0 million compared to 2019, primarily due to containment of third-party contractor costs and professional fees, pausing non-essential hiring, the elimination of our prior sponsor’s management fee, eliminating bonus expense for senior management, and reducing travel-related costs, in each case as a result of the COVID-19 pandemic.

Depreciation and Amortization

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Depreciation and amortization	$205,697	$64,602	$141,095	218%

Depreciation and amortization expense increased by $141.1 million, or 218%, to $205.7 million compared to 2019, driven by the $1.8 billion increase in intangible assets due to the Transaction, as further described above under “—Factors Affecting Results of Operations and Comparability—Acquisitions-related Activities.”

Acquisition-Related Expenses

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Acquisition-related expenses	$38,469	$26,789	$11,680	44%

Acquisition-related expenses increased by $11.7 million, or 44%, to $38.5 million compared to 2019. The increase was primarily driven by $8.1 million in restructuring and integration expenses, $4.8 million relating to incentive compensation targets for the Pharmaseek, Analgesic Solutions, and SCI acquisitions, and $0.8 million in buyer-related costs relating to the Transaction. These increases were partially offset by lower legal, financial diligence, and advisory fees related to acquisitions of additional capabilities in 2020, as we only completed one acquisition in 2020, as compared to four in 2019.

Interest Expense

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Interest expense	$91,310	$55,415	$35,895	65%

Interest expense increased by $35.9 million, or 65%, to $91.3 million as compared to 2019. The increase was primarily attributable to the incremental borrowing under the amended First Lien Credit Facilities, entered into on November 2, 2020, and related amortization costs. Additionally, agency fees and the Interest Rate Cap contributed to the increase.

Other Expenses

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Other Expenses	$2,976	$43	$2,933	6,821%

Other expenses increased by $2.9 million, from $0.04 million in fiscal year 2019, to $3.0 million in fiscal year 2020. The increase in other expenses was attributable to an increase of $2.8 million in legal fees and settlements incurred in 2020, as further described below under “—Indebtedness.”

Income Tax Benefit

In Thousands	Successor	Predecessor	Change
For the Years Ended December 31,	2020	2019	$	%
Income tax benefit	$(38,904)	$(279)	$(38,625)	N/M

N/M – not meaningful

The income tax benefit increased by $38.6 million from $0.3 million in 2019. The year over year change in the income tax benefit is driven largely by the change in pre-tax book income. Additionally, our 2020 tax benefit includes a beneficial tax rate change as a result of net operating losses which were carried back to a tax year with a higher tax rate than that currently enacted. The 2019 tax benefit included the benefit associated with a reduction to our valuation allowance recorded against the interest expense limitation. This reduction was driven by the existence of sufficient taxable income of the appropriate character within the carryback and carryforward period.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. Our expected primary uses on a short-term and long-term basis are for repayment of debt, interest payments, working capital, capital expenditures, geographic or service offering expansion, acquisitions and other general corporate purposes. We have historically funded our operations primarily through cash generated from operations and borrowings under our long-term debt facilities. We have historically used long-term debt and cash on hand to fund acquisitions. As of March 31, 2021, we had $175.0 million of cash and cash equivalents. We also had $125.0 million availability under our Revolving Credit Facility as of March 31, 2021.

The following table summarizes our unaudited condensed consolidated statements of cash flows data for the three months ended March 31, 2021 and 2020.

In Thousands	Three Months Ended March 31,
	2021	2020
Net cash provided by operating activities	$16,316	$651
Net cash used in investing activities	(14,882)	(2,905,898)
Net cash provided by financing activities	$(4,532)	$3,098,713

The following table summarizes our audited consolidated statements of cash flows data for the years ended December 31, 2020 and 2019:

In Thousands	Successor	Predecessor
For the Years Ended December 31,	2020	2019
Net cash provided by operating activities	$124,201	$61,390
Net cash used in investing activities	(3,055,651)	(101,864)
Net cash provided by financing activities	$3,109,528	$38,747

Operating Activities

For the three months ended March 31, 2021, our operating activities provided $16.3 million in cash flow, consisting of a net loss of $20.6 million, adjusted for net non-cash items of $64.9 million primarily related to an increase in depreciation and amortization, driven by the increase in intangible assets due to the Transaction, amortization of debt financing costs, loss on disposal of assets, amortization of capitalized contract costs, equity compensation expense, deferred income taxes and change in fair value of earnout liabilities. In addition, $28.0 million of cash was used by changes in operating assets and liabilities consisting primarily of a $12.1 million increase in accounts receivable due to the overall increase in revenue over the prior period, a $5.9 million increase in net income taxes receivable/decrease in net income taxes payable due to a decrease in the cumulative tax provision, a $3.6 million decrease in lease liabilities primarily due to payments on office leases, an increase of $4.8 million in deferred commissions due to increased bookings, a decrease of $4.8 million in accrued expenses mainly due to the payment of our 2020 bonus accrual, and an increase of $2.1 million of prepaid expenses due to the timing and increase in expenses to support our growth, partially offset by an increase in accounts payable of $3.4 million driven by overall growth in the organization and corresponding expense to support it and $0.9 million of unbilled receivables due to the timing of billing and revenue recognition milestones.

For the three months ended March 31, 2020, our operating activities provided $0.7 million in cash flow, consisting of a net loss of $30.1 million, adjusted for noncash items of $51.7 million primarily related to depreciation and amortization, amortization of debt financing costs, provision for doubtful accounts, deferred tax benefit and change in fair value of earnout liabilities. In addition, $20.9 million of cash was used by changes in operating assets and liabilities consisting primarily of a decrease in accrued expenses of $14.8 million driven by our 2019 bonus payment, an increase of $12.9 million in accrued interest due to the timing of quarterly interest payments, and an increase of $7.2 million unbilled receivables due to the timing of revenue recognition and billing milestones, offset by a decrease of $12.7 million in income tax receivable.

For the year ended December 31, 2020, our operating activities provided $124.2 million in cash flow, consisting of a net loss of $95.3 million, adjusted for net non-cash items of $207.2 million primarily related to an increase in depreciation and amortization, driven by the increase in intangible assets due to the Transaction, amortization of debt financing costs, loss on disposal of assets, amortization of capitalized contract costs, equity compensation expense, deferred income taxes and change in fair value of earnout liabilities. In addition, $12.3 million of cash was provided by changes in operating assets and liabilities consisting primarily of an increase in accrued interest of $11.9 million, accrued expenses of $10.5 million largely due to a payment due to the Seller for tax benefits from net operating loss carrybacks as permitted by the CARES Act, deferred revenue of $10.7 million driven by the overall increase in sales and billings, and accounts payable of $5.7 million driven by overall growth in the organization and corresponding expense to support it, and a decrease in prepaid expenses of $9.0 million, offset by an increase in accounts receivable of $15.5 million, unbilled receivables of $4.2 million and deferred commissions of $9.5 million, all driven by the overall growth of the Company as well as a decrease in lease liabilities of $6.4 million.

For the year ended December 31, 2019, our operating activities provided $61.4 million in cash flow, consisting of net income of $18.2 million, adjusted for noncash items of $60.4 million primarily related to depreciation and amortization, amortization of debt financing costs, provision for doubtful accounts, deferred tax benefit and change in fair value of earnout liabilities. In addition, $17.2 million of cash was used by changes in operating assets and liabilities consisting primarily of an increase in accounts receivable of $7.5 million and an increase of $6.0 million unbilled receivables driven by the overall growth of the Company, $7.4 million of deferred contract costs driven by an increase in sales commissions and an increase of $2.4 million in prepaid expenses to support the growth of the organization, offset by an increase in accrued expenses of $11.9 million driven by overall increases in incentive compensation, payroll, and general expense accruals required to support the growth of the organization, and a decrease in accounts payable of $2.4 million and deferred revenue of $2.9 million.

Investing Activities

For the three months ended March 31, 2021, we used $14.9 million in cash for investing activities, comprised primarily of minority investments in TrialX Inc. and ClinicalHealth Inc. (“Inspire”) and the purchase of internal-use software, equipment and leasehold improvements.

For the three months ended March 31, 2020, we used $2.9 billion in cash for investing activities, comprised primarily of the $2.9 billion consideration for the Transaction, as well as $5.1 million for the purchase of internal-use software, equipment and leasehold improvements.

For the year ended December 31, 2020, we used $3.1 billion in cash for investing activities, comprised primarily of the $2.9 billion consideration for the Transaction and $127.6 million for the Trifecta acquisition (net of cash acquired) and the purchase of internal-use software, equipment and leasehold improvements.

For the year ended December 31, 2019, we used $101.9 million in cash for investing activities, comprised primarily of $78.3 million for acquisitions made (net of cash acquired) and $23.5 million for the purchase of internal-use software, equipment and leasehold improvements.

Financing Activities

For the three months ended March 31, 2021, our financing activities used $4.5 million primarily attributable to principal payments made on our long-term debt as well as earn out payments related to acquisitions in prior years.

For the three months ended March 31, 2020, our financing activities provided $3.1 billion primarily attributable to $1.8 billion in net proceeds from a contribution from our Sponsors and $1.4 billion of proceeds from issuance of long-term debt and our Revolving Credit Facility related to the Transaction. These proceeds were partially offset by payments related to debt issuance costs.

For the year ended December 31, 2020, our financing activities provided $3.1 billion primarily attributable to $1.8 billion in net proceeds from a contribution from our Sponsors and $1.5 billion of proceeds from issuance of long-term debt and our Revolving Credit Facility related to the Transaction and the Trifecta acquisition. These proceeds were partially offset by payments on our long-term debt and Revolving Credit Facility of $180.3 million, as well as earn out payments of $5.4 million related to acquisitions in prior years.

For the year ended December 31, 2019, our financing activities provided $38.7 million primarily of $54.0 million in proceeds of our Revolving Credit Facility, offset by payments on our long-term debt and Revolving Credit Facility of $4.9 million, as well as earn out payments related to acquisitions in prior years of $10.3 million.

Funding Requirements

We believe that our existing cash and cash equivalents will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including funding for potential acquisitions, investments, and other growth and strategic opportunities that might require use of existing cash, borrowings under our Revolving Credit Facility, or additional long-term financing. We may also use existing cash and cash flows from operations to pay down long-term debt from time to time. While we believe we have sufficient liquidity to fund our operations, our sources of liquidity could be affected by factors described under “Risk Factors” elsewhere in this prospectus. If necessary, we may borrow funds under our Revolving Credit Facility to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected. See “Risk Factors—Risks Related to Our Indebtedness—Our indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt and could divert our cash flow from operations to debt payments.”

Indebtedness

Credit Facilities

First Lien Credit Facilities

On January 8, 2020, we entered into the First Lien Credit Facilities with Barclays Bank PLC as administrative agent, collateral agent and lender, and various other lender parties, providing for: (1) the First Lien Term Loan Facility of $920.0 million; and (2) the Revolving Credit Facility of up to $125.0 million. The First Lien Credit Facilities may also be used for swing-line loans up to $30.0 million and letters of credit up to $20.0 million (both, together and with revolving credit loans, not to exceed total revolving commitments of $125.0 million). Amounts borrowed under the term loan accrues interest at LIBOR (with a floor of 1.0%) plus 4% or base rate (with a floor of 1.0%) plus 3.0%, dependent upon the type of borrowing requested by us. The term loan requires quarterly interest and principal payments of $2.3 million and matures on January 8, 2027. As of March 31, 2021 and December 31, 2020, $125.0 million is available for borrowing under the Revolving Credit Facility, subject to certain financial covenants. The maturity date of loans made under the Revolving Credit Facility is January 8, 2025. Interest on loans made under the Revolving Credit Facility accrues at LIBOR plus 4.0% or base rate plus 3.0%, dependent upon the type of borrowing requested by us. There is a commitment fee of 0.50% on unused portions of the Revolving Credit Facility. The commitment fee is subject to change in increments of 0.125% depending on our net leverage ratio.

Borrowings under the First Lien Term Loan Facilities may be prepaid, in whole or in part, without premium or penalty. We will be required to prepay outstanding amounts upon realizing (subject to exceptions and qualifications) excess cash flows from operations, proceeds from asset disposal or casualty events, incurring debt not otherwise permitted, and upon events of default or illegality. Further, the First Lien Credit Facilities include a financial covenant that requires us to maintain a specified consolidated ratio of total indebtedness to EBITDA in the event revolving credit loans, swing-line loans and letters of credit under the First Lien Credit Facilities exceed 35% of the outstanding revolving commitments. As of March 31, 2021, we were in compliance with this covenant.

On June 26, 2020, we purchased an interest rate cap (the “Interest Rate Cap”) to protect against increases in LIBOR above 1.0% on $917.7 million of notional. The Interest Rate Cap settles every 3 months if LIBOR exceeds 1.0%, receiving a payment equal to such rate differential with respect to the notional. The Interest Rate Cap terminates on October 8, 2023. We paid a premium of $1.3 million for the Interest Rate Cap.

On November 2, 2020, the Company entered into an amendment to the First Lien Credit Facility, which increased the borrowings under the First Lien Term Loan by $150.0 million (the “incremental loan facility”) to $1.1 billion.

Second Lien Term Loan Facility

On January 8, 2020, we entered into the Second Lien Credit Agreement with Wilmington Trust, National Association as administrative agent and collateral agent, and lender parties, providing for providing for the Second Lien Term Loan Facility of $345.0 million. The Second Lien Term Loan Facility bears an interest rate of 9% per annum paid quarterly and has a maturity date of January 8, 2028.

The Second Lien Term Loan Facility requires quarterly interest payments and does not require principal payment until maturity. We must pay a premium if prepaying amounts owed under the term loan prior to 2024, and no premium thereafter. We may prepay the term loan at 109% of par prior to January 8, 2022, at 104.5% of par prior to 2023 and at 102.25% of par prior to 2024. Further, if we prepay the term loan prior to January 8, 2022, we will also be required to pay any future scheduled interest on the term loans due from the prepayment date until January 8, 2022. We will be required to prepay outstanding amounts, including prepayment premiums in certain cases, upon realizing (subject to exceptions and qualifications) proceeds from asset disposal or casualty events, incurring debt not otherwise permitted, and upon events of default or illegality. We have assessed the likelihood of these events occurring to be remote as of March 31, 2021.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, and currently we do not have, any off-balance sheet arrangements, as defined under the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, are reflected in the consolidated financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Revenue Recognition

Our revenues result from contracts with clients that generally range from one to five years. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. Under typical payment terms for our contracts, the client pays based on the terms of the contract, generally net 30 to net 90 days. The payment terms are not considered a significant financing component due to the timing in which control transfers and we expect to receive payment in less than a year. As a practical expedient, we do not account for significant financing components if the period between when we transfer the promised product or service to the client and when the client pays for that product or service will be one year or less.

Revenue is based on the transaction price, which is defined as the amount of consideration we expect to receive in exchange for providing products and services to client. If the consideration promised in a contract includes a variable amount, we estimate the amount to which it expects to be entitled using either the expected value or most likely amount method. Examples of variable consideration in the Company’s contracts include volume discounts, service-level penalties, and performance bonuses, other forms of contingent revenue, or other variable consideration such as third-party pass-through and out-of-pocket costs incurred. We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates are based on all information (historical, current and forecasted) that is reasonably available to us, taking into consideration the type of client, the type of transaction and the specific facts and circumstances of each arrangement. We review and update these estimates regularly, and the impact of any adjustments are recognized in the period the adjustments are identified.

Amounts billed and due from clients are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. We determine an allowance for doubtful accounts by identifying troubled accounts and by using historical experience and knowledge applied to an aging of accounts, knowledge of our customers’ financial condition, credit history, and existing economic conditions.

Goodwill and Other Intangibles

We record goodwill as the excess purchase price over the fair value of net assets acquired in business combinations, which are accounted for under the acquisition method of accounting. Goodwill is not amortized, instead it is tested for impairment at the reporting unit level, which is one level below or the same as an operating segment. The amount of the impairment loss is the excess of the carrying amount of the goodwill over its implied fair value. The estimate of implied fair value of goodwill is primarily based on an estimate of the discounted cash flows expected to result from that reporting unit but may require valuations of certain internally generated and unrecognized intangible assets such as our software, developed technology, customer relationships, patents, and trademarks. We also have the option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events and factors affecting each reporting unit. If, after assessing the totality of events or circumstances, we determine that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then we must perform the quantitative test. The quantitative test requires a comparison of the fair value of the individual reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not impaired and no further analysis is necessary.

If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit. The goodwill balance is subject to annual impairment testing, as well as interim assessments as necessary if circumstances exist or an event occurs resulting in a more-likely-than-not scenario that would reduce fair value.

Intangible assets consist of acquired customer relationships, contractual customer relationships, developed technology, patents and trade names. Contractual customer relationships represent existing contracts between us and our customers. All of the intangible assets are determined to have a finite life and are amortized over the estimated useful life using the straight-line method. We evaluate finite intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset are less than its carrying amount.

Common Stock Valuations

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	relevant precedent transactions involving our capital stock;

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	the liquidation preferences, rights, preferences, and privileges of our redeemable convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	recent secondary stock sales and tender offers;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Equity-Based Compensation

In order to calculate equity-based compensation expense, we use the Black-Scholes option pricing model to arrive at the fair value of profits interest units, which is estimated at the date of grant. As such, the following assumptions are made based on historical and current data: expected volatility, risk-free interest rate, expected term of the profits interests, and dividend yield. Expected volatility is estimated using the historic volatility of public stock prices from peer entities. Risk-free interest rate is estimated based on rates used at grant date of five-year U.S. treasury security yields that have comparable terms to the expected terms of the units used in the model. The expected term assumption within the model refers to the amount of time that granted options are expected to be outstanding based on a liquidity event. Equity-based compensation expense is recognized over the vesting period of the award on a graded basis, and we elect to recognize any forfeitures as they arise.

Income Taxes

We use the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. Temporary differences exist when there are differences between the reported amounts of assets and liabilities and the tax basis for such recorded amounts. Valuation allowances reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We have adopted ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), on accounting for uncertainty in income taxes. As such, under this guidance, we may recognize the tax benefit from an uncertain tax position only if the likelihood of it being sustained on an examination is more likely than not, based on the technical merits of the position. An individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The adopted guidance on accounting for uncertainty in income taxes also addresses the following topics: classification, accounting in interim periods, interest and penalties on income taxes, and derecognition, and we recognize interest accrued related to unrecognized tax benefits in interest expense and penalties as income tax expense.

Business Combinations

We account for acquisitions of entities that qualify as business combinations under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under this method, the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interest, are recorded at fair value once control is obtained of the acquired business. The fair value recorded is determined based on our best estimates and assumptions assumed on the acquisition date. During the time at which all information for determination of the values of assets acquired and liabilities assumed, and not exceeding one year from the acquisition date, we record any measurement period adjustments as they are identified. We record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed as they occur, with the corresponding offset to goodwill.

JOBS Act Election

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding, advisory stockholder votes on executive compensation or on any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can also take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

Recently Adopted and Issued Accounting Standards

We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our consolidated financial statements and unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, such standards will not have a material impact on our consolidated financial statements and unaudited condensed consolidated financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As part of the close of the Transaction on January 8, 2020, we issued $920.0 million of term loans under the First Lien Term Loan Facility and $345.0 million of term loans issued under the Second Lien Term Loan Facility.

We have borrowings under the First Lien Term Loan Facility that bear interest at a rate per year equal to the LIBOR rate (with a floor of 1.0%) plus 4.0% or base rate (with a floor of 1.0%) plus 3.0%, dependent upon the type of borrowing requested by the Company. To date, the Company has elected to calculate interest on the outstanding balance at LIBOR rate plus 4%. Interest on loans made under the Revolving Credit Facility accrues at an interest rate per year equal to the LIBOR rate plus 4.0% or base rate plus 3.0%, dependent upon the type of borrowing requested by the Company. There is no LIBOR floor associated with loans made under the Revolving Credit Facility. The interest rate for loans made under the Revolving Credit Facility is subject to change in increments of 0.25% depending on the Company’s net leverage ratio. There is a commitment fee of 0.50% on unused portions of the Revolving Credit Facility. The commitment fee is subject to change in increments of 0.125% depending on the Company’s net leverage ratio.

In June 26, 2020, we purchased an interest rate cap to protect against increases in LIBOR above 1.0% on $917.7 million of notional amount of debt. The interest rate cap settles every 3 months if LIBOR exceeds 1.0%, with the Company receiving a payment equal to such rate differential, if any, with respect to the notional. The interest rate cap terminates on October 8, 2023. We paid a premium of $1.3 million for the interest rate cap.

We have borrowings under the Second Lien Term Loan Facility with Wilmington Trust, National Association as administrative agent and collateral agent, and lender parties, providing for the Second Lien Term Loan Facility of $345.0 million. The Second Lien Term Loan Facility bears an interest rate of 9% per annum paid quarterly and has a maturity date of January 8, 2028.

As of March 31, 2021, we had no outstanding borrowings under the Revolving Credit Facility. A hypothetical 100 basis point increase in interest rates would have increased our interest expense by $3.4 million for the three months ended March 31, 2021 and by $13.7 million for the year ended December 31, 2020. Our exposure to interest rate risk is minimized by the aforementioned interest rate cap. As of March 31, 2021, we recorded the fair value of our interest rate cap in the amount of $1.7 million as an other current asset.

Non-GAAP Measures

We use certain metrics that are not required by, or presented in accordance with, GAAP, mainly Adjusted EBITDA, to measure and assess the performance of our business, to evaluate the effectiveness of our business strategies, to make budgeting decisions, to make certain compensation decisions, and to compare our performance against that of other peer companies using similar measures. We believe that presentation of Adjusted EBITDA and other metrics in this prospectus will aid investors in understanding our business.

We measure operating performance based on Adjusted EBITDA, defined for a particular period as net income (loss) excluding interest expense, provision (benefit) for income taxes, depreciation and amortization expense, stock option expense, integration costs, acquisition related adjustments, restructuring costs, litigation, change in value of contingent consideration, management fees, charitable contributions and other items not indicative of our ongoing operating performance.

You are encouraged to evaluate our calculation of Adjusted EBITDA and the reasons we consider these adjustments appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA following this offering, and any such modification may be material. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include that Adjusted EBITDA does not reflect:

•	our cash expenditure or future requirements for capital expenditures or contractual commitments;

•	changes in our cash requirements for our working capital needs;

•	the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•	cash requirements for replacement of assets that are being depreciated and amortized;

•	reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do.

•	The following table reconciles net (loss) income to Adjusted EBITDA:

	Successor	Predecessor
	Year Ended December 31,		Three Months Ended March 31,
	2020	2019	2021	2020
	(in thousands)
Net (loss) income	$(95,274)	$18,193	$(20,624)	$(30,092)
Interest expense	91,310	55,415	21,735	22,794
Income tax benefit	(38,904)	(279)	(5,763)	(16,091)
Depreciation and amortization	205,697	64,602	53,044	50,924
Stock option expense	4,594	—	1,285	—
Integration cost(a)	20,172	12,241	6,072	6,213
Acquisition-related adjustments(b)	21,242	14,913	(59)	13,797
Restructuring costs(c)	5,169	(3)	530	—
Litigation(d)	2,829	—	(22)	—
Change in value of contingent consideration(e)	1,358	1,011	2,926
Management fees(f)	55	2,125	—	55
Charitable contribution(g)	—	500	—	—
Other(h)	115	—	—	—

Adjusted EBITDA	$218,363	$168,718	$59,124	$47,600

(a)

Includes certain integration costs in connection with mergers and acquisitions, including the Transaction, the Trifecta acquisition, and other acquisitions made by WCG. These costs include system integration costs, marketing and rebranding costs, and certain payroll and employee related expenses.

(b)

Includes legal and professional costs related to the Company’s mergers and acquisitions. Costs related to the Transaction for the years ended December 31, 2020 and 2019, and the three months ended March 31, 2020, were $15.0 million, $10.2 million and $11.8 million, respectively. Costs related to the Trifecta acquisition were $0.9 million, which occurred during the year ended December 31, 2020. Costs related to other acquisitions made by WCG were $5.3 million for the year ended December 31, 2020 and $4.7 million for the year ended December 31, 2019.

(c)	Includes costs related to restructuring initiatives and the closing of a product line, and impairment of related assets.
(d)	Includes litigation costs outside of the ordinary course of business related to settlement with certain employees.
(e)

Includes valuation adjustments for acquisition-related contingent consideration, which is subject to remeasurement at each balance sheet date. Any change in the fair value of such acquisition-related contingent consideration is reflected in our condensed consolidated statements of operations as a change in fair value of the liability. We adjust the carrying value of the acquisition-related contingent consideration until the contingency is finally determined or final payment is made.

(f)	Includes management fee paid to our prior sponsor in 2019 and 2020. Upon completion of the Transaction on January 8, 2020, this management fee was eliminated.
(g)	Includes a contribution to the WCG Foundation, a charitable organization for developing grants and programs for education.
(h)	Reflects one-time costs related to the preparation for this offering.

BUSINESS

Our Mission

WCG’s mission is to provide clinical trial stakeholders with the highest-quality service, accelerate the scientific advancement of human health, and ensure that the risks of progress never outweigh the value of human life.

Our Company

We believe we are a leading provider of clinical trial solutions, focused on providing solutions that are designed to measurably improve the quality and efficiency of clinical research, stimulate growth and foster compliance. Our transformational solutions enable biopharmaceutical companies, CROs, and institutions to accelerate the delivery of new treatments and therapies to patients, while maintaining the highest standards of human protection. We leverage our differentiated strategic position at the center of the clinical trial ecosystem to provide new types of technology-enabled solutions to all stakeholders involved, with the aim to address the key critical pain points throughout the clinical trial process.

Clinical trials are an essential part of the drug and device development process, but ineffective trial design and management continues to delay much-needed therapies from being made available to patients. Delayed patient enrollment, slow trial startup, burdensome administrative processes, use of disparate technologies, and under-representation of minority patients are a few of the key critical pain points our clients face in running clinical trials today. As a result, clinical trials are increasingly more expensive to conduct, are regularly delayed, and often face regulatory and data quality challenges. While investments in R&D have reached new highs, the returns on investment have steadily declined. According to the Deloitte Center for Health Solutions, each of the 12 leading biopharmaceutical companies realized, on average, a return on R&D investment of approximately 2% in 2018, down from 10% in 2010.

WCG was founded in 2012, backed by Arsenal Capital Partners, with the goal of systematically transforming drug development by addressing the key critical pain points adversely affecting clinical trial performance. Our proprietary suite of technology-enabled solutions provides ethical review services as well as broader clinical trial solutions including study planning and optimization, patient engagement, and scientific and regulatory review services. We serve all stakeholders in the clinical trial ecosystem, including biopharmaceutical companies and CROs, trial sites, institutions and investigators, as well as patients and advocacy groups. Our solutions include software as well as technology-enabled clinical services that provide integrated, end-to-end support along the clinical trial process. Our clients leverage our solutions to inform the critical decisions that are key to saving significant time and expense, enhancing drug safety and efficacy, and ultimately allowing for the improvement of millions of lives. The impact of WCG’s contributions was especially pronounced in 2020 with our support of over 580 COVID-19 clinical trials, including many of the most highly impactful and publicized vaccines and antivirals.

Starting with our first and oldest business, Western IRB, we believe WCG has built a 50-year reputation for excellence in the performance of ethical reviews to become a partner of choice to some of the most sophisticated biopharmaceutical companies, regulators, and investigators. We have expanded our platform’s capabilities over the years and presently enjoy a differentiated strategic position at the center of the clinical trial ecosystem, enhancing efficiency and connectivity by uniting all stakeholders through our integrated technology platform. Since our founding, our end-to-end solutions have benefitted over 5,000 biopharmaceutical companies and CROs, of which 4,000 are small and mid-cap biopharmaceutical companies, 10,000 research sites, and several million patients. Our management estimates that over the last two years ended December 31, 2020, WCG supported approximately 90% of all global clinical trials, across a broad array of therapeutic areas and trial phases and, over the same period, our solutions have been leveraged by 87% of all new drugs and therapeutic biologics approved by the FDA. With a global workforce of over 4,000 individuals who are core to our mission and our platform, we have a presence in 71 countries. Our significant expertise is evidenced by our track record of supporting over 4,000 global clinical trials from March 2020 through February 2021. We expect to continue to expand our operations at home and abroad as needed to service our increasingly diverse and international client base. We believe our clinical professionals are industry thought-leaders who provide expert consultation on ethical standards, trial operations, and regulatory submissions for drugs and devices. We believe our strategic position at the center of the clinical trial ecosystem provides us with the breadth and depth of knowledge and insight to serve our mission, and confidently develop new products and services to enhance our value proposition and growth trajectory.

Since WCG’s founding, we have focused on a strategic direction that includes long-term and sustained above-market and profitable growth. In order to achieve this, we have maintained a focus on four key elements of that strategy to guide our operations. Specifically, we:

•	capitalize on our large and high-growth markets;

•	grow within our existing client base;

•	further leverage the WCG Clinical Trial Ecosystem™, the WCG Knowledge Base™ and our proprietary technology platform; and

•	expand our platform through the acquisition of new capabilities.

We believe we have a proven track record of consistent growth and strong financial performance. We serve a high-growth market, and have outperformed through organic expansion of our portfolio, cross-selling of our solutions into our large client base and the strategic acquisition of complementary capabilities.

•

From 2018 to 2020, our revenue increased by approximately 16% per year, from $345.6 million to $463.4 million, with an Adjusted EBITDA margin (defined as Adjusted EBITDA divided by revenue) reaching 47% in 2020. Our revenues increased by approximately 33%, from $103.5 million to $137.6 million, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, with Adjusted EBITDA margin reaching 43% in the first quarter of 2021.

•	For 2019 and 2020, 74% and 69% of the Company’s revenue growth, respectively, was organic.

•

We had a net loss of $2.6 million in 2018, net income of $18.2 million in 2019, and a net loss of $95.3 million in 2020 primarily due to the impact of the Transaction. In addition, we had a net loss of $20.6 million and $30.1 million in the three months ended March 31, 2021 and 2020, respectively. Our Adjusted EBITDA increased by approximately 50%, from approximately $146.0 million in 2018 to approximately $218.4 million in 2020. Our Adjusted EBITDA increased by approximately 24%, from $47.6 million to $59.1 million, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

•

From 2019 to 2020, our bookings increased by approximately 12%, from $555.2 million to $621.8 million. Our bookings increased by approximately 55%, from $171.8 million to $266.2 million, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

•

As of March 31, 2021, our top 25 clients each purchased on average more than four of our solutions, and each contributed revenues of over $2 million. We estimate the current opportunity from further cross selling our existing solutions to these clients to be over $1.6 billion.

•

WCG has a strong track record of acquiring and integrating leading technologies and solutions into our platform, having closed 30 acquisitions since 2012. These acquisitions have provided complementary solutions and incremental expertise to our growing portfolio, expanding the capabilities of our end-to-end platform.

See “Prospectus Summary—Summary Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding bookings and Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net (loss) income.

Our Differentiated Platform of Integrated Solutions

WCG’s Clinical Trial Ecosystem™—A Key Differentiator

For decades, the biopharmaceutical industry has approached clinical trials on a trial-by-trial basis, with each new trial requiring a one-time assembly of research sites, patient participants, and supporting technologies. When a trial ends, the teams organized to carry it out are disbanded. Each trial becomes a one-time and episodic collaboration of the operational expertise, human capital, and specific technology used in the trial. This single-trial model has discouraged many organizations from making long-term investments in unifying the end-to-end trial process given the required investment horizon. Yet, many of the operational challenges affecting clinical trials today, including high costs, long duration, and poor patient enrollment, are the direct results of this lack of continuity and connectivity. WCG has created a more permanent alignment of interest across stakeholders and improved consistency of workflows through the WCG Clinical Trial Ecosystem™ , which leverages our expansive client relationships and deep data-driven insights to enhance the connectivity and efficiency throughout the clinical trial process. We believe our strategic position at the center of the clinical trial ecosystem provides us with differentiated breadth and depth of knowledge and insight to serve our clients, fulfill our mission, and confidently develop new products and services to enhance our value proposition and growth trajectory.

Positioned at the center of the clinical trial ecosystem, WCG acts as a single point of connectivity among all stakeholders involved, a large number of which are clients that we have relationships with and that we serve:

*	Based on revenue.
**	Based on management estimates.

Each of these stakeholders benefits from WCG’s differentiated platform of end-to-end solutions:

•

patients benefit from the ability to access life-saving therapies sooner and may participate in clinical trials with increased safety through faster enrollment, improved engagement and increased awareness;

•

sites, institutions and investigators benefit by having access to a unified and interconnected network, allowing them to enhance their visibility to sponsors, more effectively recruit the appropriate group of patients, and therefore more efficiently conduct clinical trials; and

•

sponsors and CROs benefit from the ability to select strong performing sites with greater precision and to more efficiently enroll patients, by leveraging unified workflows, interconnected sites, and integrated technology-enabled solutions. This in turn allows them to conduct clinical trials faster and at a lower overall cost.

We believe our ability to make an impact in the clinical trial ecosystem by leveraging our differentiated platform was demonstrated in the context of the COVID-19 pandemic, with WCG engaged across 580 COVID-19 studies during 2020, providing support and expertise in ethical review, institutional biosafety, site identification, site matching, site optimization, data monitoring and statistical consulting. Demonstrating our ability to be a central point of connectivity among stakeholders involved in the clinical trial process, from March 2020 through April 2021, we connected sponsors to over 3,000 sites within our network for purposes of COVID-19 clinical trials, and as of December 31, 2020 had over 400 clinical research coordinators engaged in providing site optimization and enrollment support for COVID-19 vaccine and therapeutic trials.

WCG’s Knowledge Base™—Comprehensive Real-Time Trial Data

Leveraging the WCG Knowledge Base™, our management estimates that over the last two years ended December 31, 2020, WCG participated in over 90% of all global clinical trials, across a broad array of therapeutic areas and trial phases, which provides us with unique access to clinical trial data and deep insights in the industry. WCG’s Knowledge Base™ is a primary dataset which was purpose-built to aggregate a wide array of clinical trial performance data assembled over the years. WCG has strategically developed proprietary algorithms that query WCG Knowledge Base™ and provide authoritative insights into the matters that are central to effective clinical trial decisions. We leverage the WCG Knowledge Base™ across our businesses, from generating client insights to informing our new product innovation and broader business development.

A selection of direct applications of the WCG Knowledge Base™ are provided below.

How We Serve Our Clients

In order to best serve our clients’ needs throughout the clinical trial continuum, WCG is organized into two segments:

Ethical Review segment. Our ER segment provides technology-enabled services that ensure clinical trials respect the rights and protect the welfare of patient participants. Over the last two decades, WCG has performed over 58,000 ethical reviews, developing specialized expertise and capabilities that we believe are differentiated in the industry. Federal regulations require clinical trial sponsors, including CROs and biopharmaceutical companies, to submit specific documentation related to the conduct of the clinical trial to a qualified IRB. The IRB is an independent committee established to review and approve research involving human participants, whose primary purpose is to protect the rights and welfare of the participating patients. The IRB has the authority to approve, require modifications in, or disapprove clinical trials. It is responsible for reviewing key aspects of the clinical trial, including:

•	trial protocol, which describes the objectives, methods and procedures which must be followed in the conduct of the trial;

•	investigators, who are licensed and qualified clinicians responsible for conducting the trial on behalf of the sponsor; and

•

participant informed consent, including the information sheet which describes the risks and benefits to the participant associated with participation in the trial, and the consent certificate which documents that understanding.

Clinical Trial Solutions segment. Our CTS segment provides an integrated suite of over 40 technology-enabled solutions that support the conduct of effective clinical trials. These solutions include proprietary software and specialty clinical consulting services which provide integrated, end-to-end support of workflows along the clinical trial process and have been designed with the specific objective to optimize efficiency. Using the WCG

Clinical Trial Ecosystem™ we are able to offer clients a fit-for-purpose suite of the solutions that match the specific needs of a project, optimizing cost and efficiency.

Our revenues consist of fees for the review of clinical research trial protocols and investigators, technology-enabled specialty clinical consulting services which support various steps of the clinical trial process that are designed to optimize efficiency, sale of software licenses and hosted SaaS software applications which support the conduct of effective clinical trials. Because many of our agreements with our customers contain performance obligations over a period of years, spanning the life of a clinical trial, our backlog provides us, at any point in time, with visibility into approximately 75% of our revenues for the next twelve months.

WCG’s Technology-Enabled Solutions Address Key Critical Pain Points Along the Clinical Trial Process

Key Critical Pain Points of Clinical Trials	WCG Solutions Overview	Select WCG Technologies & Solutions*
Ethical Review segment

Ethical Review	Performs the regulatory-mandated obligations of protecting the human trial participants by reviewing and approving the trial protocols, investigator sites, and informed consent materials.

•  Connexus 5.0™: Workflow application for managing trial submissions used in over 3,300 institutions, academic medical centers, and hospitals;

•  IRBNet™: SaaS research management workflow platform used by approximately 2,000 research institutions to connect and manage clinical trial activities; and

•  IBC: Institutional Biosafety Committee Oversight—NIH Mandated

Biosafety reviews for research in recombinant DNA, and gene and cell therapy.

Clinical Trial Solutions segment

Study Planning & Site Optimization	Provides data-based insight to identify, activate, and benchmark the performance of the most effective sites selected for inclusion in a trial, site startup support, trial training, proprietary site-support technologies, and research administration solutions.

•  WCG Predict™: SaaS platform to provide data-driven insights for clients to analyze optimal sites and manage resources, timelines, and budgets;

•  Pharmaseek™: Site optimization services, including contracting and budgeting;

•  KMR™, MCC™, and Avoca™: Site benchmarking and analytics, and trial quality performance consulting;

• Velos™: Site CTMS—Clinical research management software used by over 100 organizations across over 2,000 research sites; and • InvestigatorSpace™: Online trial personnel training.

*	Data as of April 28, 2021.

Key Critical Pain Points of Clinical Trials	WCG Solutions Overview	Select WCG Technologies & Solutions*

Patient Engagement	Improves patient-related activities in a clinical trial, including identifying, enrolling, and retaining targeted patient populations. Ensures that each patient encounter is properly documented by expert clinicians and supported by technology (e.g. electronic clinical outcome assessment (“eCOA”), electronic patient-reported outcomes (“ePRO”)).

•  My-Patient.com™: Workflow software for patient enrollment and retention and services used to expedite and monitor all stages of patient enrollment; and

•  Virgil™: eCOA and ePRO software supporting clinical rater and patient training, and assessments.

Scientific & Regulatory Review	Ensures that the data recorded in a clinical trial can support effective regulatory submissions, including specialized biostatistical analysis and endpoint adjudication expertise, and software that supports the regulatory requirements of pharmacovigilance reporting.

•  Safety Portal™: AI-based software for regulatory-mandated delivery of trial safety documents to global investigators and ethics committees—accommodating precision distribution in 113 countries;

•  AIMS™: Software supporting the activities of the Drug Safety Monitoring Boards / Data Monitoring Committees in their evaluation of drug safety and efficacy; and

•  independent expert reviews of clinical endpoints and safety data to enhance regulatory approval submissions.

*	Data as of April 28, 2021.

Our Market Opportunity

Traditional drug development has led to immeasurable public health benefits, but challenging diseases persist while many patients await life-saving medicines. Developing a new drug can take over 10 years and cost more than $2 billion to bring to market, according to Tufts CSDD. While investments in research and development have reached new highs, the returns on investment have steadily declined. In 2021, global biopharmaceutical R&D expenditures are expected to reach $195 billion according to EvaluatePharma. However, according to the Deloitte Center for Health Solutions, each of the 12 leading biopharmaceutical companies realized, on average, a return on R&D investment of approximately 2% in 2018, down from 10% in 2010.

*	Source: Deloitte Center for Health Solutions and EvaluatePharma.

This decreasing return on drug R&D is driving a transformation of the industry’s approach to drug development, especially as it relates to clinical trials, which represent the most costly and time-consuming stage of the R&D process and therefore bear the greatest investment risk. Tufts CSDD reports that, in 2020, there were 6,500 total active drugs in clinical trial phases each drug having less than 12% probability of receiving regulatory approval. Contributing to this unfavorable trend, the costs of clinical trials are escalating, trial timelines are being extended, and data quality issues result in undesirable delays in regulatory approvals. In addition, new therapeutic categories and scientific advances, including cell and gene therapy, and precision medicine, are emerging at a rapid pace and have stimulated new and innovative approaches for addressing oncology and rare diseases. These advances have the potential to bring significant benefits, but also result in greater trial complexity and related expenses. As of December 31, 2020, the average trial protocol requires 263 procedures per patient, up 44% since 2009, as reported by Tufts CSDD. This increasing complexity is fueling the demand for the new type of outsourced, data-driven and science-based trial solutions that we provide, therefore expanding the size of our market opportunity.

The key critical pain points that contribute to this time and cost burden are ethical review, study planning and site optimization, patient engagement, scientific and regulatory review, amongst others. Leveraging our strategic position at the center of the clinical trial ecosystem, we have developed a suite of integrated and technology-enabled solutions that we believe have had a significant impact on these existing hurdles, and in turn have created value to all stakeholders, including:

•

Increasing speed to market for treatments and reducing costs to healthcare systems by removing unnecessary delays: Before we introduced an innovative transformation of the IRB process, our management estimates that IRB multi-site reviews required a turnaround time of four to six months. Today, these reviews are completed in just eight days, demonstrating a 95% improvement in IRB review time. We estimate this improvement alone saved approximately $3.1 million per Phase III trial in improved productivity and resulted in total savings of approximately $1.2 billion for trials we supported in 2020. This was accomplished through WCG strategically aligning institutions and research sites with our single, integrated review model. The data-driven insights from our integrated review model have also contributed to a 50% reduction in trial startup time and a 37% improvement in time needed to negotiate contracts and budgets.

•

Increasing trial access for patients with rare diseases by utilizing our proprietary data and clinical insights solutions: While sponsors struggle to meet patient enrollment timelines in approximately 85% of clinical trials according to industry sources, one study demonstrated our ability to accelerate enrollment rates in trials by 33%. By increasing access to clinical trials, we were able to help one COVID-19 vaccine trial, sponsored by a large biopharmaceutical company, achieve 42% participant diversity.

•

Providing thought leadership through publications and information services: Our publications inform over 290,000 industry subscribers of the latest trends and insights in the clinical research landscape. Our conferences, events, and webinars are annually attended by over 80,000 industry participants, allowing for increased cooperation among sites, sponsors, patients, and regulators, and positioning WCG as a trusted brand in the clinical trial ecosystem.

These key critical pain points in the clinical trial process impact both costs and timelines, which are key focus areas for industry participants, allowing for WCG’s addressable market to rapidly expand. Our integrated suite of solutions includes both proprietary technologies and services, including research compliance and quality management services, as well as specialty clinical expertise, all of which address the key requirements for effective end-to-end clinical trials. According to EvaluatePharma, the total global pharmaceutical research and development spend is expected to reach approximately $195 billion in 2021. Approximately half of that spend, or $89 billion, represents clinical trial spend across phases I through IV, of which approximately $48 billion is conducted by pharmaceutical companies and $41 billion is outsourced to CROs. As part of this clinical trial market, the specific segments which WCG addresses, including IRB, study planning and site optimization, patient engagement, and scientific and regulatory review, account for approximately $9 billion in 2021, which is projected to grow at 14% annually between 2021 and 2023.

Because of the strategic alignment of our solutions with key critical pain points of the clinical trial process, WCG has demonstrated approximately 16% revenue growth per year between 2018 and 2020, representing a significantly faster rate than our total market, which is projected to grow at a rate of 7% from 2018 through 2023.

WCG captures an increasing share of the drug development being conducted by small and mid-cap biopharmaceutical companies, which accounted for approximately 63% of all clinical trials in 2019. These earlier stage companies typically rely on fewer internal resources and are subject to shorter competitive timeframes. We believe WCG’s fit-for-purpose solutions have positioned us as a partner of choice for these emerging players in the clinical trial ecosystem. This growing client segment accounted for 20% of our annual bookings growth in 2020, and we believe will continue to drive increased activity, fueled by record levels of funding. U.S. listed biotechnology companies raised a record of over $63 billion in 2020, representing more than twice the funds raised a year earlier.

As clinical trials have become more complex and costly, clients rely increasingly on our expert clinical insights and proprietary technology-enabled applications, a trend which has increased the size of our market opportunity and which we expect to persist.

Our Contributions to Society

During our 50-year history through our predecessor companies, WCG has embraced its role as a “Servant to Mankind.” At the core of our mission, we apply leading scientific knowledge and proprietary technology to advance life-saving innovations. By helping to improve the clinical trial process, we allow valuable therapies to be delivered to patients sooner and at a lower cost. WCG is proud to serve the individuals on the frontlines of science and medicine, and the organizations that strive to develop new products and therapies to improve the quality of human health. We believe that it is our role to empower the scientific advancement of human health, while ensuring that the risks of progress never outweigh the value of human life.

As a mission-driven organization at heart with a strong commitment to the highest ethical standards, WCG is focused on safeguarding the interests of all stakeholders engaged with our Company, including clients, patients, employees and shareholders.

Strategically positioned at the very center of the clinical trial ecosystem, we act as the key point of connectivity among our various clients, who leverage our solutions to inform the critical decisions that save significant time and expense, enhance drug safety and efficacy, and ultimately improve millions of lives.

With 2.5 million patients enrolled in WCG-supported studies, our relationship with patients is also key to our mission, as demonstrated by our commitment to champion a new and improved paradigm for treating trial participants, The WCG Patient Experience™. Beyond raising patient awareness for clinical studies, we are shifting the clinical trial framework from treating participants as “subjects” to placing a greater focus on the patient experience, one which should rely on empathy from start to finish.

Our employees bring their heads and hearts to the mission, acting as change agents to serve a greater societal purpose. We maintain a leading employee retention ratio of 92% by selectively recruiting individuals who align with our core mission, and by providing differentiated compensation and benefits packages. We are proud of our Diversity and Inclusion culture with its emphasis on ensuring that we maintain an environment of mutual respect and equal opportunity for all.

In 2002, in partnership with the World Health Organization and the National Institutes of Health, WCG established the International Fellows Program to provide clinical professionals from both developed and emerging economies with the knowledge necessary to create, manage and administer IRBs within their own countries. WCG sponsors these Fellows to travel to the United States and attend six-month IRB training programs provided twice a year. Since inception, 200 program graduates, representing over 26 countries across four continents, have returned to their home countries with the requisite knowledge to improve the quality of clinical research and to ensure patient protection in their clinical trials, demonstrating WCG’s continued commitment to a 50-year long legacy of protecting the interests of patients in clinical research.

The COVID-19 pandemic also highlighted our organization’s remarkable dedication to its mission. Despite facing the challenges of remote working and the personal impacts of the pandemic, our team supported and contributed to over 723 COVID-19 trials, including many of the most highly impactful vaccines and antivirals.

WCG is proud to serve the individuals on the frontlines of science and medicine, and the organizations that strive to develop new products and therapies to improve the quality of human health. It is our role to empower them to accelerate advancement. We firmly believe that we must have the clinical insight to develop, the courage to advance, and the persistence to transform a change-resistant industry, while never compromising the highest level of ethical standards.

Our Competitive Strengths

We compete by offering a specialized and integrated suite of technology applications and expert clinical services across all stages of the clinical trial continuum. We differentiate ourselves through our competitive strengths, which include:

A Leading Position with a Long-standing Reputation: Through our predecessor companies, we have been serving the clinical trial community for over 50 years and have positioned ourselves as a leading provider of clinical trial solutions. Our strong reputation is evidenced by our client retention ratio of 99% as of December 31, 2020. The average tenure for our top 30 clients is more than 14 years. WCG has conducted over 58,000 ethical reviews over the past two decades, providing highly differentiated clinical trial services to stakeholders across the ecosystem. We believe our long-standing reputation, purpose-built mission and proven track record have positioned us as a partner of choice to some of most sophisticated biopharmaceutical companies, regulators, and investigators. We believe that the combination of our experience, track record of innovation, and expansive positioning within the industry will allow us to grow and capture increasing market share in our $9 billion total addressable market.

Our Large, Growing and Diversified Client Base: Uniquely positioned at the center of the clinical trial ecosystem, we have provided our solutions and services to over 5,000 biopharmaceutical companies and CROs, 10,000 research sites, and several million patients over the past nine years. Addressing a broad array of therapeutic areas and trial phases, we serve a diversified base of clients, including all of the top 50 biopharmaceutical companies by revenue, all of the top eight CROs by revenue, and approximately 4,000 small and midcap biopharmaceutical companies. Additionally, WCG is contracted to provide services to 3,300 institutions, hospitals, and academic medical centers, up from approximately 215 such institutions in 2012, demonstrating that WCG has grown to represent virtually all institutions in FDA-regulated research. Along with these institutions, we support over 10,000 independent sites in their clinical trial activities and maintain close relationships with 100 patient advocacy groups. Further, we are proud to have our proprietary clinical technology installed and operating in over 100 Veterans Affairs hospitals, the largest health system in the United States, serving 9 million veterans. Our client base is diverse, with no client accounting for more than 10 % of our revenues in the years ended December 31, 2019 and 2020. Our top five clients represented less than 25% of our total revenues for the year ended December 31, 2020.

Our Differentiated and Integrated End-to-End Platform: We believe WCG has developed a powerful and differentiated platform, the WCG Clinical Trial Ecosystem™, allowing for better connectivity among the three principal clinical trial stakeholders – sponsors and CROs, research sites, and patients. WCG has built on its unique position at the center of the clinical trial ecosystem, leveraging its long-term client relationships and a 50-year reputation. Stakeholders within the WCG Clinical Trial Ecosystem™ are digitally connected to WCG and to one another by more than 30 proprietary, client-facing applications, which remain in place with the client and are used repeatedly across multiple trials over time. We believe the WCG Clinical Trial Ecosystem™ has become a broad-based infrastructure for the industry at large, allowing for the startup and conduct of trials more cost-effectively and quickly. We believe that our platform is uniquely differentiated in the industry.

Our Proprietary Technology Applications: Our proprietary clinical technology applications have been built to address the key requirements of clinical trials, from start to end. These end-to-end applications have been designed by clinicians who have a deep understanding of the workflows involved at each stage of clinical trial execution. We offer 30 client-facing and purpose-built applications which are integrated into a single platform, with over 93% of WCG engagements delivered through our proprietary technology. Leveraging our technology, we maintain real-time connectivity to our clients and their clinical trial activity on a day-to-day basis and are strategically positioned to assemble large amounts of data which we believe provides us with differentiated insights. Each of our applications feeds real-time data to our WCG Knowledge Base™, which in turn provides algorithm-supported clinical insights to optimize the conduct of each trial on a tailored basis. Combined and integrated into a single end-to-end platform, we believe that these technology assets differentiate us amongst our competitors and would present a challenge to replicate. We protect our proprietary technology through intellectual property rights, including copyrights, patents, trade secrets, know-how, and trademarks.

The Deep Expertise of Our People and Our Culture of Quality and Innovation: We are led by a diverse, global, and talented team of scientists, software engineers, and subject matter experts who not only advance our solutions but also seek to understand and tackle the industry’s greatest challenges. We believe that the extraordinary expertise of our teams and our high employee retention provide a powerful competitive advantage, and remain focused on investing in individual employee development programs. Sharing core values of dedication, ethics, quality, and respect, our executive management team is focused on transforming the clinical trial environment to ensure that much-needed therapies reach patients in need more quickly and effectively. We are driven by a strong spirit of innovation, with significant capital expenditures devoted to driving internal R&D activities. In addition to a strong financial track record demonstrated by our ability to meet or exceed our budget every year since our founding, our team has deep expertise in acquiring and integrating new capabilities, technologies and solutions, having closed 30 acquisitions since 2012. Finally, our management team benefits from the guidance and strategic counsel of two advisory boards in the fields of oncology and gene therapy, who consist of deeply experienced thought-leaders with insight into the changing landscape of research in these complex therapeutic areas.

Our Growth Strategy

We serve large and high-growth markets, and we expect to continue to sustain our above-market growth trajectory by leveraging our differentiated platform and value proposition. There are significant competitive and regulatory barriers to entry that contribute to our leading market position. There is an increasing number of scientific, administrative, regulatory, and societal changes making clinical trials more challenging to conduct. Along with the ongoing shift of drug development towards small and midcap biopharmaceutical companies, a number of trends including increasing trial complexity and record levels of funding are fueling substantial organic growth and expanding the size of our market opportunity. We possess substantial opportunity to further cross-sell our solutions to our existing client base. We believe our unique position at the center of the clinical trial ecosystem combined with our proprietary WCG Knowledge Base™ provides us with insights to further develop capabilities and solutions that solve the key critical industry pain points. Additionally, we expect to continue to augment our organic growth through strategic acquisitions to complement our existing suite of solutions with new capabilities.

Our future growth strategy relies on four key drivers:

Capitalize on Our Large and High-Growth Markets: As clinical trials have become more complex and costly, clients rely increasingly on our expert clinical insights and proprietary technology-enabled applications, a trend which has increased the size of our market opportunity and which we expect to persist. WCG has demonstrated approximately 16% revenue growth per year between 2018 and 2020, representing a significantly faster rate than our total market, which is projected to grow at a rate of 7% from 2018 through 2023. WCG captures an increasing share of the drug development being conducted by small and mid-cap biopharmaceutical companies, which accounted for approximately 63% of all clinical trials conducted in 2019. These earlier stage companies typically rely on fewer internal resources and are subject to shorter competitive timeframes. We believe WCG’s fit-for-purpose solutions have positioned us as a partner of choice for these emerging players in the clinical trial ecosystem. This growing client base reflected 20% of our annual bookings growth in 2020, and is expected to continue to drive increased activity, fueled by record levels of funding. Through our end-to-end suite of offerings, we believe that we are well-positioned to capitalize on these continued tailwinds.

Grow Within Our Existing Client Base: Our strong growth is driven in large part by increasing penetration of our solutions within our existing client base. WCG has a proven track record of cross-selling its solutions, with our top 25 clients purchasing at least four of our solutions as of March 31, 2021. We believe that we have significant opportunity to expand our revenues with existing clients, and estimate the additional market opportunity from expanding our existing solutions within our top 25 clients to surpass $2 billion. Bookings within our top 25 clients grew by 42% between 2018 and 2020. Furthermore, given our position at the center of the clinical trial ecosystem, as we engage with additional clients and increase the penetration of our solutions among existing clients, the value of our insights and position in the industry further expand. To support this growth, we have executed master service agreements with 29 of our top 30 accounts. The bookings in our top 30 accounts have grown at a 30% compounded annual growth rate from 2018 to the first quarter of 2021 and we estimate that the current opportunity from further cross selling our existing solutions to these clients to be over $1.6 billion. Our bookings performance in these 30 accounts has been resilient through the pandemic, with an increase of 20% through 2020.

Further Leverage the WCG Clinical Trial Ecosystem™, the WCG Knowledge Base™ and Our Proprietary Technology Platform: The improvement and optimization of clinical trial processes is being realized through operational transparency, which is only made possible by real-time data-driven analysis. Positioned at the core of our clinical trial platform, the WCG Knowledge Base™ is a central repository of data, assembled by leveraging our role as the point of connectivity between all stakeholders of the clinical trial ecosystem.WCG Knowledge Base™ includes 31 terabytes of real-time, regulatory-grade data. Our ubiquitous involvement in 90% of all global clinical trials, over the last two years ended December 31, 2020 as estimated by our management, provides us with a unique access to data which, when combined with our clinical expertise, delivers actionable trial insights to our clients. We have demonstrated our ability to successfully improve the trajectory of clinical trials across therapeutic areas based on insights gained from our industry-wide WCG Knowledge Base™. In addition to direct client applications, the WCG Knowledge Base™ provides us with differentiated insight into the key critical pain points of the clinical trial ecosystem and informs our new product innovation and broader business development. We believe that our integrated platform is a key competitive advantage that allows us to deliver deep insights to our clients, further differentiating our suite of solutions and enhancing the attractiveness of our offering to prospective partners.

Continuously Expand Our Platform Through the Acquisition of New Capabilities: Since 2012, we have acquired and successfully integrated 30 companies, which have allowed us to further expand our suite of solutions and capabilities. Acquiring and integrating additional capabilities are part of our core competencies and will remain an important pillar of our growth strategy. We believe there remains a significant opportunity to expand in our $9 billion total addressable market and beyond. We expect to continue to rely on strategic acquisitions to enhance our capabilities, and will leverage our business development team to drive further cross-selling in with the aim to supplement our organic growth.

Sales and Marketing

Our sales and marketing functions pursue a coordinated approach with a global commercial team of business development, product management, and marketing experts. Our global commercial team collaborates with our scientists, subject matter experts, and technologists to engage with customers and prospects to understand their needs and offer tailored solutions with our software and technology-enabled services. Our marketing campaigns include integrated, multi-channel campaigns designed to highlight the benefits and differentiated capabilities of our software and technology-enabled services to reach new audiences and generate and nurture leads. Furthermore, we invest significant time and resources on thought leadership. Our scientists and experts have authored thousands of scientific publications, posters, and articles to share knowledge and methods and advance adoption. We also partner with software distributors in global regions to expand our reach.

Competition

No single company offers a suite of clinical trial solutions that compete with all of our services and solutions. Nevertheless, the market for our ethical review services and clinical trial solutions and related services for the biopharmaceutical industry is competitive and highly fragmented. In our ER segment, we compete with several commercial IRBs, notably Advarra, Inc. Our CTS segment competes with in-house teams at biopharmaceutical companies as well as several clinical trial businesses, which include eResearch Technology, Inc., Medidata Solutions, Inc. and Signant Health, among others. We generally compete in software and solutions on the basis of the quality and capabilities of our products, our scientific and technical expertise, our ability to innovate and develop solutions attractive to customers, our customer and regulatory agency partnerships, and price, amongst other factors. We believe that our competitive position is strong, and that we are able to effectively win new customers with our integrated services and solutions.

Intellectual Property

Our success and ability to compete depend in part upon our intellectual property. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as contracts with our employees and third parties, to protect our technology, brands and other intellectual property. We have a portfolio of patents to protect certain of our methods, systems and designs. We cannot predict whether any patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors.

We also have applied for and/or obtained and maintain registration in the United States and other countries for numerous trademarks We pursue trademark registrations to the extent we believe doing so would be beneficial to our competitive position. We cannot predict whether any pending trademark applications will be granted. Third parties may also oppose our trademark applications, which could result in the rejection of those applications. Alternatively, in order to resolve an opposition, we have in the past, and may again in the future have to enter into a co-existence or settlement agreement with the third party opposing our trademark application, which could place limits on our use and/or display of the relevant trademark.

From time to time, we may be involved in intellectual property litigation. We may bring suits alleging that third parties are infringing or otherwise violating our intellectual property, and third parties may sue us, alleging that we are infringing or otherwise violating their intellectual property. We may also be involved in disputes challenging the validity, enforceability or ownership of intellectual property rights, or opposing applications for the registration or issuance of intellectual property.

Human Capital

At WCG, our people enable our business. Our global workforce strives towards our mission everyday: to accelerate scientific advancement of life-saving therapies by providing the highest quality services which reduce delays and costs and ensure that the risks of progress never outweigh the value of human life. Our workforce exhibits courage to drive positive change, serve a greater purpose, and bring their head and heart to our mission for the betterment of the world. WCG’s values and culture sit at the center of our commitment to all stakeholders in the clinical trial ecosystem and guide our recruitment, retention and development of our talent.

We are led by a diverse, global, and talented team of scientists, software developers, and subject matter experts who seek to understand our customers’ challenges and are dedicated to tackling these challenges. As of March 31, 2020, our workforce included a total of nearly 4,400 individuals, including 1,322 full-time employees, 26 part-time employees and over 3,000 contingent employees which are largely on-demand clinicians. Approximately 30% of our workforce held advanced degrees in their respective disciplines, including Ph.Ds, MDs, and other clinical science areas. We offer employees a myriad of professional development opportunities and encourage a performance-driven environment. Through WCG’s Diversity & Inclusion Council, we promote a diverse and inclusive work environment that honors the diversity and potential of our workforce. In response to COVID-19 in 2020 and 2021, we have implemented a flexible and proactive approach that adapted our work environment, policies and benefits to provide support for our workforce as they balanced their personal and professional lives. During this period, no employees were impacted through reductions in force, layoffs or furloughs and we were able to provide uninterrupted service to clients and take on new work in support of helping end COVID-19. None of our employees are represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are positive.

Government Regulation

Regulation of Institutional Review Boards

A key element of our business is the offering of central IRB reviews and approvals for our customers’ clinical studies. IRB review is a key requirement for our customers’ conduct of clinical studies in support of the development of product candidates. IRBs are subject to regulation by the Office of Human Research Protections in the U.S. Department of Health and Human Services and the FDA related to the review and approval of clinical trials. FDA regulations govern the composition, operation, registration, and responsibilities of IRBs that review certain FDA-regulated clinical trials and clinical trials in support of research or marketing authorizations for certain FDA-regulated products. In conducting its initial review and continuing review required to be conducted at least annually, IRBs must adhere to written procedures and evaluate certain approval criteria, which, among other things, ensures that the risk to research subjects is minimized and reasonable in relation to the anticipated benefits of the trial. An IRB is expected to review all research documents and activities, including but not limited to, informed consents, protocols, and investigator brochures. Additionally, IRBs must meet various notice, documentation and recordkeeping requirements, as required by federal law. IRBs are routinely visited and examined by FDA inspectors in some instances, several times per year. In addition to complying with federal regulations, WCG IRB voluntarily conforms to the accreditation requirements of the Association for the Accreditation of Human Research Protection Programs (“AAHRPP”), an independent accreditation organization which has the sole mission of assuring IRBs perform to the highest standards of the industry. Every five years, the IRB must reapply for new accreditation which is awarded after successfully completing an on-site, multi-day audit conducted by third-party experts. WCG’s predecessor company, Western IRB was the first commercial IRB to be accredited by AAHRPP in 2003, and WCG IRB has maintained that accreditation since that time. Assuring that our IRB activities remain as the standard of the IRB industry, WCG has met the requirements for an ISO 9001 Certification in recognition of our continuous improvement processes. Beyond complying with federal regulatory standards, and conforming to AAHRPP accreditation requirements, WCG IRB is audited by our clients on an average 15 times per year.

The FDA may conduct inspections of IRBs to verify compliance with regulatory requirements. If nonconformities are observed, the FDA may issue a Warning Letter, untitled letter, or depending on the severity and repeat nature of the violation, may disqualify an IRB. Until the IRB takes appropriate corrective action, FDA may withhold approval of new studies that are conducted at the institution or reviewed by the IRB, direct that no new subjects be added to ongoing studies, terminate ongoing studies when doing so would not endanger the subjects, or notify relevant state and federal regulatory agencies and other parties with direct interest in the FDA’s action of the deficiencies in the operation of the IRB in instances when the apparent noncompliance creates a significant threat to the rights and welfare of human subjects. The FDA may also refuse to consider data from a clinical trial reviewed by a disqualified IRB in support of a marketing authorization.

Regulation of Biopharmaceutical and Medical Device Products

The development, testing, manufacturing, labeling, approval, promotion, distribution and post-approval monitoring and reporting of biopharmaceutical products are subject to regulation by numerous governmental authorities at both the national and local levels, including the FDA. Our customers’ products are subject to these regulations, and our customers expect and require that certain of our services and offerings comply. For example, our customers may require that documents or records we produce that may be used in support of the development and approval process be compliant with part 11 of Title 21 of the U.S. Code of Federal Regulations, which relates to the creation, modification, maintenance, storage, retrieval, or transmittal of electronic records submitted to the FDA. Further, certain portions of our business we conduct in connection with designing preclinical and clinical trials must comply with Good Clinical Practice requirements adopted by the FDA and similar regulatory authorities in other countries, which helps ensure the quality and integrity of the data. In certain circumstances, we have taken on legal and regulatory responsibility through a transfer of obligations to us from our clinical trial customers. Failure to comply with certain regulations may result in the termination of ongoing research and disqualification of data collected during the clinical trials. For example, violations could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning letter, suspension or termination of a clinical trial, refusal of the FDA to authorize a clinical study for initiation, approve marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions or debarment.

Healthcare and Biopharmaceutical Industry Arrangements

The conduct of pre-clinical and clinical trials may be subject to laws and regulations that are intended to prevent the misuse of government healthcare program funding. In the United States, these laws include, among others, the False Claims Act, which prohibits submitting or causing the submission of false statements or improper claims for government healthcare program payments, and the Anti-Kickback statute, which prohibits paying, offering to pay or receiving payment with the intent to induce the referral of services or items that are covered under a federal healthcare program. Violations of these laws and regulations may result in administrative, civil, and criminal penalties, fines, imprisonment and possible exclusion from federal healthcare programs.

Healthcare Reform

In recent years, there have been a number of legislative and regulatory changes designed to reform the U.S. healthcare system. For example, ACA substantially changed the way healthcare is financed by both governmental and private insurers, and other government and Congressional inquiries, proposed and enacted legislation and regulations, guidance documents, and executive actions have intended to, among other things, ensure that IRBs are providing adequate patient protection, increase the transparency of product pricing, reform government program reimbursement methodologies for drug products, and provide procedures for the importation of certain prescription drugs authorized for sale in a foreign country. In addition, there has been increased legislative scrutiny of commercial IRBs, including their operations and conflicts of interest. Any healthcare reform and cost-containment measures may affect the healthcare and biopharmaceutical industry, including research and development initiatives, and could result in reduced demand for our services.

Bribery, Anti-Corruption and Other Laws

We are subject to compliance with the FCPA and similar anti-bribery laws, such as the Bribery Act, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. In addition, in the United States, we may also be subject to certain state and federal fraud and abuse laws, including the federal Anti-Kickback Statute and False Claims Act, that are intended to reduce waste, fraud and abuse in the health care industry. Our employees, distributors, and agents are required to comply with these laws, and we have implemented policies, procedures, and training, to minimize the risk of violating these laws.

Properties

As of March 31, 2021, we had 26 offices in four countries, with our headquarters located in Princeton, New Jersey. We lease all of our offices. None of our facilities are used for anything other than general office use. We believe that our facilities are adequate for our operations and that suitable additional space will be available when needed. Because of the COVID-19 pandemic, in March 2020, we temporarily closed all of our offices. As of March 31, 2021, all of our offices remained closed, but we have instituted a protocol for assessing the need to re-open any facilities and determining what safety measures are required or recommended by local health authorities to re-open such facilities. We believe our employees have been able to maintain the same level of productivity in a remote working environment as they did prior to the pandemic. We expect that most of our offices will re-open in some capacity once the current pandemic has abated.

As of March 31, 2021, our significant operating leases were as follows:

Location	Approximate Square Footage	Lease Expiration Date
Princeton, New Jersey	44,500	December 16, 2022
Puyallup, Washington	49,800	June 30, 2024
Cary, North Carolina	49,500	February 29, 2028
Plymouth Meeting, Pennsylvania	25,000	August 10, 2021
Eden Prairie, Minnesota	41,900	December 31, 2029
Frankfurt am Main Hesse, Germany	3,200	September 30, 2027
Hamilton, New Jersey	35,000	December 31, 2027
München Bavaria, Germany	2,900	Perpetual
Madison, Wisconsin	13,100	August 31, 2021
Tokyo, Japan	2,600	February 19, 2022

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Management believes that we do not have any pending or threatened litigation which, individually or in the aggregate, would have a material adverse effect on our business, results of operations, financial condition and/or cash flows.

Indemnification and Insurance

Our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract, negligence, and privacy and network security claims by our customers, (ii) non-compliance with applicable laws and regulations, and (iii) employment-related claims. In certain circumstances, we may also be liable for the acts or omissions of others, such as suppliers of goods or services.

We attempt to manage our potential liability to third-parties through contractual protection (such as indemnification and limitation of liability provisions) in our contracts with customers and others, and through insurance. The contractual indemnification provisions vary in scope and generally protect us from what we would consider the most likely potential liabilities, with common exceptions such as liability arising out of our gross negligence or willful misconduct. In addition, in the event that we seek to enforce such an indemnification provision, the indemnifying party may not have sufficient resources to fully satisfy its indemnification obligations or may otherwise not comply with its contractual obligations.

We generally require our customers and other counterparties to maintain adequate insurance, and we currently maintain errors and omissions, professional liability, and cyber liability insurance coverage with limits and terms we believe to be appropriate and customary. The coverage provided by such insurance is subject to all usual and customary terms and conditions, and accordingly may not be adequate for all claims made. Further, such claims may be contested by applicable insurance carriers.

Data Privacy and Security

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection use, processing, disclosure, transmission and protection of personal information, including personal health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, such as HIPAA, and federal and state consumer protection laws and regulations (for example Section 5 of the Federal Trade Commission Act), that govern the collection, use, processing, disclosure, transmission and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and non-U.S. laws, such as the CCPA, the CPRA, the GDPR and the UK GDPR, govern the privacy and security of personal information, including personal health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. We have implemented a security program using an Information Security Management System (“ISMS”) designed to preserve privacy and apply security controls to protect our information assets. The ISMS serves as a mechanism to continuously evaluate, improve, and maintain information security controls critical to our business. The WCG ISMS is certified in conformance with the international security standard ISO27001:2013, which is managed centrally and applied across the entire Company, providing the ability to reduce exposure and adapt to cybersecurity threats. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other, complicating compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of March 31, 2021.

Name	Age	Position
Executive Officers
Donald A. Deieso, Ph.D.	71	Executive Chairman and Chief Executive Officer and Director
Nicholas Slack	38	President and Chief Commercial Officer
Laurie L. Jackson	56	Chief Financial Officer and Chief Administration Officer
Barbara J. Shander	51	Chief Legal Officer and EVP of Corporate Development
Dawn Flitcraft	55	President of Ethical Review Division
Non-Employee Directors
John Baumer	53	Director
Eugene Gorbach	43	Director
Henrik Kjær Hansen	44	Director
Stephen McLean	63	Director
Kavita Patel, MD	43	Director
Richard Pilnik	64	Director
James Rothman, Ph.D	71	Director
Peter Zippelius	42	Director

The following is a brief biography of each of our executive officers and directors:

Donald A. Deieso, Ph.D has served as our Chief Executive Officer since October 2013 and executive chairman of our board of directors since February 2012. Dr. Deieso also currently serves as a member of the board of directors of BioIVT since May 2016 and Inspire since 2018, and previously served as Chairman of the board of directors for Certara, Inc. from 2014 to 2018, former Chairman of TractManager, Inc. from 2013 to 2021, former Chairman of Breckenridge Financial Services from 2013 to 2015, and a director of iMDS from 2012 to 2013. Prior to joining the Company, Dr. Deieso served as an operating partner and co-head of the Healthcare Group at Arsenal Capital Partners from 2011 to 2019. Dr. Deieso served as Chief Executive Officer of a number of publicly-traded and privately-held companies in the healthcare, biopharmaceutical, technology, and engineering industries. Additionally, Dr. Deieso has held senior positions in federal and state regulatory agencies. Dr. Deieso received a B.S. in mechanical engineering from Manhattan College, and an M.S. and Ph.D. from Rutgers University. We believe Dr. Deieso brings to our board of directors extensive knowledge of the healthcare, biopharmaceutical and technology industries, which together with his experience leading the Company as our Chief Executive Officer, makes him well qualified to serve as one of our directors.

Nicholas Slack has served as our President and Chief Commercial Officer since November 2020. Mr. Slack previously served as our Executive Vice President and Chief Commercial Officer from January 2018 to November 2020, our Chief Growth Officer from January 2014 to January 2018, and SVP of Consulting and Strategic Partnerships from July 2012 to January 2014. Prior to joining the Company, Mr. Slack served as the Director of Consulting Services for HRP Consulting Group from October 2010 to July 2012, and the Associate Director of Accreditation for AAHRPP from August 2008 to October 2010. Mr. Slack received a B.A. in philosophy from the University of Akron in 2005 and an M.S. in bioethics from the University of Pennsylvania.

Laurie L. Jackson, MBA, CPA, has served as Chief Financial Officer of WCG since August 2017, adding Chief Administration Officer to her responsibilities in March 2021, including oversight of the Human Capital Management function and the Company’s entire real estate portfolio. Preceding her current role and upon joining the Company, Ms. Jackson held dual roles of President and Chief Financial Officer for Western IRB (WIRB),

one of WCG’s largest operating units. Prior to joining WCG, Ms. Jackson was Chief Financial Officer for The Broadlane Group, Inc., a role she held from September 2000 to May 2011. Previous roles included Assistant Controller at DaVita; Director, Financial Reporting at Tenet Healthcare; and Director of Finance, Mountain Region for Hillhaven Corp. Ms. Jackson has over 30 years of global executive leadership experience in finance, accounting, and operations with rapidly-growing healthcare organizations. Ms. Jackson earned a B.A. in accounting from Western Washington University, and an M.B.A. from the City University of Seattle.

Barbara J. Shander has served as our Chief Legal Officer and EVP of Corporate Development since April 2021. Ms. Shander was previously an attorney with Morgan, Lewis & Bockius LLP’s corporate and business transactions group from October 1997 to April 2021, where she was partner from 2004 until 2021 and deputy practice area leader of the Private Equity practice. Ms. Shander received a B.S. in accounting from the University of Delaware, and a J.D. from Villanova University School of Law.

Dawn Flitcraft has served as the President of our Ethical Review Division since January 2019. Ms. Flitcraft joined the Company in 2016 as the Chief Merger and Acquisition (M&A) Integration Officer. Prior to joining the Company, from March 2016 to November 2016, Ms. Flitcraft was the Chief Operating Officer and General Manager for Keosys Medical Imaging, a medical imaging company, and from October 2003 to October 2015, Ms. Flitcraft served in a variety of executive management roles at BioClinica, a company that supports pharmaceutical and medical device innovation. Ms. Flitcraft received a B.S. in nuclear medicine and biology from Cedar Crest College and she holds a certification in M&A Integration.

John Baumer has served as a member of our board of directors since 2019. Mr. Baumer is a partner at Leonard Green & Partners, LP, where he has been employed since May 1999. Prior to joining Leonard Green & Partners, LP, he served as a Vice President in the Corporate Finance Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, in Los Angeles. Prior to joining DLJ in 1995, Mr. Baumer worked at Fidelity Investments and Arthur Andersen LLP. Mr. Baumer served on the board of directors of Petco Animal Supplies, Inc., a pet care product company, from 2000 to 2016 and Leslie’s Poolmart, Inc., a specialty retailer of swimming pool supplies and related products, from 2001 to 2017. He earned a B.A. in Business Administration from the University of Notre Dame and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe Mr. Baumer is qualified to serve on our board of directors due to his finance and capital markets experience as well as insight into the healthcare industry, gained from advising multiple healthcare companies.

Eugene Gorbach has served as a member of our board of directors since 2012. Mr. Gorbach is an Investment Partner of Arsenal, a private equity firm where he has been employed since 2008. Mr. Gorbach co-leads Arsenal’s healthcare investment franchise. During his tenure at Arsenal, Mr. Gorbach has led a number of investments to build prominent businesses in pharmaceutical services, life sciences and information technology, such as Certara, Inc., CellCarta Inc., BioIVT, Inc., and TractManager, Inc. He currently serves on the board of directors of Cello Health, a leading provider of pharmaceutical market access and scientific evidence communication solutions; CellCarta, a leading immunology research laboratory services business; and BioIVT, Inc. a biological product company specializing in control and disease state matrices. Mr. Gorbach earned a B.A. in Economics and Government from Dartmouth College, and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe Mr. Gorbach is qualified to serve on our board of directors due to his experience in finance and in investing in pharmaceutical services companies.

Henrik Kjær Hansen has served as a member of our board of directors since 2020. Mr. Hansen is a Senior Partner, Head of Principal Investments New Investments and Projects at Novo Holdings A/S, a role he has held since joining the firm in 2017. Prior to joining Novo Holdings A/S, Mr. Hansen was a Senior Vice President at Moelis & Co. in London from 2009 to 2016. Mr. Hansen currently serves on the board of directors of Orexo AB, a pharmaceutical company. He holds a BSc. in Business Administration and a MSc. in Applied Economics and Finance from Copenhagen Business School. We believe Mr. Hansen is qualified to serve on our board of directors due to his experience with healthcare buy-and sell-side M&A transactions.

Stephen McLean has served as a member of our board of directors since 2012. Mr. McLean has served as a Senior Partner, Healthcare Group of Arsenal Capital Partners, a New York-based private equity firm, since 2010. Previously, he was a founder of Merrill Lynch Capital Partners and its successors as well as a founder of several life sciences businesses. Mr. McLean currently serves on the board of directors of a number of private companies and one public company, including BioIVT, LLP, a provider of biospecimens for drug discovery; CellCarta, Inc., a provider of specialized research services in the development of immunology and oncology focused drugs; Accumen, Inc., a provider of technology-enabled solutions to optimize clinical laboratories and imaging departments; Pharma Value Demonstration, Inc., a provider of services to analyze and communicate the value and effectiveness of drugs, a Florida-based primary care provider, and Certara Inc. drug development and software services company. He previously served as director of TractManager Inc., a provider of contract and spend optimization solutions for hospitals and payers. Mr. McLean is also a founder and Chairman of the International Biomedical Research Alliance, a non-profit organization dedicated to training biomedical researchers in collaboration with the Best Value Healthcare LLC, National Institutes of Health, Oxford and Cambridge Universities. He graduated from the Wharton School of the University of Pennsylvania with a B.S. in Economics, summa cum laude and an M.B.A., with Distinction. We believe Mr. McLean is qualified to serve on our board of directors due to his insight into the healthcare industry, gained from founding, investing in, and serving as a director of multiple healthcare companies as well as his knowledge of finance.

Kavita Patel, MD has served as a member of our board of directors since November 2020. Dr. Kavita Patel is a practicing physician in Washington, D.C., and a Nonresident Fellow at the Brookings Institution, where her research and reports focus on patient-centered care, payment and delivery systems and health reform. She previously served in the Obama Administration as Director of Policy for the Office of Intergovernmental Affairs and Public Engagement in the White House. She also served as a policy analyst and aide to the late Senator Edward Kennedy. As Deputy Staff Director on Health, she was part of the senior staff of the Health, Education, Labor and Pensions (HELP) Committee under Senator Kennedy’s leadership. Dr. Patel also served as the Managing Director of Clinical Transformation at the Center for Health Policy at the Brookings Institution and Vice President of Payer and Provider Strategy at Johns Hopkins Health System. Dr. Patel currently serves on the board of directors of SelectQuote, Inc. Dr. Patel serves on the board of several non-profit organizations, including Dignity Healthcare and SSM Healthcare. Dr. Patel holds a B.A. in Plan II Honors from the University of Texas at Austin, an M.D. from University of Texas Health Science Center, and a M.S. from the University of California, Los Angeles. We believe that Dr. Patel is qualified to serve on our board of directors based on her extensive experience as a medical practitioner.

Richard Pilnik has served as a member of our board of directors since April 2021. Mr. Pilnik has been President of RDP Consulting, Inc. since 2009. Mr. Pilnik was the President and member of the board of directors of Vigor Medical Services, Inc., a medical device company, since May 2017. From December 2015 to November 2017, Mr. Pilnik served as a member of the board of directors of Chiltern International Limited, a private leading mid-tier clinical research organization, and was Chairman of the Board from April 2016 to November 2017. Currently, Mr. Pilnik serves on the board of directors of DiaMedica Therapeutics Inc., a clinical-stage biopharmaceutical company that is developing innovating treatments with a focus on neurological and kidney diseases. Mr. Pilnik holds a Bachelor of Arts in Economics from Duke University and an MBA from the Kellogg School of Management at Northwestern University. We believe that Mr. Pilnik’s deep experience in the biopharmaceutical and healthcare services industry enables him to make valuable contributions to our Board of Directors.

James Rothman, Ph.D has served as a member of our board of directors since February 2012. Dr. Rothman has been a faculty member at Yale University since 2008, where he serves as the Sterling Professor of Cell Biology, Chairman of the Yale School of Medicine’s Department of Cell Biology and is the Director and founder of the Nanobiology Institute. Dr. Rothman served as Chief Scientific Officer of GE Healthcare, from 2004 to 2008. Previously, Dr. Rothman founded and chaired the Department of Cellular Biochemistry and Biophysics at Memorial Sloan-Kettering Cancer Center from 1991 until 2004, where he held the Paul A. Marks Chair and served as a Vice-Chairman of Sloan-Kettering Institute. Previously, Dr. Rothman was the Wu Professor of Chemical Biology in the Department of Physiology and Cellular Biophysics at Columbia University and Director of Columbia University’s Sulzberger Genome Center, from 2004 to 2008. Dr. Rothman was awarded the 2013

Nobel Prize in Physiology or Medicine, for his discoveries in cellular biology. Dr. Rothman chairs Arsenal Capital Partners’ Healthcare Advisory Board and currently serves on the board of directors for various private biotechnology companies. Dr. Rothman holds a B.S. in Physics from Yale College, and a Ph.D. in Biological Chemistry from Harvard Medical School. We believe that Dr. Rothman is qualified to serve on our board of directors due to his educational background and extensive experience in biochemistry and cell biology, as well as his experience as an executive of healthcare and biotechnology companies.

Pete Zippelius has served as a member of our board of directors since 2019. Mr. Zippelius is a Partner at Leonard Green & Partners, L.P., which he joined in 2018. Previously, Mr. Zippelius was a Managing Director and Co-Head of North American Healthcare Investment Banking at J.P. Morgan Chase & Co. from 2015 to 2018. Prior to his time at J.P. Morgan, Mr. Zippelius was a Managing Director and Co-Head of Healthcare Services Investment Banking at Deutsche Bank Securities, and prior to that, he was a Managing Director in the Healthcare Investment Banking group at Morgan Stanley. He presently serves on the board of directors of Catalent, a provider of delivery technologies, development, drug manufacturing, biologics, gene therapies and consumer health products, Press Ganey, a company developing and distributing patient satisfaction surveys, and WellSky, a company offering healthcare software solutions. He holds a B.S. in Finance from Virginia Tech. We believe Mr. Zippelius is qualified to serve on our board of directors due to his business experience and financial acumen.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of the board of directors. Our board of directors will consist of                directors.

Pursuant to the Voting Agreement, the Sponsors will agree to vote, or cause to be voted, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the LGP Directors, the Arsenal Directors and the Novo Director. Immediately following the consummation of this offering, LGP will own                shares of common stock of WCG, which represents approximately    % of the voting power of all of WCG’s common stock; Arsenal will own                shares of common stock of WCG, which represents approximately    % of the voting power of all of WCG’s common stock, Novo will own                shares of common stock of WCG, which represents approximately     % of the voting power of all of WCG’s common stock, and GIC Investor will own                shares of common stock of WCG, which represents approximately     % of the voting power of all of WCG’s common stock. LGP has designated John Baumer and Peter Zippelius as nominees for election to our board of directors, and Arsenal has designated Eugene Gorbach and Stephen McLean as nominees for election to our board of directors and Novo has designated Henrik Kjaer Hansen as a nominee for election to our board of directors. GIC Investor has designated                as a non-voting observer of our board of directors.

So long as LGP owns, in the aggregate, (i) greater than 50% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, LGP will be entitled to nominate two directors, (ii) less than or equal to 50%, but greater than 30% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate one director, and (iii) less than or equal to 30%, it will not be entitled to nominate a director.

So long as Arsenal owns, in the aggregate, (i) greater than 70% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, Arsenal will be entitled to nominate two directors, (ii) less than or equal to 70%, but greater than 40% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate one director, and (iii) less than or equal to 40% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will not be entitled to nominate a director.

So long as Novo owns, in the aggregate, (i) greater than 60% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, Novo will be entitled to nominate one director, and (ii) less than or equal to 60%, it will not be entitled to nominate a director.

So long as GIC Investor owns, in the aggregate, (i) greater than 75% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, GIC Investor will be entitled to nominate one non-voting observer. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that                and                are independent directors under the rules of                .

After the consummation of this offering, the Sponsors will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of                ’s corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

For at least a period following this offering, we intend to utilize all of these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements. See “Risk Factors—Risks Related to our Common Stock and this Offering—We are a “controlled company” within the meaning

of                ’s rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.” In the event that we cease to be a “controlled company” and our common stock continues to be listed on                , we will be required to comply with these provisions within the applicable transaction periods.

Leadership Structure of the Board of Directors

Our board of directors will combine the roles of chairman of the Board and Chief Executive Officer. These positions will be held by Donald A. Deieso, Ph.D., as our Executive Chairman and Chief Executive Officer at the consummation of this offering. The board of directors has determined that combining these positions will serve the best interests of the Company and its stockholders. The board of directors believes that the Company’s Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company’s business and industry, and most capable of effectively identifying strategic priorities and leading the consideration and execution of strategy. The board of directors believes that the combined position of Chairman and Chief Executive Officer promotes the development of policy and plans, and facilitates information flow between management and the board of directors, which is essential to effective governance.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Audit Committee. Upon consummation of this offering, we expect to have an audit committee consisting of                , as chair and                . Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.                  qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee. Upon consummation of this offering, we expect to have a compensation committee consisting of                , as chair and                . The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize our Company to enter into employment and other employee related agreements.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, we expect to have a nominating and corporate governance committee consisting of                , as chair and                . The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors and in accordance with the terms of the Voting Agreement, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Ethics

Prior to the consummation of this offering, we intend to adopt a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. Our code of ethics will be available on our website at www.wcgclinical.com under Investor Relations. Our code of ethics will be a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2020, our named executive officers (“NEOs”) and their positions were as follows:

•	Donald Deieso, Chief Executive Officer;

•	Nicholas Slack, President and Chief Commercial Officer; and

•	Laurie Jackson, Chief Financial Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs we adopt following the completion of the IPO may differ materially from currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($)(1)	All Other Compensation ($)		Total
Donald A. Deieso, Ph.D.	2020	$690,000	$0	$5,160,720	$82,671	(2)	$5,933,391
Chief Executive Officer

Nicholas Slack	2020	$450,000	$0	$1,075,188	$48,008	(3)	$1,573,196
President & Chief Commercial Officer

Laurie L. Jackson	2020	$360,500	$0	$752,624	$39,340	(5)	$1,152,464
Chief Financial Officer

(1)

Amounts reflect the full grant-date fair value of the time-vesting profits interests granted during 2020 computed in accordance with ASC Topic 718, rather than amounts paid to or realized by the named individual. The grant date fair value of performance-vesting Class B Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with FASB ASC Topic 718. Achievement of the performance conditions for the performance-vesting Class B Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. At maximum achievement of the performance targets, the values of the performance-based profits interests would have been $2,690,945 for Dr. Deieso, $560,633 for Mr. Slack and $392,439 for Ms. Jackson. We provide information regarding the assumptions used to calculate the value of all profits interests made to executive officers in Note 7 of the Financial Statements included elsewhere in this offering.

(2)	Amounts reflect (a) $0 of matching contributions under the Company’s 401(k) plan and (b) $82,671 of personal time off (“PTO”) payout for accrued, unused PTO in 2020.
(3)	Amounts reflect (a) $11,400 of matching contributions under the Company’s 401(k) plan and (b) $36,608 of PTO payout for accrued, unused PTO in 2020.
(4)	Amounts reflect (a) $11,400 of matching contributions under the Company’s 401(k) plan and (b) $27,940 of PTO payout for accrued, unused PTO in 2020.

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, Company performance, any change in the executive’s position within our business, the scope of his or her responsibilities and any changes thereto.

In 2020, the named executive officers received the following adjustments to their base salaries: Dr. Deieso received a base salary adjustment of 15% to $690,000 effective January 1, 2020; Mr. Slack received a base salary adjustment of 3% to $397,837 effective January 1, 2020 and Ms. Jackson received a base salary adjustment of 3% to $360,500 effective January 1, 2020; Mr. Slack received a base salary promotion adjustment of 13% to $450,000 effective November 1, 2020 upon assuming the role of President in addition to his role of Chief Commercial Officer. Effective January 1, 2021, Dr. Deieso received a base salary adjustment of 3% to $710,700; and Ms. Jackson received a base salary adjustment of 7% to $385,000.

2020 Bonuses

In 2020, each of the named executive officers were eligible to receive an annual executive incentive bonus from the Company; the target bonus is set forth in their respective employment agreements, expressed as a percentage of annual base salary, as described below in “Executive Compensation Arrangements—Employment Agreements.” Actual bonus payments were determined by the Company on a discretionary basis based on the Company’s overall performance for the year, as well as each individual’s performance, subject to each named executive officer’s continued employment through the payment date. For 2020, in light of the COVID-19 pandemic, prior to the time at which management would have earned their annual incentive bonuses, the Board of Directors approved the management team’s recommendation to not pay its named executive officers such annual incentive bonuses.

Equity Compensation

Equity-based awards for the Company’s named executive officers were granted in the form of profits interests, which entitle the holder to a portion of the profits and appreciation in the equity value of Da Vinci Purchaser Holdings LP arising after the date of grant. On August 15, 2020, Messrs. Deieso and Slack and Ms. Jackson were granted profits interests and on October 27, 2020, Mr. Slack was granted additional profits interests (in recognition of his expanded role as President and Chief Commercial Officer), each as set forth below. See “Equity Compensation—Da Vinci Purchaser Holdings LP 2020 Class B Unit Incentive Equity Plan” for further information.

The following table sets forth the profits interests granted to the Company’s named executive officers in the fiscal year ended December 31, 2020:

Named Executive Officer	2020 Profits Interests Granted
Donald Deieso	269,712	(1,2)
Nicholas Slack	56,192	(1,2)
Laurie Jackson	39,334	(1,2)

(1)	See “Outstanding Equity Awards at Fiscal Year-End” section for details of each profits interest grant.
(2)

Fifty (50%) of the granted profits interests are subject to time-based vesting. For the profits interests grant of August 15, 2020 only, the first 20% vested on January 8, 2021;    the remaining 80% vest in four equal annual installments on January 8 of each year thereafter, subject to continued service through each vesting date. For the profits interest grant of October 27, 2020, vesting occurs in 20% equal installments on each of the first five anniversaries of the grant date. Time-based vesting criteria will accelerate and profit interests subject to time-based vesting will become fully vested upon the occurrence of a “Change of Control” (as defined in the Class B Incentive Plan).    Fifty (50%) of the granted profits interests are subject to performance-based vesting as follows: one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 1.5 times its invested capital, one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 2.0 times its invested capital and one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 2.5 times its invested capital, each subject to continued service through each vesting date.

For purposes of this “Executive Compensation” section, “Sponsor” shall mean Green Equity Investors VII, L.P., a Delaware limited partnership, Green Equity Investors Side VII, L.P., a Delaware limited partnership (collectively “LGP”), one or more funds managed by Arsenal Capital Partners IV LP, a Delaware limited partnership, Arsenal Capital Partners V LP, a Delaware limited partnership, Novo Holdings A/S, a Danish private limited company and Dein Investment Pte. Ltd., a Singapore private limited company.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe providing a vehicle for tax-deferred retirement savings though our 401(k) plan and making fully-vested matching contributions adds to the overall desirability of our executive compensation package, and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

Health/Welfare Plans. All full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

In addition, all employees, including our named executive officers, receive a cash payout for accrued, unused PTO at the end of each fiscal year. Our named executive officers do not have a cap on the amount of accrued, unused PTO for which they can receive a cash payout; this is an executive perquisite given generally employees’ accrued, unused PTO payments are capped at 40 hours after 80 hours have been rolled forward into the next calendar year.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of units underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

		Equity Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Donald Deieso	08/15/2020	134,856	$2,783,261	134,856	$2,783,261
Nicholas Slack	08/15/2020	25,286	$521,872	25,286	$521,872
Nicholas Slack	10/27/2020	2,810	$57,995	2,810	$57,995
Laurie Jackson	08/15/2020	19,667	$405,902	19,667	$405,902

(1)

For the profits interests grant of August 15, 2020 only, the first 20% vested on January 8, 2021; the remaining 80% vest in four equal annual installments on January 8 of each year thereafter, subject to continued employment of the NEO on each vesting date. For the profits interest grant of October 27, 2020, vesting occurs in 20% equal installments on each of the first five anniversaries of the grant date, subject to continued employment of the NEO on each vesting date. Time-vesting profits interests will accelerate to become fully vested upon the occurrence of a “Change of Control” (as defined in the Class B Incentive Plan).

(2)

There is no public market for the profits interests. For purposes of this disclosure, we determined the equity value of the Company using a third-party valuation as of December 31, 2020. The amounts reported reflect the equity value in excess of the Class B thresholds of $100 per Class B Unit as of December 31, 2020, assuming the Sponsors would have received cash proceeds for their investment representing a return of at least 1.5 times their invested capital.

(3)

One-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 1.5 times their invested capital, one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 2.0 times their invested capital and one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 2.5 times their invested capital, each subject to continued service through each vesting date.

Executive Compensation Arrangements

Employment Agreements

Donald Deieso, Chief Executive Officer

On October 1, 2013, the Company entered into an employment agreement with Dr. Deieso, which was subsequently amended and restated on January 1, 2016 (the “Deieso Employment Agreement”), providing for his position as Executive Chairman and Chief Executive Officer of the Company. Dr. Deieso’s employment with the Company is at-will and either party may terminate the Deieso Employment Agreement without notice.

The Deieso Employment Agreement provides that Dr. Deieso is entitled to a base salary of $500,000 per year. Dr. Deieso has the opportunity to earn an annual incentive bonus in an amount equal to up to seventy-five percent (75%) of his annual base salary, determined in the sole discretion of the Company’s Board of Directors. As described previously in the 2020 Salaries section, Dr. Deieso has received subsequent base salary adjustments and his current bonus target has since been adjusted to 125% of his base salary.

Upon termination of Dr. Deieso’s employment by the Company without Cause or if Dr. Deieso resigns for Good Reason, Dr. Deieso will be entitled to receive, subject to his execution and non-revocation of a release of claims, in addition to any accrued amounts, (i) his annual base salary at the rate in effect as of his separation date for a period of twelve (12) months and (ii) payment of the Company’s share of the premiums for participation in the Company’s health plans pursuant to COBRA for the twelve-month period following termination.

“Cause” is defined in the Deieso Employment Agreement generally as the following conduct of Dr. Deieso: (i) conviction of Dr. Deieso of any felony, or the conviction of Dr. Deieso of a misdemeanor which involves moral turpitude, or the entry by Dr. Deieso of a plea of guilty or nolo contendere with respect to any of the foregoing, (ii) the commission of any act or failure to act by Dr. Deieso that involves moral turpitude, dishonesty, theft, destruction of property, fraud, embezzlement or unethical business conduct, or that otherwise causes material injury to the Company or any of its affiliates, whether financially or otherwise, (iii) any breach by Dr. Deieso of any rule or policy of Company or any of its affiliates, and the failure of Dr. Deieso to cure such violation (to the extent such violation is capable of being cured) under this clause (iii) within twenty (20) days after receipt of written notice from the Company, (iv) any breach by Dr. Deieso of the requirements of any other contract or agreement between the Company (or any of its affiliates) and Dr. Deieso, including the Deieso Employment Agreement, and the failure of Dr. Deieso to cure such breach (to the extent such breach is capable of being cured) under this clause, or (v) within ten (10) days after receipt of written notice from the Company, in each case, with respect to clauses (i) through (iv), as determined in good faith by the Company’s Board of Directors in the exercise of its reasonable business judgment.

“Good Reason” is defined in the Deieso Employment Agreement generally as the occurrence of any of the following events: (i) a material reduction in Dr. Deieso’s base salary, other than as part of a reduction plan affecting all of the Company’s leadership team that is instituted as a result of economic circumstances, (ii) a material breach by the Company of the Deieso Employment Agreement, and (iii) a material diminution in the duties and authority of Dr. Deieso, provided that Dr. Deieso can be replaced as Executive Chairman without triggering any rights for Good Reason. Notwithstanding the foregoing, a termination by Dr. Deieso for Good Reason shall exist only if Dr. Deieso provides written notice to the Company specifying in reasonable detail the events or conditions that give rise to Good Reason and Dr. Deieso provides such notice to the Company within ninety (90) days after such events or conditions first arise. Within thirty (30) days after notice has been received, the Company shall have the opportunity, but shall not have the obligation, to cure such events or conditions that give rise to Good Reason. If the Company does not cure such events or conditions within the thirty (30) day period, Dr. Deieso must voluntarily terminate his employment within thirty (30) days of the expiration of the cure period.

Under the Deieso Employment Agreement, Dr. Deieso is subject to a perpetual covenant of confidentiality, an eighteen-month post-termination non-compete provision, a three-year post-termination non-solicitation of customers and employees of the Company provision and a three-year post-termination non-disparagement provision in favor of the Company.

Nicholas Slack, President & Chief Commercial Officer

On January 1, 2016, the Company entered into an employment agreement with Mr. Slack (the “Slack Employment Agreement”), providing for his position as President & Chief Commercial Officer of the Company. Mr. Slack’s employment with the Company is at-will and either party may terminate the Slack Employment Agreement without notice.

The Slack Employment Agreement provides that Mr. Slack is entitled to a base salary of $285,000 per year. Mr. Slack has the opportunity to earn an annual incentive bonus in an amount equal to up to thirty-five percent (35%) of his then applicable annual base salary, determined in the sole discretion of the Company’s Board of Directors. As described previously in the 2020 Salaries section, Mr. Slack has received subsequent base salary adjustments and his current bonus target has since been adjusted to 40% of his base salary.

Upon termination of Mr. Slack’s employment by the Company without Cause or if Mr. Slack resigns for Good Reason, Mr. Slack will be entitled to receive, subject to his execution and non-revocation of a release of claims, in addition to any accrued amounts, (i) his annual base salary at the rate in effect as of his separation date for a period of twelve (12) months and (ii) payment of the Company’s share of the premiums for participation in the Company’s health plans pursuant to COBRA for the twelve-month period following termination.

“Cause” is defined in the Slack Employment Agreement generally as the following conduct of Mr. Slack: (i) conviction of Mr. Slack of any felony, or the conviction of Mr. Slack of a misdemeanor which involves moral turpitude, or the entry by Mr. Slack of a plea of guilty or nolo contendere with respect to any of the foregoing, (ii) the commission of any act or failure to act by Mr. Slack that involves moral turpitude, dishonesty, theft, destruction of property, fraud, embezzlement or unethical business conduct, or that otherwise causes material injury to the Company or any of its affiliates, whether financially or otherwise, (iii) any material breach by Mr. Slack of any material rule or policy of Company or any of its affiliates, or (iv) any material breach by Mr. Slack of the material requirements of any other contract or agreement between the Company (or any of its affiliates) and Mr. Slack, including the Slack Employment Agreement. Mr. Slack may only be terminated for Cause pursuant to subsections (iii) through (iv) above if he has not cured such breach, if curable, within thirty (30) days after his receipt of written notice thereof from the Board of Directors of the Company that specifies the conduct constituting Cause. Additionally, and solely for these purposes, Mr. Slack’s dismissal from the Company on account of death or disability will not be deemed a dismissal without Cause.

“Good Reason” is defined in the Slack Employment Agreement generally as the occurrence of any of the following events: (i) a reduction in Mr. Slack’s base salary, other than as part of a reduction plan affecting all of the Company’s leadership team, (ii) a material breach by the Company of any contract or written agreement between the Company (or any of its affiliates) and Mr. Slack, including the Slack Employment Agreement, (iii) a material diminution in the duties and authority of Mr. Slack and (iv) the principal place of employment of Mr. Slack is relocated to any location which is outside of a forty-five (45) mile radius of Princeton, New Jersey. Notwithstanding the foregoing, a termination by Executive for Good Reason shall exist only if Mr. Slack provides written notice to the Company specifying in reasonable detail the events or conditions that give rise to Good Reason and Mr. Slack provides such notice to the Company within ninety (90) days after such events or conditions first arise. Within thirty (30) days after notice has been received, the Company shall have the opportunity, but shall not have the obligation, to cure such events or conditions that give rise to Good Reason. If the Company does not cure such events or conditions within the thirty (30) day period, Mr. Slack must voluntarily terminate his employment within thirty (30) days of the expiration of the cure period.

Under the Slack Employment Agreement, Mr. Slack is subject to a perpetual covenant of confidentiality, an eighteen-month post-termination non-compete provision, a two-year post-termination non-solicitation of customers and employees provision and a perpetual post-termination non-disparagement provision in favor of the Company.

Laurie Jackson, Chief Financial Officer

On June 11, 2012, the Company entered into an employment agreement with Ms. Jackson, (the “Jackson Employment Agreement”), providing for her position as Chief Financial Officer of the Company. Ms. Jackson’s employment with the Company is at-will and either party may terminate the Jackson Employment Agreement without notice.

The Jackson Employment Agreement provides that Ms. Jackson is entitled to a base salary of $225,000 per year. Ms. Jackson has the opportunity to earn an annual incentive bonus in an amount equal to up to twenty-five percent (25%) of her annual base salary, determined in the sole discretion of the Company’s Board of Directors. As described previously in the 2020 Salaries section, Ms. Jackson has received subsequent base salary adjustments and her current bonus target has since been adjusted to 35% of her base salary.

Upon termination of Ms. Jackson’s employment by the Company without Cause or if Ms. Jackson resigns for Good Reason, Ms. Jackson will be entitled to receive, subject to her execution and non-revocation of a release of claims, in addition to any accrued amounts, (i) her annual base salary at the rate in effect as of her separation date for a period of six (6) months and (ii) payment of the Company’s share of the premiums for participation in the Company’s health plans pursuant to COBRA for the six-month period following termination.

“Cause” is defined in the Jackson Employment Agreement generally as the following conduct of Ms. Jackson: (i) conviction of Ms. Jackson of any felony, or the conviction of Ms. Jackson of a misdemeanor which involves moral turpitude, or the entry by Ms. Jackson of a plea of guilty or nolo contendere with respect to any of the foregoing, (ii) the commission of any act or failure to act by Ms. Jackson that involves moral turpitude, dishonesty, theft, destruction of property, fraud, embezzlement or unethical business conduct, or that otherwise causes material injury to the Company or any of its affiliates, whether financially or otherwise, (iii) any breach by Ms. Jackson of any rule or policy of Company or any of its affiliates, and the failure of Ms. Jackson to cure such violation (to the extent such violation is capable of being cured) under this clause (iii) within ten (10) after receipt of written notice from the Company, (iv) any breach by Ms. Jackson of the requirements of any other contract or agreement between the Company (or any of its affiliates) and Ms. Jackson, including the Jackson Employment Agreement, and the failure of Ms. Jackson to cure such breach (to the extent such breach is capable of being cured) under this clause, or (v) within ten (10) days after receipt of written notice from the Company, in each case, with respect to clauses (i) through (iv), as determined in good faith by the Board of Directors of the Company in the exercise of its reasonable business judgment.

“Good Reason” is defined in the Jackson Employment Agreement generally as the occurrence of any of the following events: (i) a material reduction in Ms. Jackson’s base salary, other than as part of a reduction plan affecting all of the Company’s leadership team that is instituted as a result of economic circumstances, or (ii) a material breach by the Company of the Jackson Employment Agreement. Notwithstanding the foregoing, a termination by Ms. Jackson for Good Reason shall exist only if Ms. Jackson provides written notice to the Company specifying in reasonable detail the events or conditions that give rise to Good Reason and Ms. Jackson provides such notice to the Company within ninety (90) days after such events or conditions first arise. Within thirty (30) days after notice has been received, the Company shall have the opportunity, but shall not have the obligation, to cure such events or conditions that give rise to Good Reason. If the Company does not cure such events or conditions within the thirty (30) day period, Ms. Jackson must voluntarily terminate her employment within thirty (30) days of the expiration of the cure period.

Under the Jackson Employment Agreement, Ms. Jackson is subject to a perpetual covenant of confidentiality, a two-year post-termination non-compete provision, a three-year post-termination non-solicitation of customers and employee provision and a three-year post-termination non-disparagement provision in favor of the Company.

Director Compensation

For the year ended December 31, 2020, the Company paid compensation and granted equity awards to Directors for their service on our Board of Directors. The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee Directors for services rendered to us during the last fiscal year. In addition, the Company reimburses the Directors for reasonable travel and related expenses associated with Board of Director meetings and any committee meetings.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
James Rothman	$24,000	$365,540	$100,000	$489,540
Kavita Patel	$10,000	$365,540	—	$375,540
Pascale Witz	$10,000	$365,540	—	$375,540

(1)	Cash fees are made on a quarterly basis.

(2)

Amounts reflect the full grant-date fair value of time-based profits interests granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The grant date fair value of performance-vesting Class B Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with FASB ASC Topic 718. Achievement of the performance conditions for the performance-vesting Class B Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. At maximum achievement of the performance targets, the values of the performance-based profits interests would have been $190,603 for Mr. Rothman and Messrs. Patel and Witz. We provide information regarding the assumptions used to calculate the value of all profits interests made to executive officers in Note 7 of the Financial Statements included elsewhere in this offering.

(3)	Additional payment in recognition of Dr. Rothman’s subject matter expertise and related contributions to WCG’s business.

The table below shows the aggregate numbers of unvested profits interests held as of December 31, 2020 by each non-employee Director who was serving as of December 31, 2020.

Name	Unvested Restricted Shares Outstanding at Fiscal Year End (1)
James Rothman	19,104
Kavita Patel	19,104
Pascale Witz	19,104

(1)

Fifty (50%) of the granted profits interests are subject to time-based vesting. For Mr. Rothman’s August 15, 2020 profits interests grant, the first 20% vested on January 8, 2021;    the remaining 80% vest in four equal annual installments on January 8 of each year thereafter, subject to continued service through each vesting date. For Messrs. Patel’s and Witz’s October 27, 2020 profits interest grant, vesting occurs in 20% equal installments on each of the first five anniversaries of the grant date. Time-based vesting criteria will accelerate and vest fully upon the occurrence of a “Change of Control” (as defined in the Class B Incentive Plan).    Fifty (50%) of the granted profits interests are subject to performance-based vesting as follows: one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 1.5 times its invested capital, one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 2.0 times its invested capital and one-third (1/3) of the profits interests vest if the Sponsors have received cash proceeds representing a return of at least 2.5 times its invested capital, each subject to continued service through each vesting date.

In connection with the offering, the Company intends to approve and implement a compensation program for non-employee directors that may consist of annual retainer fees and/or long-term equity awards for non-investor Directors.

Equity Compensation

Da Vinci Purchaser Holdings LP 2020 Class B Unit Incentive Equity Plan

The outstanding long-term incentives held by our named executive officers consist of profits interests granted pursuant to the Da Vinci Purchaser Holdings LP 2020 Class B Unit Incentive Equity Plan, or the 2020 Class B Incentive Plan. These profits interests, which are designed to align employees’ interests with the interests of Da Vinci Purchaser Holdings LP, or the Partnership, and its subsidiaries, represent interests in the future profits (once a certain level of proceeds has been generated) in the Partnership.

In general, awards of profits interests are 50% time-vested and 50% performance-vested. Time-vested profits interests generally vest ratably over five years from the vesting commencement date, subject to continued employment through each vesting date. Upon the occurrence of a Change of Control, the outstanding unvested time-vesting profits interests shall become fully vested and non-forfeitable.

One-third (1/3) of the performance vested profits interests vest when the aggregate proceeds (in the form of cash and marketable securities) received by each of the Sponsors are at least 1.5 times the aggregate capital contributions made by each such Sponsor with respect to its common interests. A subsequent one-third (1/3) of the performance-vested profits interests vest when proceeds received by each of the Sponsors are at least 2.0 times the aggregate capital contributions made by each such Sponsor with respect to its common interests. The final one-third (1/3)of the performance-vested profits interests vest when proceeds received by each of the Sponsors are at least 2.5 times the aggregate capital contributions made by each such Sponsor with respect to its common interests, each subject to continued service through the vesting date. In the event the Sponsors receive non-marketable securities as consideration in connection with a Sale (as defined in the 2020 Class B Incentive Plan), the outstanding unvested performance-vesting profits interests will be eligible to vest in connection with such Sale when such non-marketable securities are converted into cash, cash equivalents or marketable securities (as defined in the 2020 Class B Incentive Plan) (the “Cash Conversion Date”). If the unvested outstanding performance-vesting profits interests do not vest on the Cash Conversion Date, such outstanding unvested performance-vesting profits interests will be automatically forfeited.

In the event a named executive officer terminates employment with the Company, all outstanding unvested profits interests will be immediately and automatically forfeited for no consideration, provided, that, if the named executive officer is terminated without Cause, the named executive officer resigns with Good Reason, or in the event of the named executive officer’s death or disability, the named executive officer’s unvested profits interests shall remain outstanding and eligible to vest for the six-month period following termination.

2021 Incentive Award Plan

We intend to adopt a 2021 Incentive Award Plan, to facilitate the grant of cash and equity incentives to Directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates to enable our Company and certain affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect the 2021 Incentive Award Plan to be effective on the date it is adopted by our Board of Directors, subject to approval of such plan by our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2021 for:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Percentage of beneficial ownership prior to this offering is based on                shares of common stock outstanding as of March 31, 2021 after giving effect to the Distribution and the filing and effectiveness of our amended and restated certificate of incorporation and the second amended and restated bylaws. Percentage of beneficial ownership after this offering is based on                shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares) after giving effect to the sale by us of the shares of common stock offered hereby.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after March 31, 2021. As a result, in computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of March 31, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. More than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o WCG Clinical, Inc., 212 Carnegie Center, Suite 301, Princeton, NJ 08540.

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned
	Before this Offering	After this Offering		Before this Offering	After this Offering
Name of Beneficial Owner		Assuming No Exercise of the Underwriters’ Option	Assuming Full Exercise of the Underwriters’ Option		Assuming No Exercise of the Underwriters’ Option	Assuming Full Exercise of Underwriters’ Option
5% Stockholders
Entities affiliated with Leonard Green & Partners, L.P.(1)
Arsenal Capital Partners(2)
Novo Holdings A/S(3)
GIC Investor(4)
Named Executive Officers and Directors
Donald A. Deieso, Ph.D.
Nicholas Slack
Laurie L. Jackson
Barbara J. Shander
Dawn Flitcraft
John Baumer(1)
Eugene Gorbach(2)
Henrik Kjær Hansen(3)
Stephen McLean(2)
Kavita Patel, MD
Richard Pilnik
James Rothman, Ph.D
Peter Zippelius(1)
All directors, and executive officers as a group (14 persons)(5)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Voting and investment power with respect to the shares of our common stock held by Green Equity Investors VII, L.P., Green Equity Investors Side VII, L.P., LGP Associates VII-A LLC and LGP Associates VII-B LLC (collectively, “Green VII”), is shared. Messrs. Baumer and Zippelius may also be deemed to share voting and investment power with respect to such shares due to their positions with affiliates of Green VII, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(2)

Voting and investment power with respect to the shares of our common stock held by Arsenal Capital Partners IV LP and Arsenal Capital Partners IV-B LP (together, “Fund IV”), Arsenal Capital Partners V LP and Arsenal Capital Partners V-B LP (together, “Fund V”), ACP WCG Co-Invest 1-2020 LLC, ACP WCG Co-Invest 2-2020 LP, ACP WCG Co-Invest 3-2020 LP and ACP WCG Co-Invest 4-2020 LP (collectively, the “Arsenal Funds”), is shared. Each entity within the Arsenal Funds is controlled by its respective general partner or board of managers (an “Investment LP”). Arsenal Capital Investment IV LP is the general partner of Fund IV, Arsenal Capital Investment V LP is the general partner of Fund V. Arsenal Capital Investment WCG 2020 LLC is the general partner of each of ACP WCG Co-Invest 2-2020 LP, ACP WCG Co-Invest 3-2020 LP and ACP WCG Co-Invest 4-2020 LP. ACP WCG 1-2020 is controlled by a board of managers.

Each of the Investment LPs is governed by an investment committee consisting of 17 individuals, including Messrs. Gorbach and McLean. Arsenal Capital Group LLC (“Group LLC”), or its respective members, is the general partner of each Investment LP and appoints the members of its investment committee or portfolio company committee. As such, Group LLC has the power to control each Investment LP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the Arsenal Funds. Group LLC is managed by a board of managers consisting of two members that act by majority approval. The individual members of such board are Terrence M. Mullen and Jeffrey B. Kovach. Messrs. Gorbach and McLean may also be deemed to share voting and investment power with respect to such shares due to their positions with affiliates of the Arsenal Funds, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o Arsenal Capital Partners, 100 Park Avenue, 31st Floor, New York, New York 10017.
(3)

The board of directors of Novo Holdings A/S (the “Novo Board”) has shared voting and investment power with respect to the shares held by Novo Holdings A/S and may exercise such control only with the support of a majority of the members of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. Mr. Hansen is employed as a senior partner at Novo Holdings A/S and is not deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. Each of the foregoing entity’s and individual’s address is c/o Novo Holdings A/S, Tubor Havnevej 19, 2900 Hellerup, Denmark, +45 3527 6500, CVR# 24257630.

(4)

Consists of                shares of common stock held of record by Dein Investment Pte. Ltd. (the “GIC Investor”). The GIC Investor shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”), and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(5)	Consists of shares of common stock and shares of common stock underlying options that are exercisable as of March 31, 2021 or will become exercisable within 60 days after such date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a party since January 1, 2018 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Amended and Restated Registration Rights Agreement

On January 8, 2020, the Company, the Sponsors and certain other stockholders entered into a registration rights and coordination agreement. Upon the closing of this offering, we will amend and restate the existing registration rights agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement will grant to the Sponsors and certain other stockholders the right to demand that we file a registration statement (“demand registration rights”) or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing (“piggyback registration rights”). At any time beginning six months after the effective date of this offering, the Sponsors can demand that we register the offer and sale of their shares. LGP has unlimited demand registration rights, and Arsenal, Novo and the GIC Investor each may effect two demand registrations. In addition, the Sponsors and certain other stockholders will have unlimited customary shelf and piggyback registration rights, and have agreed to customary cutback provisions with respect to demand and piggyback registrations. The Amended and Restated Registration Rights Agreement will also include that the Sponsors and certain other stockholders will coordinate trades of equity securities for a two-year period following this offering, as well as customary indemnification and expense provisions.

Voting Agreement

We will enter into a Voting Agreement with the Sponsors, to be effective upon the consummation of this offering. Pursuant to the Voting Agreement, LGP will have the right to designate certain of our directors (the “LGP Directors”), Arsenal will have the right to designate certain of our directors (the “Arsenal Directors”), Novo will have the right to designate certain of our directors (the “Novo Directors”, and together with the LGP Directors and the Arsenal Directors, the “Sponsor Directors”) and GIC Investor will have the right to designate one non-voting observer (the “GIC Observer”).

So long as LGP owns, in the aggregate, (i) greater than 50% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, LGP will be entitled to nominate two directors, (ii) less than or equal to 50%, but greater than 30% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate one director, and (iii) less than or equal to 30%, it will not be entitled to nominate a director.

So long as Arsenal owns, in the aggregate, (i) greater than 70% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, Arsenal will be entitled to nominate two directors, (ii) less than or equal to 70%, but greater than 40% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate one director, and (iii) less than or equal to 40%, it will not be entitled to nominate a director.

So long as Novo owns, in the aggregate, (i) greater than 60% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, Novo will be entitled to nominate one director, and (ii) less than or equal to 60%, it will not be entitled to nominate a director.

So long as GIC Investor owns, in the aggregate, (i) greater than 75% of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, GIC Investor will be entitled to nominate one non-voting observer.

Each of the Sponsors will also agree to vote, or cause to vote, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Sponsor Directors. See “Management—Composition of our Board of Directors.”

Other Transactions

We have granted equity awards to our executive officers and certain of our directors. See “Executive and Director Compensation” for a description of these equity awards.

Stephen M. McLean, Jr., our Treasurer & Vice President, Corporate Development, is the son of Stephen McLean, one of our directors, and received annual compensation of approximately $539,754, $502,957 and $449,378 for the years ended December 31, 2020, 2019 and 2018, respectively.

Dein Investment Pte. Ltd., one of our stockholders owning over 5% of our common stock, is a lender under our Second Lien Term Loan Facility. See “Capitalization”, “Principal Stockholders” and “Description of Certain Indebtedness.”

Indemnification Agreements

Our second amended and restated bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our second amended and restated bylaws. In addition, our amended and restated certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the                . Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “outside” director, as applicable, under the rules and regulations of the SEC, the                 and the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our second amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the second amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock following this offering consists of                shares of common stock, par value $0.01 per share, and                shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our amended and restated certificate of incorporation and our second amended and restated bylaws.

Common Stock

Upon the consummation of this offering, we expect that                shares of common stock, or                shares of common stock if the underwriters exercise their option to purchase additional shares from us in full, will be issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, we will have no shares of preferred stock issued or outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the                . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Voting Agreement

In connection with this offering, we will enter into the Voting Agreement with the Sponsors                 pursuant to which the Sponsors will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

Registration Rights

Upon the closing of this offering, pursuant to the Amended and Restated Registration Rights Agreement, the holders of                shares of our common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See “Certain Relationships and Related Party Transactions—Amended and Restated Registration Rights Agreement” elsewhere in this prospectus.

Exclusive Venue

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our second amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Our amended and restated certificate of incorporation also requires that the federal district courts of the United States of America be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. These provisions will not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Sponsors or any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached his or her duty of loyalty, failed to act in good faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from his or her actions as a director.

Our second amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and second amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Second Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are elected each year. Our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our common stock. See “Management—Committees of the Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that, after the date on which the Sponsors and their affiliates cease to beneficially own, in the aggregate, more than     % in voting power of our stock entitled to vote generally in the election of directors, special meetings of the stockholders may be called only by the chairman of the board, a resolution adopted by the affirmative vote of the majority of the directors then in office and not by our stockholders or any other person or persons. Our second amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our second amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits stockholder action by written consent (and, thus, requires that all stockholder actions be taken at a meeting of our stockholders), if the Sponsors cease to own, or have the right to direct the vote of,     % or more of the voting power of our common stock.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our amended and certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the Sponsors and their affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Stock Exchange Listing

We intend to apply to list our common stock on the                under the symbol “WCGC.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

General

On January 8, 2020, in connection with the acquisition of each of WCG Holdings IV Inc. and WCG Market Intelligence & Insights Inc., WCG Purchaser Corp. (formerly known as Da Vinci Purchaser Corp.) entered into a first lien credit agreement and a second lien credit agreement, which provided for the following:

•	a $920.0 million First Lien Term Loan Facility;

•	a $125.0 million Revolving Credit Facility; and

•	a $345.0 million Second Lien Term Loan Facility.

On November 2, 2020, WCG Purchaser Corp. entered into an incremental amendment to the First Lien Term Loan Facility which, among other things, provided for an additional $150 million of term loans as a fungible tranche with the then existing first lien term loans.

The following summary describes the material provisions of the Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the agreements governing the Credit Facilities, which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Interest Rates and Fees

Borrowings under the First Lien Facilities are, at the option of WCG Purchaser Corp., either Base Rate Loans or Eurocurrency Rate Loans (each as defined in the first lien credit agreement). Term loans and revolving loans comprising each Base Rate (as defined in the first lien credit agreement) borrowings under the First Lien Facilities accrue interest at the Base Rate plus an Applicable Rate (as defined in the first lien credit agreement). The current applicable rate for Base Rate term loans is 3.00%. The current applicable rate for Base Rate revolving loans ranges from 3.00% to 2.50% per annum, based upon specified leverage ratios. Term loans and revolving loans comprising each Eurocurrency Rate borrowings bear interest at the Eurocurrency Rate plus an Applicable Rate. The current applicable rate for Eurocurrency Rate term loans is 4.00%. The current applicable rate for Eurocurrency Rate revolving loans ranges from 4.00% to 3.50% per annum, based upon specified leverage ratios. Following the consummation of a Qualifying IPO (as defined in the first lien credit agreement), the above rates for revolving loans will be reduced by 0.25%.

Borrowings under the Second Lien Term Loan Facility accrue interest at 9.0% per annum.

In addition to paying interest on the principal amounts outstanding under the Credit Facilities, WCG Purchaser Corp. is required to pay a commitment fee under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate ranging from 0.25% per year to 0.50% per year, in each case based upon specified leverage ratios. WCG Purchaser Corp. is also subject to customary letter of credit and agency fees.

Mandatory Prepayments

The first lien credit agreement requires that WCG Purchaser Corp., following the end of each fiscal year, repay the outstanding principal amount of all term loans under the First Lien Facilities in an aggregate amount equal to (A) 50% of Excess Cash Flow (as defined in the credit agreements) of WCG Purchaser Corp. and its restricted subsidiaries for such fiscal year if the First Lien Net Leverage Ratio (as defined in the first lien credit agreement, “FLNLR”). is greater than or equal to 4:75:1.00, which percentage is reduced to 25% if the FLNLR is less than 4.75:1.00 and equal to or greater than 4.25:1.00, and to 0% if the FLNLR is less than 4.25:1.00, minus

(B) at the option of WCG Purchaser Corp., (i) the aggregate principal amount of any voluntary prepayment, repurchase, redemption or other retirement of any term loans under the First Lien Facilities and other term loans that are Pari Passu Lien Debt (as defined in the first lien credit agreement), (ii) the aggregate principal amount of any voluntary payments and prepayments of any Revolving Credit Facility loans and other revolving loans that are Pair Passu Lien Debt (as defined in the first lien credit agreement), to the extent accompanied by a corresponding permanent reduction in commitments, (iii) the aggregate principal amount of any voluntary prepayment, repurchase, redemption or other retirement of any Junior Lien Debt (as defined in the first lien credit agreement), (iv) the aggregate principal amount of voluntary prepayment, repurchase, redemption or other retirement of debt secured by liens on Excluded Assets (as defined in the first lien credit agreement) and (v) the aggregate principal amount of voluntary prepayment, repurchase, redemption or other retirement of debt of restricted subsidiaries that are not guarantors under the first lien credit agreement.

The first lien credit agreement requires WCG Purchaser Corp. to repay term loan amounts outstanding under the First Lien Facilities following the receipt of net proceeds from non-ordinary course asset sales constituting collateral or casualty insurance or condemnation proceeds with respect to property constituting collateral, to the extent the aggregate amount of such proceeds, in each case, exceeds $17.46 million for any transaction or series of related transactions. Subject to certain reinvestment rights, WCG Purchaser Corp. must apply 100% of the net proceeds to prepay the term loans under the First Lien Facilities if the FLNLR is equal to or greater than 4.75:1.00, which percentage is reduced to 50% if the FLNLR is less than 4.75:1.00 and equal to or greater than 4.25:1.00, and to 0% if the FLNLR is less than 4.25:1.00.

Solely to the extent the Termination Conditions (as defined in the first lien credit agreement) have been satisfied and the First Lien Facilities and any other Senior Priority Lien Debt (as defined in the second lien credit agreement) have been repaid in full (other than in connection with a Permitted Refinancing (as defined in the second lien credit agreement)), the second lien credit agreement requires WCG Purchaser Corp. to repay term loan amounts outstanding under the Second Lien Term Loan Facility following the receipt of net proceeds from non-ordinary course asset sales constituting collateral or casualty insurance or condemnation proceeds with respect to property constituting collateral, to the extent the aggregate amount of such proceeds, in each case, exceeds $21.825 million for any transaction or series of related transactions. Subject to certain reinvestment rights, WCG Purchaser Corp. must apply 100% of the net proceeds to prepay the term loans under the Second Lien Term Loan Facility if the Second Lien Net Leverage Ratio (as defined in the second lien credit agreement, “SNLR”) is equal to or greater than 6.75:1.00, which percentage is reduced to 50% if the SNLR is less than 6.75:1.00 and equal to or greater than 6.25:1.00, and to 0% if the SNLR is less than 6.25:1.00.

Each credit agreement requires 100% of the net proceeds from the issuance or incurrence of indebtedness to be applied to prepay the term loans under the Credit Facilities, to the extent such incurrence is not permitted to be incurred under the indebtedness covenants of credit agreements or such indebtedness constitutes Refinancing Indebtedness (as defined in the credit agreements). Such prepayment is required under the second lien credit agreement solely to the extent the Termination Conditions (as defined in the first lien credit agreement) have been satisfied and the First Lien Facilities and any other Senior Priority Lien Debt (as defined in the second lien credit agreement) have been repaid in full (other than in connection with a Permitted Refinancing (as defined in the second lien credit agreement)).

If prior to January 8, 2022 WCG Purchaser Corp. is required to prepay the Second Lien Term Loan Facility using 100% of the proceeds of indebtedness (i) not permitted to be incurred by the indebtedness covenants of the second lien credit agreement or (ii) that constitutes Credit Agreement Refinancing Indebtedness (as defined in the second lien credit agreement), WCG Purchaser Corp. shall be required to pay a premium equal to (A) the present value on such prepayment date of (x) the remaining interest payments on the Second Lien Term Loan Facility from such prepayment date through January 8, 2022 plus (y) 104.5% of the principal amount of the Second Lien Term Loan Facility that would be outstanding on January 8, 2022 less (B) the principal amount of the Second Lien Term Loan Facility being prepaid as of the date of prepayment.

Voluntary Prepayment

WCG Purchaser Corp. may voluntarily prepay outstanding borrowings under the First Lien Facilities at any time in whole or in part without premium or penalty, subject to the applicable prepayment premium for any Repricing Event (as defined in the first lien credit agreement) which has expired.

WCG Purchaser Corp. may voluntarily prepay outstanding borrowings under the Second Lien Term Loan Facility at any time in whole or in part, without premium or penalty, except that, (i) prior to January 8, 2022, WCG Purchaser Corp. may only voluntarily prepay up to 40% of the principal amount of Second Lien Term Loan Facility outstanding on January 8, 2020 using the amount of net cash proceeds received by WCG Purchaser Corp. from equity interest offerings or an equity contribution to WCG Purchaser Corp. made with the net cash proceeds of one or more equity interest offerings, (ii) on and after January 8, 2022 but before January 8, 2023, WCG Purchaser Corp. may prepay the Second Lien Term Loan Facility in whole or in part at a redemption price of 104.5% of the principal amount being repaid plus accrued and unpaid interest and (iii) on and after January 8, 2023 but before January 8, 2024, WCG Purchaser Corp. may prepay the Second Lien Term Loan Facility in whole or in part at a redemption price of 102.25% of the principal amount being repaid plus accrued and unpaid interest.

Amortization and Final Maturity

The First Lien Term Loan Facility is payable in quarterly installments of 0.25% of the aggregate principal amount of all term loans outstanding on the closing date of the first lien credit agreement. The remaining unpaid balance on the First Lien Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on or prior to January 8, 2027. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on January 8, 2025. The remaining unpaid balance on the Second Lien Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on January 8, 2028.

Guarantees and Security

WCG Purchaser Corp.’s obligations under the Credit Facilities are guaranteed by each of WCG Purchaser Corp.’s subsidiary guarantors and by its direct parent entity, WCG Purchaser Intermediate Corp. (“Holdings”). All obligations under the First Lien Facilities are secured by, among other things, and in each case subject to certain exceptions: (1) a first-priority pledge of all of the capital stock or other equity interests held by WCG Purchaser Corp., Holdings and certain subsidiaries (collectively, the “Grantors”), (2) a first-priority pledge in substantially all of the other tangible and intangible assets of each Grantor and (3) a first-priority pledge in intellectual property collateral owned by the Grantors (as applicable). All obligations under the Second Lien Credit Facility are secured by, among other things, and in each case subject to certain exceptions: (1) a second-priority pledge of all of the capital stock or other equity interests held by the Grantors, (2) a second-priority pledge in substantially all of the other tangible and intangible assets of each Grantor and (3) a second-priority pledge in intellectual property collateral owned by the Grantors (as applicable).

Covenants and Other Matters

The credit agreements governing the Credit Facilities each contain a number of covenants that, among other things and subject to certain exceptions, restrict WCG Purchaser Corp., Holdings and restricted subsidiaries’ ability to:

•	incur liens;

•	make investments, loans, advances, guarantees and acquisitions;

•	incur indebtedness or issue certain disqualified stock;

•	consolidate or merge;

•	sell or otherwise dispose of assets;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	alter the business conducted by us and our restricted subsidiaries;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability to pay dividends or grant liens securing obligations under the credit agreements;

•	redeem, repurchase or refinance other indebtedness; and

•	amend or modify governing documents.

In addition, the first lien credit agreement requires WCG Purchaser Corp. to comply with a first lien leverage ratio (not to exceed 8.00:1:00 and in each case, measured on a trailing four-quarter basis). The requirement is only triggered if (a) all revolving loans, (b) swing line loans and (c) letters of credit (other than undrawn letters of credit that have been cash collateralized or backstopped in an amount equal to 100% of the then available face amount thereof) exceeds an amount equal to 35% of the aggregate amount of outstanding revolving credit commitments.

The credit agreements also contain certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control. The credit agreements define “change of control” to include, among other things, (1) the Permitted Holders (as defined in the credit agreements) ceasing to beneficially own, directly or indirectly, prior to our initial public offering, at least a majority of the aggregate ordinary voting power of Holdings, and (2) after our initial public offering, (a) any person or group holding more than 35% of the aggregate ordinary voting power of Holdings, and (b) such person or group hold a greater percentage of aggregate ordinary voting power represented by the equity interests of Holdings beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders (as defined in the credit agreements).

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, over    % of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we expect to have outstanding an aggregate of                shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below                days after the date of this prospectus, and subject to the provisions of Rule 144, an additional                shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we and our executive officers and directors and our other existing security holders have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for                days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately million shares immediately after consummation of this offering; or

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2021 Plan and pursuant to all outstanding option grants made prior to this offering. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Amended and Restated Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) subject to Title I of ERISA and on entities that are deemed to hold “plan assets” of such employee benefit plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans, accounts or arrangements that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts and entities that are deemed to hold the assets of such plans, accounts or arrangements (together with ERISA Plans, “Covered Plans”)) with certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Covered Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of a Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Any Covered Plan fiduciary which proposes to cause a Covered Plan to purchase or hold the shares of common stock hereby (or any interest therein) should consider the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such purchase or holding, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Non-U.S. plans, governmental plans, certain church plans, and entities that are deemed to hold the assets of such plans (collectively, “Plans”), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA or Section 4975 of the Code, may nevertheless be subject to other U.S., non-US, state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA or the Code (“Similar Law”). Fiduciaries of any Plans subject to Similar Law should consult with their counsel before purchasing or holding the shares of common stock offered hereby (or any interest therein) to determine the need for, and the availability, if necessary, of any exemptive relief under any such law or regulations.

Each purchaser which is, or is investing the assets of, a Covered Plan or Plan to purchase shares of common stock hereby should consider the fact that none of the Issuer, the underwriters or any of their respective affiliates (the “Transaction Parties”) is acting as a fiduciary to any Covered Plan or Plan with respect to the decision to purchase the shares of common stock (or any interest therein) in connection with the initial offer and sale hereunder, and are not undertaking to provide impartial investment advice or advice based on any particular investment need, or to give advice in a fiduciary capacity, with respect to such decision. Neither this discussion nor anything provided in this prospectus is, or is intended to be, investment advice directed at any potential Covered Plan or Plan purchasers, or at Covered Plan or Plan purchasers generally, and such purchasers of any common stock should consult and rely on their own counsel and advisers as to whether an investment in common stock is suitable for the Covered Plan or Plan. This disclosure is intended to be general in nature and is not directed at any specific purchaser of the common stock, and does not constitute advice regarding the advisability of an investment in the common stock for any specific purchaser.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.
Jefferies LLC
William Blair & Company, L.L.C
BMO Capital Markets Corp.
UBS Securities LLC
SVB Leerink LLC
HSBC Securities (USA) Inc.
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock prior to the offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the                 under the symbol “WCGC.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates are lenders under our Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a) To any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b) To fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) In any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock a require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Regulation in that Relevant Member State. The expression “Prospectus Regulation” means Regulation ((EU) 2017/1129), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

An offer to the public of our common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of our common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person that is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP.

EXPERTS

The financial statements as of and for the period ended December 31, 2020, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of WCG HoldCo IV, LLC (the Predecessor) as of December 31, 2019 and for the year then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

WCG Clinical, Inc. and Subsidiaries

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm of Deloitte & Touche LLP for the year ended December 31, 2020	F-2

Report of Independent Registered Public Accounting Firm of BDO USA, LLP for the year ended December 31, 2019 (the Predecessor)	F-3

Consolidated Balance Sheets as of December 31, 2020 and 2019	F-4

Consolidated Statements of Operations and Consolidated Statement of Comprehensive (Loss) Income for the years ended December 31, 2020 and 2019	F-5

Consolidated Statement of Redeemable Preferred Units and Members’ Equity for the year ended December 31, 2019 and Consolidated Statement of Stockholders’ Equity for the year ended December 31, 2020	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-7

Notes to the Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	F-59

Condensed Consolidated Statement of Operations and Condensed Consolidated Statement of Comprehensive (Loss) Income for the three months ended March 31, 2021 and 2020	F-60

Condensed Consolidated Statement of Stockholders’ Equity for the three months ended March 31, 2021 and 2020	F-61

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020	F-62

Notes to the Condensed Financial Statements	F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of WCG Clinical, Inc. (formerly known as WCG Purchaser Holdings Corp).

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of WCG Clinical, Inc. and subsidiaries (the “Company”) as of December 31, 2020 (Successor), the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2020 (Successor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 2 and 4 to the financial statements, the Company has changed its method of accounting for leases due to the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases (Topic 842), using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 11, 2021 (June 17, 2021 as it relates to Note 9 to the financial statements)

We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders and Board of Managers

WCG HoldCo IV, LLC

Princeton, New Jersey

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of WCG HoldCo IV, LLC (the “Predecessor”) as of December 31, 2019, the related consolidated statements of operations, comprehensive income, redeemable preferred units and members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on the Predecessor’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Predecessor in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We served as the Predecessor’s auditor from 2013 to 2019.

Seattle, Washington

May 11, 2021

WCG Clinical, Inc. and Subsidiaries

Consolidated Balance Sheets

	Successor	Predecessor
	December 31,
(IN THOUSANDS, EXCEPT PER SHARE/UNIT AND SHARE/UNIT DATA)	2020	2019
Assets
Current Assets
Cash and cash equivalents	$177,902	$32,945
Restricted cash	195	590
Accounts receivable, net of allowance for doubtful accounts of $1,772 and $1,540 at December 31, 2020 and 2019, respectively	105,235	85,827
Income taxes receivable	2,328	2,730
Unbilled receivables	4,175	9,371
Current portion of deferred commissions	3,624	3,337
Prepaid expenses and other current assets	10,798	9,763

Total Current Assets	304,257	144,563

Intangible assets, net	1,704,131	172,570
Internal-use software, equipment and leasehold improvements, net	71,345	55,697
Operating lease right-of-use assets	35,514	—
Deferred commissions, net of current portion	1,528	2,086
Debt issuance costs of revolving credit facility	2,261	—
Other assets	10,000	10,000
Goodwill	1,707,737	467,253

Total Assets	$3,836,773	$852,169

Liabilities and Members’ Equity/Stockholders’ Equity
Current Liabilities
Accounts payable	$17,831	$9,776
Accrued expenses and other liabilities	60,714	46,596
Current portion of deferred revenue	12,080	10,643
Current portion of earnout liabilities and deferred acquisition payments	1,847	8,372
Current portion of operating lease liabilities	8,062	—
Current portion of long-term debt	10,704	5,325
Accrued interest	11,916	10

Total Current Liabilities	123,154	80,722
Long-term debt, net of discount and current portion	1,356,622	667,668
Operating lease liabilities, net of current portion	34,624	—
Earnout liabilities and deferred acquisition payments, net of current portion	4,792	1,920
Deferred revenue	4,657	4,058
Deferred rent	—	6,271
Deferred tax liabilities	374,666	17,366

Total Liabilities	1,898,515	778,005
Commitments and contingencies
Redeemable preferred units; liquidation preference of $111,700 at December 31, 2019	—	64,797
Members’ Equity
Common units, no par value; unlimited units authorized; 610,971 units issued and outstanding at December 31, 2019	—	65,476
Stockholders’ Equity
Common stock, $0.01 par value; 1,200 shares authorized; 1,010 shares issued and outstanding at December 31, 2020	—	—
Additional paid-in capital	2,033,689	—
Accumulated deficit	(95,274)	(56,319)
Accumulated other comprehensive (loss) income	(157)	210

Total Members’ Equity/Stockholders’ Equity	1,938,258	9,367

Total Liabilities, Redeemable Preferred Units, and Members’ Equity/Stockholders’ Equity	$3,836,773	$852,169

See notes to consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Consolidated Statements of Operations

	Successor	Predecessor
	Year Ended December 31,
(IN THOUSANDS, EXCEPT PER SHARE/UNIT AND SHARE/UNIT DATA)	2020	2019
Revenues	$463,441	$412,846
Cost of Revenues (exclusive of depreciation and amortization)	169,131	157,686

Operating Expenses:
Selling, general and administrative expenses	90,036	90,397
Depreciation and amortization	205,697	64,602
Acquisition-related expenses	38,469	26,789

Total Operating Expenses	334,202	181,788

Operating (Loss) Income	(39,892)	73,372

Other Expense:
Interest expense	91,310	55,415
Other expense	2,976	43

Total Other Expense	94,286	55,458

(Loss) Income Before Income Taxes	(134,178)	17,914
Income Tax Benefit	(38,904)	(279)

Net (Loss) Income	$(95,274)	$18,193

Net (Loss) Income per Common Share/Unit:
Basic and diluted	$(95,083.83)	$12.59
Weighted Average Common Shares/Units Outstanding:
Basic and diluted	1,002	610,971

See notes to consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Consolidated Statements of Comprehensive (Loss) Income

	Successor	Predecessor
	Year Ended December 31,
(IN THOUSANDS)	2020	2019
Net (Loss) Income	$(95,274)	$18,193
Foreign currency translation adjustment, net of tax	(157)	135

Comprehensive (Loss) Income	$(95,431)	$18,328

See notes to consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Consolidated Statement of Redeemable Preferred Units and Members’ Equity

(IN THOUSANDS, EXCEPT UNIT DATA)	Redeemable Preferred Units		Common Units		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Members’ Equity
	Units	Amount	Units	Amount
Predecessor
Balance, December 31, 2018	80,000	$64,797	610,971	$65,476	$(74,512)	$75	$(8,961)
Foreign currency translation	—	—	—	—	—	135	135
Net income	—	—	—	—	18,193	—	18,193

Balance, December 31, 2019	80,000	$64,797	610,971	$65,476	$(56,319)	$210	$9,367

Consolidated Statement of Stockholders’ Equity

(IN THOUSANDS, EXCEPT SHARE DATA)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount
Successor
Balance, January 1, 2020	—	—	—	—	—	—
Issuance of common stock	1,010	—	—	—	—	—
Contribution from Sponsors	—	—	2,029,095	—	—	2,029,095
Equity-based compensation	—	—	4,594	—	—	4,594
Foreign currency translation	—	—	—	—	(157)	(157)
Net loss	—	—	—	(95,274)	—	(95,274)

Balance, December 31, 2020	1,010	$—	$2,033,689	$(95,274)	$(157)	$1,938,258

See notes to consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

	Successor	Predecessor
	Year Ended December 31,
(IN THOUSANDS)	2020	2019
Operating Activities
Net (loss) income	$(95,274)	$18,193
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	205,697	64,602
Provision for doubtful accounts	106	1,004
Loss on disposal and impairment of assets	5,169	3
Amortization of debt issuance costs	5,390	3,708
Amortization of deferred commissions	4,350	5,181
Equity compensation expense	4,594	—
Deferred tax provision (benefit)	(25,185)	(15,081)
Change in fair value of earnout liability	1,358	1,011
Non-cash lease expense	5,754	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(15,492)	(7,532)
Income taxes receivable/payable	89	210
Unbilled receivables	(4,175)	(6,023)
Deferred commissions	(9,502)	(7,357)
Prepaid expenses and other assets	9,002	(2,403)
Accounts payable	5,659	(2,372)
Lease liabilities	(6,425)	—
Accrued expenses and other liabilities	10,471	11,879
Deferred rent	—	(691)
Deferred revenue	10,699	(2,942)
Accrued interest	11,916	—

Net Cash Provided By Operating Activities	124,201	61,390

Investing Activities
Purchase of internal-use software, equipment and leasehold improvements	(27,275)	(23,541)
Cash paid for acquired businesses, net of cash and restricted cash acquired	(3,028,376)	(78,323)

Net Cash Used In Investing Activities	(3,055,651)	(101,864)

Financing Activities
Contribution from Sponsors	1,755,247	—
Proceeds from long-term debt	1,415,000	54,000
Proceeds from revolving credit facility	125,000	—
Payments on long-term debt	(4,976)	(4,920)
Payments on revolving credit facility	(125,000)	—
Debt issuance costs payment	(50,349)	—
Payments of earnout liabilities and deferred acquisition consideration	(5,394)	(10,333)

Net Cash Provided By Financing Activities	3,109,528	38,747

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	19	134

Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	178,097	(1,593)

Cash, Cash Equivalents, and Restricted Cash, beginning of year	—	35,128

Cash, Cash Equivalents, and Restricted Cash, end of year	$178,097	$33,535

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$72,660	$51,465
Income taxes	$4,201	$14,592

Supplemental Schedules of Noncash Investing and Financing Activities
Contribution from Sponsors (Parent equity issued in acquisitions)	$273,848	$—
Contingent consideration issued in acquisitions	$1,824	$4,730
Operating ROU lease assets obtained in exchange for operating lease liabilities	$1,888	$—
Accounts payable and accrued expenses for purchases of internal-use software, equipment and leasehold improvements	$2,427	$—

See notes to consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of Business

WCG Clinical, Inc. (f/k/a WCG Purchaser Holdings Corp.) (“we,” “us,” “our,” or the “Company”), through its subsidiaries, provides solutions that are designed to measurably improve the quality and efficiency of clinical research. The Company, through its subsidiaries, enables biopharmaceutical companies, contract research organizations, and institutions to accelerate the delivery of new treatments and therapies to patients, while maintaining the highest standards of human protection. The Company, through its subsidiaries, delivers transformational solutions that stimulate growth, foster compliance, and maximize efficiency for those who perform clinical trials. The Company and WCG Purchaser Intermediate Corp., its direct subsidiary, are holding companies with no other operations, cash flows, material assets or liabilities other than the direct and indirect equity interests in WCG Purchaser Corp., a direct subsidiary of WCG Purchaser Intermediate Corp.

Change in Control Transaction

On January 8, 2020 (the “Effective Date”), pursuant to the Stock Purchase Agreement, dated as of November 6, 2019, by and among Da Vinci Purchaser Corp (the “Purchaser” or the “Successor”), WCG HoldCo IV LLC (the “Seller” or the “Predecessor”), and WCG Holdings IV Inc. and WCG Market Intelligence & Insights Inc., the Seller’s subsidiaries (collectively, the “Acquiree”), the Purchaser purchased all of the equity interests in the Acquiree from Seller (the “Transaction”) for total consideration of $3.2 billion. The Purchaser survived the Transaction and in February 2020, the Purchaser was renamed to WCG Purchaser Holdings Corp. and later renamed to WCG Clinical, Inc.

In connection with the Transaction, a new parent entity, WCG Purchaser Holdings LP (f/k/a Da Vinci Purchaser Holdings LP) (the “Parent”), was formed. Pursuant to the Transaction, the Parent issued Class A Units to certain of its stockholders, including LGP, Arsenal, Novo, and the GIC Investor (“Sponsors”) for total consideration of $1.76 billion. The proceeds were contributed by the Sponsors and used by the Company to partially fund the consideration for the Transaction.

The consolidated financial statements for the year ended December 31, 2019 (the “Predecessor” period) were derived from historical financial statements and accounting records of the Seller and reflect the historical financial position, results of operations, equity and cash flows of the Seller’s Acquiree and consolidated subsidiaries in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Seller had no operations other than its ownership of the Acquiree and its consolidated subsidiaries. Determining the Seller as the Predecessor presents the same information as would be presented if the Acquiree were deemed to be the predecessor entities.

Starting on January 1, 2020 and for the year ended December 31, 2020 (the “Successor” period), the consolidated financial statements reflect the accounts of the Company and its consolidated subsidiaries, prepared on a stand-alone basis and in conformity with U.S. GAAP. While the Transaction closed on January 8, 2020, the Company determined that the operational activities from January 1, 2020 through January 7, 2020 were immaterial to the financial statements for the year ended December 31, 2020 (Successor) and do not result in material differences in the amounts recognized in the balance sheet, statement of operations or cash flows. In light of the proximity of the Effective Date to the start of the Company’s January accounting period (i.e. only four business days from January 1, 2020 to the Effective Date, during which the Predecessor did not have material operations), the Company elected to present the activities from January 1, 2020 through January 7, 2020 in the Successor period.

As a result of the Transaction, the Company is considered to be the acquirer for accounting purposes. The Transaction was accounted for using the acquisition method of accounting, and the Successor financial statements reflect a new basis in the net assets acquired, measured at fair value on the Effective Date. As a result

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

of the application of the acquisition method of accounting on the Effective Date, the financial statements for the Predecessor and Successor periods are presented on a different basis and are, therefore, not comparable. The Company’s combined and consolidated financial statements are presented with a black line that delineates this lack of comparability between financial statements for the Predecessor and Successor periods. Total change of control transaction costs were $257.2 million, comprised of $198.9 million related to the acceleration of the Predecessor’s profits interest units and $58.3 million related to transaction expenses, including bonus payments and success-based fees paid by Seller in connection with the closing of the Transaction. The change of control transaction costs were recorded on the black line and therefore are not reflected in either the Predecessor or Successor periods.

The following table summarizes total consideration transferred, and the estimated fair value of the identified assets acquired and liabilities assumed at the Effective Date:

(IN THOUSANDS)
Consideration
Cash consideration	$2,935,867
Equity consideration (Parent equity issued in acquisition)	267,598

Total consideration	$3,203,465

Assets Acquired and Liabilities Assumed
Cash, cash equivalents, and restricted cash	$35,064
Accounts receivable	83,851
Federal income tax receivable	2,417
Other current assets	18,231
Intangible assets	1,813,784
Equipment and leasehold improvements	75,066
Operating lease right-of-use assets	36,497
Investments	10,000
Goodwill	1,644,777
Accounts payable	(12,111)
Accrued expenses and other liabilities	(49,650)
Earnouts related to prior acquisitions	(8,851)
Deferred tax liability	(395,877)
Lease liabilities	(43,814)
Deferred revenue	(5,919)

Total net assets acquired	$3,203,465

The estimated fair market value of the acquired intangible assets and weighted-average useful lives are as follows:

(IN THOUSANDS)
	Fair Value	Useful Life (in years)
Noncontractual customer relationships	$1,450,000	15
Developed technology	70,000	6-7
Patents and Trade name	45,000	10
Contractual customer relationships	175,000	3-7
Other	73,784	5-7

	$1,813,784

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The estimated fair values assigned to identifiable intangible assets acquired were determined primarily by using an income approach which was based on assumptions and estimates made by management. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are thus considered Level 3 measurements by authoritative guidance. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce and growth opportunities. The goodwill recorded is not deductible for income tax purposes.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments will be recorded to in the Consolidated Statements of Operations.

The Company assumed liabilities measured at fair value of $8.9 million relating to earn-outs of previous acquisitions made by the Acquiree. The remaining earn-outs that were not probable were estimated to be $7.4 million as of the Effective Date and are considered contingent obligations of the Company.

The Company expensed all transaction costs as incurred, which are included in acquisition-related expenses in the Consolidated Statements of Operations, with the exception of certain expenses resulting from the change of control. For the year ended December 31, 2020 (Successor), the Company incurred $11.8 million of transaction costs. For the year ended December 31, 2019 (Predecessor), the Seller incurred transaction costs of $10.2 million.

Pro forma financial information (unaudited)

The following unaudited pro forma information presents the combined results of the Company, as if the Transaction had been completed on January 1, 2019, with adjustments to give effect to pro forma events that are directly attributable to the Transaction.

(IN THOUSANDS)	Year ended December 31,
	2020 (Successor)	2019 (Predecessor)
Pro forma revenues	$463,411	$412,846
Pro forma loss	(85,948)	(143,032)

The unaudited pro forma consolidated results for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor) primarily include the following pro forma adjustments related to non-recurring activity, net of tax:

•	Incremental amortization expense of $111.5 million related to acquired intangible assets were included in pro forma net loss for the year ended December 31, 2019 (Predecessor).

•	Additional interest expense and amortization of debt issuance cost of $40.4 million were included in pro forma net loss for the year ended December 31, 2019 (Predecessor).

•	Acquisition-related costs of $9.3 million incurred in the year ended December 31, 2020 (Successor) were included in pro forma net loss for the year ended December 31, 2019 (Predecessor).

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, among other estimates, the determination of fair values and useful lives of long-lived assets, including internal-use software, as well as intangible assets, goodwill, allowance for doubtful accounts, recoverability of deferred tax assets, recognition of revenue and deferred revenue (including at the date of business combinations), amortization periods of contract assets, value of interest rate swaps, determination of fair value of equity-based awards, fair values of contingent consideration liabilities, and estimates associated with the fair values of the net assets acquired in business combinations and assumptions used in testing for impairment of long-lived assets . The Company evaluates these estimates on an ongoing basis. Actual results could differ from those estimates and such differences could be material to the Company’s consolidated financial statements.

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) it affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The adoption dates discussed below reflect this election.

COVID-19

In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. The COVID-19 pandemic has caused business disruption domestically in the United States, the area in which the Company primarily operates. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the COVID-19 pandemic. Therefore, while the Company expects that this matter may impact the Company’s financial condition, results of operations, or cash flows, the extent of the financial impact and duration cannot be reasonably estimated at this time. Further, the Company was both positively and negatively impacted by COVID-19, as each operating segment was engaged to support related studies.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned direct and indirect subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(c) Segment reporting

The Company manages its operations through two operating and reportable segments, Ethical Review (“ER”) and Clinical Trial Solutions (“CTS”), for the purpose of assessing and making operating decisions. The ER segment provides services including initial and continuing review of protocol, initial and continuing review of investigators, change in research, advertisement review, translations, biosafety management, biosafety program

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

assessments, training, etc. The ER segment also provides a hosted software application to its clients on a subscription basis. The CTS segment provides transformational solutions that stimulate growth, foster compliance, and maximize efficiency for those who perform clinical trials, including both services and software licenses. The services include clinical and human gene therapy research services and laboratory biosafety consulting services; solutions for human research protections and clinical research support; online learning solutions in the field of clinical research; an electronic informed consent solution that streamlines the clinical research process; and oncology review services; cloud-based solutions and an automated technology platform that enable clinical research sites to centralize and manage research activities.

(d) Cash, Cash Equivalents and Restricted Cash

The Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. Cash that is received by customers which is to be used to make payments to clinical research sites on behalf of the clinical research sponsors are maintained in separate bank accounts and are listed on the Consolidated Balance Sheets as restricted cash.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets to the amounts presented in the Consolidated Statements of Cash Flows:

(IN THOUSANDS)	Successor	Predecessor
	Year ended December 31,
	2020	2019
Cash and cash equivalents	$177,902	$32,945
Restricted cash	195	590

Total cash and cash equivalents, and restricted cash	$178,097	$33,535

(e) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents investments and receivables. Management believes that the Company is not exposed to significant credit risk as the Company’s cash deposits are held at financial institutions that management believes to be of high-credit quality, and the Company has not experienced any losses on these deposits. The Company conducts ongoing credit evaluations of its customers and generally does not require collateral or other security.

As of and for the year ended December 31, 2020 (Successor), only one customer has accounted for more than 10% of the accounts receivable. This customer accounts for $20.4 million, approximately 19%, of the total accounts receivable presented on the Consolidated Balance Sheet as of December 31, 2020 (Successor). No customers accounted for more than 10% of the total revenues for the year ended December 31, 2020 (Successor) and total accounts receivable or revenues for the year ended December 31, 2019 (Predecessor).

(f) Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a regular review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience and knowledge applied to an aging of accounts, knowledge of its customers’ financial condition, credit history, and existing economic conditions. Accounts

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. An account receivable is considered past due if any portion of the receivable balance is outside of the payment terms. Interest is not charged on accounts receivable. An allowance for doubtful accounts of $1.8 million and $1.5 million was provided in the accompanying Consolidated Balance Sheets as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

(g) Internal-Use Software, Equipment and Leasehold Improvements

The Company capitalizes its costs to develop its internal use software when a project has been determined to meet application development stage, or preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. These costs are included in Internal-use software, equipment and leasehold improvements, net in the Company’s Consolidated Balance Sheets and are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates 3 years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. These costs include personnel and related employee benefits for employees directly associated with the software development and external costs of the materials or services consumed in developing or obtaining the software. Capitalized internal-use software classified as construction in progress includes capitalized software costs for projects that have not yet been placed in service.

The Company capitalized internal-use software costs of $22.4 million and $19.4 million for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

Equipment, furniture and fixtures and leasehold improvements are recorded at cost, less accumulated depreciation. Expenditures which improve or extend the life of the respective assets are capitalized, whereas expenditures for normal repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the Company’s Consolidated Balance Sheets and any gain or loss is recorded in the Consolidated Statements of Operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of assets. The estimated useful lives are as follows:

Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

(h) Debt Issuance Costs

Debt issuance costs for the Company’s term loans are recorded as a direct deduction from the carrying amount of the term loans, consistent with debt discounts, and are amortized through maturity of the term loans using the effective interest method. Amortization of these debt issuance costs is included in interest expense. Debt issuance costs for line-of-credit agreements, including the Company’s senior revolving credit facility, are capitalized and amortized over the term of the underlying agreements using the straight-line method. The Company incurred $47.5 million and $0 of debt issuance costs in relation to the term loans in the years ended December 31, 2020 (Successor) and 2019 (Predecessor), respectively. The Company incurred $2.8 million and $0 of debt issuance costs in relation to the revolver credit facility in the years ended December 31, 2020 (Successor) and 2019 (Predecessor), respectively. Amortization of the term loan debt issuance costs is included in interest expense while the unamortized balance related to the term loans is presented as part of the long-term debt, net of discount and current portion. The unamortized balance of the debt issuance costs on the revolver credit facility is

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

presented separately on the Consolidated Balance Sheet. Amortization expense recognized on debt issuance costs in relation to the term loans totaled $4.8 million and $3.7 million for the years ended December 31, 2020 (Successor) and 2019 (Predecessor), respectively. Amortization expense recognized on debt issuance costs in relation to the revolving credit facility totaled $1.0 million and $0 for the years ended December 31, 2020 (Successor) and 2019 (Predecessor), respectively.

(i) Impairment of Long-Lived Assets

The carrying amounts of the Company’s long-lived assets, including property and equipment, leasehold improvements, capitalized internal-use software, and acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter useful life. The Company accelerated depreciation of certain fixed assets that were determined to no longer have future economic benefit. See Note 12. Internal-use Software, Equipment and Leasehold Improvements and Note 13. Goodwill and Intangibles for additional information.

(j) Goodwill

The Company records goodwill as the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for under the acquisition method of accounting. Goodwill is not amortized, instead it is subject to annual impairment testing and interim assessments between annual tests if an event occurs or circumstances exist that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Following early adoption of ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350) on January 1, 2019, the Company has the option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance and other relevant events and factors affecting each reporting unit. If, after assessing the totality of events or circumstances, the Company determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Company determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company must perform the quantitative test. The quantitative test requires a comparison of the fair value of the individual reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not impaired and no further analysis is necessary. If the carrying value of the reporting unit exceeds the fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The Company conducts its annual impairment test of goodwill during the fourth quarter of each fiscal year. The early adoption of ASU 2017-04 did not have an impact on our consolidated financial statements as we concluded based on the qualitative assessment performed in 2019 and 2020 that the fair value of each of the Company’s two reporting units was more likely than not greater than their carrying amounts, and no further analysis was needed. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same as an operating segment. The Company determined that it has two reporting units, ER and CTS, which are the same as its operating segments.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

No significant changes occurred from the assessment date in the fourth quarter to the end of the fiscal year. Accordingly, no impairment loss was recorded for the years ended December 31, 2020 (Successor), and December 31, 2019 (Predecessor).

(k) Intangible Assets

Intangible assets consist of acquired customer relationships, contractual customer relationships, developed technology, patents and trade names. Contractual customer relationships represent existing contracts between the Company and customers. All of the intangible assets are determined to have a finite life and are amortized over the estimated useful life using the straight-line method. The Company evaluates finite intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset are less than its carrying amount. In connection with an effort to better optimize our operating structure, the Company recorded a $4.6 million impairment loss as of December 31, 2020 due to the abandonment of certain capital assets and activities that no longer fit the Company’s core objectives. The impairment loss is included within selling, general and administrative expenses in the Company’s Statement of Operations for the year ended December 31, 2020 (Successor). There were no impairment losses related to intangible assets for the year ended December 31, 2019 (Predecessor).

(l) Revenue Recognition

Effective January 1, 2019, the Company adopted the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), on a full retrospective basis. Refer to the Recently Adopted Accounting Pronouncements for additional information.

The Company’s revenues consist of fees for the review of clinical research trial protocols and investigators, technology-enabled specialty clinical consulting services which support various steps of the clinical trial process that are designed to optimize efficiency, fees for software licenses and hosted software applications which support the conduct of effective clinical trials, and professional services associated with maintenance and training. The Company’s revenues result from contracts with clients that generally range from one to five years. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Certain of the Company’s contracts contain multiple performance obligations. Performance obligations promised in a contract are identified based on the products and services that will be transferred to a client that are both capable of being distinct, whereby the client can benefit from the service either on its own or together with other resources that are readily available and are distinct in the context of the contract, whereby the transfer of services and products is separately identifiable from other promises in the contract. If a contract is separated into more than one distinct performance obligation, the Company allocates the total transaction price to each distinct performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services.

In instances where standalone selling price is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the standalone selling price using information that may include market conditions and other observable inputs. The Company typically has more than one standalone selling price for individual products and services due to the stratification of those products and services by clients and circumstances. In these instances, the Company may use information such as the size of the client and geographic region in determining the standalone selling price.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Revenue is based on the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing products and services to clients. If the consideration promised in a contract includes a variable amount, the Company estimates the amount to which it expects to be entitled using either the expected value or most likely amount method. Examples of variable consideration in the Company’s contracts include volume discounts, service-level penalties, and performance bonuses, other forms of contingent revenue, or other variable consideration such as third-party pass-through and out-of-pocket costs incurred. The Company only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are based on all information (historical, current and forecasted) that is reasonably available to the Company, taking into consideration the type of client, the type of transaction and the specific facts and circumstances of each arrangement. The Company reviews and updates these estimates regularly, and the impact is recognized in the period the adjustments are identified. The Company has not experienced any out-of-period adjustments that were quantitatively material. Amounts billed and due from clients are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due.

As a practical expedient, the Company does not account for significant components if the period between when the Company transfers the promised product or service to the client and when the client pays for that product or service will be one year or less. Under typical payment terms for the Company’s contracts, the client pays generally net 30 to net 90 days. The payment terms are not considered a significant financing component due to the timing in which control transfers and the Company expects to receive payment in less than a year.

The Company may include subcontractor services such as investigators or third-party vendor equipment or software in certain integrated services arrangements. The Company has the ultimate responsibility to fulfill these costs and therefore records the related amounts in gross revenues.

Assurance-type warranties are the only warranties provided by the Company, and as such, the Company does not recognize revenue on warranty-related work.

Revenues do not include any state or local taxes collected from clients on behalf of governmental authorities. The Company made the accounting policy election to continue to exclude these amounts from revenues.

The Company does not believe that it currently has any obligations related to rights to return that would result in a material impact to revenues.

The following describes the nature of the Company’s primary types of revenues and the revenue recognition policies as they pertain to the types of transactions the Company enters into with its clients.

ER Segment

The Company recognizes revenue under its ER segment through services satisfied at points in time associated with the review of research trial protocols, including initial and continuing review of protocols, initial and continuing review of investigators, and other reviews associated with research trials. The Company’s ER segment also separately provides a hosted software application to its clients on a subscription basis for research management and trial submissions.

(i) Ethical Review Services

The Company recognizes revenue associated with the review of research protocols when the client has taken control, and the performance obligation of review is satisfied, which is when delivery of the Certificate of Action

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

has been issued and provided to the client. The performance obligation of review is satisfied at a point in time because the client is not able to simultaneously receive and consume the benefits provided as the Company performs the services, the Company’s performance does not create or enhance an asset that the client controls as the asset is created or enhanced, and the Company does not have an enforceable right to payment for performance completed to date.

(ii) Software Hosting

Revenues from a software hosting or SaaS arrangements are recognized ratably over the contractual term of the contract as the client has the right to continuous use of software at any time throughout the term, simultaneously receiving and consuming the benefits of the SaaS arrangement as it is provided. Further, during the contractual term, the client has access to the software, but does not have the contractual right to take possession of it. The output method that accurately depicts the transfer of control was determined to be the ratable delivery of accessibility to the client.

CTS Segment

The Company recognizes revenue under its CTS segment through specialized services related to the administration, conduct and optimization of clinical trials enabled by a variety of integrated technology-enabled solutions. These solutions include specialty clinical consulting services and proprietary software which provide integrated, end-to-end support of various steps of the clinical trial process that have been designed to optimize efficiency.

(i) Clinical Consulting Services

Clinical consulting services include study planning, site identification and activation including contracting and budgeting, site optimization through benchmarking and analytics, patient enrollment and retention services, clinical rater and patient training and assessments, specialized biostatistical analysis and endpoint adjudication, research management and independent expert reviews of clinical endpoints and safety data.

Clinical consulting services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over five years. The performance obligation of professional services is satisfied over time because the client simultaneously receives and consumes the benefits provided as the Company performs the services. Fixed-price contracts utilize an input method to measure the progress based on the number of resources used over the varying lengths of time they are incurred. Fixed-price per measure of output contracts utilize an output method to measure the progress based volume of activities in each period or units delivered. These methods accurately depict the transfer of control based on the nature of the contracts.

Some of these services are enabled by proprietary technology.

(ii) Software Licenses and Hosting

The Company’s software license offerings include clinical management and support software that contains many of the Company’s learning modules and integration software for clients to track and maintain data for their clinical trials and to deliver trial safety documents. Some of these offerings can be delivered entirely or partially through Software-as-a-Service (“Saas”) or cloud delivery models, while others are delivered as on-premise software licenses.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Revenue from on-premise software licenses, whereby the client has the right to take contractual possession of the software, is recognized at the point in time when the software is delivered, and control has transferred to the client. The Company has determined that post-contract support and the right to unspecified enhancements and upgrades on a “when-and-if-available” basis included with on-premise software licenses are immaterial in the context of the contract.

Revenues from a software hosting or SaaS arrangement is recognized ratably over the contractual term of the contract as the client has the right to continuous use of software at any time throughout the term, simultaneously receiving and consuming the benefits of the SaaS arrangement as it is provided. The output method that accurately depicts the transfer of control was determined to be the ratable delivery of accessibility to the client. In software hosting arrangements, the rights provided to the client (e.g., license rights, contract termination provisions and the ability of the client to operate the software on its own in the case of an on-premise license agreement) are considered in determining whether the arrangement includes a license. In arrangements that include a software license, the associated license revenue is recognized at a point in time, as the software license has significant standalone value and the functionality of the license the clients have rights to during the license term does not substantively change due to ongoing activities.

The Company also separately provides software services that include configuration, maintenance and support, and training and consulting. Revenue is recognized as services are performed, measured on a proportional-performance basis, using either input or output methods that are specific to the service provided.

(iii) Other Revenues

Other revenues include newsletter subscriptions, market research reports, and other professional education materials. Subscription revenue that is billed upfront is initially recorded as deferred revenue and is recognized as revenue over the term of the subscription or contract period using an output-based measure of passage of time or progress based on volume of activities in each period. Revenue from products sold on a one-off basis is recognized at the point of sale, when the client obtains control of the products.

Refer to Note 6. Revenue from Contracts with Customers, for further information, including disaggregation of revenue, contract balances, and contract acquisition costs.

(m) Cost of Revenues

Cost of revenues, excluding depreciation and amortization (referred to as “cost of revenues”), consists primarily of payroll and employee related expenses, site services, client reimbursable expenses, rent, review board fees, and overhead attributable to the delivery of services and goods. This amount includes the direct labor costs used to provide the Company’s services. Cost of revenues do not include indirect expenses such as advertising, sales commissions, and other expenses that cannot be directly attributed to the good or service being provided by the Company.

(n) Selling, General and Administrative

Selling, general and administrative expenses (“SG&A”) consists primarily of non-revenue producing employee-related expenses, including payroll, sales commissions and equity-based compensation, associated with our executive, legal, finance, human resources, and other administrative functions. SG&A expense also includes professional fees for external legal, accounting and other consulting services, overhead costs, impairment of intangible assets, lease abandonment charges and other general operating expenses.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(o) Rent Expense and Deferred Rent

Leases (ASC 840)

The Company (Predecessor) leases administrative office and storage space nationwide under non-cancelable operating leases. For leases that contain pre-determined, fixed escalations of the minimum rent, the Company recognizes the rent expense on a straight-line basis and records the cumulative difference between the rent expense and the cash rent payable as a liability. Leases meeting the criteria for capitalization are reported as capital leases.

Leases (ASC 842)

The Company (Successor) early adopted the new Leases standard (“ASC 842”) effective January 1, 2020, using the optional transition method, and therefore, it has not applied the standard to the comparative periods presented on the consolidated financial statements. The Company determines if an arrangement is a lease at inception. Upon adoption of ASC 842, the Company elected the package of practical expedients available for transition that allow the Company to not reassess whether expired or existing contracts contain leases under the new definition of a lease, lease classification for expired or existing leases and whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. The Company’s material operating leases consist of leases for administrative office and storage space nationwide. The Company’s leases generally have remaining terms up to ten years, and the lease terms include options to extend or not terminate the lease when it is reasonably certain that it will exercise extension options or not exercise termination options. Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. The rates implicit in the lease are not determinable, and therefore, the Company uses its incremental borrowing rate as the discount rate to determine the present value of the lease payments for leases. The incremental borrowing rate is determined on the basis that the Company would have to pay to borrow on a collateralized basis over a similar term.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities within current liabilities and long-term liabilities on our Consolidated Balance Sheets. Where leases contain escalation clauses, rent abatements, or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line operating lease cost over the lease term. Variable payments are excluded from the measurement of ROU assets and lease liabilities and are recognized as lease expense in the Consolidated Statement of Operations when the obligation is incurred. In addition, as the Company has elected to combine lease and non-lease components for all classes of assets, any variable payments related to leases such as common area maintenance, insurance, and taxes are disclosed as variable lease cost. Certain real estate leases include options to renew or terminate at the Company’s election. The Company assessed the likelihood of the options at the inception of the lease on a lease by lease basis.

In response to the COVID-19 pandemic, the FASB provided relief under ASU 2016-02, Leases (Accounting Standards Codification “ASC” 842). Under this relief, companies can make a policy election on how to treat lease concessions resulting directly from the COVID-19 pandemic, provided that the modified contracts result in total cash flows that are substantially the same or less than the cash flows in the original contract. The Company made the policy election to account for lease concessions that result from the COVID-19 pandemic as if they were made under enforceable rights in the original contract. Additionally, the Company made the policy election to account for these concessions outside of the lease modification framework described under ASC 842. The Company recorded accruals for deferred rental payments and recognized rent abatements or concessions as variable lease costs in the periods incurred. As of December 31, 2020, the Company recorded a total of

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

$0.9 million in relation to accruals for rent payment deferrals in “accrued expenses and other liabilities” in the accompanying Consolidated Balance Sheet.

Related to the adoption of Topic 842, and for leases executed subsequent to the adoption of Topic 842, our policy elections are as follows:

Separation of lease and non-lease components	The Company elected the expedient to account for lease and non-lease components as a single component for all applicable classes of underlying assets.

Short-term recognition exemption	The Company elected the short-term lease recognition exemption for all applicable classes of underlying assets. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, are not recorded on the Consolidated Balance Sheet. Short-term lease disclosures include only those leases with a term greater than one month and 12 months or less, and expense is recognized on a straight-line basis over the lease term.

(p) Other Assets

Other assets consist of a minority investment of $10.0 million made during 2018 in exchange for a 14.29 percent interest in ClinicaHealth, Inc. (“Inspire”). The Company’s minority investment does not allow it to exert significant influence on Inspire. The Company records investments in securities that are not publicly traded at cost, less impairments and adjusts the investment for any changes resulting from an observable price change in an orderly transaction for identical or similar investments of the same issuer. The Company assesses relevant transactions that occur on or before the balance sheet date to identify observable price changes, and regularly monitors these investments to evaluate whether there is an indication that the investment is impaired, based on the implied value of recent company financings, public market prices of comparable companies, and general market conditions. No impairment factors were identified for the investment for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor).

(q) Long-term Debt

The fair value of the Company’s debt is based on a discounted cash flow approach using quoted prices of instruments with similar terms and maturities and an estimate for our standalone credit risk valuations with observable inputs. The primary inputs to the valuation include market expectations, the Company’s credit risk, and the contractual terms of the debt instrument (Level 2 fair value measurement).

Although we have determined the estimated fair values using available market information and commonly accepted valuation methodologies, considerable judgment was required in interpreting market data to develop fair value estimates for the term loans under the Second Lien Credit Facility. The fair value estimates were based on information available as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor). As such, our estimates are not necessarily indicative of the amount we could realize in a current market exchange.

(r) Net income (loss) per Share/Unit

Basic income (loss) per share/unit is computed by dividing net income (loss) attributable to the Company by the weighted average number of common shares/units outstanding during the reporting period, without consideration

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

for potentially dilutive securities. Diluted income (loss) per share/unit is computed by dividing net income (loss) attributable to the Company by the weighted-average shares/units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on income (loss) per share/unit. All net income for the Seller for the year ended December 31, 2019 was entirely allocable to Seller’s unitholders.

See Note 9. Earnings (Loss) per Share/Unit, for additional information on dilutive securities.

(s) Income Taxes

Deferred income taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted the accounting standard, ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are only included if there is greater than 50 percent likelihood of them being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as income tax expense.

(t) Equity-Based Compensation

Equity-based compensation expense includes cost associated with profits interest units granted to certain members of key management. The fair value of profits interest units is estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the profits interests, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that options granted are expected to be outstanding, based on a liquidity event. The risk-free rate is based on the rate at grant date of five-year U.S. treasury security yields, with a term comparable to the expected term of the units. Expected volatility is estimated based on the historical volatility of comparable public entities’ stock price from the same industry. The Company’s marketability discount is based on varying volatilities exhibited of comparable public companies. The Company recognizes compensation expense over the vesting period of the award on a graded basis. The Company elects to recognize forfeitures as they occur.

(u) Foreign Currency Translation

Generally, the functional currency of the Company’s international subsidiaries is the local currency of the country in which they operate. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each reporting period. Revenue and expenses for these subsidiaries are translated using average exchange rates prevailing during the period.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Gains and losses from these translations are recognized as a cumulative translation adjustment and included as a separate component in accumulated other comprehensive (loss) income within Consolidated Statements of Members’ Equity.

For transactions that are not denominated in the local functional currency, the Company remeasures monetary assets and liabilities at exchange rates in effect at the end of each reporting period. Foreign currency transaction gains and losses are included net within comprehensive loss in the Consolidated Statements of Comprehensive (Loss) Income and resulted in foreign currency (loss) gain of $(0.2) million and $0.1 million for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

(v) Business Combinations

Upon acquisition of a company, the Company determines if the transaction is a business combination, which is accounted for using the acquisition method of accounting pursuant to FASB ASC 805, “Business Combinations.” Under the acquisition method, once control is obtained of a business, the assets acquired, and liabilities assumed, including amounts attributed to noncontrolling interests, are recorded at fair value. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The determination of the fair values is based on estimates and judgments made by management. The Company’s estimates of fair value are based upon assumptions it believes to be reasonable, but which are inherently uncertain and unpredictable. Measurement period adjustments are reflected at the time identified, up through the conclusion of the measurement period, which is the time at which all information for determination of the values of assets acquired and liabilities assumed is received, and is not to exceed one year from the acquisition date. The Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill.

The Company’s consolidated financial statements include the results of operations of an acquired business after the completion of the acquisition.

(w) Contingent Consideration

The Company records contingent consideration resulting from a business combination at fair value at the acquisition date. The Company revalues these obligations and records increases or decreases in their fair value as an adjustment to earnings. Changes to contingent consideration obligations can result from adjustments to discount rates, accretion of the liability due to the passage of time, changes in estimates of the likelihood or timing of achieving the earnouts.

(x) Comprehensive (Loss) Income

FASB ASC 220, “Comprehensive Income,” establishes standards for reporting of comprehensive income and its components (revenue, gains, and losses) in a full set of general-purpose financial statements. FASB ASC 220 requires that all components of comprehensive income, including net income, be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive (loss) income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net (loss) income and other comprehensive (loss) income, including foreign currency translation adjustments, shall be reported to arrive at comprehensive (loss) income. Comprehensive (loss) income is displayed in the Consolidated Statements of Comprehensive (Loss) Income.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(y) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are defined below:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, term loans, and an Interest Rate Cap derivative. The assets and liabilities that were measured at fair value on a recurring basis are cash equivalents, restricted cash equivalents and the Interest Rate Cap derivative. With the exception of the Successor Second Lien Term Loan, the Company has determined that the carrying values of its financial instruments approximate fair values.

Interest Rate Cap is valued in the market using discounted cash flows techniques. These techniques incorporate Level 1 and Level 2 inputs. The market inputs are utilized in the discounted cash flows’ calculation considering the instrument’s term, notional amount, discount rate and credit risk. Significant inputs to the derivative instrument valuation model for interest rate swaps are observable in active markets and are classified as Level 2 in the hierarchy.

The following table set forth the assets and liabilities that were measured at fair value on a recurring and non-recurring basis by their levels in the fair value hierarchy at December 31, 2020 (Successor):

(IN THOUSANDS)	Level 1	Level 2	Level 3	Total
Asset
Interest Rate Cap	$—	$477	$—	$477

Total	$—	$477	$—	$477

The fair value of the Interest Rate Cap at December 31, 2019 (Predecessor) was immaterial.

For the acquisitions noted in Note 3. Business Combinations, the fair value measurement methods used to estimate the fair value of the assets acquired and liabilities assumed at the acquisition dates utilized a number of significant unobservable inputs of Level 3 assumptions. These assumptions included, among other things, projections of future operating results, implied fair value of assets using an income approach by preparing a discounted cash flow analysis, and other subjective assumptions.

(z) New Accounting Pronouncements

The Company, an emerging growth EGC, has elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards which allows the Company to defer adoption of certain accounting standards until those standards would otherwise apply to private companies.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), related to revenue recognition which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services in accordance with the five step model outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application.

Effective January 1, 2019, the Company and the Predecessor adopted the requirements of Topic 606 using the full retrospective method, where the standard was applied to each prior reporting period presented and the cumulative effect of applying the standard was recognized at January 1, 2018.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which replaced the existing guidance in ASC Topic 840, “Leases” (“Topic 840”). The FASB subsequently issued the following amendments to ASU No. 2016-02 that have the same effective date and transition date: ASU No. 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; ASU No. 2018-11, Leases (Topic 842): Targeted Improvements; ASU No. 2018-20, Narrow-Scope Improvement for Lessors; and ASU No. 2019-01, Leases (Topic 842): Codification Improvements.

ASC 842 requires an entity to recognize a right of use (“ROU”) asset and lease liability for all leases with terms of more than 12 months. The Company early adopted the new standard effective January 1, 2020, using the optional transition method, and therefore, it has not applied the standard to the comparative periods presented on the Company’s consolidated financial statements. The Company recorded ROU assets of $36.5 million and lease liabilities of $43.8 million on the Company’s Consolidated Balance Sheets on January 1, 2020. The difference between the right-of-use assets and lease liabilities was due to deferred rent that was reclassified from Deferred Rent on the Company’s Consolidated Balance Sheet to ROU assets on the adoption date.

The Company has elected the following practical expedients:

Package of practical expedients	The Company has not reassessed whether any expired or existing contracts are, or contain, leases.

The Company has not reassessed the lease classification for any expired or existing leases.

The Company has not reassessed initial direct costs for any expired or existing leases.

Hindsight practical expedient	The Company has not elected the hindsight practical expedient, which permits the use of hindsight when determining lease term and impairment of operating lease assets.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Topic 842 did not have any impact to the Consolidated Statements of Operations or the Consolidated Statements of Cash flows. Adoption of the new standard resulted in changes to the Company’s accounting policy for leases. See Note 2. Summary of Significant Accounting Policies and Note 4. Leases, for more information.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. The Company and the Predecessor adopted this standard as of January 1, 2019 with no impact on its Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash.” ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The ASU requires changes in the Company’s restricted cash to be classified as either operating activities, investing activities or financing activities in the Consolidated Statements of Cash Flows, depending on the nature of the activities that gave rise to the restriction. The new standard is effective for annual reporting periods beginning after December 15, 2018. Retrospective transition method is to be applied to each period presented. The Company and the Predecessor adopted this standard as of January 1, 2019 with no impact on its Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, (“ASU 2017-04”). ASU 2017-04 will simplify the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in reporting periods beginning after December 15, 2022, with early adoption permitted. The Company and the Predecessor adopted this standard as of January 1, 2019 with no impact on its Consolidated Financial Statements.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This guidance simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods and services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606, “Revenue from Contracts with Customers.” The Company and the Predecessor adopted this standard as of January 1, 2019 with no impact on its Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements (Topic 820)”, which improved the effectiveness of disclosure requirements for recurring and

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company adopted this standard on January 1, 2020 with no material impact on its Consolidated Financial Statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments”, which has been subsequently amended by ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-03 (“ASU 2016-13”). The provisions of ASU 2016-13 modify the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology and require a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Per ASU 2019-10 issued in November 2019, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for private companies. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles-Goodwill and Other-Internal-use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for calendar-year public business entities in 2020. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting ASU 2018-15 on the Company’s Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intra-period tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax) which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently assessing the timing and impact of adopting ASU 2019-12 on the Company’s Consolidated Financial Statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848).” This guidance provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities’ financial reporting burdens as the market transitions from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied through December 31, 2022. The Company is currently evaluating whether we will elect the optional expedients, as well as evaluating the impact of ASU 2020-04 on the Company’s Consolidated Financial Statements.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3. Business Combinations

2020 Acquisition Activity—Successor Period

Trifecta Multimedia, LLC

On November 1, 2020, the Company acquired Trifecta Multimedia, LLC (“Trifecta”), which is a technology-enabled clinical trial solution company with its major asset being the comprehensive site communication platform, by acquiring all membership interests of Trifecta for a total purchase price of $137.9 million. The acquisition provided the Company with site communication technology in clinical trials. The total purchase price included cash consideration of $129.9 million and equity consideration of $6.3 million of membership interests in the Parent, at fair value. The equity consideration was part of an exchange agreement in which the Parent would transfer membership interests valued at $25.0 million of Parent with 25% vested at the acquisition date and the remaining 75% vested equally on each anniversary of the acquisition date for the next three years. The total purchase price also included contingent consideration of $1.8 million which was deferred at the acquisition date, with payment to the sellers contingent upon exceeding revenue targets in fiscal years 2021, 2022, and 2023. The amount of contingent payment equals to the amount by which the revenue exceeds the targets without a cap to the maximum payment. The contingent consideration was recorded at its estimated fair value as of the acquisition date. This business is included in the CTS reportable segment.

The following table summarizes the total consideration transferred to acquire Trifecta and the estimated fair value of the identified assets acquired and liabilities assumed as of the acquisition date:

(IN THOUSANDS)
Consideration
Cash consideration	$129,862
Equity consideration (Parent equity issued in acquisition)	6,250
Contingent consideration (earnout)	1,824

Total consideration	$137,936

Assets Acquired and Liabilities Assumed
Cash and cash equivalents	2,289
Accounts receivable	5,998
Other current assets	1,584
Intangible assets	65,940
Equipment and leasehold improvements	2,846
Operating lease right-of-use assets	3,409
Other assets	185
Goodwill	63,613
Accounts payable	(61)
Accrued expenses and other liabilities	(364)
Deferred revenue	(120)
Lease liabilities	(3,409)
Deferred tax liability	(3,974)

Total net assets acquired	$137,936

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the components of intangible assets acquired and their estimated weighted-average useful lives as of the acquisition date:

(IN THOUSANDS)	Fair Value	Useful Life (in years)
Trade name	$3,270	10
Noncompete agreement	270	5
Developed technology	31,450	4
Noncontractual customer relationships	30,950	8

Total intangible assets subject to amortization	$65,940

The Company accounted for the Trifecta acquisition using the acquisition method of accounting. The Successor’s consolidated financial statements reflect the preliminary purchase price allocation to the assets acquired and liabilities assumed based on fair values at the date of the acquisition. The fair values assigned to identifiable intangible assets acquired were determined primarily by using an income approach which was based on assumptions and estimates made by management. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are thus considered Level 3 measurements by authoritative guidance. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce and growth opportunities. The acquisition was considered an acquisition of assets for tax purposes and, accordingly, goodwill is expected to be deductible for tax purposes.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments will be recorded to in the Consolidated Statements of Operations.

The amounts of revenues and earnings of Trifecta included in the Company’s Consolidated Statement of Operations from the acquisition date of November 1, 2020 to December 31, 2020 are as follows:

(IN THOUSANDS)
Revenues	$4,236
Net loss	(1,825)

Transaction Costs

The Company incurred $0.9 million of transaction costs, primarily consisting of legal and advisory fees, associated with the Trifecta acquisition in the year ended December 31, 2020 and the costs were included in acquisition-related expenses in the Consolidated Statements of Operations. The Company also incurred costs for the issuance of debt incurred to finance the Trifecta acquisition, which were capitalized as debt issuance costs as of the acquisition date in the amount of $4.0 million.

2019 Acquisition Activity—Predecessor Period

Analgesic Solutions LLC

On April 1, 2019, the Predecessor acquired all equity interests of Analgesic Solutions LLC (“Analgesic Solutions”), which focuses on increasing assay sensitivity in clinical trials by offering consulting, innovative

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

tools, data science, technology, and specialized training, for a total purchase price of $18.6 million. The acquisition provided the Predecessor expertise in and technology for capturing and analyzing reliable measures of pain experienced by participants in clinical trials. The total purchase price included cash consideration of $13.8 million and contingent consideration of $4.7 million which provided the sellers with an opportunity to earn up to $6.0 million as an earnout based on achieving certain levels of earnings in 2019 and 2020. The contingent consideration was recorded at its estimated fair value as of the acquisition date. The acquisition also provided the sellers with an opportunity to earn an additional $2.0 million as retention bonuses payable at the 2-year anniversary of the acquisition date. This business is included in the CTS reportable segment.

The following table summarizes the total consideration transferred to acquire Analgesic Solutions and the estimated fair value of the identified assets acquired and liabilities assumed as of the acquisition date:

(IN THOUSANDS)
Consideration
Cash consideration	$13,845
Contingent consideration (earnout)	4,730

Total consideration	$18,575

Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$230
Accounts receivable	624
Other current assets	534
Intangible assets	6,300
Equipment and leasehold improvements	66
Goodwill	13,849
Accounts payable	(89)
Accrued expenses and other liabilities	(709)
Deferred rent	(17)
Accrued tax liability	(1,475)
Deferred revenue	(738)

Total net assets acquired	$18,575

The following table summarizes the components of intangible assets acquired and their estimated weighted-average useful lives as of the Analgesic Solutions acquisition date:

(IN THOUSANDS)	Fair Value	Useful Life (in years)
Trade name	$620	10
Noncompete agreements	60	3-4
Developed technology	1,230	4
Noncontractual customer relationships	4,390	8

Total intangible assets subject to amortization	$6,300

The Predecessor accounted for the acquisition using the acquisition method of accounting. The Predecessor’s consolidated financial statements reflect the purchase price allocation to the assets acquired and liabilities assumed based on fair values at the date of the acquisition. The fair values assigned to identifiable intangible assets acquired were determined primarily by using an income approach which was based on assumptions and estimates made by management. Significant assumptions utilized in the income approach were based on

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

company-specific information and projections, which are not observable in the market and are thus considered Level 3 measurements by authoritative guidance. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce and growth opportunities. The goodwill recorded is not deductible for income tax purposes.

Subsequent to the acquisition date, the Predecessor has adjusted the contingent consideration to fair value with changes in fair value recognized in earnings. Changes in fair values reflect new information about the probability and timing of meeting the conditions of the contingent earnout. The fair value of the contingent consideration for the acquisition was $4.8 million and $4.8 million as of December 31, 2020 and December 31, 2019, respectively, discounted based on the probability-weighted cash flows. The 2019 earnout target was achieved and the original 2020 earnout target was renegotiated to be assessed based on 2021 results due to COVID impact.

The amounts of revenues and earnings of Analgesic Solutions included in the Predecessor’s Consolidated Statement of Operations from the acquisition date of April 1, 2019 to December 31, 2019 are as follows:

(IN THOUSANDS)
Revenues	$5,617
Net income	202

WCG CSO Consulting LLC

On July 19, 2019, the Predecessor acquired the assets of WCG CSO Consulting LLC (“WCG CSO Consulting”), which provides management consulting services for biopharmaceutical clinical research clients and focuses on making clinical development more efficient and productive through improvements in organization, process and technology, for a total purchase price of $1.5 million. The acquisition provided the Company expert consultants to assist clients with the integration of technologies used in clinical trials. The acquisition provided certain members of the WCG CSO Consulting management team with an opportunity to earn an additional $1.8 million structured as a series of retention bonuses. The retention bonuses are spread evenly across 2020, 2021, and 2022 and represent up to $0.6 million of additional payments per year. As of December 31, 2020 (Successor) all employees were terminated and no further retention bonuses will be due. This business is included in the CTS reportable segment.

The acquisition did not have a material impact on the Predecessor’s reported revenue or earnings for the year ended December 31, 2019 (Predecessor).

PharmaSeek

On August 1, 2019, the Predecessor acquired all equity interests of PharmaSeek, LLC (“PharmaSeek”), a provider of turn-key administrative, consulting, patient recruitment and training solutions for clinical research sites, for a total cash purchase price of $40.9 million. The acquisition provided the Company with capabilities to help research sites improve their clinical research programs. This business is included in the CTS reportable segment.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes the total consideration transferred to acquire PharmaSeek and the estimated fair value of the identified assets acquired and liabilities assumed as of the acquisition date:

(IN THOUSANDS)
Consideration
Cash consideration	$40,939

Total consideration	$40,939

Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$563
Accounts receivable	3,085
Other current assets	6
Intangible assets	21,434
Equipment and leasehold improvements	401
Goodwill	16,887
Accounts payable	(689)
Accrued expenses and other liabilities	(745)
Deferred revenue	(3)

Total assets acquired	$40,939

The following table summarizes the components of intangible assets acquired and their estimated weighted-average useful lives as of the PharmaSeek acquisition date:

(IN THOUSANDS)	Fair Value	Useful Life (in years)
Trade name	$940	10
Noncompete agreements	546	5
Developed technology	3,040	4
Noncontractual customer relationships	16,908	8

Total intangible assets subject to amortization	$21,434

The Predecessor accounts for the acquisition using the acquisition method of accounting. The Predecessor’s consolidated financial statements reflect the purchase price allocation to the assets acquired and liabilities assumed based on fair values at the date of the acquisition. The fair values assigned to identifiable intangible assets acquired were determined primarily by using an income approach which was based on assumptions and estimates made by management. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are thus considered Level 3 measurements by authoritative guidance. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce and growth opportunities. The acquisition was considered an acquisition of assets for tax purposes and, accordingly, goodwill is expected to be deductible for tax purposes.

The amounts of revenues and earnings of PharmaSeek included in the Predecessor’s Consolidated Statement of Operations from the acquisition date of August 1, 2019 to December 31, 2019 are as follows:

(IN THOUSANDS)
Revenues	$5,216
Net income	427

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statistics Collaborative Inc.

On December 31, 2019, the Predecessor acquired all equity interests of Statistics Collaborative Inc. (“SCI”), which strengthened the Predecessor’s clinical services by adding SCI’s highly specialized biostatistical consulting services for developers of new drugs and biologics, for a total purchase price of $23.3 million. The acquisition provided the Company with highly specialized biostatistics consultants to assist clients analyze and present clinical trial data. This business is included in the CTS reportable segment.

The following table summarizes the total consideration transferred to acquire SCI and the estimated fair value of the identified assets acquired and liabilities assumed as of the acquisition date:

(IN THOUSANDS)
Consideration
Cash consideration	$23,308

Total consideration	$23,308

Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$730
Accounts receivable	1,717
Other current assets	400
Intangible assets	10,760
Equipment and leasehold improvements	351
Goodwill	12,627
Accounts payable	(19)
Accrued expenses and other liabilities	(739)
Accrued tax liability	(2,519)

Total assets acquired	$23,308

The following table summarizes the components of intangible assets acquired and their estimated weighted-average useful lives as of the SCI acquisition date:

(IN THOUSANDS)	Fair Value	Useful Life (in years)
Trade name	$1,150	10
Noncompete agreements	400	1
Noncontractual customer relationships	9,210	8

Total intangible assets subject to amortization	$10,760

The Predecessor accounts for the acquisition using the acquisition method of accounting. The Predecessor’s consolidated financial statements reflect the purchase price allocation to the assets acquired and liabilities assumed based on fair values at the date of the acquisition. The fair values assigned to identifiable intangible assets acquired were determined primarily by using an income approach which was based on assumptions and estimates made by management. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are thus considered Level 3 measurements by authoritative guidance. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce and growth opportunities. The acquisition was considered an acquisition of assets for tax purposes and, accordingly, goodwill is expected to be deductible for tax purposes.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The acquisition did not have a material impact on the Predecessor’s reported revenue or earnings for the year ended December 31, 2019 (Predecessor).

Transaction Costs

The Predecessor incurred $3.4 million of transaction costs, primarily consisting of legal and advisory fees, related to acquisitions during the year ended December 31, 2019 (Predecessor) and the costs were included in acquisition-related expenses in the Consolidated Statement of Operations. No debt issuance costs were capitalized related to the transactions during the year ended December 31, 2019.

Pro forma financial information (unaudited)

The following unaudited pro forma information presents the combined results of the Company, Trifecta, Analgesic Solutions, SCI, and PharmaSeek as if the acquisitions of Trifecta, Analgesic Solutions, SCI, and PharmaSeek had been completed on January 1, 2019, with adjustments to give effect to pro forma events that are directly attributable to the acquisitions. The unaudited pro forma results do not reflect operating efficiencies or potential cost savings prior to the completion of such acquisitions, including those that may have resulted from the consolidation of operations if such acquisitions had been completed on an earlier date. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations had we completed the transaction on January 1, 2019.

(IN THOUSANDS)	Year ended December 31,
	2020 (Successor)	2019 (Predecessor)
Pro forma revenues	$484,973	$458,714
Pro forma net (loss) income	(115,799)	8,301

The unaudited pro forma consolidated results for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor) primarily include the following pro forma adjustments related to non-recurring activity, net of tax:

•	Acquisition-related costs of $0.7 million incurred in the year ended December 31, 2020 (Successor) were included in pro forma net income for the year ended December 31, 2019 (Predecessor).

•

Incremental amortization expenses of $7.0 million and $11.0 million related to acquired intangible assets were included in pro forma net (loss) income for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

•

Additional compensation expenses of $4.9 million and $4.9 million were included in pro forma net (loss) income for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

Note 4. Leases

As of January 1, 2020, the Company’s leases consist of operating leases for administrative office and storage spaces nationwide. The primary operating lease commitments at are related to the corporate headquarters in Princeton, New Jersey. The Company has additional offices in Pennsylvania, Minnesota, California, North Carolina, Virginia, Kansas, Washington, and Massachusetts in the United States and internationally in Germany and Japan. The leases have remaining lease terms of up to ten years, with options to renew. Additionally, during the year of 2020, the Company acquired 6 new office leases through acquisition of Trifecta and opening of new office spaces.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The operating ROU assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. The following table presents the lease related assets and liabilities recorded on the Consolidated Balance Sheet as of December 31, 2020 (Successor):

(IN THOUSANDS)
Lease assets and liabilities	Balance sheet classification	December 31, 2020
Assets:
Operating lease assets	Operating right-of-use asset	$35,514

Total operating lease assets		$35,514

Liabilities:
Current operating lease liabilities	Current portion of operating lease liabilities	$8,062
Non-current operating lease liabilities	Operating lease liabilities, net of current portion	$34,624

Total operating lease liabilities		$42,686

The following table presents the components of lease expense for operating leases for the year ended December 31, 2020 (Successor):

(IN THOUSANDS)	For the Year Ended
December 31, 2020
Operating lease cost:	$8,821
Variable lease cost	$1,912

Total lease cost	$10,733

The following table presents the weighted-average remaining lease term and discount rate related to the Company’s operating leases are as follows (Successor):

Year ended December 31, 2020
Weighted-average remaining lease term (in years):
Operating leases	4.5
Weighted-average discount rate:
Operating leases	5.8%

The following table presents a maturity analysis of the Company’s operating lease liabilities as of December 31, 2020 (Successor):

(IN THOUSANDS)
Operating leases
2021	$10,198
2022	9,228
2023	7,604
2024	6,654
2025	5,468
Thereafter	10,885

Total future lease payments	50,037
Less imputed interest	(7,351)

Present value of operating lease liabilities	$42,686

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the supplemental cash flow information related to leases for the year ended December 31, 2020 (Successor):

(IN THOUSANDS)
Year ended
December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$9,405
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$1,888

The right-of-use assets obtained in exchange for new lease liabilities above represent the right-of-use assets obtained during the year, excluding operating leases acquired through acquisitions, which are included as cash used from investing activities.

In early 2020, the Company made a strategic decision to abandon certain capital assets and activities that no longer fit the Company’s core objectives. Accordingly, the Company will cease use the leased office space prior to the original termination date, and as a result, adjusted the useful life of the right-of-use asset to reflect the remaining expected use until cease-use date. This has resulted in an accelerated amortization expense of the right-of-use asset of $0.5 million for the year ended December 31, 2020 (Successor). As of December 31, 2020 (Successor), the Company did not enter into leases that have not yet commenced. The Company has not entered into any leases with related parties.

In 2019, the Company had non-cancellable operating leases for facilities expiring at various dates through 2030. Rental and facility expenses on these operating leases aggregated to approximately $8.0 million for the year ending December 31, 2019 (Predecessor).

Approximate minimum base rents for future years as of December 31, 2019 (Predecessor) were as follows:

(IN THOUSANDS)

2020	$9,388
2021	9,182
2022	8,414
2023	7,122
2024	5,705
Thereafter	15,016

Total	$54,827

Note 5. Segment Reporting

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance.

The Company has determined that its chief executive officer (“CEO”) is its CODM. The Company’s CODM allocates resources and assesses performance based upon financial information at the two reportable segments level, ER and CTS, and as such, the Company’s operations constitute two operating segments and two reportable segments. Further, the Company’s single measure of segment profit (loss) is gross profit, exclusive of

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

depreciation and amortization, as shown in the table below. Additionally, as the CODM does not use assets by segments to make decisions and as such information is not provided to the CODM on a regular basis, no disclosure related to assets or any other accounts is necessary below.

The following tables summarize the Company’s segment information for the fiscal years ended December 31, 2020 (Successor) and 2019 (Predecessor).

(IN THOUSANDS)	Successor December 31, 2020	Predecessor December 31, 2019
Revenue:
ER	$239,381	$202,246
CTS	224,060	210,600

Total Revenue	$463,441	$412,846
Cost of Revenue (exclusive of depreciation and amortization)
ER	$45,135	$45,780
CTS	123,996	111,906

Total Cost of Revenue	$169,131	$157,686
Gross Profit
ER	$194,246	$156,466
CTS	100,064	98,694

Total Gross Profit	$294,310	$255,160

(IN THOUSANDS)	Successor December 31, 2020	Predecessor December 31, 2019
Segment Reconciliation:
Total Gross Profit	$294,310	$255,160
Selling, general and administrative expenses	90,036	90,397
Depreciation and amortization	205,697	64,602
Acquisition-related expenses	38,469	26,789

Operating (Loss) Income	(39,892)	73,372
Interest expense	91,310	55,415
Other expenses	2,976	43

(Loss) Income Before Income Taxes	$(134,178)	$17,914

Geographic Information

Revenue generated outside of the U.S. is considered not material. The Company allocates revenue to external customers based on where contracts were originated rather than where the legal entity is domiciled. No single customer accounted for more than 10% of the Company’s revenue during the years ended December 31, 2020 and 2019.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes internal-use software, equipment and leasehold improvements, net by geographic areas as of December 31, 2020 (Successor) and 2019 (Predecessor).

(IN THOUSANDS)	Successor	Predecessor
Geographical Information	December 31, 2020	December 31, 2019
Internal-use software, equipment and leasehold improvements, net
Americas	$60,074	$46,147
EMEA (Europe, the Middle East and Africa)	8	5
APAC (Asia-Pacific)	178	210

Total Internal-use software, equipment and leasehold improvements (exclusive of construction in progress), net	$60,260	$46,362

The following table summarizes the right of use asset by geographic areas as of December 31, 2020 (Successor). There were no right of use assets as of December 31, 2019 (Predecessor).

Successor
(IN THOUSANDS) Geographical Information	December 31, 2020
ROU Assets
Americas	$35,248
EMEA (Europe, the Middle East and Africa)	—
APAC (Asia-Pacific)	266

Total ROU Assets, net	$35,514

Note 6. Revenue from Contracts with Customers

Disaggregation of Revenues

Based on similar operational as well as economic characteristics, the Company’s revenue from contracts with customers is disaggregated as follows:

(IN THOUSANDS)	Successor	Predecessor
	Year Ended December 31,
	2020	2019
CTS segment
Software (point in time)	$12,190	$14,797
Software (over time)	21,007	22,718
Services (point in time)	14,463	11,580
Services (over time)	176,400	161,505

Total—CTS segment	$224,060	$210,600

ER segment
Software (point in time)	$—	$—
Software (over time)	5,038	3,565
Services (point in time)	234,343	198,681
Services (over time)	—	—

Total—ER segment	$239,381	$202,246

Total	$463,441	$412,846

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The Company records a contract asset when revenue is recognized prior to invoicing, or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets relate to the Company’s rights to consideration for performance obligations satisfied but not billed at the reporting date on contracts. Contract assets are billed and transferred to client accounts receivable when the rights become unconditional. For multi-year agreements, the Company generally invoices clients annually at the beginning of each annual coverage period or at agreed-upon milestones. The Company records a receivable related to revenue recognized when the Company has an unconditional right to invoice related to those performance obligations.

As of December 31, 2020 (Successor) and 2019 (Predecessor), the Company had contract assets of $4.2 million and $9.4 million, respectively, which is included in unbilled receivables on the Consolidated Balance Sheets. The changes in contract assets were primarily due to active consulting projects at year-end and large projects in the CTS segment with deferred billing terms in 2019.

As of December 31, 2020 (Successor) and 2019 (Predecessor), the Company had contract liabilities of $16.7 million and $14.7 million respectively, which is included in deferred revenue on the Consolidated Balance Sheets. Revenue recognized during the years ended December 31, 2020 (Successor) and 2019 (Predecessor) that was included in the deferred revenue balance at the beginning of such years was $8.5 million and $9.0 million, respectively.

The unsatisfied performance obligation as of December 31, 2020 (Successor) and 2019 (Predecessor) was approximately $551.1 million and $489.7 million, respectively. The Company expects to recognize approximately 50% of the remaining performance obligations as of December 31, 2020 (Successor), as revenue over the next twelve months ended December 31, 2021, and the balance thereafter. The Company’s long-term contracts generally range from 1 to 5 years.

Contract Acquisition Costs

As a practical expedient, the Company recognizes the incremental costs of obtaining a contract as an expense with a client if the Company expects the benefit of those costs to be less than one year. The Company has determined that certain sales incentive programs for contracts that are longer than one year meet the requirements to be capitalized, if it expects to recover the costs.

Capitalized contract acquisition costs were $5.2 million and $5.4 million as of December 31, 2020 (Successor) and 2019 (Predecessor), respectively. Capitalized costs to obtain a contract are amortized ratably over the expected contract life, which generally ranges from 1 to 5 years. During the years ended December 31, 2020 (Successor) and 2019 (Predecessor), the Company amortized $4.4 million and $5.2 million, respectively, of the capitalized contract acquisition costs into selling, general and administrative expenses in the Consolidated Statements of Operations. The Company did not incur any impairment losses on capitalized costs to obtain a contract in the years ended December 31, 2020 (Successor) and 2019 (Predecessor).

Note 7. Equity-based Compensation

Successor

On January 8, 2020 and in connection with the Transaction, the Company, through its affiliation with the Parent, approved the formation of the Da Vinci Purchaser Holdings LP 2020 Class B Unit Incentive Equity Plan

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(“Profits Interest Plan”). Under the Profits Interest Plan, the Parent is authorized to issue a total of 2,247,606 Profit Interest Units (“Class B Incentive Units”). As of December 31, 2020, 1,334,762 of the Class B Incentive Units were issued and outstanding to the Company employees.

There are two types of Class B Incentive Units included within the Profits Interest Plan: Class B time-vesting units (“time-based units”), and Class B performance-based vesting units (“performance-based units”). The Parent may grant Class B Incentive Units with time-based vesting component only, which vest 20% on each annual anniversary of the grant date over five-years, except for the initial grants dated August 15, 2020 that will vest on January 8, 2021 or July 20, 2021 depending on the grant. Upon the occurrence of a Change of Control event, the time-based units shall become fully vested and non-forfeitable immediately prior to the effective date of such Change of Control; provided that the participant remains continuously employed or engaged in service by the Parent or any of its subsidiaries (and no Termination of Services occurs) from the date of grant through the consummation of such Change of Control.

Additionally, the Parent may grant Class B Incentive Units which also include performance-based vesting, whereby such performance-based units will vest upon the Sponsor having received proceeds over a specified-level of the Sponsor equity investment, generally allocated between three different tiers of performance goals. One of the measurement dates to determine if / whether the thresholds are met is a Change of Control (as defined in the Class B Incentive Plan). An initial public offering as contemplated by the Company will not constitute a Change of Control, and accordingly no outstanding units will vest by virtue of the initial public offering. The performance-based units were not probable of vesting due to a Change of Control event not being probable as of December 31, 2020; as such, no expense was recorded for these units for the year ended December 31, 2020.

Once vested, the holder is entitled to distributions and liquidation and pre-emptive rights proportionate to their ownership interest and participates in the same form of consideration as other equity holders in the event of a sale of the entity. For both time and performance-based vesting units, if the employee leaves the Company voluntarily, all unvested performance vesting units will be automatically forfeited for no consideration. However, if the employee is terminated by the Company without cause, or the employee resigns for good reason, the units can continue to vest as described above for six months after the termination date, and any unvested units thereafter will be automatically forfeited for no consideration. Additionally, if the employee is terminated for any reason, the Parent has a right, but not an obligation, to redeem all or any portion of the terminated employee’s vested granted units at fair market value on the termination date. These units do not have a maximum contractual life, as such these units do not expire. For the year ended December 31, 2020, the Company granted 679,181 time-based units and 679,181 performance-based units.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of the Class B time-based units that vest solely upon continued employment is measured at the grant date and is recognized as expense over the employee’s requisite service period. The Option-Pricing method using the Black-Scholes model has been used to determine the grant date fair value of the awards. The expense related to the vesting of the units is recorded on the Company’s books because the Company directly benefits from the services provided by unit holders. The grant date fair values were determined based on the following pricing models and inputs:

December 31,
2020 (Successor)
Pricing model	Black—Scholes
Risk-free interest rate(1)	0.29%
Expected stock price volatility(2)	44.0%
Dividend yield	0.0%
Expected exercise term (in years)(3)	5
Marketability Discount(4)	20%

(1)	Based on five-year U.S. Treasury Security yields, which is consistent with expected term.
(2)	In projecting expected stock price volatility, the Company considered the trading activity of the stock prices of comparable public companies
(3)	The Company estimated the expected exercise term based upon the timing of a potential liquidity event date
(4)	The Company estimated marketability discount based on varying volatilities exhibited of comparable public companies

Equity-based compensation expense related to the Class B “time-based” units was $4.6 million for the year ended December 31, 2020. Equity-based compensation expense has been recorded within cost of revenues, and selling, general and administrative expenses within the Consolidated Statement of Operations as follows:

(IN THOUSANDS)	December 31,
2020 (Successor)
Cost of revenues	$1,160
Selling, general and administrative	$3,434
Total	$4,594

As of December 31, 2020, there was total unrecognized compensation costs related to the time-based units of $20.9 million which is expected to be recognized over a weighted-average period of 4.1 years. The Company did not recognize a tax benefit from equity-based compensation expense in 2020.

The following table summarizes the activity for the Profits Interest Plan for the year ended December 31, 2020 (dollar amounts are not in thousands):

	Units	Weighted Average Grant Date Fair Value Per Unit
Outstanding, January 1, 2020	—	$—
Granted	1,358,362	29.11
Forfeited	(23,600)	29.11

Outstanding, December 31, 2020	1,334,762	$29.11

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Outstanding units represents the total units expected to vest, including “time-based” awards for which the requisite service period has not yet been rendered. No units were vested as of December 31, 2020.

Predecessor

In February 2017, the Predecessor established the WCG HoldCo IV LLC Equity Incentive Plan (the “Predecessor Plan”), whereby it was authorized to issue a total of 83,314 Equity Incentive Units (“Units”). The Units issued under the Predecessor Plan participated in the increase in value of the Predecessor but were not eligible to receive any distributions until the preferred unitholders received an amount equal to the gross income or gain of the LLC, up to the amount of the aggregate preferred unpaid yield in cases where it was payable, the preferred unit additional amount, until the aggregate preferred unpaid yield as of the time of distribution had been paid in full; and 2) the preferred unitholders received an amount equal to the aggregate preferred unreturned capital with respect to the preferred units. Units vested according to a vesting schedule established by the Committee, generally over a five-year period.

The Units included within the Predecessor Plan were subject to certain time-based vesting. Twenty percent (20%) of the Units vested on the first anniversary of the vesting commencement date and eighty percent (80%) of the Units subject to the grant agreement vested in 48 equal monthly installments with the first installment vesting on the last day of the first full calendar month after the first anniversary of the vesting commencement date and each successive monthly installment vesting and on the last day of each successive calendar month thereafter.

In addition to the time-based vesting outlined above, the units are also subject to a performance condition. The units granted under the Predecessor Plan are eligible to receive distributions from the Predecessor after time-based vesting conditions have been achieved. Distributions from the Predecessor to Unitholders can take place when certain circumstances and events occur as defined within the plan. Management does not believe distributions are probable to occur to Unitholders under the Predecessor Plan unless there is a change in control event, and therefore there is a performance condition that change in control must occur for the Units to achieve “exercisability” and receive value for the units held.

Unvested interests are forfeited for no consideration upon termination. Predecessor also has the right, but not the obligation (the “Repurchase Option”) to repurchase or redeem all or any portion of the equity incentive units from a Unitholder in the event that they cease to be employed by the LLC or any of its Subsidiaries for any reason or no reason. In the event the Repurchase Option is exercised, the equity incentive units are subject to repurchase by the Company at a per unit price equal to the lower of (i) the per unit price at which the equity incentive units were acquired by the Unitholder or (ii) the per unit fair market value as of the date of delivery of a written notice.    The Predecessor could exercise the Repurchase Option by sending the written notice to the Unitholder at any time commencing on such Unitholder’s termination date and ending 180 days after such Termination Date. These units did not have a maximum contractual life, as such these units do not expire. For the year ended December 31, 2019, the Company granted 7,648 Units.

The Option-Pricing method using the Black-Scholes model has been used to determine the grant date fair value of the awards. The grant date fair values were determined based on the following pricing models and inputs:

December 31,
2019
Pricing model	Black—Scholes
Risk-free interest rate(1)	2.71%
Expected stock price volatility(2)	36.0%
Dividend yield	0.0%
Expected exercise term (in years)(3)	3.25
Marketability Discount(4)	20%

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(1)	Based on five-year U.S. Treasury Security yields, which is consistent with expected term.
(2)	In projecting expected stock price volatility, Predecessor considered the trading activity of the stock prices of comparable public companies
(3)	Predecessor estimated the expected exercise term based upon the timing of a potential liquidity event date
(4)	Predecessor estimated marketability discount based on varying volatilities exhibited of comparable public companies

The Units were not probable of vesting as of December 31, 2019; as such, no expense was recorded in the Predecessor’s financial statements for these units for the year ended December 31, 2019.

A following table summarizes the activity for the Predecessor Plan for the year ended December 31, 2019 (dollar amounts are not in thousands):

	Units	Weighted Average Grant Date Fair Value Per Unit
Outstanding, January 1, 2019	75,991	$646
Granted	7,648	714
Forfeited	(1,015)	714

Outstanding, December 31, 2019	82,624	$652

No Units were vested as of December 31, 2019. As the Units do not have an exercise price, the instruments do not have intrinsic value.

The terms of the Predecessor Plan required the acceleration of vesting for Units upon a change in control. On January 6, 2020, the Predecessor’s Committee approved the acceleration of vesting for outstanding Units, the effect of which took place immediately prior to the January 8, 2020 Transaction. The Predecessor’s Committee, at the same time, also approved the cancellation of any remaining unvested awards and terminated the Predecessor Plan. The vesting was accelerated upon a change in control and, pursuant to accounting guidance governing such transactions, the Predecessor Company recorded incremental stock-based compensation expense of $198.9 million, which is recorded on the black line. The modification of the Predecessor Plan resulted in accelerated vesting for 82,624 Units, which were held by 71 employees, 6 directors, and 1 contractor.

Note 8. Preferred Units

As of December 31, 2019, the Predecessor had authorized Preferred Units. In connection with the Predecessor’s recapitalization in 2016, 80,000 Preferred Units and 15,203 Common Units were issued to a unitholder in exchange for $80.0 million. The financial statements reflect the allocation of $64.8 million of Preferred Units and $15.2 million of Common Units based on their relative fair values.

The Preferred Units are presented in the financial statements at the discounted value and are not being accreted to their face value as there was no probable event expected that would require amortization of the discount.

Voting: Preferred Units are not entitled to voting privileges.

Preemptive Rights: Preferred Units have no preemptive rights.

Preferred Return: The Preferred Units are allocated an amount of the Predecessor’s gross income as determined for U.S. federal income tax purposes (including any gain from the disposition of the Predecessor’s assets) up to

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

an amount that would equal the cumulative amount of a per annum cumulative dividend (accruing on a daily basis and compounded on the last day of each calendar quarter beginning from last day of the calendar quarter in which the Preferred Units are issued) at a rate (the “Preferred Yield Rate”) equal to (i) 10.00% until the 7th anniversary of the Closing and (ii) Libor + 900, with such spread increased on the 8th anniversary of the Closing and on each anniversary thereafter by 200 bps per year up to a maximum of Libor + 1700 (the “Cumulative Preferred Yield”). “Libor” will be 3-month Libor as determined in the manner set forth in the Company’s senior debt documents immediately after the Closing, subject to a Libor floor of 1.00%.

Redemption: All, but not less than all, the Preferred Units are redeemable at par plus accrued dividends at the sole option of the Predecessor at any time. If, under certain conditions, the Preferred Units are redeemed before the 5th anniversary of August 15, 2016, in addition to the amounts set out above, the Preferred Holders will receive a make-whole premium, which will be equal to the net present value of the cumulative dividend that would accrue on the Preferred Units (assuming a Preferred Yield Rate of 10%) from the redemption date through the 5th anniversary of the Closing discounted to the redemption date on a quarterly basis at a rate equal to Libor (as defined above) + 450 bps (the “Make-Whole Premium”). The Make-Whole Premium would be allocated to the Preferred Units out of the Company’s gross income to the extent of such gross income. The Make-Whole Premium does not apply to a Change of Control transaction, as described below.

Change of Control, Initial Public Offering (IPO): All, but not less than all, the Preferred Units are redeemable at the option of the Predecessor or the Preferred Holders at par of $1,000 per unit plus accrued dividends at any time upon a Change of Control or upon a Qualified IPO (with respect to the Predecessor) or upon an IPO (with respect to the Preferred Holders). Change of Control shall include Predecessor no longer having the ability to nominate the majority of the votes on the Board of Managers, a sale of substantially all the Predecessor’s assets and a sale by existing investors of in excess of 50% of the equity held by such investors. For the avoidance of doubt, no Make-Whole Premium will be payable with respect to a redemption occurring either upon a Change of Control or upon a Qualified IPO.

The redemption preference provisions of the Preferred Units are considered contingent redemption provisions as there are certain elements that are not solely within the control of the Predecessor. These elements primarily relate to a Change of Control or upon a Qualified IPO. As a result, the Predecessor considered the Preferred Units as redeemable and has classified the Preferred Units outside of members’ equity in the mezzanine section of the Consolidated Balance Sheet as of December 31, 2019. Additionally, the Predecessor evaluated the probability of the Preferred Units being redeemed outside the Company’s control and determined that it was not probable as of December 31, 2019. As such, an adjustment to the initial carrying amount of the Preferred Units is not necessary as of December 31, 2019.

All outstanding Preferred Units were redeemed for $111.9 million in connection with the closing of the Transaction on January 8, 2020.

Note 9. Earnings (loss) per Share/Unit

Successor

The following table sets forth the computation of the Company’s basic and diluted net loss per share:

(IN THOUSANDS EXCEPT PER SHARE AND SHARE DATA)
December 31, 2020 Successor
Net loss	$(95,274)
Weighted average basic and diluted shares outstanding	1,002
Basic and diluted net loss per share	$(95,083.83)

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The basic and diluted net (loss) per share amounts and weighted average common shares outstanding of the Successor in the accompanying Consolidated Statement of Operations for the year ended December 31, 2020 (and the table above) have been revised from the amounts previously reported to present actual historical basic and diluted net (loss) per share of the Successor for the period then ended, as required by ASC 260, rather than the previously reported pro forma amounts that are expected to be presented in accordance with Regulation S-X Article 11 immediately prior to the effective date of the Successor’s planned initial public offering of its common stock. The correction of this presentation error had no impact on the Successor’s previously reported consolidated net (loss) and comprehensive (loss) for the year ended December 31, 2020.

For the fiscal year ended December 31, 2020, a total of 1,334,762 Class B Incentive Units were not included in the computation of weighted average diluted units outstanding as the effect would be anti-dilutive. The Class B Incentive Units represent participating securities to the extent they are vested; however, no losses have been allocated to the Class B Incentive Units during the period ended December 31, 2020 because they do not have a contractual obligation to share in losses.

Predecessor

The following table sets forth the computation of the Company’s basic and diluted net income per unit:

(IN THOUSANDS EXCEPT PER UNIT AND UNIT DATA)
December 31, 2019
Predecessor
Net income	$18,193
Minus: Preferred dividends	(10,501)

Income available to common unitholders	$7,692

Weighted average basic and diluted units outstanding	610,971
Basic and diluted net income (loss) per unit	$12.59

For the fiscal year ended December 31, 2019, a total of 79,566 Units were not included in the computation of weighted average diluted units outstanding as the effect would be anti-dilutive.

Note 10. Long-Term Debt

Debt Consisted of the following (in thousands):

(IN THOUSANDS)	Successor	Predecessor
	December 31, 2020	December 31, 2019
Successor First Lien Term Loan, matures January 8, 2027, LIBOR plus 4.00%, subject to a LIBOR floor of 1.00%, or base rate (with a floor of 1.00%) plus 3.0%, with an effective rate of 5.00%	$1,065,024	$—
Successor Second Lien Term Loan, matures January 8, 2028, Applicable rate of 9.00%	345,000	—
Predecessor First Lien Term Notes, matures August 15, 2022[1]	—	510,190
Predecessor Second Lien Term Notes, matures August 15, 2023[2]	—	172,700
Less: Unamortized debt discount and issuance costs	(42,698)	(9,897)

Total debt, net	1,367,326	672,993
Less: Long-term debt current portion	(10,704)	(5,325)

Long term debt net of current portion and discount	$1,356,622	$667,668

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

[1]

At the Predecessor’s option, interest on the Predecessor First lien term notes is determined under one of the two methods. The first method was LIBOR, plus a term loan LIBOR margin of 5.0%, and which shall not be less than 1.0%. The second method was based on the greater of: A) (i) the Prime Rate or (ii) the Federal Funds Rate plus 0.50%, or B) the one-month LIBOR rate, but not less than 1.0%, plus 1.0% plus a term loan index margin of 3.25%.

[2]

At the Predecessor’s option, the interest on the Predecessor Second Lien Term Notes is determined under one of two methods. The first method was based on the greater of 1.0% or the Bloomberg L.P.’s published LIBOR plus a term loan LIBOR margin of 9.0%. The second method is based on the greater of: A) (i) the Prime Rate or (ii) the Federal Funds Rate plus fifty basis points, or B) the one month LIBOR rate, but not less than 1.0%, plus 1.0% plus a term loan index margin of 7.25%.

Successor Credit Facilities

As part of the close of the Transaction on January 8, 2020, the Company issued $920.0 million of term loans (“Successor First Lien Term Loan”) under the First Lien Credit Agreement (“Successor First Lien Credit Facility”) and $345.0 million of term loans (“Successor Second Lien Term Loan”) issued under the Second Lien Credit Agreement (“Successor Second Lien Credit Facility”). As part of close of the Transaction, all outstanding obligations under the Predecessor First Lien Credit Facility (as defined below) and the Predecessor Second Lien Credit Facility (as defined below) were repaid.

Successor First Lien Credit Facility

On January 8, 2020, the Company entered into the Successor First Lien Credit Facility with Barclays Bank PLC as administrative agent, collateral agent and lender, and various other lender parties, providing for: (1) term loans of $920.0 million; and (2) revolving credit loans of up to $125.0 million (“Successor Revolving Credit Facility”). The Successor First Lien Credit Facility may also be used for swing-line loans up to $30.0 million and letters of credit up to $20.0 million (both, together and with revolving credit loans, not to exceed total revolving commitments of $125.0 million), from time to time, subject to certain limitations described below.

Successor First Lien Term Loan

The Successor First Lien Term Loan requires quarterly interest payments and quarterly principal payments of $2.3 million and matures on January 8, 2027. Interest on Successor First Lien Term Loan accrues at an interest rate per year equal to the LIBOR rate (with a floor of 1.0%) plus 4.0% or base rate (with a floor of 1.0%) plus 3.0%, dependent upon the type of borrowing requested by the Company. To date, the Company has elected to calculate interest on the outstanding balance at LIBOR rate plus 4%.

On November 2, 2020, the Company entered into an amendment to the Successor First Lien Credit Facility, which increased the borrowings under the Successor First Lien Term Loan by $150.0 million (the “incremental loan facility”) to $1.1 billion. The proceeds of the incremental term loan facility were used to fund the acquisition of Trifecta, to pay certain fees, costs and other expenses in connection with the Trifecta acquisition and for general corporate purposes. The terms and provisions of the incremental term loan facility are the same as the Company’s Successor First Lien Term Loan.

Successor Revolving Credit Facility

As of December 31, 2020, $125.0 million is available for borrowing under the Successor Revolving Credit Facility, subject to certain financial covenants.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The maturity date of loans made under the Successor Revolving Credit Facility is January 8, 2025. Interest on loans made under the Successor Revolving Credit Facility accrues at an interest rate per year equal to the LIBOR rate plus 4.0% or base rate plus 3.0%, dependent upon the type of borrowing requested by the Company. There is no LIBOR floor associated with loans made under the Successor Revolving Credit Facility. The interest rate for loans made under the Successor Revolving Credit Facility is subject to change in increments of 0.25% depending on the Company’s net leverage ratio. There is a commitment fee of 0.50% on unused portions of the Successor Revolving Credit Facility. The commitment fee is subject to change in increments of 0.125% depending on the Company’s net leverage ratio.

Borrowings under the Successor First Lien Credit Facility may be prepaid by the Company, in whole or in part, without premium or penalty. Beginning 2021, the Company will be required to prepay outstanding amounts upon realizing (subject to exceptions and qualifications) excess cash flows from operations, proceeds from asset disposal or casualty events, incurring debt not otherwise permitted, and upon events of default or illegality. If, as of certain dates (in accordance with the Successor First Lien Credit Facility), the Borrower’s revolving credit loans, swing-line loans, and letters of credit under the Successor First Lien Credit Facility exceed 35% of the outstanding revolving commitments, the Borrower would be subject to a financial covenant. Such financial covenant requires the Borrower to maintain a specified consolidated ratio of 8.00:1.00 of total net first lien indebtedness to EBITDA (as calculated in accordance with the Successor First Lien Credit Facility). As of December 31, 2020, the financial covenant was not tested since the Borrower’s revolving credit loans, swing-line loans, and letters of credit were 0% of the outstanding revolving commitments.

On June 26, 2020, the Company purchased an interest rate cap (the “Interest Rate Cap”) to protect against increases in LIBOR above 1.0% on $917.7 million of notional. The Interest Rate Cap settles every 3 months if LIBOR exceeds 1.0%, with the Company receiving a payment equal to such rate differential, if any, with respect to the notional. The Interest Rate Cap terminates on October 8, 2023. The Company paid a premium of $1.3 million for the Interest Rate Cap.

The Interest Rate Cap is recorded on the Company’s Consolidated Balance Sheets at estimated fair value and the changes in fair value are included in interest expense in the Consolidated Statements of Operations. At December 31, 2020, the estimated fair value of the Interest Rate Cap was $0.5 million recorded in Other Current Assets on the Consolidated Balance Sheet. The interest rate caps are classified as Level 2 in the fair value hierarchy.

Successor Second Lien Credit Facility

On January 8, 2020, the Company entered into the Successor Second Lien Credit Facility with Wilmington Trust, National Association as administrative agent and collateral agent, and lender parties, providing for a term loan of $345.0 million (“Successor Second Lien Term Loan”). The Successor Second Lien Term Loan bears an interest rate of 9% per annum paid quarterly and has a maturity date of January 8, 2028.

The Successor Second Lien Term Loan requires quarterly interest payments and does not require principal payment until maturity. The Company must pay a premium if prepaying amounts owed under the term loan prior to 2024, and no premium thereafter. The Company may prepay the Successor Second Lien Term Loan at 109% of par prior to January 8, 2022, at 104.5% of par prior to 2023 and at 102.25% of par prior to 2024. Further, if the Company prepays the Successor Second Lien Term Loan prior to January 8, 2022, the Company will also be required to pay any future scheduled interest on the Successor Second Lien Term Loan due from the prepayment date until January 8, 2022. The Borrower will be required to prepay outstanding amounts, including prepayment premiums in certain cases, upon realizing (subject to exceptions and qualifications) proceeds from asset disposal or casualty events, incurring debt not otherwise permitted, and upon events of default or illegality. The Company has assessed the likelihood of these events occurring to be remote as of December 31, 2020.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The fair value of the Successor Second Lien Term Loan is approximately $439.8 million as of December 31, 2020.

Obligations under the Successor First Lien Credit Facility and Successor Second Lien Credit Facility are secured by all of the Company’s assets and guaranteed by most of the Company’s subsidiaries, including any future material subsidiaries that are required to guarantee obligations under the Successor First Lien Credit Facility, as well as WCG Purchaser Intermediate Corp., the Company’s direct subsidiary. The credit facilities contain customary representations and warranties, affirmative and negative covenants (subject, in each case, to exceptions and qualifications) and events of defaults, including covenants that restrict the Company’s ability and the ability of its subsidiaries to, among other things, incur additional indebtedness or issue disqualified stock, pay dividends and make other restricted payments (including restricted investments), sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

As of December 31, 2020, principal payments scheduled to be made on the Company’s debt obligations are as follows (in thousands):

(IN THOUSANDS)
2021	$10,704
2022	10,704
2023	10,704
2024	10,704
2025	10,704
Thereafter	1,356,505

Total debt principal payments	$1,410,025

Predecessor Credit Facilities

Predecessor First Lien Credit Facility

On August 15, 2016, the Predecessor entered into the First Lien Credit Agreement (“Predecessor First Lien Credit Facility”) led by Golub Capital Markets. The Predecessor First Lien Credit Facility provided for Term Notes of $320.0 million (“Predecessor First Lien Term Notes”) and a revolving line of credit of up to $30.0 million (“Predecessor Revolving Credit Facility”).

At the Predecessor’s option, the interest on the Predecessor First Lien Term Notes was determined under one of two methods. The first method was LIBOR, plus a term loan LIBOR margin of 5.0%, and which shall not be less than 1.0%. The second method was based on the greater of: A) (i) the Prime Rate or (ii) the Federal Funds Rate plus 0.50%, or B) the one-month LIBOR rate, but not less than 1.0%, plus 1.0% plus a term loan index margin of 3.25%. At December 31, 2019, the effective interest rate was 6.10%.

On March 15, 2017, the Predecessor entered into the First Incremental Amendment to the Predecessor First Lien Credit Facility under which an additional $81.0 million was added to the credit facility in order to fund the acquisition of ThreeWire, Inc.

On March 29, 2017, the Predecessor entered into the Second Incremental Amendment to the Predecessor First Lien Credit Facility under which an additional $34.5 million was added to the credit facility, in order to fund the acquisition of MedAvante-ProPhase, Inc.

On March 5, 2018, the Predecessor drew $24.9 million from its Predecessor Revolving Credit Facility to partially fund the acquisition of Applied Clinical Intelligence, LLC.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On March 30, 2018, the Predecessor completed the First Lien Amended and Restated Credit Agreement. In the transaction, the Predecessor added a $125.0 million delayed draw term loan, of which $25.0 million was funded at closing to repay the $24.9 million drawn on the revolving line of credit. This amendment also increased the Predecessor Revolving Credit Facility by $10.0 million to $40.0 million and reduced the applicable interest margin by 0.75% from 5.00% to 4.25%.

The Predecessor made the following draws on the delayed draw term loan under the Predecessor First Lien Credit Facility:

•	On December 10, 2018, the Predecessor drew $10.0 million to fund the acquisition of Velos, LLC

•	On April 1, 2019, the Predecessor drew $14.0 million to fund the acquisition of Analgesic Solutions

•	On August 1, 2019, the Predecessor drew $40.0 million to fund the acquisition of PharmaSeek

On April 12, 2018, the Predecessor purchased an interest rate cap transaction (the “Predecessor First Lien Interest Rate Cap”) on its Predecessor First Lien Credit Facility, to protect against increases in LIBOR above 3.5% on $454.5 million of notional. The Interest Rate Cap settles every month if LIBOR exceeds 3.5%, with the Predecessor receiving a payment equal to such rate differential with respect to the notional. The Interest Rate Cap terminates on October 31, 2020. The Predecessor paid a premium of $0.5 million for the Interest Rate Cap.

Under the Predecessor First Lien Credit Facility, the Company must pay a 1% premium if they repay, refinance or replace the Term Loan before February 15, 2017 upon an incurrence of any new or additional loan. After February 15, 2017, or not upon an incurrence of a new or additional loan, the debt may be prepaid by the Predecessor, in whole or in part, without premium or penalty. The Predecessor will be required to prepay outstanding amounts upon realizing (subject to exceptions and qualifications) excess cash flows from operations, an incurrence of indebtedness, proceeds from an asset disposition or insurance/condemnation event and upon an event of default or illegality. Further, the Predecessor First Lien Credit Facility includes a financial covenant that required the Predecessor to maintain a specified consolidated ratio of total indebtedness to EBITDA (as calculated in accordance with the Predecessor First Lien Credit Facility). As of December 31, 2019, the Predecessor was in compliance with this covenant.

Predecessor Second Lien Credit Facility

On August 15, 2016, the Predecessor entered into the Second Lien Credit Agreement (“Predecessor Second Lien Credit Facility”) led by Guggenheim Corporate Funding. The Predecessor Second Lien Credit Facility provided for term notes of $94.0 million (“Predecessor Second Lien Term Notes”).

At the Predecessor’s option, the interest on the Predecessor Second Lien Term Notes is determined under one of two methods. The first method was based on the greater of 1.0% or the Bloomberg L.P.’s published LIBOR plus a term loan LIBOR margin of 9.0%. The second method is based on the greater of: A) (i) the Prime Rate or (ii) the Federal Funds Rate plus fifty basis points, or B) the one month LIBOR rate, but not less than 1.0%, plus 1.0% plus a term loan index margin of 7.25%. At December 31, 2019, the effective rate was 10.10%.

On March 29, 2017, the Predecessor entered into the First Incremental Amendment to the Predecessor Second Lien Credit Facility where an additional $78.7 million was added to the credit facility, in order to fund the acquisition of MedAvante-ProPhase, Inc.

On March 30, 2018, the Predecessor completed the Second Lien Amended and Restated Credit Agreement. In the transaction, the Predecessor reduced the applicable interest rate margin by 0.75% from 9.00% to 8.25%.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On April 12, 2018, the Predecessor purchased an interest rate cap transaction (the “Predecessor Second Lien Interest Rate Cap”) on its Predecessor Second Lien Credit Facility, to protect against increases in LIBOR above 3.5% on $172.7 million of notional. The Predecessor Interest Rate Cap settles every month if LIBOR exceeds 3.5%, with the Company receiving a payment equal to such rate differential with respect to the notional. The Predecessor paid a premium of $0.2 million for the Predecessor Second Lien Interest Rate Cap.

The Interest Rate Caps were recorded on the Predecessor’s Consolidated Balance Sheets at estimated fair value and the changes in fair value are included in interest expense in the Consolidated Statements of Operations. At December 31, 2019, the estimated fair value of the Predecessor Interest Rate Cap was not material. The interest rate caps are classified as Level 2 in the fair value hierarchy.

The Company must pay a premium if prepaying amounts owed under the term loan prior to 2018, and no premium thereafter. The Company may prepay the term loan at 103% of par prior to August 15, 2017, at 102% of par prior to 2018 and at 101% of par prior to 2019. The Company will be required to prepay outstanding amounts upon realizing (subject to exceptions and qualifications) excess cash flows from operations, an incurrence of indebtedness, proceeds from an asset disposition or insurance/condemnation event and upon an event of default or illegality. Further, the Predecessor Second Lien Credit Facility includes a financial covenant that requires the Company to maintain a specified consolidated ratio of total indebtedness to EBITDA (as calculated in accordance with the Predecessor Second First Lien Credit Facility). As of December 31, 2019, the Company was in compliance with this covenant.

As of December 31, 2019, $50.0 million was outstanding, on the line from letters of credit outstanding on the Predecessor’s leased office space in Needham, MA. This letter of credit was cancelled in January 2020.

The term notes outstanding were secured by all the assets of the Predecessor and guaranteed by most of the Predecessor’s subsidiaries. The credit agreement required the Predecessor to meet certain financial covenants. As of December 31, 2019, the Predecessor was in compliance with these covenants.

On January 8, 2020, as part of the Transaction, the Predecessor First Lien Credit Facility and Predecessor Second Lien Credit Facility were paid off using the proceeds from the Transaction and the Predecessor First Lien Interest Rate Cap and the Predecessor Second Lien Interest Rate Cap agreements were terminated.

Note 11. Income Taxes

The Company’s (Loss) Income before provision of income taxes were as follows for the years ended December 31, 2020 and 2019:

	Successor	Predecessor
(IN THOUSANDS)	Year Ended December 31,
	2020	2019
(Loss) Income before provision of income taxes
Domestic	$(134,766)	$17,315
Foreign	588	599

Total (Loss) Income before provision of income taxes	$(134,178)	$17,914

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s income tax (benefit) consists of the following for the years ended December 31, 2020 and 2019:

	Successor	Predecessor
(IN THOUSANDS)	Year Ended December 31,
Income tax (benefit)	2020	2019
Current
Federal	$(15,557)	$10,655
State	1,707	3,983
Foreign	184	164
Deferred
Federal	(18,034)	(12,044)
State	(7,204)	(3,037)

Total income tax (benefit)	$(38,904)	$(279)

The reconciliation of the income tax (benefit) to the amounts computed using the federal statutory rates applied to pretax income is as follows for the years ended December 31, 2020 and 2019:

	Successor	Predecessor
(IN THOUSANDS)	Year Ended December 31,
	2020	2019
Income tax (benefit) reconciliation
Income tax provision at the applicable rate of 21 percent	$(28,177)	$3,762
Non-deductible transaction costs	1,050	636
Other non-deductible costs	1,363	176
State income taxes	(6,017)	291
R&D credit	(137)	(345)
Change in valuation allowance	—	(3,803)
Rate change	(5,588)	(1,286)
Other adjustments	(1,398)	290

Total Income tax (benefit)	$(38,904)	$(279)

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The nature of the Company’s deferred tax assets and liabilities are as follows:

	Successor	Predecessor
(IN THOUSANDS)	Year Ended December 31,
	2020	2019
Deferred Tax Assets
Accrued expenses	$4,523	$3,000
Lease liability	10,227	—
Deferred revenue	589	45
Interest expense limitation	4,828	9,406
Net operating losses	10,080	7,759

Total deferred tax assets prior to valuation allowance	30,247	20,210
Valuation Allowance	(1,018)	(3,076)

Total deferred tax assets	$29,229	$17,134

Deferred Tax Liabilities
Intangible assets	$(380,468)	$(25,248)
Fixed assets	(13,826)	(8,788)
Right of use assets	(8,224)	—
Deferred commission costs	(1,176)	—
Other deferreds	(201)	(464)

Total deferred tax liabilities	(403,895)	(34,500)

Deferred tax liabilities, net	$(374,666)	$(17,366)

There is no liability recorded for uncertain tax positions, nor was there tax expense or interest expense related to uncertain positions recorded for the years ended December 31, 2020 or December 31, 2019.

As of December 31, 2020, the Company has available federal and state net operating loss carryforwards of approximately $9.3 million and $124.4 million, respectively, some of which are subject to limitation on their utilization. Approximately $2.2 million of these federal net operating losses expire in various years between fiscal 2036 and fiscal 2037. Approximately $7.1 million of these federal net operating losses can be carried forward indefinitely (without expiration). The Tax Cuts and Jobs Act changed the Federal net operating carryforward and carryback rules to only allow net operating losses generated after December 31, 2017 to be carried forward indefinitely (without expiration). Net operating losses generated prior to December 31, 2017 will follow the previous set of rules that allow net operating losses to be carried back two years and forward twenty years. States have not uniformly adopted these new net operating loss rules and the treatment will vary from state to state. The state net operating losses expire in various years between fiscal 2021 and fiscal 2040. Finally, we have interest expense carryforwards that can be carried forward indefinitely (without expiration).

The Company has recorded a valuation against certain deferred tax assets. The valuation allowance decreased by $2.1 million during the year ended December 31, 2020 and decreased by $4.3 million during the year ended December 31, 2019. The decrease for the year ended December 31, 2020 includes a valuation allowance reduction due to the reassessment of the Company’s ability to realize some of its deferred tax assets, primarily related to the interest expense limitation. This adjustment was made as part of the Company’s opening balance sheet considerations and is reflective of the new tax consolidated group that was created. Accordingly, $2.1 million was made as an adjustment to the opening goodwill. This reduction is driven by the existence of sufficient taxable income of the appropriate character within the carryback and carryforward period available. A majority of the valuation allowance relates to tax assets in existence as of the opening balance sheet. Any

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

subsequent reduction of that portion of the valuation allowance and the recognition of the associated tax benefits will be recorded to our provision for income taxes subsequent to our final determination of the valuation allowance or the conclusion of the measurement period, whichever comes first.

The Company or one of its subsidiaries files income tax returns in the U.S. and various state and foreign jurisdictions. With few exceptions, the Company is generally no longer subject to U.S. federal, state and foreign tax examinations by tax authorities for years before 2017, 2016 and 2014, respectively. Based on the Company’s assessment of many factors, including prior experience and complex judgements about future events, the Company does not currently anticipate significant changes in its uncertain tax positions on the consolidated balance sheet over the next 12 months other than expiration of statutes of limitations.

We do not provide for a U.S. income tax liability and foreign withholding taxes on undistributed foreign earnings of our foreign subsidiaries as we consider those earnings to be permanently reinvested. It is not practicable for us to calculate the amount of unrecognized deferred tax liabilities associated with these earnings.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (also known as the CARES Act), a stimulus package intended to help mitigate the economic devastation caused by the coronavirus. The CARES Act includes changes to the tax treatment of business net operating losses (NOLs) for corporations. The 2017 Tax Cuts and Jobs Act tax reform legislation previously limited NOLs to 80% of taxable income in any one tax period. The CARES Act temporarily removes the 80% limit for taxable years beginning before 2021 to allow an NOL carryforward to fully offset a corporation’s income. The CARES Act also allowed employers to defer remittance of FICA payroll taxes generated in the 2020 tax year, to be paid 50% by 12/31/2021 and 50% by 12/31/2022. The Company generated $3.9 million in FICA payroll taxes in the 2020 tax year that will be remitted in equal installments on December 31, 2021 and December 31, 2022.

Note 12. Internal-use Software, Equipment and Leasehold Improvements

The following table consist of Internal-use software, equipment and leasehold improvements at December 31, (in thousands):

(IN THOUSANDS)
	Successor 2020	Predecessor 2019
Internal-use software	$60,228	$57,292
Equipment	16,306	23,536
Furniture and fixtures	4,963	6,452
Leasehold improvements	11,973	13,217
Assets under capital lease	—	—

Total internal-use software, equipment and leasehold improvements, gross	93,470	100,497
Less accumulated depreciation and amortization	(33,210)	(54,135)

Total Internal-use software, equipment and leasehold improvements (exclusive of construction in progress), net	60,260	46,362
Construction in progress	11,085	9,335

Total internal-use software, equipment and leasehold improvements, net	$71,345	$55,697

Depreciation and amortization expense related to internal-use software, equipment, and leasehold improvements was $33.8 million and $21.0 million for the years ended December 31, 2020 (Successor) and December 31, 2019

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Predecessor), respectively. Amortization expense related to assets under capital lease prior to the adoption of ASC 842 is included within Depreciation and amortization expense and was $0.2 million for the year ended December 31, 2019 (Predecessor).

In early 2020, the Company made a strategic decision to abandon certain capital assets and activities that no longer fit the Company’s core objectives. Accordingly, depreciation and amortization expense includes accelerated depreciation and amortization of $0.1 million due to the decision to abandon these capital assets and activities.

Note 13. Goodwill and Intangibles

The following table presents the Company’s intangible assets (other than goodwill) and the related amortization:

(IN THOUSANDS)
December 31, 2020—Successor	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Noncontractual customer relationships	15	$1,472,200	$(91,826)	$1,380,374
Developed technology	6	98,828	(10,199)	88,629
Patents and trade names	10	47,187	(4,136)	43,051
Contractual customer relationships	3-7	175,000	(43,949)	131,051
Others	3-6	73,572	(12,546)	61,026

		$1,866,787	$(162,656)	$1,704,131

(IN THOUSANDS)
December 31, 2019—Predecessor	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Noncontractual customer relationships	8	$223,485	$(114,098)	$109,387
Developed technology	4-8	35,719	(24,064)	11,655
Patents and trade names	10	57,371	(11,759)	45,612
Contractual customer relationship	3-4	19,120	(15,409)	3,711
Others	3-5	7,053	(4,848)	2,205

		$342,748	$(170,178)	$172,570

Amortization expense related to finite-lived intangible assets was $171.9 million and $43.6 million for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Estimated aggregate annual amortization expense related to finite-lived intangible assets for each of the succeeding five years and thereafter is as follows:

(IN THOUSANDS)
Year ending December 31,
2021	$180,255
2022	180,151
2023	146,554
2024	146,107
2025	139,344
Thereafter	911,720

Total amortization expense	$1,704,131

In connection with an effort to better optimize the Company’s operating structure, the Company recorded a $4.6 million impairment loss during the year ended December 31, 2020 (Successor) due to our abandonment of certain capital assets and activities that no longer fit the Company’s core objectives. The impairment loss is included within selling, general and administrative expenses in the Company’s Statement of Operations for the year ended December 31, 2020 (Successor). No impairment loss was recorded for year ended December 31, 2019 (Predecessor).

The changes in the carrying amount of goodwill for the periods indicated were as follows:

(IN THOUSANDS)
Predecessor
Balance, December 31, 2018	$422,185
Goodwill addition—Analgesic Solution	13,849
Goodwill addition—WCG CSO Consulting	1,350
Goodwill addition—PharmaSeek	16,887
Goodwill addition—SCI	12,627
Measurement period adjustments related to Velos assumed working capital	322
Measurement period adjustments related to WCG Conferences Velos assumed working capital	33

Balance, December 31, 2019	$467,253

Successor
Balance, January 1, 2020	—
Goodwill addition—the Transaction	1,644,777
Goodwill addition—Trifecta	63,613
Goodwill addition—Other	150
Measurement period adjustments related to SCI assumed working capital	(61)
Measurement period adjustments related to the Transaction	(742)

Balance, December 31, 2020	$1,707,737

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the Company’s goodwill allocated to each of the Company’s reporting units:

(IN THOUSANDS)
	December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
ER	$1,096,658	$127,306
CTS	611,079	339,947

Total Goodwill	$1,707,737	$467,253

Note 14. Employee Benefit Plan

The Company, through its subsidiaries, sponsors a defined contribution 401(k) plan covering the employees of the individual subsidiaries.

The Company makes matching contributions to the plan for employees who meet certain eligibility requirements. Plan expense was $4.3 million and $3.6 million for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.

Note 15. Commitments and Contingencies

Litigation

Occasionally, the Company becomes involved in claims and legal proceedings. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management and the Company’s internal legal counsel, such proceedings are substantially covered by insurance, and the ultimate disposition of such proceedings would not be expected to have a material adverse effect on the Company’s consolidated financial position, operating results or cash flows.

Employment Agreements

The Company has employment agreements with several senior executives; such agreements provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. Each employment agreement provides that employment is at-will and, therefore, may be terminated by either party that may require compensation payments. For more information on such employment agreements, please see “Executive Compensation Arrangements—Employment Agreements.”

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16: Condensed Financial Information of Registrant (Parent Company Only)

WCG Clinical, Inc.

Parent Company Only

Condensed Balance Sheets

(in thousands)

	Successor	Predecessor
	December 31,
	2020	2019
ASSETS
Current Assets
Cash	$—	$—
Total Current Assets	—	—
Investment in Subsidiaries	1,938,258	74,164

Total Assets	$1,938,258	$74,164

LIABILITIES AND MEMBERS’ EQUITY/STOCKHOLDERS’ EQUITY
Current Liabilities	$—	$—
Total Current Liabilities	—	—

Total Liabilities	—	—
Redeemable preferred units; liquidation preferences of $111,700 at December 31, 2019	—	64,797
MEMBERS’ EQUITY
Common units, no par value; unlimited units authorized; 610,971 issued and outstanding at December 31, 2019	—	65,476
STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value; 1,200 shares authorized; 1,010 issued and outstanding at December 31, 2020	—	—
Additional paid-in capital	2,033,689	—
Accumulated deficit	(95,274)	(56,319)
Accumulated other comprehensive (loss) income	(157)	210

Total Members’ Equity/Stockholders’ Equity	1,938,258	9,367

Total Liabilities, Redeemable Preferred Units, and Members’ Equity/Stockholders’ Equity	$1,938,258	$74,164

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

WCG Clinical, Inc.

Parent Company Only

Condensed Statements of Operations

(in thousands)

	Successor	Predecessor
Year Ended December 31,
	2020	2019
Revenues	$—	$—
Cost of Revenues (exclusive of depreciation and amortization)	—	—

Operating Expenses	—	—
Total Operating Expenses	—	—
Operating (Loss) Income	—	—
Other Expense
Total Other Expense	—	—
Equity in Net (Loss) Income of Subsidiaries	(95,274)	18,193

Net (Loss) Income	$(95,274)	$18,193

WCG Clinical, Inc.

Parent Company Only

Condensed Statements of Comprehensive (Loss) Income

(in thousands)

	Successor	Predecessor
	Year Ended December 31,
	2020	2019
OPERATING ACTIVITIES
Net (Loss) Income	$(95,274)	$18,193
Subsidiaries’ Other Comprehensive (Loss) Income	(157)	135

Total Comprehensive (Loss) Income	$(95,431)	$18,328

Business and Basis of Presentation

Description of Business

WCG Clinical, Inc. (f/k/a WCG Purchaser Holdings Corp.), through its subsidiaries, provides solutions that are designed to measurably improve the quality and efficiency of clinical research. WCG Clinical, Inc. and WCG Purchaser Intermediate Corp., its direct subsidiary, are holding companies with no other operations, cash flows, material assets or liabilities other than the direct and indirect equity interests in WCG Purchaser Corp. For the periods presented, the Successor and Predecessor did not receive any dividends from WCG Purchaser Corp. or its consolidated subsidiaries. WCG Clinical, Inc.’s ability to pay dividends is limited under the terms of WCG Purchaser Corp.’s Successor First Lien Credit Facility and Successor Second Lien Credit Facility. The credit facilities contain covenants limiting WCG Purchaser Corp.’s ability and the ability of its restricted subsidiaries to, among other things: incur additional indebtedness or issue disqualified stock, pay dividends and make other restricted payments (including restricted investments), sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets. Due to the aforementioned qualitative restrictions,

WCG Clinical, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

substantially all of the assets of the WCG Clinical, Inc.’s subsidiaries are restricted. These covenants are subject to important exceptions and qualifications as described in the credit facilities. For a discussion of the credit facilities, see the Long-Term Debt footnote.

Basis of Presentation

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, WCG Clinical, Inc.’s investments in subsidiaries are presented under the equity method of accounting. A condensed statement of cash flows was not presented because WCG Clinical, Inc. has no material operating, investing, or financing cash flow activities for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor). See Description of Business footnote for further discussion. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to consolidated financial statements.

Note 17. Subsequent Events

The Company has evaluated subsequent events through May 11, 2021, the date on which the consolidated financial statements were issued and determined that no additional subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

On April 1, 2021 the Company acquired The Avoca Group, Inc. (“Avoca”) a life sciences solutions firm dedicated to improving quality and compliance in clinical trials. The Avoca Quality Consortium (AQC®) is comprised of leading pharma, biotech, CRO, site, and clinical service provider companies with the shared objective of elevating clinical trial quality and bringing key stakeholders in the clinical trials process into greater alignment. In connection with the Avoca acquisition, the total purchase price was $44.0 million, of which $36.0 million was paid in cash and $8.0 million of membership interests in the Parent were granted at fair value as equity consideration. In addition, the sellers and certain participating Avoca employees have the opportunity to earn an additional $12.0 million in the aggregate by achieving certain future EBITDA targets. The transaction was funded by the Company’s cash on hand. The Company is in the process of completing the purchase price valuation, and the allocation of the purchase price has not yet been completed. The acquisition of The Avoca Group, Inc. does not constitute a material business combination.

WCG Clinical, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(UNAUDITED)

	March 31,	December 31,
(IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)	2021	2020
Assets
Current Assets
Cash and cash equivalents	$174,988	$177,902
Restricted cash	—	195
Accounts receivable, net of allowance for doubtful accounts of $2,406 and $1,772 at March 31, 2021 and December 31, 2020, respectively	116,554	105,235
Income taxes receivable	8,211	2,328
Unbilled receivables	3,255	4,175
Current portion of deferred commissions	3,683	3,624
Prepaid expenses and other current assets	12,854	10,798

Total Current Assets	319,545	304,257

Intangible assets, net	1,659,050	1,704,131
Internal-use software, equipment and leasehold improvements, net	73,263	71,345
Operating lease right-of-use asset	31,523	35,514
Deferred commissions, net of current portion	3,397	1,528
Debt issuance costs of revolving credit facility	2,123	2,261
Other assets	15,000	10,000
Goodwill	1,707,737	1,707,737

Total Assets	$3,811,638	$3,836,773

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$21,238	$17,831
Accrued expenses and other liabilities	55,870	60,714
Current portion of deferred revenue	11,943	12,080
Current portion of earnout liabilities and deferred acquisition payments	—	1,847
Current portion of operating lease liabilities	8,039	8,062
Current portion of long-term debt	10,704	10,704
Accrued interest	12,188	11,916

Total Current Liabilities	119,982	123,154
Long-term debt, net of discount and current portion	1,355,330	1,356,622
Operating lease liabilities, net of current portion	31,004	34,624
Earnout liabilities and deferred acquisition payments, net of current portion	7,709	4,792
Deferred revenue	4,126	4,657
Deferred tax liabilities	374,666	374,666

Total Liabilities	1,892,817	1,898,515
Commitments and Contingencies
Stockholders’ Equity
Common stock, $0.01 par value; 1,200 shares authorized; 1,010 and 1,010 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,034,973	2,033,689
Accumulated deficit	(115,898)	(95,274)
Accumulated other comprehensive loss	(254)	(157)

Total Stockholders’ Equity	1,918,821	1,938,258

Total Liabilities and Stockholders’ Equity	$3,811,638	$3,836,773

See notes to condensed consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(UNAUDITED)

	Three months ended March 31,
(IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)	2021	2020
Revenues	$137,642	$103,499
Cost of Revenues (exclusive of depreciation and amortization)	51,561	37,264
Operating Expenses:
Selling, general and administrative expenses	28,602	21,245
Depreciation and amortization	53,044	50,924
Acquisition-related expenses	9,062	17,463

Total Operating Expenses	90,708	89,632

Operating Loss	(4,627)	(23,397)
Other Expense:
Interest expense	21,735	22,794
Other expense (income)	25	(8)

Total Other Expense	21,760	22,786

Loss Before Income Taxes	(26,387)	(46,183)
Income Tax Benefit	(5,763)	(16,091)

Net Loss	$(20,624)	$(30,092)

Net Loss per Common Share:
Basic and diluted	$(20,419.80)	$(30,092.00)
Weighted Average Common Shares:
Basic and diluted	1,010	1,000

See notes to condensed consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Loss

(UNAUDITED)

	Three months ended March 31,
(IN THOUSANDS)	2021	2020
Net Loss	$(20,624)	$(30,092)
Foreign currency translation adjustment, net of tax	(97)	(151)

Comprehensive Loss	$(20,721)	$(30,243)

See notes to condensed consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE DATA)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2020	—	—	—	—	—	—
Issuance of common stock	1,000	—	—	—	—	—
Contribution from Sponsors	—	—	2,022,837	—	—	2,022,837
Foreign currency translation	—	—	—	—	(151)	(151)
Net loss	—	—	—	(30,092)	—	(30,092)

Balance, March 31, 2020	1,000	$—	$2,022,837	$(30,092)	$(151)	$1,992,594

Balance, December 31, 2020	1,010	—	2,033,689	(95,274)	(157)	1,938,258
Equity-based compensation	—	—	1,284	—	—	1,284
Foreign currency translation	—	—	—	—	(97)	(97)
Net loss	—	—	—	(20,624)	—	(20,624)

Balance, March 31, 2021	1,010	$—	$2,034,973	$(115,898)	$(254)	$1,918,821

See notes to condensed consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(UNAUDITED)

	Three months ended March 31,
(IN THOUSANDS)	2021	2020
Operating Activities
Net loss	$(20,624)	$(30,092)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	53,044	50,924
Provision for doubtful accounts	826	23
Loss on disposal and impairment of assets	525	—
Amortization of debt issuance costs	1,522	1,212
Amortization of deferred commissions	1,344	1,689
Equity compensation expense	1,284	—
Deferred tax provision benefit	—	(3,672)
Change in fair value of earnout liability	2,926	—
Non-cash lease expense	3,466	1,481
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(12,145)	(1,711)
Income taxes receivable/payable	(5,883)	(12,682)
Unbilled receivables	920	(7,212)
Deferred commissions	(3,272)	(2,669)
Prepaid expenses and other assets	(2,142)	2,642
Accounts payable	3,407	(1,529)
Lease liabilities	(3,643)	(1,679)
Accrued expenses and other liabilities	(4,843)	(14,770)
Deferred revenue	(668)	5,753
Accrued interest	272	12,943

Net Cash Provided By Operating Activities	16,316	651

Investing Activities
Purchase of internal-use software, equipment and leasehold improvements	(9,882)	(5,094)
Cash paid for acquired businesses, net of cash and restricted cash acquired	—	(2,900,804)
Cash paid for investments	(5,000)	—

Net Cash Used In Investing Activities	(14,882)	(2,905,898)

Financing Activities
Contribution from Sponsors	—	1,755,239
Proceeds from long-term debt	—	1,265,000
Proceeds from revolving credit facility	—	125,000
Payments on long-term debt	(2,676)	—
Debt issuance costs payment	—	(46,366)
Payments of earnout liabilities and deferred acquisition consideration	(1,856)	(160)

Net Cash (Used) Provided By Financing Activities	(4,532)	3,098,713

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(11)	(6)

Net (Decrease) Increase in Cash, Cash Equivalents, and Restricted Cash	(3,109)	193,460

Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	178,097	—

Cash, Cash Equivalents, and Restricted Cash, End of Period	$174,988	$193,460

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$20,852	$8,344
Income taxes	$16	$—

Supplemental Schedules of Noncash Investing and Financing Activities
Contribution from Sponsors (Parent equity issued in acquisition)	$—	$267,598
Accounts payable and accrued expenses for purchases of internal-use software, equipment and leasehold improvements	$4,393	$1,299

See notes to condensed consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business

WCG Clinical, Inc. (f/k/a WCG Purchaser Holdings Corp.) (“we,” “us,” “our,” or the “Company”), through its subsidiaries, provides solutions that are designed to measurably improve the quality and efficiency of clinical research. The Company, through its subsidiaries, enables biopharmaceutical companies, contract research organizations, and institutions to accelerate the delivery of new treatments and therapies to patients, while maintaining the highest standards of human protection. The Company, through its subsidiaries, delivers transformational solutions that stimulate growth, foster compliance, and maximize efficiency for those who perform clinical trials. The Company and WCG Purchaser Intermediate Corp., its direct subsidiary, are holding companies with no other operations, cash flows, material assets or liabilities other than the direct and indirect equity interests in WCG Purchaser Corp., a direct subsidiary of WCG Purchaser Intermediate Corp.

Change in Control Transaction

On January 8, 2020 (the “Effective Date”), pursuant to the Stock Purchase Agreement, dated as of November 6, 2019, by and among Da Vinci Purchaser Corp (the “Purchaser” or the “Successor”), WCG HoldCo IV LLC (the “Seller” or the “Predecessor”), and WCG Holdings IV Inc. and WCG Market Intelligence & Insights Inc., the Seller’s subsidiaries (collectively, the “Acquiree”), the Purchaser purchased all of the equity interests in the Acquiree from Seller (the “Transaction”) for total consideration of $3.2 billion. The Purchaser survived the Transaction and in February 2020, the Purchaser was renamed to WCG Purchaser Holdings Corp. and later renamed to WCG Clinical, Inc.

In connection with the Transaction, a new parent entity, WCG Purchaser Holdings LP (f/k/a Da Vinci Purchaser Holdings LP) (the “Parent”), was formed. Pursuant to the Transaction, the Parent issued Class A Units to certain of its stockholders, including LGP, Arsenal, Novo, and the GIC Investor (“Sponsors”) for total consideration of $ 1.76 billion. The proceeds were contributed by the Sponsors and used by the Company to partially fund the consideration for the Transaction.

Starting on January 1, 2020 and for the three months ended March 31, 2020 (the “Successor” period), the condensed consolidated financial statements reflect the accounts of the Company and its consolidated subsidiaries, prepared on a stand-alone basis and in conformity with U.S. GAAP. While the Transaction closed on January 8, 2020, the Company determined that the operational activities from January 1, 2020 through January 7, 2020 were immaterial to the financial statements for the three months ended March 31, 2020 and do not result in material differences in the amounts recognized in the balance sheet, statement of operations or cash flows. In light of the proximity of the Effective Date to the start of the Company’s January accounting period (i.e. only four business days from January 1, 2020 to the Effective Date, during which the Predecessor did not have material operations), the Company elected to present the activities from January 1, 2020 through January 7, 2020 in the Successor period. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2020 audited condensed consolidated financial statements and notes thereto.

As a result of the Transaction, the Company is considered to be the acquirer for accounting purposes. The Transaction was accounted for using the acquisition method of accounting, and the Successor financial statements reflect a new basis in the net assets acquired, measured at fair value on the Effective Date.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The following table summarizes total consideration transferred, and the estimated fair value of the identified assets acquired and liabilities assumed at the Effective Date:

(IN THOUSANDS)
Consideration
Cash consideration	$2,935,867
Equity consideration (Parent equity issued in acquisition)	267,598

Total consideration	3,203,465

Assets Acquired and Liabilities Assumed
Cash, cash equivalents, and restricted cash	$35,064
Accounts receivable	83,851
Federal income tax receivable	2,417
Other current assets	18,231
Intangible assets	1,813,784
Equipment and leasehold improvements	75,066
Operating right-of-use assets	36,497
Investments	10,000
Goodwill	1,644,777
Accounts payable - trade	(12,111)
Accrued expenses and other liabilities	(49,650)
Earnouts related to prior acquisitions	(8,851)
Deferred tax liability	(395,877)
Lease liabilities	(43,814)
Deferred revenue	(5,919)

Total net assets acquired	$3,203,465

The estimated fair market value of the acquired intangible assets and weighted-average useful lives are as follows:

(IN THOUSANDS)
	Fair Value	Useful life (in years)
Noncontractual customer relationships	$1,450,000	15
Developed technology	70,000	6-7
Patents and Trade name	45,000	10
Contractual customer relationships	175,000	3-7
Other	73,784	5-7

	$1,813,784

The estimated fair values assigned to identifiable intangible assets acquired were determined primarily by using an income approach which was based on assumptions and estimates made by management. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are thus considered Level 3 measurements by authoritative guidance. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized such as assembled workforce and growth opportunities. The goodwill recorded is not deductible for income tax purposes.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The Company assumed liabilities measured at fair value of $8.9 million relating to earn-outs of previous acquisitions made by the Acquiree. The remaining earn-outs that were not probable were estimated to be $7.4 million as of the Effective Date and are considered contingent obligations of the Company. Our accounting for this acquisition was finalized during the first quarter of 2020.

The Company expensed all transaction costs as incurred, which are included in acquisition-related expenses in the Condensed Consolidated Statements of Operations, with the exception of certain expenses resulting from the change of control. The Company incurred $11.8 million of transaction costs in total.

Pro forma financial information (unaudited)

The following unaudited pro forma information presents the combined results of the Company, as if the Transaction had been completed on January 1, 2019, with adjustments to give effect to pro forma events that are directly attributable to the Transaction.

(IN THOUSANDS)	Year ended December 31,
	2020	2019
	(Successor)	(Predecessor)
Pro forma revenues	$463,411	$412,846
Pro forma loss	(85,948)	(143,032)

The unaudited pro forma consolidated results for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor) primarily include the following pro forma adjustments related to non-recurring activity, net of tax:

•	Incremental amortization expense of $111.5 million related to acquired intangible assets were included in pro forma net loss for the year ended December 31, 2019 (Predecessor).

•	Additional interest expense and amortization of debt issuance cost of $40.4 million were included in pro forma net loss for the year ended December 31, 2019 (Predecessor).

•	Acquisition-related costs of $9.3 million incurred in the year ended December 31, 2020 (Successor) were included in pro forma net loss for the year ended December 31, 2019 (Predecessor).

Note 2. Summary of Significant Accounting Policies

(a)	Basis of Presentation

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, among other estimates, the determination of fair values and useful lives of long-lived assets, including internal-use software, as well as intangible assets, goodwill, allowance for doubtful accounts, recoverability of deferred tax assets, recognition of revenue and deferred revenue (including at the date of business combinations), amortization periods of contract assets, value of interest rate swaps, determination of fair value of equity-based awards, fair values of contingent consideration liabilities, and estimates associated with the fair values of the net assets acquired in business combinations and assumptions used in testing for impairment of long-lived assets . The Company evaluates these estimates on an ongoing basis. Actual results could differ from those estimates and such differences could be material to the Company’s condensed consolidated financial statements.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) it affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The adoption dates discussed below reflect this election.

COVID-19

In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. The COVID-19 pandemic has caused business disruption domestically in the United States, the area in which the Company primarily operates. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the COVID-19 pandemic. Therefore, while the Company expects that this matter may impact the Company’s financial condition, results of operations, or cash flows, the extent of the financial impact and duration cannot be reasonably estimated at this time. Further, the Company was both positively and negatively impacted by COVID-19, as each operating segment was engaged to support related studies.

(b)	Unaudited Interim Financial Statements

The accompanying condensed consolidated financial statements are unaudited. In management’s opinion, the accompanying unaudited condensed financial statements have been prepared in accordance with U.S. GAAP for interim financial information. These unaudited condensed consolidated financial statements include all adjustments necessary, consisting of only normal recurring adjustments, to fairly state the financial position and the results of the Company’s operations and cash flows for interim periods in accordance with U.S. GAAP. Interim period results are not necessarily indicative of results of operations or cash flows for a full year or any subsequent interim period. The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2020 audited condensed consolidated financial statements and notes thereto.

(c)	Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned direct and indirect subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(d)	Segment Reporting

The Company manages its operations through two operating and reportable segments, Ethical Review (“ER”) and Clinical Trial Solutions (“CTS”), for the purpose of assessing and making operating decisions. The ER segment provides services including initial and continuing review of protocol, initial and continuing review of investigators, change in research, advertisement review, translations, biosafety management, biosafety program assessments, training, etc. The ER segment also provides a hosted software application to its clients on a subscription basis. The CTS segment provides transformational solutions that stimulate growth, foster compliance, and maximize efficiency for those who perform clinical trials, including both services and software licenses. The services include clinical and human gene therapy research services and laboratory biosafety

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

consulting services; solutions for human research protections and clinical research support; online learning solutions in the field of clinical research; an electronic informed consent solution that streamlines the clinical research process; and oncology review services; cloud-based solutions and an automated technology platform that enable clinical research sites to centralize and manage research activities.

(e)	Cash, Cash Equivalents and Restricted Cash

The Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. Cash that is received by customers which is to be used to make payments to clinical research sites on behalf of the clinical research sponsors are maintained in separate bank accounts and are listed on the Condensed Consolidated Balance Sheets as restricted cash.

(IN THOUSANDS)	March 31, 2021	December 31, 2020
Cash and cash equivalents	$174,988	$177,902
Restricted cash	—	195

Total cash and cash equivalents, and restricted cash	$174,988	$178,097

(f)	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents investments and receivables. Management believes that the Company is not exposed to significant credit risk as the Company’s cash deposits are held at financial institutions that management believes to be of high-credit quality, and the Company has not experienced any losses on these deposits. The Company conducts ongoing credit evaluations of its customers and generally does not require collateral or other security.

As of and for the three months ended March 31, 2021, only one customer has accounted for more than 10% of the accounts receivable or revenues. The customer accounts for $16.3 million, approximately 11.8%, of the total revenue presented on the Condensed Consolidated Statement of Operation for the three months ended March 31, 2021 and $20.5 million, approximately 16.3% of the total accounts receivable presented on the Condensed Consolidated Balance Sheet as of March 31, 2021. As of December 31, 2020, only one customer has accounted for more than 10% of the accounts receivable. The customer accounts for $20.4 million, approximately 19%, of the total accounts receivable presented on the Condensed Consolidated Balance Sheet as of December 31, 2020. No customers accounted for more than 10% of the revenues for the three months ended March 31, 2020.

(g)	Impairment of Long-Lived Assets

The carrying amounts of the Company’s long-lived assets, including property and equipment, leasehold improvements, capitalized internal-use software, and acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful lives are shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter useful life. The Company accelerated depreciation of certain fixed assets that were determined to no longer have future economic benefit. There were no impairment triggers for the three months ended March 31, 2021.

(h)	Goodwill

The Company records goodwill as the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for under the acquisition method of accounting. Goodwill is not amortized, instead it is subject to annual impairment testing and interim assessments between annual tests if an event occurs or circumstances exist that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. There were no impairment triggers for the three months ended March 31, 2021. There were no changes to goodwill during the three months ended March 31, 2021.

During the three months ended March 31, 2021, there were no measurement period adjustments for the Trifecta Multimedia, LLC acquisition.

(i)	Revenue Recognition

Effective January 1, 2019, the Company adopted the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), on a full retrospective basis. Refer to the Recently Adopted Accounting Pronouncements for additional information.

The Company’s revenues consist of fees for the review of clinical research trial protocols and investigators, technology-enabled specialty clinical consulting services which support various steps of the clinical trial process that are designed to optimize efficiency, fees for software licenses and hosted software applications which support the conduct of effective clinical trials, and professional services associated with maintenance and training. The Company’s revenues result from contracts with clients that generally range from one to five years. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Certain of the Company’s contracts contain multiple performance obligations. Performance obligations promised in a contract are identified based on the products and services that will be transferred to a client that are both capable of being distinct, whereby the client can benefit from the service either on its own or together with other resources that are readily available and are distinct in the context of the contract, whereby the transfer of services and products is separately identifiable from other promises in the contract. If a contract is separated into more than one distinct performance obligation, the Company allocates the total transaction price to each distinct performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services.

In instances where standalone selling price is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the standalone selling price using information that may include market conditions and other observable inputs. The Company typically has more than one standalone selling price for individual products and services due to the stratification of those products and services by clients and circumstances. In these instances, the Company may use information such as the size of the client and geographic region in determining the standalone selling price.

Revenue is based on the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing products and services to clients. If the consideration promised in a contract includes a variable amount, the Company estimates the amount to which it expects to be entitled using either the expected value or most likely amount method. Examples of variable consideration in the Company’s contracts

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

include volume discounts, service-level penalties, and performance bonuses, other forms of contingent revenue, or other variable consideration such as third-party pass-through and out-of-pocket costs incurred. The Company only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are based on all information (historical, current and forecasted) that is reasonably available to the Company, taking into consideration the type of client, the type of transaction and the specific facts and circumstances of each arrangement. The Company reviews and updates these estimates regularly, and the impact of any adjustments are recognized in the period that adjustments are identified. The Company has not experienced any out-of-period adjustments that were quantitatively material. Amounts billed and due from clients are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due.

As a practical expedient, the Company does not account for significant financing components if the period between when the Company transfers the promised product or service to the client and when the client pays for that product or service will be one year or less.

The Company may include subcontractor services such as investigators or third-party vendor equipment or software in certain integrated services arrangements. The Company has the ultimate responsibility to fulfill these costs and therefore records the related amounts in gross revenues.

Assurance-type warranties are the only warranties provided by the Company, and as such, the Company does not recognize revenue on warranty-related work.

Revenues do not include any state or local taxes collected from clients on behalf of governmental authorities. The Company made the accounting policy election to continue to exclude these amounts from revenues.

The Company does not believe that it currently has any obligations related to rights to return that would result in a material impact to revenues. The following describes the nature of the Company’s primary types of revenues and the revenue recognition policies as they pertain to the types of transactions the Company enters into with its clients.

ER Segment

The Company recognizes revenue under its ER segment through services satisfied at points in time associated with the review of research trial protocols, including initial and continuing review of protocols, initial and continuing review of investigators, and other reviews associated with research trials. The Company’s ER segment also separately provides a hosted software application to its clients on a subscription basis for research management and trial submissions.

(i) Ethical Review Services

The Company recognizes revenue associated with the review of research protocols when the client has taken control, and the performance obligation of review is satisfied, which is when delivery of the Certificate of Action has been issued and provided to the client. The performance obligation of review is satisfied at a point in time because the client is not able to simultaneously receive and consume the benefits provided as the Company performs the services, the Company’s performance does not create or enhance an asset that the client controls as the asset is created or enhanced, and the Company does not have an enforceable right to payment for performance completed to date.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(ii) Software Hosting

Revenues from a software hosting or SaaS arrangements are recognized ratably over the contractual term of the contract as the client has the right to continuous access at any time throughout the term, simultaneously receiving and consuming the benefits of the SaaS arrangement as it is provided. Further, during the contractual term, the client has use of the software, but does not have the contractual right to take possession of it. The output method that accurately depicts the transfer of control was determined to be the ratable delivery of accessibility to the client.

CTS Segment

The Company recognizes revenue under its CTS segment through specialized services related to the administration, conduct and optimization of clinical trials enabled by a variety of integrated technology-enabled solutions. These solutions include specialty clinical consulting services and proprietary software which provide integrated, end-to-end support of various steps of the clinical trial process that have been designed to optimize efficiency.

(i) Clinical Consulting Services

Clinical consulting services include study planning, site identification and activation including contracting and budgeting, site optimization through benchmarking and analytics, patient enrollment and retention services, clinical rater and patient training and assessments, specialized biostatistical analysis and endpoint adjudication, research management and independent expert reviews of clinical endpoints and safety data.

Clinical consulting services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract and the contract terms range from less than one year to over five years. The performance obligation of professional services is satisfied over time because the client simultaneously receives and consumes the benefits provided as the Company performs the services. Fixed-price contracts utilize an input method to measure the progress based on the number of resources used over the and varying lengths of time they are incurred. Fixed-price per measure of output contracts utilize an output method to measure the progress based volume of activities in each period or units delivered. These methods accurately depict the transfer of control based on the nature of the contracts.

Some of these services are enabled by proprietary technology.

(ii) Software Licenses and Hosting

The Company’s software license offerings include clinical management and support software that contains many of the Company’s learning modules and integration software for clients to track and maintain data for their clinical trials and to deliver trial safety documents. Some of these offerings can be delivered entirely or partially through Software-as-a-Service (“SaaS”) or cloud delivery models, while others are delivered as on-premise software licenses.

Revenue from on-premise software licenses, whereby the client has the right to take contractual possession of the software, is recognized at the point in time when the software is delivered, and control has transferred to the client. The Company has determined that post-contract support and the right to unspecified enhancements and upgrades on a “when-and-if-available” basis included with on-premise software licenses are immaterial in the context of the contract.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Revenues from a software hosting or SaaS arrangement is recognized ratably over the contractual term of the contract as the client has the right to continuous access use of software at any time throughout the term, simultaneously receiving and consuming the benefits of the SaaS arrangement as it is provided. The output method that accurately depicts the transfer of control was determined to be the ratable delivery of accessibility to the client. In software hosting arrangements, the rights provided to the client (e.g., license rights, contract termination provisions and the ability of the client to operate the software on its own in the case of an on-premise license agreement) are considered in determining whether the arrangement includes a license. In arrangements that include a software license, the associated license revenue is recognized at a point in time, as the software license has significant standalone value and the functionality of the license the clients have rights to during the license term does not substantively change due to ongoing activities.

The Company also separately provides software services that include configuration, maintenance and support, and training and consulting. Revenue is recognized as services are performed, measured on a proportional-performance basis, using either input or output methods that are specific to the service provided.

(iii) Other Revenues

Other revenues include newsletter subscriptions, market research reports, and other professional education materials. Subscription revenue that is billed upfront is initially recorded as deferred revenue and is recognized as revenue over the term of the subscription or contract period using an output-based measure of passage of time or progress based on volume of activities in each period. Revenue from products sold on a one-off basis is recognized at the point of sale, when the client obtains control of the products.

Refer to Note 4. Revenue from Contracts with Customers, for further information, including disaggregation of revenue, contract balances, and contract acquisition costs.

(j)	Other Assets

Other assets consist of a minority investment of $12.5 million, of which $10.0 million was made during 2018 and $2.5 million was made on March 19, 2021, in exchange for a 15.80 percent interest in total in ClinicaHealth, Inc. (“Inspire”). The Company’s minority investment does not allow it to exert significant influence on Inspire. The Company records investments in securities that are not publicly traded at cost, less impairments and adjusts the investment for any changes resulting from an observable price change in an orderly transaction for identical or similar investments of the same issuer. The Company assesses relevant transactions that occur on or before the balance sheet date to identify observable price changes, and regularly monitors these investments to evaluate whether there is an indication that the investment is impaired, based on the implied value of recent company financings, public market prices of comparable companies, and general market conditions. No impairment factors were identified for the investment for the three months ended March 31, 2021 and the year ended December 31, 2020.

On January 4, 2021, the Company acquired 25 percent ownership of TrialX, Inc (“TrialX”) through a minority investment of $2.5 million in TrialX. The investment provides the Company the ability to have significant influence, but not control, over TrialX’s operations. The Company accounted for its ownership in TrialX under the equity method of accounting, electing the fair value option, with the investment carried on the Condensed Consolidated Balance Sheet at fair value and all subsequent changes in fair value included in the Condensed Consolidated Statements of Operations in other expense.

(k)	Long-term Debt

The fair value of the Company’s debt is based on a discounted cash flow approach using quoted prices of instruments with similar terms and maturities and an estimate for our standalone credit risk valuations with

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

observable inputs. The primary inputs to the valuation include market expectations, the Company’s credit risk, and the contractual terms of the debt instrument (Level 2 fair value measurement).

Although we have determined the estimated fair values using available market information and commonly accepted valuation methodologies, considerable judgment was required in interpreting market data to develop fair value estimates for the term loans under the Second Lien Credit Facility. The fair value estimates were based on information available as of March 31, 2021 and December 31, 2020. As such, our estimates are not necessarily indicative of the amount we could realize in a current market exchange.

(l)	Net Loss per Share

Basic loss per share is computed by dividing net loss attributable to the Company by the weighted average number of common shares outstanding during the reporting period, without consideration for potentially dilutive securities. Diluted loss per share is computed by dividing net loss attributable to the Company by the weighted-average shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on loss per share. All net loss for the Company for the three months ended March 31, 2021 and March 31, 2020 was entirely allocable to Company’s stockholders.

See Note 6. Loss per Share, for additional information on dilutive securities.

(m)	Income Taxes

Deferred income taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted the accounting standard, ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the condensed consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position are only included if there is greater than 50 percent likelihood of them being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as income tax expense.

(n)	Equity-Based Compensation

Equity-based compensation expense includes cost associated with profits interest units granted to certain members of key management. The fair value of profits interest units is estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the profits interests, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

of time that options granted are expected to be outstanding, based on a liquidity event. The risk-free rate is based on the rate at grant date of five-year U.S. treasury security yields, with a term comparable to the expected term of the units. Expected volatility is estimated based on the historical volatility of comparable public entities’ stock price from the same industry. The Company’s marketability discount is based on varying volatilities exhibited of comparable public companies. The Company recognizes compensation expense over the vesting period of the award on a graded basis. The Company elects to recognize forfeitures as they occur.

(o)	Contingent Consideration

The Company records contingent consideration resulting from a business combination at fair value at the acquisition date. The Company revalues these obligations and records increases or decreases in their fair value as an adjustment to earnings. Changes to contingent consideration obligations can result from adjustments to discount rates, accretion of the liability due to the passage of time, changes in estimates of the likelihood or timing of achieving the earnouts.

(p)	Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are defined below:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities, term loans, and an Interest Rate Cap derivative. The assets and liabilities that were measured at fair value on a recurring basis are cash equivalents, restricted cash equivalents, the Interest Rate Cap derivative, contingent considerations, and certain investments. With the exception of the Second Lien Term Loan, the Company has determined that the carrying values of its financial instruments approximate fair values.

Interest Rate Cap is valued in the market using discounted cash flows techniques. These techniques incorporate Level 1 and Level 2 inputs. The market inputs are utilized in the discounted cash flows’ calculation considering the instrument’s term, notional amount, discount rate and credit risk. Significant inputs to the derivative instrument valuation model for interest rate swaps are observable in active markets and are classified as Level 2 in the hierarchy.

The Company has elected the fair value option of accounting of its investment in TrialX. The estimate of fair value for the investment involves an evaluation of the investment and its underlying assets, including quoted prices for similar assets or liabilities in active markets and relevant trading multiples of comparable companies that are publicly traded, among other inputs. The Company classifies such fair value investment within Level 3 of the fair value hierarchy.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

In connection with prior business combinations, the Company may be required to pay future consideration that is contingent upon the achievement of specific performance targets. The Company determines the fair value of these obligations using various estimates and assumptions that are not observable in the market and represent a Level 3 measurement within the fair value hierarchy. These assumptions included, among other things, projections of future operating results, implied fair value of assets using an income approach by preparing a discounted cash flow analysis, and other subjective assumptions. The resulting probability-weighted cash flows were discounted using a cost of debt ranging from 0.55% to 1.28%.

As of March 31, 2021, the fair value of acquisition-related contingent consideration was $7.7 million. The following table represents a roll-forward of the acquisition-related contingent consideration:

(IN THOUSANDS)	Three months ended March 31, 2021
Balance at beginning of period	$6,639
Payments	(1,856)
Changes in fair value	2,926

Balance at end of period	$7,709

The following table set forth the assets and liabilities that were measured at fair value on a recurring and non-recurring basis by their levels in the fair value hierarchy at March 31, 2021:

(IN THOUSANDS)	Level 1	Level 2	Level 3	Total
Assets
Interest Rate Cap	$—	$1,725	$—	$1,725
Fair Value Option Investment	—	—	2,500	2,500

Total	$—	$1,725	$2,500	$4,225

Liabilities
Contingent Consideration	$—	$—	$7,709	$7,709

Total	$—	$—	$7,709	$7,709

The following table set forth the assets and liabilities that were measured at fair value on a recurring and non-recurring basis by their levels in the fair value hierarchy at December 31, 2020:

(IN THOUSANDS)	Level 1	Level 2	Level 3	Total
Assets
Interest Rate Cap	$—	$477	$—	$477

Total	$—	$477	$—	$477

Liabilities
Contingent Consideration	$—	$—	$6,639	$6,639

Total	$—	$—	$6,639	$6,639

(q)	New Accounting Pronouncements

The Company, an emerging growth company, or EGC, has elected to take advantage of the benefits of the extended transition period provided for in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

complying with new or revised accounting standards which allows the Company to defer adoption of certain accounting standards until those standards would otherwise apply to private companies.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which replaced the existing guidance in ASC Topic 840, “Leases” (“Topic 840”). The FASB subsequently issued the following amendments to ASU No. 2016-02 that have the same effective date and transition date: ASU No. 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; ASU No. 2018-11, Leases (Topic 842): Targeted Improvements; ASU No. 2018-20, Narrow-Scope Improvement for Lessors; and ASU No. 2019-01, Leases (Topic 842): Codification Improvements.

ASC 842 requires an entity to recognize a right of use (“ROU”) asset and lease liability for all leases with terms of more than 12 months. The Company early adopted the new standard effective January 1, 2020, using the optional transition method, and therefore, it has not applied the standard to the comparative periods presented on the Company’s condensed consolidated financial statements. The Company recorded ROU assets of $36.5 million and lease liabilities of $43.8 million on the Company’s Condensed Consolidated Balance Sheets on January 1, 2020. The difference between the right-of-use assets and lease liabilities was due to deferred rent that was reclassified from Deferred Rent on the Company’s Consolidated Balance Sheet to ROU assets on the adoption date.

The Company has elected the following practical expedients:

Package of practical expedients	The Company has not reassessed whether any expired or existing contracts are, or contain, leases.

The Company has not reassessed the lease classification for any expired or existing leases.

The Company has not reassessed initial direct costs for any expired or existing leases.

Hindsight practical expedient	The Company has not elected the hindsight practical expedient, which permits the use of hindsight when determining lease term and impairment of operating lease assets.

Topic 842 did not have any impact to the Condensed Consolidated Statements of Operations or the Condensed Consolidated Statements of Cash flows. Adoption of the new standard resulted in changes to the Company’s accounting policy for leases.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements (Topic 820)”, which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company adopted this standard on January 1, 2020 with no material impact on its Condensed Consolidated Financial Statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments”, which has been subsequently amended by

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-03 (“ASU 2016-13”). The provisions of ASU 2016-13 modify the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology and require a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Per ASU 2019-10 issued in November 2019, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for private companies. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting ASU 2016-13 on the Company’s Condensed Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles-Goodwill and Other-Internal-use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for calendar-year public business entities in 2020. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting ASU 2018-15 on the Company’s Condensed Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intra-period tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax) which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently assessing the timing and impact of adopting ASU 2019-12 on the Company’s Condensed Consolidated Financial Statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848)”. This guidance provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities’ financial reporting burdens as the market transitions from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied through December 31, 2022. The Company is currently evaluating whether we will elect the optional expedients, as well as evaluating the impact of ASU 2020-04 on the Company’s Condensed Consolidated Financial Statements.

Note 3. Segment Reporting

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance.

The Company has determined that its chief executive officer (“CEO”) is its CODM. The Company’s CODM allocates resources and assesses performance based upon financial information at the two reportable segments level, ER and CTS, and as such, the Company’s operations constitute two operating segments and two reportable segments. Further, the Company’s single measure of segment profit (loss) is gross profit, exclusive of depreciation and amortization, as shown in the table below. Additionally, as the CODM does not use assets by

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

segments to make decisions and as such information is not provided to the CODM on a regular basis, no disclosure related to assets or any other accounts is necessary below.

The following tables summarize the Company’s segment information for the three months ended March 31, 2021 and March 31, 2020.

(IN THOUSANDS)	Three Months Ended March 31,
	2021	2020
Revenue:
ER	$66,127	$53,770
CTS	71,515	49,729

Total Revenue	$137,642	$103,499
Cost of Revenue (exclusive of depreciation and amortization)
ER	$13,458	$10,180
CTS	38,103	27,084

Total Cost of Revenue	$51,561	$37,264
Gross Profit
ER	$52,669	$43,590
CTS	33,412	22,645

Total Gross Profit	$86,081	$66,235

(IN THOUSANDS)	Three Months Ended March 31,
	2021	2020
Segment Reconciliation:
Total Gross Profit	$86,081	$66,235
General and administrative expenses	28,602	21,245
Depreciation and amortization	53,044	50,924
Acquisition-related expenses	9,062	17,463
Operating Loss	(4,627)	(23,397)
Interest expense	21,735	22,794
Other expense (income)	25	(8)

Loss Before Income Taxes	$(26,387)	$(46,183)

Geographic Information

Revenue generated outside of the U.S. is considered not material. The Company allocates revenue to external customers based on where contracts were originated rather than where the legal entity is domiciled. One customer accounted for 11.8% of the revenues during three months ended March 31, 2021 while no single customer accounted for more than 10% of the Company’s revenue during the three months ended March 31, 2020.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The following table summarizes internal-use software, equipment and leasehold improvements, net by geographic areas as of March 31, 2021 and December 31, 2020.

(IN THOUSANDS)	March 31,	December 31,
Geographical Information	2021	2020
Internal-use software, equipment and leasehold improvements, net
Americas	$58,823	$60,074
EMEA (Europe, the Middle East and Africa)	7	8
APAC (Asia-Pacific)	183	178

Total Internal-use software, equipment and leasehold improvements (exclusive of construction in progress), net	$59,013	$60,260

The following table summarizes the right of use asset by geographic areas as of March 31, 2021 and December 31, 2020.

(IN THOUSANDS)	March 31,	December 31,
Geographical Information	2021	2020
ROU Assets
Americas	$31,335	$35,248
EMEA (Europe, the Middle East and Africa)	—	—
APAC (Asia-Pacific)	188	266

Total ROU Assets, net	$31,523	$35,514

Note 4. Revenue from Contracts with Customers

Disaggregation of Revenues

Based on similar operational as well as economic characteristics, the Company’s revenue from contracts with customers is disaggregated as follows:

(IN THOUSANDS)	Three months ended March 31,
	2021	2020
CTS segment
Software (point in time)	$2,369	$2,467
Software (overtime)	4,703	5,949
Services (point in time)	4,224	3,171
Services (overtime)	60,219	38,142

Total - CTS segment	$71,515	$49,729

ER segment
Software (overtime)	939	573
Services (point in time)	65,188	53,197

Total - ER segment	$66,127	$53,770

Total	$137,642	$103,499

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The Company records a contract asset when revenue is recognized prior to invoicing, or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets relate to the Company’s rights to consideration for performance obligations satisfied but not billed at the reporting date on contracts. Contract assets are billed and transferred to client accounts receivable when the rights become unconditional. For multi-year agreements, the Company generally invoices clients annually at the beginning of each annual coverage period or at agreed-upon milestones. The Company records a receivable related to revenue recognized when the Company has an unconditional right to invoice related to those performance obligations.

As of March 31, 2021 and December 31, 2020, the Company had contract assets of $3.3 million and $4.2 million, respectively, which is included in unbilled receivables on the Condensed Consolidated Balance Sheets. The changes in contract assets were primarily due to active consulting projects at year-end and large projects in the CTS segment with deferred billing terms in 2020.

As of March 31, 2021 and December 31, 2020, the Company had contract liabilities of $16.1 million and $16.7 million respectively, which is included in deferred revenue on the Condensed Consolidated Balance Sheets. Revenue recognized during the three months ended March 31, 2021 and the twelve months ended December 31, 2020 that was included in the deferred revenue balance at the beginning of such periods was $6.1 million and $8.5 million, respectively.

The unsatisfied performance obligation as of March 31, 2021 and December 31, 2020 was approximately $631.7 million and $551.1 million, respectively. The Company expects to recognize approximately 50% of the remaining performance obligations as of March 31, 2021 , as revenue over the next twelve months ended March 31, 2022, and the balance thereafter. The Company’s long-term contracts generally range from 1 to 5 years.

Contract Acquisition Costs

As a practical expedient, the Company recognizes the incremental costs of obtaining a contract as an expense with a client if the Company expects the benefit of those costs to be less than one year. The Company has determined that certain sales incentive programs for contracts that are longer than one year meet the requirements to be capitalized, if it expects to recover the costs.

Capitalized contract acquisition costs were $7.1 million and $5.2 million as of March 31, 2021 and December 31, 2020, respectively. Capitalized costs to obtain a contract are amortized ratably over the expected contract life, which generally ranges from 1 to 5 years. During the three months ended March 31, 2021 and March 31, 2020, the Company amortized $1.3 million and $1.7 million, respectively, of the capitalized contract acquisition costs into selling, general and administrative expenses in the Condensed Consolidated Statements of Operations. The Company did not incur any impairment losses on capitalized costs to obtain a contract in the three months ended March 31, 2021 and March 31, 2020.

Note 5. Equity-based Compensation

On January 8, 2020 and in connection with the Transaction, the Company, through its affiliation with the Da Vinci Purchaser Holdings LP (the “Parent”), approved the formation of the Da Vinci Purchaser Holdings LP 2020 Class B Unit Incentive Equity Plan (“Profits Interest Plan”). Under the Profits Interest Plan, the Parent is authorized to issue a total of 2,247,606 Profit Interest Units (“Class B Incentive Units”). As of March 31, 2021, 1,317,794 of the Class B Incentive Units were issued and outstanding to the Company employees.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

There are two types of Class B Incentive Units included within the Profits Interest Plan: Class B time-vesting units (“time-based units”), and Class B performance-based vesting units (“performance-based units”). The Parent may grant Class B Incentive Units with time-based vesting component only, which vest 20% on each annual anniversary of the grant date over five-years, except for the initial grants dated August 15, 2020 that will vest on January 8, 2021 or July 20, 2021 depending on the grant. Upon the occurrence of a Change of Control event (as defined in the Class B Incentive Plan), the time-based units shall become fully vested and non-forfeitable immediately prior to the effective date of such Change of Control; provided that the participant remains continuously employed or engaged in service by the Parent or any of its subsidiaries (and no Termination of Services occurs) from the date of grant through the consummation of such Change of Control.

Additionally, the Parent may grant Class B Incentive Units which also include performance-based vesting , whereby such performance-based units will vest upon the Sponsor having received proceeds over a specified-level of the Sponsor equity investment, generally allocated between three different tiers of performance goals. One of the measurement dates to determine if / whether the thresholds are met is a Change of Control (as defined in the Class B Incentive Plan). An initial public offering as contemplated by the Company will not constitute a Change of Control, and accordingly no outstanding units will vest by virtue of the initial public offering.    The performance-based units were not probable of vesting due to a Change of Control event not being probable as of March 31, 2021; as such, no expense was recorded for these units for the year ended March 31, 2021.

Once vested, the holder is entitled to distributions and liquidation and pre-emptive rights proportionate to their ownership interest and participates in the same form of consideration as other equity holders in the event of a sale of the entity. For both time and performance-based vesting units, if the employee leaves the Company voluntarily, all unvested performance vesting units will be automatically forfeited for no consideration. However, if the employee is terminated by the Company without cause, or the employee resigns for good reason, the units can continue to vest as described above for six months after the termination date, and any unvested units thereafter will be automatically forfeited for no consideration. Additionally, if the employee is terminated for any reason, the Parent has a right, but not an obligation, to redeem all or any portion of the terminated employee’s vested granted units at fair market value on the termination date. These units do not have a maximum contractual life, as such these units do not expire. For the three months ended March 31, 2021, the Company granted 4,496 time-based units and 4,496 performance-based units. No Class B Incentive Units were granted during the three months ended March 31, 2020.

The fair value of the Class B time-based units that vest solely upon continued employment is measured at the grant date and is recognized as expense over the employee’s requisite service period. The Option-Pricing method using the Black-Scholes model has been used to determine the grant date fair value of the awards. The expense related to the vesting of the units is recorded on the Company’s books because the Company directly benefits from the services provided by unit holders. The grant date fair values were determined based on the several different pricing models and inputs. The contractual term of the Class B Incentive Units ranges from 4 to 5 years. Expected volatility is the average volatility over the expected terms of comparable public entities from the same industry. The risk-free interest rate is based on a treasury rate with a remaining term similar to the expected term. The Company is recently formed and at this time does not expect to distribute any dividends.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Equity-based compensation expense related to the Class B “time-based” units was $1.3 million and $0.0 million for the three months ended March 31, 2021 and March 31, 2020, respectively. Equity-based compensation expense has been recorded within cost of revenues, and selling, general and administrative expenses within the Condensed Consolidated Statement of Operations as follows:

(IN THOUSANDS)	March 31,
2021
Cost of revenues	$302
Selling, general and administrative	983
Total	$1,285

As of March 31, 2021, there was total unrecognized compensation costs related to the time-based units of $19.3 million which is expected to be recognized over a weighted-average period of 3.8 years. The Company did not recognize a tax benefit from equity-based compensation expense in three months ended March 31, 2021.

The performance-based units were not probable of vesting as of March 31, 2021; as such, no expense was recorded for these units for the three months ended March 31, 2021.

The following table summarizes the activity for the Profits Interest Plan for the three months ended March 31, 2021 (dollar amounts are not in thousands):

	Units	Weighted Average Grant Date Fair Value Per Unit
Outstanding, January 1, 2021	1,334,762	$29.11
Granted	8,992	29.85
Forfeited	(25,960)	29.11

Outstanding, March 31, 2021	1,317,794	$29.12

Outstanding units represents the total of vested Class B Incentive Units and those expected to vest, including “time-based” awards for which the requisite service period has not yet been rendered. 121,440 Class B Incentive Units were vested as of March 31, 2021.

Note 6. Loss per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share:

(IN THOUSANDS EXCEPT PER SHARE AND SHARE DATA)
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Net loss	$(20,624)	$(30,092)
Weighted average basic and diluted shares outstanding	1,010	1,000
Basic and diluted net loss per share	$(20,419.80)	$(30,092.00)

For the three months ended March 31, 2021, a total of 1,317,794 Class B Incentive Units were not included in the computation of weighted average diluted units outstanding as the effect would be anti-dilutive. No Class B Incentive Units were granted during the three months ended March 31, 2020. The Class B Incentive Units represent participating securities to the extent they are vested; however, no losses have been allocated to the Class B Incentive Units during the period ended March 31, 2021 because they do not have a contractual obligation to share in losses.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 7. Long-Term Debt

Debt Consisted of the following:

(IN THOUSANDS)
	March 31, 2021	December 31, 2020
First Lien Term Loan, matures January 8, 2027, LIBOR plus 4.00%, subject to a LIBOR floor of 1.00%, or base rate (with a floor of 1.00%) plus 3.0%, with an effective rate of 5.00%	$1,062,348	$1,065,024
Second Lien Term Loan, matures January 8, 2028, Applicable rate of 9.00%	345,000	345,000
Less: Unamortized debt discount and issuance costs	(41,314)	(42,698)

Total debt, net	1,366,034	1,367,326
Less: Long-term debt current portion	(10,704)	(10,704)

Long term debt net of current portion and discount	$1,355,330	$1,356,622

Credit Facilities

As part of the close of the Transaction on January 8, 2020, the Company issued $920.0 million of term loans (“First Lien Term Loan”) under the First Lien Credit Agreement (“First Lien Credit Facility”) and $345.0 million of term loans (“Second Lien Term Loan”) issued under the Second Lien Credit Agreement (“Second Lien Credit Facility”).

First Lien Credit Facility

On January 8, 2020, the Company entered into the First Lien Credit Facility with Barclays Bank PLC as administrative agent, collateral agent and lender, and various other lender parties, providing for: (1) term loans of $920.0 million; and (2) revolving credit loans of up to $125.0 million (“Revolving Credit Facility”). The First Lien Credit Facility may also be used for swing-line loans up to $30.0 million and letters of credit up to $20.0 million (both, together and with revolving credit loans, not to exceed total revolving commitments of $125.0 million), from time to time, subject to certain limitations described below.

First Lien Term Loan

The First Lien Term Loan requires quarterly interest payments and quarterly principal payments of $2.3 million and matures on January 8, 2027. Interest on First Lien Term Loan accrues at an interest rate per year equal to the LIBOR rate (with a floor of 1.0%) plus 4.0% or base rate (with a floor of 1.0%) plus 3.0%, dependent upon the type of borrowing requested by the Company. To date, the Company has elected to calculate interest on the outstanding balance at LIBOR rate plus 4%.

On November 2, 2020, the Company entered into an amendment to the First Lien Credit Facility, which increased the borrowings under the First Lien Term Loan by $150.0 million (the “incremental loan facility”) to $1.1 billion.

Revolving Credit Facility

As of March 31, 2021 and December 31, 2020, $125.0 million and $125.0 million are available for borrowing under the Revolving Credit Facility, respectively, subject to certain financial covenants.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The maturity date of loans made under the Revolving Credit Facility is January 8, 2025. Interest on loans made under the Revolving Credit Facility accrues at an interest rate per year equal to the LIBOR rate plus 4.0% or base rate plus 3.0%, dependent upon the type of borrowing requested by the Company. There is no LIBOR floor associated with loans made under the Revolving Credit Facility. The interest rate for loans made under the Revolving Credit Facility is subject to change in increments of 0.25% depending on the Company’s net leverage ratio. There is a commitment fee of 0.50% on unused portions of the Revolving Credit Facility. The commitment fee is subject to change in increments of 0.125% depending on the Company’s net leverage ratio.

Borrowings under the First Lien Credit Facility may be prepaid by the Company, in whole or in part, without premium or penalty. Beginning 2021, the Company will be required to prepay outstanding amounts upon realizing (subject to exceptions and qualifications) excess cash flows from operations, proceeds from asset disposal or casualty events, incurring debt not otherwise permitted, and upon events of default or illegality. If, as of certain dates (in accordance with the First Lien Credit Facility), the Borrower’s revolving credit loans, swing-line loans, and letters of credit under the First Lien Credit Facility exceed 35% of the outstanding revolving commitments, the Borrower would be subject to a financial covenant. Such financial covenant requires the Borrower to maintain a specified consolidated ratio of 8.00:1.00 of total net first lien indebtedness to EBITDA (as calculated in accordance with the First Lien Credit Facility). As of March 31, 2021 and December 31, 2020, the financial covenant was not tested since the Borrower’s revolving credit loans, swing-line loans, and letters of credit were 0% of the outstanding revolving commitments.

On June 26, 2020, the Company purchased an interest rate cap (the “Interest Rate Cap”) to protect against increases in LIBOR above 1.0% on $917.7 million of notional. The Interest Rate Cap settles every 3 months if LIBOR exceeds 1.0%, with the Company receiving a payment equal to such rate differential, if any, with respect to the notional. The Interest Rate Cap terminates on October 8, 2023. The Company paid a premium of $1.3 million for the Interest Rate Cap.

The Interest Rate Cap is recorded on the Company’s Condensed Consolidated Balance Sheets at estimated fair value and the changes in fair value are included in interest expense in the Condensed Consolidated Statements of Operations. At March 31, 2021 and December 31, 2020, the estimated fair value of the Interest Rate Cap was $1.7 million and $0.5 million, respectively, recorded in Other Current Assets on the Condensed Consolidated Balance Sheet. The interest rate caps are classified as Level 2 in the fair value hierarchy.

Second Lien Credit Facility

On January 8, 2020, the Company entered into the Second Lien Credit Facility with Wilmington Trust, National Association as administrative agent and collateral agent, and lender parties, providing for a term loan of $345.0 million (“Second Lien Term Loan”). The Second Lien Term Loan bears an interest rate of 9% per annum paid quarterly and has a maturity date of January 8, 2028.

The Second Lien Term Loan requires quarterly interest payments and does not require principal payment until maturity. The Company must pay a premium if prepaying amounts owed under the term loan prior to 2024, and no premium thereafter. The Company may prepay the Second Lien Term Loan at 109% of par prior to January 8, 2022, at 104.5% of par prior to 2023 and at 102.25% of par prior to 2024. Further, if the Company prepays the Second Lien Term Loan prior to January 8, 2022, the Company will also be required to pay any future scheduled interest on the Second Lien Term Loan due from the prepayment date until January 8, 2022. The Borrower will be required to prepay outstanding amounts, including prepayment premiums in certain cases, upon realizing (subject to exceptions and qualifications) proceeds from asset disposal or casualty events, incurring debt not otherwise permitted, and upon events of default or illegality. The Company has assessed the likelihood of these events occurring to be remote as of March 31, 2021.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The fair value of the Second Lien Term Loan is approximately $415.3 million and $439.8 million as of March 31, 2021 and December 31, 2020, respectively.

Obligations under the First Lien Credit Facility and Second Lien Credit Facility are secured by all of the Company’s assets and guaranteed by most of the Company’s subsidiaries, including any future material subsidiaries that are required to guarantee obligations under the First Lien Credit Facility, as well as WCG Purchaser Intermediate Corp., the Company’s direct subsidiary. The credit facilities contain customary representations and warranties, affirmative and negative covenants (subject, in each case, to exceptions and qualifications) and events of defaults, including covenants that restrict the Company’s ability and the ability of its subsidiaries to, among other things, incur additional indebtedness or issue disqualified stock, pay dividends and make other restricted payments (including restricted investments), sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

As of March 31, 2021, principal payments scheduled to be made on the Company’s debt obligations are as follows (in thousands):

(IN THOUSANDS)
Remainder of 2021	$8,027
2022	10,704
2023	10,704
2024	10,704
2025	10,704
Thereafter	1,356,505

Total debt principal payments	$1,407,348

Note 8. Income Taxes

The Company calculated the provision for income taxes during 2021 and 2020 interim reporting periods by applying an estimate of the annual effective tax rate for the full fiscal year to “ordinary” pre-tax income or loss , excluding unusual or infrequently occurring discrete items, for the reporting period. Certain items such as changes in tax rates, tax benefits or expense related to settlements of equity-based payment awards, and foreign currency gains or losses are treated as discrete items and are recorded in the period in which they arise. When calculating the annual estimated effective income tax rate we excluded those jurisdictions with a loss that have a full valuation allowance in place, as no tax benefit is expected for these jurisdictions.

On March 27, 2020, Congress enacted The Coronavirus Aid, Relief, and Economic Security (CARES) Act to provide certain relief as a result of the COVID-19 pandemic. The CARES Act, among other things, includes provisions relating to net operating loss carryback periods, alternative minimum tax credit refunds, and modification to the net interest deduction limitations. See further discussion below regarding the impacts.

Company’s effective tax rate (ETR) from continuing operations was 21.8 percent for the quarter ended March 31, 2021 and 34.8 percent for the same quarter ended March 31, 2020. The primary difference is caused by fluctuations in the income attributed to the Company’s various state income tax filings and the impact of the benefit recorded in 2020 for the tax law changes, as further noted below.

During the three months ended March 31, 2021, we recorded an income tax benefit of approximately $5.76 million. This benefit is primarily driven by the expected US federal benefit from continued operations, the state tax benefit and adjustments for permanent items. During the three months ended March 31, 2020, we

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

recorded an income tax benefit of approximately $16 million. This benefit is primarily driven by the expected US federal benefit from continued operations, the state tax benefit and adjustments for permanent items. Additionally, this period reflected additional benefits for the impacts of tax law changes stemming from the CARES Act, specifically the Company’s ability to carryback net operating losses to periods with a higher, 35%, tax rate.

Note 9. Commitments and Contingencies

Litigation

Occasionally, the Company becomes involved in claims and legal proceedings. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management and the Company’s internal legal counsel, such proceedings are substantially covered by insurance, and the ultimate disposition of such proceedings would not be expected to have a material adverse effect on the Company’s consolidated financial position, operating results or cash flows.

Employment Agreements

The Company has employment agreements with several senior executives; such agreements provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. Each employment agreement provides that employment is at-will and, therefore, may be terminated by either party that may require compensation payments. For more information on such employment agreements, please see “Executive Compensation Arrangements—Employment Agreements.”

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 10. Condensed Financial Information of Registrant (Parent Company Only)

WCG Clinical, Inc.

Parent Company Only

Condensed Balance Sheets

(in thousands)

	March 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$—	$—
Total Current Assets	—	—
Investment in subsidiaries	1,918,821	1,938,258

Total Assets	$1,918,821	$1,938,258

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities	$—	$—
Total Current Liabilities	—	—

Total Liabilities	—	—

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value; 1,200 shares authorized; 1,010 and 1,010 issued and outstanding at March 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,034,973	2,033,689
Accumulated deficit	(115,898)	(95,274)
Accumulated other comprehensive loss	(254)	(157)

Total Stockholders’ Equity	1,918,821	1,938,258

Total Liabilities and Stockholders’ Equity	$1,918,821	$1,938,258

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

WCG Clinical, Inc.

Parent Company Only

Condensed Statements of Operations

(in thousands)

Three months ended
	March 31, 2021	March 31, 2020
Revenues	$—	$—
Cost of Revenues (exclusive of depreciation and amortization)	—	—
Operating Expenses	—	—
Total Operating Expenses	—	—
Operating Loss	—	—
Other Expense
Total Other Expense	—	—
Equity in Net Loss of Subsidiaries	(20,624)	(30,092)

Net Loss	$(20,624)	$(30,092)

WCG Clinical, Inc.

Parent Company Only

Condensed Statements of Comprehensive Loss

(in thousands)

	Three months ended
	March 31, 2021	March 31, 2020
OPERATING ACTIVITIES
Net Loss	$(20,624)	$(30,092)
Subsidiaries’ Other Comprehensive Loss	(97)	(151)

Total Comprehensive Loss	$(20,721)	$(30,243)

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Business and Basis of Presentation

Description of Business

WCG Clinical, Inc. (f/k/a WCG Purchaser Holdings Corp.), through its subsidiaries, provides solutions that are designed to measurably improve the quality and efficiency of clinical research. WCG Clinical, Inc. and WCG Purchaser Intermediate Corp., its direct subsidiary, are holding companies with no other operations, cash flows, material assets or liabilities other than the direct and indirect equity interests in WCG Purchaser Corp. For the periods presented, the Company did not receive any dividends from WCG Purchaser Corp. or its consolidated subsidiaries. WCG Clinical, Inc.’s ability to pay dividends is limited under the terms of WCG Purchaser Corp.’s First Lien Credit Facility and Second Lien Credit Facility. The credit facilities contain covenants limiting WCG Purchaser Corp.’s ability and the ability of its restricted subsidiaries to, among other things: incur additional indebtedness or issue disqualified stock, pay dividends and make other restricted payments (including restricted investments), sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets. Due to the aforementioned qualitative restrictions, substantially all of the assets of the WCG Clinical, Inc.’s subsidiaries are restricted. These covenants are subject to important exceptions and qualifications as described in the credit facilities. For a discussion of the credit facilities, see the Long-Term Debt footnote.

Basis of Presentation

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, WCG Clinical, Inc.’s investments in subsidiaries are presented under the equity method of accounting. A condensed statement of cash flows was not presented because WCG Clinical, Inc. has no material operating, investing, or financing cash flow activities for the three months ended March 31, 2021 and March 31, 2020. See Description of Business footnote for further discussion. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to condensed consolidated financial statements.

Note 11. Subsequent Events

The Company has evaluated subsequent events through June 17, 2021, the date on which the condensed consolidated financial statements were issued and determined that no additional subsequent events occurred that would require recognition or disclosure in the condensed consolidated financial statements.

On April 1, 2021 the Company acquired The Avoca Group, Inc. (“Avoca”) a life sciences solutions firm dedicated to improving quality and compliance in clinical trials. The Avoca Quality Consortium (AQC®) is comprised of leading pharma, biotech, CRO, site, and clinical service provider companies with the shared objective of elevating clinical trial quality and bringing key stakeholders in the clinical trials process into greater alignment. In connection with the Avoca acquisition, the total purchase price was $44.0 million, of which $36.0 million was paid in cash and $8.0 million of membership interests in the Parent were granted at fair value as equity consideration. In addition, the sellers and certain participating Avoca employees have the opportunity to earn an additional $12.0 million in the aggregate by achieving certain future EBITDA targets. The transaction was funded by the Company’s cash on hand. For certain acquisitions, including the Avoca acquisition, the Company will employ the services of third-party valuation specialists to assist in the purchase price valuation. As of the date of issuance of these financial statements and the notes included, our third-party valuation specialists have not completed their report for this acquisition and as such, disclosing an incomplete purchase price allocation and valuation would not be meaningful. The acquisition of The Avoca Group, Inc. does not constitute a material business combination.

WCG Clinical, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

On June 1, 2021, the Company acquired Intrinsic Imaging LLC (“Intrinsic”) for a total purchase price of $80.0 million. Intrinsic is in the business of providing comprehensive medical imaging and cardiac safety core lab services to customers in support of clinical trials across all therapeutic areas and device and software validation studies, including, but not limited to advisory services, consulting services, data acquisition, data centralization and harmonization, data analysis, quality control, data processing, data review, data transfer, query management, and reader management and oversight. In addition, certain participating Intrinsic management team has the opportunity to earn an additional $12.1 million in the aggregate by achieving certain future EBITDA targets. The transaction was funded by the Company’s cash on hand. The Company is in the process of determining the purchase price valuation, and the allocation of the purchase price has not yet been completed. The acquisition of Intrinsic does not constitute a material business combination.

             Shares

WCG Clinical, Inc.

Common Stock

Goldman Sachs & Co. LLC	Morgan Stanley	BofA Securities	Barclays

Jefferies	William Blair	BMO Capital Markets

UBS Investment Bank	SVB Leerink	HSBC

Through and including                  , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee		*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our certificate of incorporation and bylaws provide in effect that we shall indemnify our directors and officers to the extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we have issued the following securities which were not registered under the Securities Act of 1933, as amended:

on April 1, 2021, we issued 2.8070312 shares of common stock to Da Vinci Purchaser Holdings LP in connection with the acquisition of Avoca Group, Inc.; and

on November 2, 2020, we issued 9.8870650 shares of common stock to Da Vinci Purchaser Holdings LP in connection with the acquisition of Trifecta Multimedia, LLC.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits.

Exhibit No.	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Company, as amended to date and as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon the consummation of this offering.

3.3	Amended and Restated Bylaws of the Company, as amended to date and as currently in effect.

3.4*	Form of Second Amended and Restated Bylaws of the Company, to be effective upon the consummation of this offering.

4.1*	Specimen Common Stock Certificate of the Company.

4.2*	Form of Amended and Restated Registration Rights Agreement, to be effective upon the consummation of this offering.

4.3*	Form of Voting Agreement, to be effective upon the consummation of this offering.

5.1*	Opinion of Latham & Watkins LLP.

10.1	First Lien Term Credit Agreement, dated January 8, 2020, by and among WCG Purchaser Corp. (formerly known as Da Vinci Purchaser Corp.), WCG Purchaser Intermediate Corp. (formerly known as Da Vinci Purchaser Intermediate Corp.), Barclays Bank PLC and the lenders party thereto.

10.2	First Amendment to First Lien Term Credit Agreement, dated November 2, 2020, by and among WCG Purchaser Corp. (formerly known as Da Vinci Purchaser Corp.), WCG Purchaser Intermediate Corp. (formerly known as Da Vinci Purchaser Intermediate Corp.), Barclays Bank PLC and the lenders party thereto.

10.3	Second Lien Term Credit Agreement, dated January 8, 2020, by and among WCG Purchaser Corp. (formerly known as Da Vinci Purchaser Corp.), WCG Purchaser Intermediate Corp. (formerly known as Da Vinci Purchaser Intermediate Corp.), Wilmington Trust, National Association and the lenders party thereto.

10.4*	Amended and Restated Employment Agreement by and between the WIRB—Copernicus Group, Inc. and Donald A. Deieso, Ph.D, to be effective upon the consummation of this offering.

10.5*	Amended and Restated Employment Agreement by and between the WIRB—Copernicus Group, Inc. and Nicholas Slack, to be effective upon the consummation of this offering.

10.6*	Amended and Restated Employment Agreement by and between the WIRB—Copernicus Group, Inc. and Laurie L. Jackson, to be effective upon the consummation of this offering.

10.7	2020 Class B Unit Incentive Equity Plan of Da Vinci Purchaser Holdings LP.

10.8	Form Class B Award Agreement under the 2020 Class B Unit Incentive Equity Plan of Da Vinci Purchaser Holdings L.P.

10.9*	2021 Incentive Award Plan of the Company, to be effective upon the consummation of this offering.

10.10*	Non-Employee Director Compensation Policy

10.11*	Form of Indemnification Agreement.

21.1*	List of subsidiaries of WCG Clinical, Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

Exhibit No.	Exhibit Description

23.2*	Consent of BDO USA LLP, independent registered public accounting firm.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

(b)    Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts on this      day of                  , 2021.

WCG CLINICAL, INC.

By:
	Name:	Donald A. Deieso, Ph.D.
	Title:	Executive Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of WCG Clinical, Inc. hereby severally constitute and appoint Donald A. Deieso, Ph.D. and Laurie L. Jackson, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

Donald A. Deieso, Ph.D.	Executive Chairman and Chief Executive Officer (principal executive officer)	, 2021

Laurie L. Jackson	Chief Financial Officer and Chief Administration Officer (principal financial and accounting officer)	, 2021

John Baumer	Director	, 2021

Eugene Gorbach	Director	, 2021

Henrik Kjær Hansen	Director	, 2021

Signature	Title	Date

Stephen McLean	Director	, 2021

Kavita Patel, MD	Director	, 2021

Richard Pilnik	Director	, 2021

James Rothman, Ph.D.	Director	, 2021

Peter Zippelius	Director	, 2021